Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

As submitted confidentially with the Securities and Exchange Commission on September 1, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TPG Partners, LLC

to be converted as described herein to a corporation named

TPG Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6282	87-2063362
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

Telephone: (817) 871-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Bradford Berenson, Esq.

TPG Partners, Inc.

General Counsel

345 California Street, Suite 3300

San Francisco, CA 94104

Telephone: (415) 743-1500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Harvey M. Eisenberg, Esq. Alexander D. Lynch, Esq. Michael B. Hickey, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Michael Kaplan, Esq. Derek Dostal, Esq. Darren Schweiger, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000 (Phone) (212) 701-5800 (Fax)	Thomas Holden, Esq. Thomas J. Fraser, Esq. Benjamin Kozik, Esq. Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300 (Phone) (415) 315-6350 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)	Includes shares of Class A common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

EXPLANATORY NOTE

TPG Partners, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, TPG Partners, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to TPG Partners, Inc. as described in the section captioned “Organizational Structure” of the accompanying prospectus. In the accompanying prospectus, we refer to our conversion to a corporation as the “Corporate Conversion.” As a result of the Corporate Conversion, the member of TPG Partners, LLC will become a holder of shares of common stock of TPG Partners, Inc. Except as disclosed in the prospectus, the historical consolidated financial statements and other financial information included in this registration statement are those of TPG Group Holdings (as defined herein), and do not give effect to the Corporate Conversion. Shares of the Class A common stock of TPG Partners, Inc. are being offered by the prospectus included in this registration statement.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2021

PRELIMINARY PROSPECTUS

            Shares

Class A Common Stock

This is an initial public offering of Class A common stock by TPG Partners, Inc. (the “Company”). We are offering                shares of our Class A common stock.

Currently, no public market exists for our Class A common stock. We expect the initial public offering price per share of our Class A common stock will be between $             and $            . We intend to apply to have our Class A common stock listed on the                under the symbol “TPG.”

After giving effect to the Reorganization (as defined herein) and the completion of this offering, we will have three classes of common stock: Class A common stock; nonvoting Class A common stock; and Class B common stock (collectively, our “common stock”). Each share of Class A common stock entitles the holder to one vote per share. Each share of Class B common stock initially entitles the holder to ten votes per share and accompanies a Common Unit (as defined herein) of the TPG Operating Group (as defined herein); upon redemption of such Common Unit for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, Class A common stock (or, in certain cases, nonvoting Class A common stock), the corresponding Class B common stock will automatically be redeemed for its par value. Shares of nonvoting Class A common stock have no voting rights and each such share is convertible into one share of Class A common stock upon transfer to a third party as and when permitted by the Investor Rights Agreement (as defined herein). See “Organizational Structure—Investor Rights Agreement.”

We intend to use a portion of the net proceeds of this offering to acquire Common Units from certain existing owners of the TPG Operating Group (none of whom is an active TPG partner or Founder (as defined herein)) at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering, and the remaining net proceeds to purchase newly issued Common Units in a primary contribution at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. We expect the TPG Operating Group to use these proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and for working capital and general corporate purposes. In connection with the Reorganization, certain limited partners of the TPG Operating Group will exchange all or a portion of their Common Units for shares of our Class A common stock (or in some cases our nonvoting Class A common stock) and will cease to be partners of the TPG Operating Group partnerships.

Concurrently with the consummation of this offering, we will issue an aggregate of                shares of our Class B common stock and                shares of our Class A common stock to certain partners of the TPG Operating Group (other than us) and certain of their affiliates. The Class B stockholders will hold                % of the combined voting power of our common stock immediately after this offering. See the section titled “Description of Capital Stock.”

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the                . See “Management.”

See “Risk Factors” on page 24 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting (Conflicts of Interest)” for additional information regarding total underwriter compensation.

To the extent that the underwriters sell more than                shares of Class A common stock, the underwriters have an option to purchase up to an additional                shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                , 2021.

J.P. Morgan	Goldman Sachs & Co. LLC	TPG Capital BD, LLC

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Neither we nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (nor any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (and our and their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Trademarks, Trade Names and Copyrights

We and our subsidiaries own or have the right to use various trademarks, trade names, service marks and copyrights, including the following: TPG, TPG Energy, TPG Capital, TPG Healthcare, TPG Asia, TPG Growth, The Rise Fund, TPG Real Estate, TPGRE, TRT, TPG Strategic Infrastructure, TSI, TPG Digital Media, TPG Tech Adjacencies, TTAD, TPG Public Equity Partners, TPEP, TPG SATYA, TPG Pace, TPG Biotechnology, TPG Biotech, TPG ART, TPG Financial Partners, TFP, T3, TPG Star, TPG Cleantech, TPG Credit, TPG Holdings, TPG Global, TPG Fundraising, TPG Funding, TPG Partners, Rise Labs, TPG Energy Solutions, TES, TPG China, Texas Pacific Group, Newbridge, NewQuest and Y Analytics and various logos used in association with these terms. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to

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Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

herein are listed without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights appearing in this prospectus are the property of their respective owners.

Presentation of Financial and Operating Information

The body of generally accepted accounting principles in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the U.S. Securities and Exchange Commission (the “SEC”) as a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes or includes amounts that would not be adjusted to the most comparable GAAP measure. In this prospectus, we disclose non-GAAP financial measures, including distributable earnings, or “DE,” after-tax DE, fee-related earnings, or “FRE,” fee-related revenues and fee-related expenses. These measures are not financial measures under GAAP and should not be considered as substitutes for net income, revenues or total expenses, and they may not be comparable to similarly titled measures reported by other companies. These measures should be considered in addition to GAAP measures. We use these measures to assess the core operating performance of our business. These measures are further described and reconciled to net income under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Market, Industry and Certain Other Information

Market data and industry information used throughout this prospectus is based on market and industry data and forecasts that we have derived from publicly available information, various industry publications, other published industry sources and management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys and publications, and other publicly available information prepared by a number of sources. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, we relied upon information and reports provided by our portfolio companies for portfolio company specific revenue and other metrics used in this prospectus. Metrics such as portfolio company-specific revenue growth are internal metrics that we monitor and track but are not maintained or audited in accordance with GAAP. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain Definitions

As used in this prospectus, unless the context otherwise requires, references to:

•

“TPG,” “our company,” “we,” “our,” and “us,” or like terms, refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to the TPG Operating Group or, depending on the context, TPG Partners, LLC and its consolidated subsidiaries taken as a whole, and after the Corporate Conversion, to TPG Partners, Inc. and its consolidated subsidiaries taken as a whole.

•	“AUM” refers to assets under management.

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•

“Class A common stock” refers to Class A common stock of TPG Partners, Inc., which entitles the holder to one vote per share. When we use the term “Class A common stock” in this prospectus, we are referring exclusively to such voting Class A common stock and not to “nonvoting Class A common stock.”

•	“Class B common stock” refers to Class B common stock of TPG Partners, Inc., which entitles the holder to ten votes per share until the Sunset (as defined herein) but carries no economic rights.

•	“Common Unit” refers to a common unit in a TPG Operating Group partnership (or, depending on the context, a common unit in each TPG Operating Group partnership).

•	“Control Group” refers to Messrs. Bonderman, Coulter and Winkelried, upon consummation of the Reorganization and expands as discussed in “Management—Founder Succession and Governance Transition.”

•

“Excluded Assets” refers to the assets and economic entitlements to be transferred to RemainCo listed in Exhibit      to the Reorganization Agreement (as defined herein), which primarily include (i) minority interests in certain sponsors unaffiliated with TPG, (ii) the right to certain performance allocations in TPG funds, (iii) certain co-invest interests and (iv) cash.

•	“FAUM” refers to fee earning assets under management.

•	“Founders” refers to David Bonderman and James G. (“Jim”) Coulter.

•	“GP LLC” refers to TPG GP A, LLC, the owner of the general partner of TPG Group Holdings.

•

“nonvoting Class A common stock” refers to the nonvoting Class A common stock of TPG Partners, Inc., which has no voting rights and is convertible into shares of Class A common stock upon transfer to a third party as and when permitted by the Investor Rights Agreement.

•	“our people” refers to our employees, partners and affiliated advisors.

•

“performance allocations” refers to amounts earned by us based upon the performance of a TPG fund. The performance allocation may be a profits interest in the realized gains of a fund or a fee based upon the appreciation of a fund.

•	“Pre-IPO Investors” refers to certain sovereign wealth funds, other institutional investors and certain other parties that entered into a strategic relationship with us prior to the Reorganization.

•

“Promote Unit” refers to a promote unit in each of the TPG Operating Group partnerships, which will entitle the holder to certain distributions of performance allocations received by the TPG Operating Group (or, depending on the context, a promote unit in each TPG Operating Group partnership).

•	“Public SPACs” refers to Pace Holdings Corp., TPG Pace Energy Holdings Corp., TPG Pace Holdings Corp., TPG Pace Tech Opportunities Corp. and TPG Pace Beneficial Finance Corp.

•

“RemainCo” refers to, collectively, Tarrant RemainCo I, L.P., a Delaware limited partnership, Tarrant RemainCo II, L.P., a Delaware limited partnership, and Tarrant RemainCo III, L.P., a Delaware limited partnership, which will own the Excluded Assets, and Tarrant RemainCo GP LLC, a Delaware limited liability company serving as their general partner.

•

“Specified Company Assets” refers to TPG general partner entities from which holders of Common Units (including us) will receive an estimated 20% performance allocation after giving effect to the Reorganization.

•	“TPG general partner entities” refers to certain entities that (i) serve as the general partner of certain TPG funds and (ii) are, or historically were, consolidated by TPG Group Holdings.

•

“TPG Group Holdings” refers to TPG Group Holdings (SBS), L.P., a Delaware limited partnership that is considered our predecessor for accounting purposes and is a TPG Partner Vehicle and direct owner of certain Common Units and Class B common stock.

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•

“TPG Operating Group” refers to (i) for periods prior to giving effect to the Reorganization, TPG Holdings I, L.P., a Delaware limited partnership, TPG Holdings II, L.P., a Delaware limited partnership, and TPG Holdings III, L.P., a Delaware limited partnership and their respective consolidated subsidiaries (collectively, “TPG Holdings I-III”) and (ii) for periods beginning on the date of and after giving effect to the Reorganization, (A) the TPG Operating Group partnerships and their respective consolidated subsidiaries and (B) not to RemainCo.

•

“TPG Operating Group partnerships” refers to TPG Operating Group I, L.P., a Delaware limited partnership, TPG Operating Group II, L.P., a Delaware limited partnership, and TPG Operating Group III, L.P., a Delaware limited partnership.

•	“TPG Operating Group units” refers to the Common Units and the Promote Units.

•

“TPG Partner Holdings” refers to TPG Partner Holdings, L.P., a Cayman Islands exempted limited partnership, which is a TPG Partner Vehicle that indirectly owns substantially all of the economic interests of TPG Group Holdings, a TPG Partner Vehicle.

•

“TPG Partner Vehicles” refers to, collectively, the vehicles through which the Founders and current and former TPG partners (including such persons’ related entities and estate planning vehicles) hold their equity in the TPG Operating Group, including TPG Group Holdings and TPG Partner Holdings.

In addition, for definitions of “Gross IRR,” “Net IRR,” “Gross MoM” and related terms, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fund Performance Metrics.”

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PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. For example, while we highlight certain select investments, groups of investments or funds below, our results of operations also include other less successful or unsuccessful investments. You should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus, before making an investment decision.

Overview

We are a leading global alternative asset manager with approximately $108 billion in assets under management as of June 30, 2021. We have built our firm through a 30-year history of successful innovation and organic growth. We have delivered superior risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy. Through our distinctive business approach and strong track record across a diversified, innovative array of investment platforms, we believe we are well-positioned to continue generating sustainable growth across our business.

We have delivered strong historical growth. Our assets under management have grown 48% from 2016 to $89.5 billion as of December 31, 2020. From 2018 to 2020, our total revenues increased 51% to $2.1 billion, and our fee-related revenue, a non-GAAP measure, increased 34% to $716 million. Over that same period, our net income increased 102% to $1.4 billion.

Founded in 1992 with our first investment operations centered in the San Francisco Bay area, TPG is built on family office origins, entrepreneurial heritage and a West Coast base, which have resulted in strong growth, an affinity for disruption and technology, and a distinctive culture of openness and collaboration. Our principled focus on innovation has resulted in a disciplined, organic evolution of our business over time. Dating back to the earliest days of our firm, our track record reflects our history of organically incubating, launching and scaling new platforms and products, often early in the development of important alternative asset industry trends. With a diversified set of investment strategies and a strategic orientation towards areas of high growth, such as technology, healthcare and impact, we are well-positioned for the future of alternative asset management.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG is led by a team of world-class executives and business leaders who have an average of 27 years of professional experience, including an average tenure at TPG of more than 12 years, and who are supported by a deep bench of talented professionals. With 872 employees as of July 1, 2021, including more than 300 investment and operations professionals, we conduct our business through 12 offices across 8 countries, providing us with a substantial global footprint and network for sourcing transactions, raising capital and driving value in our investments. Our platform-based investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide pattern recognition. Through multiple decades of experience, we have developed an ecosystem of insight, engagement, and collaboration across our platforms and products, which currently include more than 280 active portfolio companies headquartered in more than 30 countries, employing more than 500,000 people.

We are a global, diversified alternative asset management firm consisting of five multi-product investment platforms, which we refer to as “platforms.” Our platforms are: (1) Capital, (2) Growth, (3) Impact, (4) Real Estate and (5) Market Solutions.

(1)	Includes $5.4 billion raised in July 2021 for the first close of TPG Rise Climate, of which $400 million is subject to final regulatory approval.
(2)	Excludes legacy and discontinued funds. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.
(3)	“Last 10 Years” refers to all funds raised in the last 10 years; unless otherwise noted, figures are as of December 31, 2020.
(4)

Reflects last 12 months value creation by platform, excluding legacy and discontinued funds. LTM Value Creation measures the value change of the platform during the last 12 months divided by the sum of (i) the Unrealized Value (as defined herein) at the beginning of the measurement period plus (ii) Capital Invested (as defined herein) in follow-on investments made during the measurement period.

We have constructed a high-quality base of assets under management within highly attractive sub-segments of the alternative asset management industry. The strength of our investment performance and our ability to

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

innovate within our business have led to consistent historical growth in our assets under management, all on a scaled infrastructure that gives our business a high degree of operating leverage.

The quality of our asset base and the strength of our returns have allowed us to grow our fee earning assets under management and resulting management fees. We believe that our firm’s earnings stand to benefit from substantial margin enhancement as our platforms continue to grow and mature. We are positioned for rapid, profitable growth, which we believe will compound in the years ahead as we expand our existing platforms, launch new market-leading products and platforms, and pursue inorganic growth opportunities.

Our Distinctive Business Approach

We are distinctive in the way in which we organize our business and make investment decisions. Our business is set apart by our collaborative investment approach, our substantial centralized resources, our partnership engagement model and our entrepreneurial culture.

Deep Industry Focus with Shared Investment Themes

Our platform-based investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide knowledge. Our professionals pursue compelling thematic investment opportunities, unencumbered by specific capital requirements or transaction structures, as evidenced by our partners’ frequent collaboration across platforms and products. Our teams identify outstanding investment opportunities regardless of the platform in which they may ultimately fit, resulting in a broad and efficient firmwide, sector-enabled sourcing funnel. As a result of this approach, as of July 1, 2021 approximately 66% of TPG’s partners have led investments across more than one platform. Furthermore, we support and incentivize collaboration across platforms through the use of shared resources and compensation frameworks. We award investment-specific performance fees to professionals who lead investments, including those made outside of their primary platforms.

We have chosen to focus our teams and our sector development in areas of economic growth and long-term secular tailwinds such as technology, healthcare and impact. We believe this focus has created an investment philosophy and a portfolio that is distinctly growth-oriented, as captured by the revenue growth of the portfolio across our current generation of funds relative to the revenue performance of the companies which comprise public market benchmark indices, as illustrated below:

(1)	Benchmark indices’ 2020 revenue growth per Bloomberg.
(2)	Weighted-average revenue growth where weights are based on unrealized value; includes TPG VIII, TPG Healthcare Partners, Asia VII, Growth V, TPG Tech Adjacencies and Rise II.

Value-Added Operating Approach

TPG was one of the first private equity firms to establish an in-house operations group (“TPG Ops”) in 1995. We believe that our operations team continues to be a core differentiator in our ability to drive strong

Confidential Treatment Requested by

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growth in our portfolio companies and the resulting strong performance in our funds. As of July 1, 2021, TPG Ops consists of 54 operations professionals who have substantial specialized sector knowledge and functional experience. Unlike many of our peers, who outsource operational work to consulting firms, the vast majority of our value-added operating activities are executed by TPG Ops members, most of whom are full-time employees of our firm. TPG Ops professionals are fully integrated into our deal teams and incentivized in portfolio company performance, with an opportunity to share in the same investment-specific performance fees as our investment professionals. TPG Ops professionals identify and underwrite operational improvement opportunities, build and partner with strong management teams, and execute on tailored value generation plans through functional line-level engagement.

Rich Global, Collaborative Ecosystem with a Robust Base of Centralized Resources

We were early movers in establishing dedicated functional teams to support our global investing efforts. We have deployed our client and capital formation, capital markets, human resources, communications, firm infrastructure and services, legal, compliance and environmental, social and corporate governance (“ESG”) teams across our firm to drive value in each of our platforms, from fundraising to portfolio company realizations. For example, our Client and Capital Formation team has raised $49 billion in commitments since the start of 2018 (including $5.4 billion raised in July 2021 for the first close of Rise Climate I, of which $400 million is subject to final regulatory approval), and our Capital Markets team has driven realizations and managed capital structures across a portfolio that has priced 52 initial public offerings and raised $150 billion in debt from January 1, 2014 to June 30, 2021, demonstrating the tangible strength of our shared resources. The ability of our teams to leverage these value-added firm capabilities has enabled us to drive positive outcomes seamlessly and consistently across our platforms.

Deep, Committed Relationships with a Growing Limited Partner Base

We are backed by the most sophisticated global asset allocators, including approximately 500 institutional limited partners, with whom we have direct relationships. We have significant room to both grow with our existing investors and add new investors. We have cultivated deep, longstanding relationships with our investors, as evidenced by the 14-year weighted average tenure since our limited partners’ first commitment to one of our funds.

Of our limited partners who have commitments in active TPG funds raised over the last 10 years (excluding public market investing vehicles), 79% are invested in active funds across three or more of our products and 83% are invested in active funds across two or more of our platforms.

Innovative Product Development and Growth Model

Our focus on key growth sectors and our successful track record have given our teams the differentiated level of expertise and credibility required to identify opportunities for new product development, and our entrepreneurial culture has encouraged our teams to execute on the opportunities that they identify. As such,

Confidential Treatment Requested by

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throughout our 30-year history, we have increased the breadth of our investment franchise through a combination of organic incubation of new products and acquisitive growth. Since the start of 2018, we have raised nearly $14 billion for five new products (including $5.4 billion raised in July 2021 for the first close of Rise Climate I, of which $400 million is subject to final regulatory approval). Notable examples of innovative new product launches in recent years include:

•	2018: TPG Healthcare Partners or “THP” ($2.7 billion): Dedicated fund investing in all areas of healthcare, primarily in partnership with other TPG funds

•	2018: TPG Tech Adjacencies or “TTAD” ($3.7 billion across two fund cycles): Focused on making structured minority investments in internet, software, digital media and other technology sectors

•

2021: TPG Rise Climate ($5.4 billion, including $400 million that is subject to final regulatory approval): Dedicated impact fund focused on investing in and scaling commercially viable companies that are developing innovative climate solutions

Culture as Strategy

Since our firm’s founding, we have believed that fostering a collaborative, open-partnership culture within TPG is a strategic imperative in enabling our growth and success. Internally, our partnership mindset is embodied in our core activities, including our investment committees, which are open to all investment and operations professionals. Furthermore, we believe that the quality of our investments and our ability to build great companies depend on the originality of our insights and the diversity of our team’s thought. Promoting diversity, equity, and inclusion (“DEI”) is both a core value and a strategic initiative for our firm. Our DEI efforts are pursued through our Diversity, Equity & Inclusion Council, which is jointly led by our Chief Executive Officer, or “CEO,” and Chief Human Resources Officer, includes partners from across the firm and is supported by employee-led advisory groups that have broad-based engagement at all levels of our firm.

Our culture also drives the way in which we engage with our existing and prospective portfolio companies. As a result of our institutional emphasis on mutual respect, transparency and partnership, our professionals are often the “partner of choice” for the management teams, founders and ownership groups of companies in which we seek to invest. Our culture has been a driver of strong investment outcomes and has allowed us to establish longstanding relationships with management teams, which, in turn, has resulted in multiple instances of our successful repeat partnerships with these teams.

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Our Market Opportunity

As alternative asset management remains a broadly attractive and growing industry, certain trends and sectors within this market are particularly favorable and allow managers to develop differentiated market positioning. We have built our firm with an orientation towards what we believe are the most significant trends driving our industry:

Platforms

We have developed our five investment platforms, (1) Capital, (2) Growth, (3) Impact, (4) Real Estate and (5) Market Solutions, organically over time as we have identified areas where our track record and thematic depth provide opportunities to create differentiated solutions to address market needs. We believe that our platforms provide a compelling cross-section of attractive, fast-growing areas of alternative assets.

Each of our five investment platforms is comprised of a number of products that are complementary to each other and provide our limited partners with differentiated avenues for capital deployment. Most of our products have raised multiple generations of funds, which we believe highlights the value our limited partners see in these products. Importantly, each of our platforms and their underlying products invests across our sectors. Our diverse pools of capital allow us to be flexible and opportunistic investors, which increases both our relevance in the private capital ecosystem and the value we can bring to potential portfolio companies. We believe that this approach is accretive to our organic investment sourcing capabilities and provides a stable, diversified revenue base for our firm with multiple growth vectors. Unless otherwise noted, all metrics are as of December 31, 2020. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.

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Platform: Capital

Our Capital platform is focused on large-scale, control-oriented private equity investments and was the first business formed within TPG at our 1992 founding. Since inception, our Capital platform has invested over $70 billion and has created more than $60 billion of value, achieving a gross IRR of 23%. In the last 12 months, the platform has generated value creation of 13%. Our Capital platform funds are organized in four primary products: (1) TPG Capital, (2) TPG Healthcare Partners, (3) TPG Asia and (4) Continuation Vehicles.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics—Assets Under Management.”

Platform: Growth

After investing over $3 billion in transactions smaller than $100 million and ultimately creating $8 billion in value in these transactions from inception through 2006, we established TPG Growth in 2007, our dedicated growth equity and middle market investing vehicle. Our Growth platform provides us with a flexible mandate to capitalize on investment opportunities that are earlier in their life cycle, are smaller in size and/or have different profiles than would be considered for our Capital platform. Our organically developed family of growth funds has been a significant driver of growth for our firm in recent years, now accounting for $16.4 billion in assets under management. Since its inception in 2007, our Growth platform has invested over $11 billion and created more than $8 billion of value, achieving a gross IRR of 21%. In the last 12 months, the platform has generated value creation of 34%. Our Growth funds are organized in three primary products: (1) TPG Growth, (2) TPG Tech Adjacencies and (3) TPG Digital Media.

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Platform: Impact

We have a fundamental belief that private enterprise can contribute significantly to addressing societal challenges globally. We launched our Impact platform in 2016 with the founding of The Rise Fund, which we believe is the largest ever impact-focused private equity fund to pursue both competitive financial returns and measurable societal benefits at scale. Since establishing the inaugural Rise Fund, we have raised a successor Rise Fund and built out our Impact platform to include sector specific impact investing funds, including Evercare, an emerging markets healthcare investing vehicle, and TPG Rise Climate, a dedicated climate investing strategy.

Since inception, our Impact platform has invested over $2 billion and has created more than $1 billion in value, achieving a gross IRR of 34%. In the last 12 months, the platform has generated value creation of 30%. Our Impact platform has $11.3 billion in assets under management, including the $5.4 billion raised in the first close of TPG Rise Climate (including $400 million that is subject to final regulatory approval), which was held on July 27, 2021. Our Impact funds are organized in three primary products: (1) The Rise Fund, (2) TPG Rise Climate and (3) Evercare.

Platform: Real Estate

We established our real estate investing practice in 2009 to pursue real estate investments systematically and build the capabilities to do so at significant scale. Since our first real estate investment, a $225 million investment in a portfolio of 101 mortgages and properties owned by a failed bank, our real estate investing efforts have grown substantially to include $10.4 billion of assets under management. Since inception, our Real Estate platform has invested over $4 billion and created nearly $2 billion in value, achieving a gross IRR of 25%. In the last 12 months, the platform has generated value creation of 8%. Today, we are investing in real estate through three primary products: (1) TPG Real Estate Partners, (2) TPG Real Estate Thematic Advantage Core-Plus and (3) TPG RE Finance Trust, Inc.

(1)	Realizations are net of TRTX activity, which is reflected in Changes in Investment Value.

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Platform: Market Solutions

Our Market Solutions platform leverages the broader TPG ecosystem to create differentiated products in order to address specific market opportunities. These products include our public market investing funds, our special purpose acquisition corporations, our capital markets business and our private market solutions business.

Competitive Strengths

Purpose-Built Investing Franchise with Optimal Mix of Scale and Growth

We are a longstanding leader in alternative asset management, with a strong brand that we have developed over multiple decades of successful investing and purposeful exposure to the fastest-growing areas of alternative asset management. Today, our ecosystem is distributed across more than 30 countries, 17 active products and five growing platforms, providing us with multiple and diverse vectors for substantial growth. At our current scale, we benefit from having significant resources, capabilities and pattern recognition yet being of a size from which we can continue to grow rapidly.

This growth potential is apparent in the character of our assets under management; approximately $30 billion, representing one-third of our total of $90 billion, is attributable to funds raised between 2018 and 2020. Furthermore, our newer platforms have been strong contributors to our growth, with Impact and Market Solutions fee-related revenue growing at a compound annual growth rate (“CAGR”) of 33% and 59% from 2018 to 2020, respectively.

Differentiated Operating Model that Utilizes Shared Themes Across Platforms

Our differentiated operating model unites our investment products and global footprint around a cohesive commercial framework. While our investment and operations professionals conduct their work across a broad global footprint, our shared investment themes approach to resourcing and compensation encourages cross-platform investing. Sector-focused investment and operating teams collaborate frequently on a formal and informal basis across deal sourcing, execution and value creation, which has contributed to a pattern of unique transactions and differentiated outcomes for our investments. We believe that a truly unsiloed investment platform is paramount to unlocking the full value of our deep sector expertise and allows our investment teams to apply that expertise across a flexible range of investment mandates and styles. Furthermore, we believe that our ability to utilize our shared themes across our platforms and funds will allow us to leverage our resources over time, reinforcing the strength of our ecosystem while generating operating leverage in our financial model. As of July 1, 2021, approximately 66% of TPG’s partners have led investments across more than one platform.

Platform Levered to the Highest-Growth Sectors of the Global Economy

We have built our platforms purposefully, with a focus on the most attractive sectors, geographies and products of alternative asset management. The technology and healthcare sectors account for 32% and 29% of

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our invested capital since the start of 2018, respectively. We believe our early specialization in these sectors positions us to capitalize on the powerful secular tailwinds in these industries, which we expect to continue to accelerate in the years ahead.

Similarly, impact funds have benefited from strong momentum in recent years, as U.S. ESG-focused AUM has grown by $5.1 trillion between 2018 and 2020. We were the first global alternative asset manager to develop a scaled impact investing platform with the launch of The Rise Fund in 2016, and today we are one of the largest private market impact investing platforms, with $11.3 billion in assets under management, including the $5.4 billion raised in July 2021 related to the first close of TPG Rise Climate (including $400 million that is subject to final regulatory approval).

We were one of the first alternative asset managers to establish a sizeable Asia franchise, which we formed in 1994 and have since grown to $13.4 billion in AUM. The Asian market is one of the highest-growth areas of alternative asset management, exhibiting 24% growth per annum in AUM from 2010 to 2020, according to Preqin Ltd.’s Global Private Equity and Venture Capital Report (the “Preqin Global Report”).

Partnership Model Aligned with Our Strong and Growing Limited Partner Base

We have a long history of raising significant amounts of capital from a broad, growing base of limited partners. Our institutional investor base includes some of the leading public and corporate pensions, sovereign wealth funds, funds of funds, high net worth individuals, financial institutions, insurance companies, endowments and other sources. Our deep relationships with limited partners are evidenced by the commitments that we receive across products and platforms; of our limited partners who have commitments in active TPG funds raised over the last 10 years (excluding public market investing vehicles), 79% are invested in active funds across three or more of our products and 83% are invested in active funds across two or more of our platforms. While we have a stable base of longstanding limited partners, as demonstrated by the 14-year weighted average tenure since first commitment among the current limited partner base, we continued to penetrate new sources of capital, with approximately 30% of the commitments in our current generation of funds coming from new limited partner relationships developed over the past five years.

Track Record of Delivering Consistent, Attractive Returns

We have an exceptional track record of generating consistent, attractive risk-adjusted returns across our platforms. We believe that our deeply thematic investment approach and operational capabilities have been central to our ability to deliver strong performance across market cycles and investment conditions. The following chart summarizes our investment performance across our platforms:

(1)

Reflects Gross IRRs by platform, excluding legacy and discontinued funds, for all funds raised in the last 10 years. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.

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Furthermore, our portfolio has strong momentum. The following chart summarizes the equity value creation in our portfolio in the last 12 months, by platform.

(1)

Reflects last 12 months value creation by platform, excluding legacy and discontinued funds. LTM Value Creation measures the value change of the platform during the last 12 months divided by the sum of (i) the Unrealized Value at the beginning of the measurement period plus (ii) Capital Invested in follow-on investments made during the measurement period.

Experienced Team and Commitment to Good Governance

We believe that our people and the differentiated culture they create are fundamental drivers of our success. Since our firm’s inception, we have focused on recruiting, developing and retaining exceptional talent. As of July 1, 2021, of our 872 employees, over 300 are investment and operations professionals and over 275 are functional professionals. Of our investment, operational and functional professionals, over 150 are senior professionals leading sourcing, investment management and execution. We have a global footprint made up of individuals from diverse backgrounds across investing, operations, management and leadership roles, and we believe that our unique culture puts our team members and our firm in the position to succeed.

Consistent with our institutional commitment to good governance, we have established a clear and definite path for both founder succession and long-term governance of our company by an independent board of directors. This plan will ensure both an increasing role in the governance and long-term strategic development of our company by our next generation of leaders, who are generally internally developed, and an orderly transition to permanent governance by a board elected by our company’s stockholders. For additional information, see “Management—Founder Succession and Governance Transition.”

Alignment of Interests with Stakeholders

One of the fundamental philosophies of our firm has been to align the interests of our professionals with those of the investors in our funds, our portfolio companies and our other stakeholders. Since our inception in 1992, we and our principals have committed over $4 billion to our own funds and portfolio companies. Furthermore, we have sought to achieve the same alignment of interests between our professionals and our stockholders through our professionals’ significant and long-term interest in TPG. We expect that our professionals will own approximately        % of the equity in TPG after this offering, aligning our interests with those of our stockholders. In connection with this offering, we are also establishing a long-term equity compensation plan that we believe will support this alignment of interests.

Growth Strategy

We will continue to drive value for our stockholders by pursuing a multi-dimensional growth strategy predicated on generating attractive returns for our limited partners, expanding our existing platforms, launching new platforms to develop new market-leading products and pursuing inorganic growth opportunities. Our near- and medium-term growth trajectory is supported by a balanced mix of highly visible growth across a diverse set of existing products and our considerable undeployed but committed fee earning assets under management.

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Given our current scale, our large investment in our shared resources, the multiple growth vectors provided by our diverse platforms, and our significant unaddressed alternative asset sub-sectors, we believe that we will continue to grow our assets under management and our operating leverage.

Deploy Currently Committed Capital and Accelerate Embedded Operating Leverage

We have significant embedded growth in our platform due to our $25.4 billion of capital that is committed but not deployed, which accounts for 50% of our fee earning assets under management, and our $10.7 billion of assets under management that is subject to fee earning growth as of December 31, 2020. As our platform grows, our firm benefits from economies of scale as we realize operating leverage.

Generate Attractive Returns in Our Funds

Delivering consistent, attractive returns is core to our strategy and has been fundamental to our ability to scale our business over time. Since inception, our strong historical performance across investment products has generated $76.5 billion in value for our limited partners, which has resulted in our ability to consistently raise capital for both existing and new investment products. We believe that our experienced team, shared themes investing model, value-added operating approach and rich global ecosystem will continue to drive strong performance in our funds, which will allow us to drive sustainable growth in our assets under management. In addition, our firm is levered to the highest-growth sectors in the global economy, which provide our investment platform and returns with long-term secular tailwinds that support TPG’s growth.

Grow and Extend Existing Platforms

We have built a scaled, global and diversified investing franchise by expanding our platforms. Across each of our fund platforms, we have continued to see meaningful increases relative to preceding fund cycles. The current generation of funds in our Capital platform in aggregate is 37% larger than the previous one. Similarly, our Growth and Real Estate Partners products have grown by 20% and 80%, respectively, since their prior cycles. Across our existing platforms, we have developed $30.3 billion of assets under management through vintages raised since the start of 2018, which represents 45% growth relative to December 31, 2017 assets under management. In addition to our investing activity, our Capital Markets business has proved to be a strong contributor to our firm’s growth and profitability in recent years as we continue to expand our capabilities and build our team. We are well-positioned to continue to deliver superior investment performance across our funds and strengthen and expand our relationships with limited partners for our existing product platforms.

Develop New Products

In addition to the vertical expansion of our existing products, throughout our 30-year history we have built our business by incubating new platforms organically to expand our investment franchise horizontally into new product categories. Our Growth platform is a strong example of our organic innovation playbook. After many years of success investing with a growth-oriented mindset, we raised a dedicated growth fund in 2007. As our successor growth funds have continued to scale, teams across our platforms have also identified and executed on opportunities adjacent to our dedicated growth products, including professionals from our Capital platform developing TPG Tech Adjacencies and TPG Digital Media. We have also launched new funds from our Capital platform, including our Real Estate platform, and, more recently, TPG Healthcare Partners in 2018. Since the start of 2018 and through the first close of TPG Rise Climate in July 2021, our client and capital formation has raised nearly $14 billion for five new products (including $400 million that is subject to final regulatory approval).

We intend to continue our deliberate strategy of innovation and development of high-growth products to accelerate growth. We believe that there are a number of highly attractive expansion opportunities for our business, including additional sector-specific products, asset classes and channels for capital raising.

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Selectively Pursue Strategic Partnerships and M&A

We believe we are well-positioned to pursue inorganic growth opportunities in significant sub-sectors of alternative asset management which are complementary to our existing platform but which we do not address today. As an example, in 2018, we began a strategic partnership with NewQuest Capital Partners (“NewQuest”), a private equity secondaries platform focused on the Asia Pacific region. Following that initial minority investment, we utilized our people, resources and insight to support the business’ growth, which ultimately led to the platform scaling from approximately $0.9 billion in assets under management as of June 30, 2018 to $2.1 billion in assets under management as of June 30, 2021. On the back of our successful initial partnership, we launched a U.S. and European secondaries business in 2020, and in 2021 we acquired a majority interest in NewQuest. These steps have created a global private market solutions practice that is a key contributor to our growing Market Solutions platform.

Recruit, Retain and Develop World-Class Talent

Attracting, retaining and developing world-class talent is fundamental to our business and is a strategic priority for our leadership team. We utilize a highly disciplined recruiting strategy that is focused on identifying and attracting talented individuals from diverse backgrounds. Our people are equipped with the tools that they need to succeed and grow professionally through ongoing training and a cultural emphasis on collaboration and mentorship. Our ability to retain our professionals and cultivate their success within our firm is evidenced by the over 50% of our investment partners who joined the firm as junior professionals. We are highly focused on ensuring that we continue to make TPG a coveted place to work and grow for our people.

Environmental, Social and Governance Action

TPG has a longstanding commitment to fostering strong ESG performance as a firm and in our investment practices. Reflecting an enduring commitment to build strong, sustainable companies, TPG first adopted its Global ESG Performance Policy in 2012, became a signatory to the UN Principles of Responsible Investment in 2013, and is a supporter of the Sustainability Accounting Standards Board (SASB). Each year, we continue to strengthen and deepen the integration of ESG performance throughout the firm in various ways.

Our ESG Strategy Council and Y Analytics (TPG’s impact assessment and ESG performance arm whose mission is to increase the amount and effectiveness of capital allocation for the greater good) provide leadership and support to our investment professionals on ESG topics throughout the lifecycle of investments. The ESG Strategy Council unites the leadership of the multiple functions that touch ESG issues: Legal, Compliance, Human Resources & Human Capital, Operations and Y Analytics.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our Class A common stock. Among these important risks are risks relating to the following:

•	our dependence on our senior leadership and key investment and other professionals;

•	our ability to attract, retain and motivate investment and other key professionals;

•	the performance of our funds;

•	our ability to raise new funds or capital for our funds and obtain favorable economic terms;

•	our fund investors’ willingness to commit new capital to our funds in light of our decision to go public;

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•	our execution of new investment strategies or expansion into new markets and businesses;

•	increasing scrutiny from fund investors and regulators on ESG matters;

•	the variability of part of our revenue, earnings and cash flow;

•	our funds’ historical returns not being indicative of returns on investing in our Class A common stock;

•	the performance of our funds’ portfolio companies;

•	our investment in companies based outside of the United States;

•	our ability to maintain the security of our information and technology networks;

•	the COVID-19 pandemic and associated effects;

•

our ability to manage conflicts of interest, including conflicts of interests relating to our funds’ investment activities, conflicts of interest with our partners, directors and senior advisors, and conflicts of interest that may arise between our public stockholders and our management and certain other affiliates due to our Reorganization and post-offering compensation and incentive model;

•	the potential misconduct, fraud or other deceptive practices of our employees, advisors or third-party service providers or our funds’ portfolio companies;

•	pending and future litigation and related liabilities and reputational harm;

•	clawback or contingent repayment obligations if and when triggered under our funds’ governing agreements;

•	the historical pro forma financial information in this prospectus not being predictive of future performance;

•	our reliance on exemptions from certain governance requirements as a “controlled company” within the meaning of the listing standards;

•	our status as a holding company, with our only material asset being our interest in the TPG Operating Group;

•	us potentially being deemed an “investment company” under the Investment Company Act (as defined herein);

•	the disparity in the voting rights among the classes of our common stock;

•	our ability to pay dividends;

•	the effect on our share price of the large number of shares eligible for future sale and exchange;

•	the acceleration of payments under the Tax Receivable Agreement (as defined herein);

•	changes in the debt financing markets or higher interest rates;

•	the intense competition in the investment management business;

•	difficult economic and market conditions;

•

the extensive regulation of our businesses and increased regulatory focus on our industry, including proposed legislative changes that would modify the tax treatment of performance allocations or otherwise adversely impact our business model;

•	changes in the U.S. political and financial regulatory environment; and

•	our structure, which involves complex provisions of U.S. federal tax law.

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For a discussion of these and other risks you should consider before making an investment in our common stock, see “Risk Factors.”

Organizational Structure

In connection with this offering, we will undertake certain transactions as part of a corporate reorganization (the “Reorganization”), including the Corporate Conversion, described in “Organizational Structure.” Following the Reorganization and this offering, we will be a holding company and our only business will be to act as the owner of the entities serving as the general partner of the TPG Operating Group partnerships. Our only material assets will be Common Units representing approximately        % of the Common Units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 100% of the interests in certain intermediate holding companies. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we will indirectly control all of the TPG Operating Group’s business and affairs.

In addition, in connection with this offering, certain of the TPG Operating Group’s unitholders (none of whom is an active TPG partner or Founder) will sell their Common Units to us (or one of our wholly-owned subsidiaries) at a per-unit price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. Certain of our Pre-IPO Investors that hold their TPG Operating Group equity in TPG Holdings I, L.P., TPG Holdings II, L.P. and TPG Holdings III, L.P. will exchange all or a portion of their Common Units for shares of Class A common stock or nonvoting Class A common stock.

We, one or more of our wholly-owned subsidiaries, the TPG Operating Group partnerships and the holders of outstanding Common Units will enter into the Exchange Agreement (as defined herein) in connection with this offering under which the holders of Common Units will have the right to have their Common Units redeemed by the issuing TPG Operating Group partnerships once each quarter in exchange for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). Additionally, in the event of a redemption request by a holder of Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. When a Common Unit is so exchanged, a corresponding share of our Class B common stock will automatically be redeemed for its par value. If such cash or stock is provided by us (or a wholly-owned subsidiary), we (or such subsidiary) will receive a corresponding Common Unit.

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The diagram below illustrates our anticipated ownership structure immediately after the consummation of the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

(1)

RemainCo is omitted from the structure chart and will be (directly or indirectly) owned by TPG Partner Holdings and the Pre-IPO Investors with        % and        % economics of RemainCo, respectively, following the Reorganization and this offering. Intermediate holding companies that are not material in the context of this offering are omitted from the structure chart.

(2)

GP LLC will initially be owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. GP LLC owns the entity that serves as the general partner of the entity that will hold        % of the shares of Class B common stock outstanding immediately following this offering. Each share of Class B common stock will entitle its holder to ten votes per share until the Sunset becomes effective but carry no economic rights. As a result, GP LLC initially will, prior to the Sunset, have the ability to vote such shares of Class B common stock and, by extension, will initially control approximately        % of the combined voting power of our common stock. After the Sunset becomes effective, each share of Class B common stock will entitle its holder to one vote and GP LLC will no longer have the right to vote shares on behalf of the partnerships for which it serves as general partner, with such votes instead being passed through to the applicable partners. The TPG Partner Vehicles will also hold all of the Promote Units issued by the TPG Operating Group. These Promote Units will represent a right to participate in certain distributions of performance allocations.

(3)	Consists of three limited partnerships. One unit of the TPG Operating Group represents one unit of each of such three limited partnerships.

Corporate Information

TPG Partners, LLC is a Delaware limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, TPG Partners, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to TPG Partners, Inc. (the “Corporate Conversion”). For more information regarding our conversion to a corporation, please see “Organizational Structure.” Our principal executive offices are located at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102, and our telephone number is (817) 871-4000. Our corporate website address is www.tpg.com. Our website and the information contained on, or that can be accessed through, the website are not deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our Class A common stock.

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THE OFFERING

Class A common stock offered by TPG Partners, Inc.	shares of Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase an additional shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class A common stock to be outstanding after this offering	shares of Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full). If all Class B stockholders and all nonvoting Class A common stockholders immediately after this offering and the Reorganization exchanged their Common Units and/or nonvoting Class A common stock, as applicable, for shares of our Class A common stock, shares of Class A common stock would be outstanding immediately after this offering.

Nonvoting Class A common stock to be outstanding after this offering	shares of nonvoting Class A common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Class B common stock to be outstanding after this offering	shares of Class B common stock (or shares of Class B common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Class B common stock will be issued to holders of Common Units in exchange for an amount equal to the par value of such stock.

Voting Rights	Except as provided in our amended and restated certificate of incorporation or by applicable law, holders of Class A common stock and Class B common stock vote together as a single class. Each share of our Class A common stock will entitle its holder to one vote, and each share of our Class B common stock will entitle its holder to ten votes until the occurrence of the Sunset. The nonvoting Class A common stock will have the same rights and privileges as, and will rank equally and share ratably with, and be identical in all respects as to all matters to, the Class A common stock, except that the nonvoting Class A common stock will have no voting rights other than such rights as may be required by law.

Following the Sunset, holders of voting Class A and Class B common stock will be entitled to one vote per share and we will cease to be a controlled company. See “Management—Controlled Company Status and Board Independence.” The Sunset will occur upon the earliest of:

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(i) the date that is three months after the date that neither Founder continues to be a member of GP LLC; (ii) a decision by GP LLC to trigger the Sunset; (iii) the determination by either Founder to trigger the Sunset, if, following a period of more than 60 days, the requisite parties are unable to agree on the renewal of Mr. Winkelried’s employment agreement or the selection of a new CEO in the event that Mr. Winkelried ceases to serve as our CEO; and (iv) the first January 1st following the fifth anniversary of this offering. Consistent with the terms of the Sunset, it is expected that the Control Group will continue to control us until approximately the fifth anniversary of the January 1st following this offering. Immediately after this offering, the Control Group will collectively hold approximately         % of the combined voting power of our common stock (or         % if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use approximately $ million of the net proceeds from this offering to purchase Common Units from certain existing owners of the TPG Operating Group (none of whom is an active TPG partner or Founder) at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of these proceeds.

We intend to use approximately $ of the net proceeds from this offering, or approximately $ if the underwriters exercise their option to purchase additional shares of Class A common stock in full, to acquire newly issued Common Units in a primary contribution at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. We expect the TPG Operating Group to use these proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and for working capital and general corporate purposes. See “Use of Proceeds.”

Investor Rights Agreement

Concurrently with the closing of this offering, we, the TPG Operating Group partnerships, the TPG Partner Vehicles and the Pre-IPO Investors will enter into the Investor Rights Agreement (as defined herein) with respect to all Class A common stock, the nonvoting Class A common stock, Class B common stock and Common Units held by the TPG Partner Vehicles and the Pre-IPO Investors. Pursuant to the Investor Rights Agreement, the TPG Partner Vehicles and the

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Pre-IPO Investors will be subject to certain transfer restrictions and will be provided with certain registration rights. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Investor Rights Agreement.”

Exchange Agreement	We, one or more of our wholly-owned subsidiaries, the TPG Operating Group partnerships and the holders of outstanding Common Units will enter into the Exchange Agreement in connection with this offering under which the holders of Common Units will have the right to have their Common Units redeemed by the issuing TPG Operating Group partnerships once each quarter in exchange for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). Additionally, in the event of a redemption request by a holder of Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. When a Common Unit is so exchanged, a corresponding share of our Class B common stock will automatically be redeemed for its par value. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Exchange Agreement.”

Tax Receivable Agreement	Prior to the completion of this offering, we and one or more of our wholly-owned subsidiaries will enter into the Tax Receivable Agreement with the holders of outstanding Common Units that provides for the payment by us (or our subsidiary) to such holders of 85% of the benefits, if any, that we actually realize, or we are deemed to realize (calculated using certain assumptions), as a result of the Covered Tax Benefits (as defined herein). See “Certain Relationships and Related Party Transactions—Proposed Transactions—Tax Receivable Agreement.”

Dividend Policy	Following this offering and subject to funds being legally available, we intend to cause the TPG Operating Group partnerships to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses. The declaration and payment by us of any future dividends to holders of our Class A common stock will be at the sole discretion of our board of directors. See “Dividend Policy.”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

page 26 for a discussion of factors you should carefully consider before investing in our Class A common stock.

Conflicts of Interest	TPG Capital BD, LLC (“TPG Capital BD”) is an indirect subsidiary of TPG Partners, LLC. As a result, TPG Capital BD will be deemed to have “conflicts of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. FINRA Rule 5121 imposes certain requirements on a FINRA member participating in the public offering of securities of an issuer if there is a conflict of interest and/or if that issuer controls, is controlled by, or is under common control with, the FINRA member. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 regarding a FINRA member firm’s underwriting of securities of an affiliate. Neither TPG Capital BD nor any other affiliated agent of TPG Capital BD will sell any of our securities to any account over which it exercises discretionary authority unless it has received specific written approval from the account holder in accordance with Rule 5121. The appointment of a “qualified independent underwriter” is not necessary in connection with this offering as TPG Capital BD is not primarily responsible for managing the public offering.

Listing	We intend to apply to have our Class A common stock listed on the under the symbol “TPG.”

The number of shares of our common stock to be outstanding after this offering is based on             shares of Class A common stock,            shares of nonvoting Class A common stock and             shares of Class B common stock outstanding as of                , 2021, and except as otherwise indicated, the number of shares of our Class A common stock outstanding after this offering:

•	excludes shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	excludes shares of our Class A common stock issuable under our 2021 Omnibus Equity Incentive Plan (the “Omnibus Plan”) equal to % of our shares of Class A common stock outstanding, including:

•	shares of Class A common stock underlying restricted stock units (“RSUs”) committed to be issued to certain of our people pursuant to the Omnibus Plan after the closing of this offering; and

•	shares of Class A common stock to be reserved for future issuance of awards under the Omnibus Plan equal to % of our shares of Class A common stock outstanding;

•

excludes            shares of Class A common stock issuable upon the conversion of shares of nonvoting Class A common stock following transfer to a third party as and when permitted by the Investor Rights Agreement;

•

excludes            shares of Class A common stock reserved for issuance upon exchange of Common Units (and redemption of a corresponding shares of Class B common stock) that will be outstanding immediately after this offering; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering and the Reorganization.

Unless otherwise indicated, this prospectus assumes (i) an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus) and (ii) no exercise of the underwriters’ option to purchase additional shares.

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Throughout this prospectus, we present performance metrics and financial information regarding the TPG Operating Group’s business. The new public stockholders will be entitled to receive a pro rata portion of the economics of the TPG Operating Group operations through their ownership of our Class A common stock. TPG Partners, Inc.’s ownership of Common Units initially will represent a minority of the economic interest in the TPG Operating Group. Existing TPG partners, who primarily hold their interests in the TPG Operating Group indirectly through TPG Partner Holdings, initially will continue to hold a majority of the economic interest in its operations primarily through direct and indirect ownership of the TPG Operating Group. Prospective investors should be aware that the owners of the Class A common stock initially will be entitled only to a minority economic position, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. As Common Units are exchanged for Class A common stock or cash over time, the percentage of the economic interest in the TPG Operating Group’s operations to which TPG Partners, Inc. and the public stockholders are entitled will increase proportionately.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth (i) summary historical consolidated financial and other data of TPG Group Holdings and its consolidated subsidiaries and (ii) summary unaudited pro forma consolidated financial data for TPG Partners, Inc. after this offering. TPG Group Holdings is considered our predecessor for accounting purposes and its consolidated financial statements will be our historical financial statements following this offering. We derived the summary consolidated statement of operations data for the years ended December 31, 2018, 2019 and 2020, and the statement of financial condition data as of December 31, 2019 and 2020, from the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below together with “Unaudited Pro Forma Consolidated Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data of TPG Partners, Inc. presented below have been derived from our unaudited pro forma consolidated financial statements and notes included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of financial condition as of December 31, 2020 gives pro forma effect to the Reorganization (see transactions described under “Organizational Structure”), the consummation of this offering and our intended use of proceeds therefrom after deducting the underwriting discounts and commissions and other estimated costs of this offering, as though such transactions had occurred as of December 31, 2020. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 presents our consolidated results of operations giving pro forma effect to the transactions described above as if they had occurred as of January 1, 2020. The unaudited pro forma consolidated financial data includes various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information and Other Data” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.

	Pro Forma Year Ended December 31, 2020	Year Ended December 31,
		2020	2019	2018
Income Statement Data (in thousands)
Revenues
Fees and other	$	$883,366	$1,031,878	$847,055
Capital allocation-based income		1,231,472	955,977	556,827

Total revenues		2,114,838	1,987,855	1,403,882
Expenses
Compensation and benefits		522,715	585,254	481,832
General, administrative and other		260,748	347,400	337,100
Depreciation and amortization		7,137	8,741	11,211
Interest expense		18,993	15,532	9,318
Expenses of consolidated TPG Funds and Public SPACs:
Interest expense		722	2,265	2,105
Other		7,241	9,289	23,519

Total expenses		817,556	968,481	865,085
Investment income
Income from investments:
Net (losses) gains from investment activities		(5,839)	71,694	163,648
Gain on deconsolidation		401,695	—	—

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	Pro Forma Year Ended December 31, 2020	Year Ended December 31,
		2020	2019	2018
Interest, dividends and other		8,123	18,992	11,728
Investment income of consolidated TPG Funds and Public SPACs:
Net (losses) gains from investment activities		(18,691)	75,211	15,707
Unrealized losses on derivative liabilities of Public SPACs		(239,269)	(15,300)	(31,448)
Interest, dividends and other		5,410	16,161	20,647

Total investment income		151,429	166,758	180,282

Income before income taxes		1,448,711	1,186,132	719,079
Income tax expense		9,779	5,689	8,213

Net income		1,438,932	1,180,443	710,866
Less:
Net loss attributable to redeemable equity in Public SPACs		(195,906)	(9,684)	(27,387)
Net (loss) income attributable to non-controlling interests in consolidated TPG Funds		(12,380)	58,055	19,391
Net income attributable to other non-controlling interests		719,640	651,558	454,325

Net income attributable to controlling interest		$927,578	$480,514	$264,537

Non-GAAP Financial Measures (in thousands)(1)
Fee-related revenues	$	$716,033	$691,298	$535,043
Fee-related expenses		614,583	622,064	563,594
Total fee-related earnings		101,450	69,234	(28,551)
Distributable earnings		450,772	398,776	386,714
After-tax distributable earnings		441,467	393,322	380,492

		As of December 31,
		2020	2019
Balance Sheet Data (in thousands)
Assets:
Cash and cash equivalents	$	$858,220	$620,092
Investments		4,546,243	3,765,381
Assets of consolidated TPG Funds and Public SPACs:
Cash and cash equivalents		3,705	35,289
Investments held in Trust Accounts		800,011	—
Investments		243,361	247,843
Total assets		7,000,551	5,509,351
Liabilities, redeemable equity and partners’ capital:
Due to affiliates	$	$463,385	$503,043
Secured borrowings, net		244,642	244,335

Liabilities of consolidated TPG Funds and Public SPACs:
Securities sold, not yet purchased		79,798	104,660
Total liabilities		1,479,838	1,253,457
Redeemable equity from consolidated Public SPACs		800,011	—
Partners’ capital controlling interests		2,460,868	2,017,973
Non-controlling interests in consolidated TPG Funds		204,548	216,223
Other non-controlling interest		2,055,286	2,021,698
Total liabilities, redeemable equity and partners’ capital		7,000,551	5,509,351

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information and a reconciliation of revenues to fee-related revenues, a reconciliation of total expenses to fee-related expenses and a reconciliation of net income to total fee-related earnings, distributable earnings and after-tax distributable earnings.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

RISK FACTORS

Risks Related to Our Business

We depend on our senior leadership and key investment and other professionals, and the loss of their services or investor confidence in such professionals could have a material adverse effect on our results of operations, financial condition and cash flow.

We depend on the experience, expertise, efforts, skills and reputations of our investment and other professionals, including our senior leadership, key personnel and senior advisors, none of whom are obligated to remain employed or otherwise engaged with us. For example, our ability to continue delivering strong fund returns depends on the investments that our investment professionals and other key personnel identify and the synergies among their diverse fields of expertise. Senior leadership, investment professionals and other key personnel also have strong business relationships with our fund investors and other members of the business community. The loss of the services of any of them, including if any were to join or form a competing firm, could have a material adverse effect on our results of operations, financial condition and cash flow and could harm our ability to maintain or grow AUM in existing funds or raise additional funds in the future. Further, there can be no assurance that our founder succession process or plans to transition to long-term corporate governance by an independent board of directors will facilitate an orderly transition. See “Management—Founder Succession and Governance Transition.”

In addition, the failure of certain “key persons” (i.e., professionals who are named as “key persons” for some or all of our funds) to devote the requisite time and attention required under a fund’s governing documents could cause the automatic suspension or termination of the fund’s commitment period, and in certain cases the general partner’s replacement and/or the fund’s dissolution. If “key persons” engage in certain forms of misconduct, fund investors could have the right to among other things, remove the general partner, terminate the commitment period and/or dissolve the fund. See “—Third-party investors in our funds have the right under certain circumstances to remove the general partner of the fund, terminate commitment periods or dissolve the funds, and investors in certain of our public equity funds may redeem their investments, each of which could lead to a substantial decrease in our revenues.” Moreover, many of our senior professionals’ equity interests in us are already substantially vested, thereby limiting their incentive to remain with us. Any of the foregoing could lead to a substantial decrease in our revenues or materially and adversely affect our reputation.

Our ability to attract, retain and motivate investment and other key professionals is critical to our success. Our failure to do so could have a material adverse effect on our results of operations, financial condition and cash flow.

Our success depends on our ability to retain investment and other professionals, and to recruit additional qualified personnel. The market for investment and other professionals is extremely competitive, and we may not succeed in retaining or recruiting qualified investment or other professionals to sustain our current performance or pursue our growth strategy. Our senior leadership, investment professionals and other key personnel possess substantial experience and expertise in investing, assist with locating and executing our funds’ investments, have significant relationships with the institutions that are the source of many of our funds’ investment opportunities and have strong business relationships with our fund investors. Therefore, the departure of members of our senior leadership, our investment professionals or other key personnel, particularly if they join competitors or form competing firms, could result in the loss of significant investment opportunities and certain fund investors and could impair our funds’ performance.

Our ability to recruit, retain and motivate qualified investment and other professionals depends primarily on our ability to offer attractive compensation packages. Efforts to retain or attract investment professionals and other personnel could therefore result in significant additional expenses, which would negatively affect our profitability.

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Amounts earned by our investment and other professionals who participate in partnership equity programs will vary from year to year depending on our overall realized performance. As a result, there may be periods when we determine that realized performance allocations (together with other then-existent partnership return elements) are not sufficient to incentivize individuals, which could result in an increase in salary, cash bonus, other equity awards and benefits, the modification of existing programs or the use of new remuneration programs, which could increase our overall compensation costs. Reductions in partnership equity programs could also make it harder to retain investment professionals and other key personnel and cause these individuals to seek other employment opportunities. Furthermore, changes in tax laws in the United States and the United Kingdom (the “U.K.”) have increased the tax rates on various income streams used to compensate and/or incentivize investment professionals, which in turn impact our ability to recruit, retain and motivate our current and future investment professionals. See “—Legislative changes have been proposed that would, if enacted, modify the tax treatment of returns on partnership interests. If this or any similar legislation or regulation were to be enacted and apply to us, we could incur a substantial increase in our compensation costs and it could result in a reduction in the value of our Class A common stock.”

Following this offering, we may not be able to provide our future senior professionals with equity interests in our business to the same extent or with the same economic and tax consequences as those from which our existing senior professionals previously benefited. For example, following this offering, we expect to incentivize investment and other professionals with vintage share awards, investment-specific awards and discretionary performance allocation awards. See “Executive and Director Compensation—Compensation Program Adjustments On and Following this Offering.” The adjusted incentive package will have different economic and tax characteristics than our prior blend of financial incentives and may not prove adequate in years of poor realization to adequately compensate and retain our key personnel. In order to recruit and retain existing and future investment professionals and other key personnel, we may need to increase the level, or change the form or composition, of the compensation that we pay to them, which may cause a higher percentage of our revenue to be paid out in the form of compensation, adversely impacting our profit margins.

In addition, the confidentiality agreements, restrictive covenants and other arrangements with some of our senior leadership, investment professionals and other key personnel may not prevent them from leaving us, joining our competitors or otherwise competing with us. Depending on which entity is a party to these agreements and the laws applicable to these agreements, we may be unable to, or may find it impracticable to, enforce them, and certain of these agreements may be waived, modified or amended at any time without our consent. Even when enforceable, these agreements expire after certain periods of time, at which point investment professionals and other key personnel are free to compete with us and solicit our fund investors and employees.

Poor performance of our funds would cause a decline in our revenue, may obligate us to repay performance allocations previously paid to us and could negatively impact our ability to raise capital for future funds.

We primarily derive revenues from:

•	management fees, which are generally based on the amount of capital committed or invested in our funds;

•	performance allocations, which are based on the performance of our funds;

•	investment income from our investments as general partner;

•	compensation our broker-dealer or related entities receive for various capital markets services; and

•	expense reimbursements.

Poor performance of our funds could make it more difficult for us to raise new capital. Existing and potential investors continually assess our funds’ performance, and our ability to raise capital for existing funds and future funds, as well as avoiding excessive redemptions from our public equity funds, depends on our funds’

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continued satisfactory performance. Accordingly, poor fund performance may deter future investment in our funds and thereby decrease our AUM and revenue and thus have a material adverse effect on our results of operations, financial condition and cash flow. In addition, capital markets fees are typically dependent on transaction frequency and volume, and a slowdown in the pace or size of investments by our funds could adversely affect the amount of fees generated by our broker-dealer.

If a fund performs poorly, we will receive little or no performance allocations relating to our interest in the fund and little income, or possibly losses, from any principal investment in the fund, which could decrease our revenue. Investors could also demand lower fees or fee concessions for existing or future funds, which would likewise decrease our revenue. Further, if a fund does not achieve total investment returns that exceed a specified investment return threshold for the life of the fund as a result of poor performance of later investments in a fund’s life, we may be obligated to return the amount by which performance allocations that were previously distributed to us exceed amounts to which we are ultimately entitled. See “—The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return or contribute amounts to our funds and fund investors.”

Our inability to raise new funds or capital for our funds could result in lower management fees and less capital to invest and place pressure on fees and fee arrangements of future funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our current private equity, real estate and certain other funds and investment vehicles have a finite life and a finite amount of commitments from fund investors. Once a fund nears the end of its investment period, our success depends on our ability to raise additional or successor funds in order to keep making investments and, over the long term, keep earning management fees (although our funds and investment vehicles typically continue to earn management fees after the expiration of their investment periods, they are generally at a reduced rate, calculated on a reduced base or both). Even if we are successful in raising successor funds, to the extent that we are unable to raise successor funds of a comparable size to our predecessor funds without delay, our revenues may decrease as the investment periods of our predecessor funds expire and associated fees decrease. In addition, investors in our public equity funds have the ability to redeem their fund interests and move their capital to other investments; these funds’ management fees and performance allocations would decline if we are unable to raise capital to replace that of redeeming fund investors. We could struggle to raise successor funds or fresh capital for reasons beyond our control, including as a result of general economic or market conditions, regulatory changes or increased competition, which could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, certain institutional investors, including sovereign wealth funds and public pension funds, continue to demonstrate an increased preference for alternatives to traditional fund structures, such as managed accounts, specialized funds and co-investment vehicles, and there can be no assurance that historical or current levels of commitments to our funds from these investors will continue. Investors in our funds may decide to move their capital away to other investments for any number of reasons, such as changes in interest rates that make other investments more attractive; poor investment performance; changes in investor perception regarding our focus or alignment of interest, including if we change or broaden of a fund’s investment strategy; reputational concerns; or departures or changes in responsibilities of key investment professionals. In the U.K. and Europe, there has been a shift from defined benefit pension plans to defined contributions plans, which could reduce the amount of assets available for us to manage on behalf of certain of our clients. Additionally, many public pension funds, including in the United States, the U.K. and Europe, are significantly underfunded, and their funding problems have been, and may in the future be, exacerbated by economic downturns. Moreover, certain institutional investors continue to demonstrate a preference to in-source their own investment professionals and make direct investments in alternative assets without the assistance of investment advisers like us. Such institutional investors may become our competitors and could cease to be our clients.

We have also entered into, and expect to continue to enter into, customized investment programs with select investors, which can take the form of contractual arrangements pursuant to broader strategic relationships,

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separately managed accounts (“SMAs”) and other bespoke investment structures. In exchange for significant historical and/or future commitments, these arrangements can include the establishment of dedicated vehicles, discounted management fees, reduced performance allocations, the right to participate in co-investment opportunities and knowledge sharing, training and secondment programs. These arrangements could increase the cost of raising capital at the scale and level of profitability we have historically achieved.

Further, certain investors have implemented, or may implement, restrictions against investing in certain types of asset classes, which would affect our ability to raise new funds focused on those asset classes. Countries’ implementation of certain tax measures may also adversely impact our funds’ ability to raise capital from certain investors if these investors decide that it is more tax efficient for them to invest on their own or only in funds with similarly situated investors. See “—Our funds invest in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States” and “—Risks Related to Our Industry—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability.”

The failure of our funds to raise capital in sufficient amounts and on satisfactory terms could decrease our AUM and revenue and have a material adverse effect on our results of operations, financial condition and cash flow.

A decline in the pace or size of investments by our funds could result in our receiving less revenue from fees.

Our management fee revenue, which will constitute the largest portion of income from our business, will depend on the pace of investment activity in our funds. In many of our funds, during at least a portion, but sometimes all, of such fund’s fee-paying life, we charge management fees based on the amount of capital invested. As a result, the pace at which we make investments, the length of time we hold these investments and the timing of dispositions will directly impact our revenues. Many factors could cause a decline in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, competition for such opportunities, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities and adverse developments in the U.S. or global economy or financial markets. In addition, in certain cases a decline in investment value can reduce the invested capital fee base. As a result, the variable pace at which many of our funds invest capital and dispose of investments, and variations in underlying asset value, may cause our management fee revenue to vary from one quarter to the next. We would generally expect a slowdown in investment pace to cause an eventual decline in other sources of revenue such as transaction fees and fees earned by our broker-dealer. Likewise, during attractive selling environments, our funds may capitalize on increased opportunities to exit investments, and an increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce management fees. Additionally, higher fundraising activity also generates incremental expenses and, as new capital commitments may not immediately generate fees, we could incur fundraising related costs ahead of generating revenues.

Our fund investors may be unwilling to commit new capital to our funds as a result of our decision to become a public company, which could have a material adverse effect on our results of operations, financial condition and cash flow.

Some of our fund investors may view negatively the prospect of us becoming a publicly traded company, including concerns that, as a public company, we will shift our focus from the interests of our fund investors to those of our public stockholders. Because we derive most of our revenues from management fees, which are generally based on the amount of capital committed or invested in our funds, it may be in the interests of our public stockholders for us to strive for near-term profit through growing our AUM, generating additional management fees and thereby improving the returns on our Class A common stock for our public stockholders, regardless of whether there are sufficient opportunities to effectively deploy such additional capital. By contrast,

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

it is typically in the best interests of our fund investors for us to pursue risk-adjusted returns over time and grow our AUM commensurately with capital deployment opportunities. Consequently, some of our fund investors may believe that we will strive for near-term profit instead of superior risk-adjusted returns over time or grow our AUM for the purpose of generating additional management fees without regard to whether we believe there are sufficient investment opportunities to effectively deploy additional capital. We may not succeed in addressing such concerns or in convincing fund investors that our decision to pursue an initial public offering will not affect our longstanding priorities or the way we conduct our business. A decision by a significant number of our fund investors to decline to commit additional capital to our funds or to cease doing business with us altogether could inhibit our ability to achieve our investment objectives and could have a material adverse effect on our results of operations, financial condition and cash flow.

We may reduce our AUM, limit its growth, reduce our fees or otherwise alter the terms under which we do business when we deem it to be in the best interest of our fund investors, even when such actions may be contrary to the near-term interests of stockholders.

From time to time if we decide it is in our best interests, we may take actions that could reduce the profits we could otherwise realize in the short term. While we believe that our commitment to treating our fund investors fairly is in the long-term interest of us and our stockholders, we may take actions that could adversely impact our short-term profitability, and there is no guarantee that such actions will benefit us in the long term. The means by which we seek to benefit fund investors to achieve superior investment performance in each of our strategies could include limiting AUM to an amount we believe can be invested appropriately in accordance with our investment mandate and current or anticipated economic and market conditions. Further, we may voluntarily reduce management fee rates and terms for certain of our investors, funds or strategies when we deem it appropriate, even when doing so may reduce our short-term revenue. See “—Risks Related to Our Business—Our inability to raise new funds or capital for our funds could result in lower management fees and less capital to invest and place pressure on fees and fee arrangements of future funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.”

Many of our funds utilize subscription line facilities to fund investments prior to the receipt of capital contributions from the fund’s investors. As using a subscription line facility delays fund capital calls, the investment period of such capital is shortened, which may increase a fund’s reported IRR. However, since interest expense and other costs of borrowings under subscription line facilities are a fund expense, borrowing will reduce the fund’s net multiple of invested capital and may reduce the amount of performance allocations the fund generates. Any reduction in performance allocations will negatively impact our revenues.

We may also take other actions that could adversely impact our short-term results of operations when we deem such action appropriate. For example, we may waive management fees on certain vehicles at various times. We may delay the realization of performance allocations to which we are otherwise entitled if we determine (based on a variety of factors, including the stage of the fund’s life cycle and the extent of fund profits accrued to date) that there would be an unacceptably high risk of potential future clawback obligations, or for other reasons. Any of the foregoing delays could result in a deferral of realized performance allocations to a subsequent period, if they are earned at all. See “—Parts of our revenue, earnings and cash flow are highly variable, which could cause volatility in the price of our Class A common stock.”

Our investors in future funds may negotiate to pay us lower management fees, reimburse us for fewer expenses or change the economic terms to be less favorable to us than those of our existing funds, which could have a material adverse effect on our results of operations, financial condition and cash flow.

In connection with raising capital for new or existing funds, we negotiate terms with existing and potential investors. These negotiations could result in terms that are materially less favorable to us than the terms of our prior funds. For example, such terms could restrict our ability to raise funds with investment objectives or strategies that compete with existing funds, increase the hurdle required to be generated on investment prior to

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

our right to receive management fees and performance allocations, add expenses and obligations for us in managing funds or increase our potential liabilities. Further, as institutional investors increasingly consolidate their relationships with investment firms and competition becomes more acute, we may receive more requests to modify the terms of our new funds, including reductions in management fees. For example, certain of our newer funds also include more favorable terms for fund investors that commit to early closes for our funds. Any agreement to or changes in terms less favorable to us could result in a material decrease in our profitability and have a material adverse effect on our results of operations, financial condition and cash flow.

Further, investors increasingly expect to make investments in our funds on customized terms. We may enter into separate agreements and/or create separate vehicles with certain individual investors, which may include, among other things, provisions permitting an investor to opt out of particular investments, discounting an investor’s management fee, reducing our share of performance allocations or granting an investor preferential rights with respect to co-investment opportunities. Any agreement to terms that are more favorable than those set forth in a fund’s governing documents could result in a material decrease in our profitability and have a material adverse effect on our results of operations, financial condition and cash flow.

Certain institutional investors have also publicly criticized certain fund fee and expense structures, including management, monitoring and transaction fees and performance allocations. We have received, and expect to continue to receive, requests from a variety of fund investors and groups representing such investors to decrease fees, modify our performance allocations and change incentive fee structures, which could result in a reduction or delay in the timing of receipt of performance allocations we receive and incentive fees we earn. The Institutional Limited Partners Association (“ILPA”) maintains and revises from time to time a set of Private Equity Principles (the “Principles”), which continue to call for enhanced “alignment of interests” between general partners and limited partners through modifications of some of the terms of fund arrangements, including guidelines for performance allocations, fees and fee structures. We endorsed the Principles as an indication of our general support for ILPA’s efforts. Further, the SEC’s focus on certain fund fees and expenses, including whether such fees and expenses were appropriately disclosed to fund limited partners, may lead to increased publicity that could cause fund investors to further resist certain fees and expense reimbursements.

We may not be successful in executing or managing the complexities of new investment strategies or expanding into new markets and businesses, which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our growth strategy is based, in part, on the expansion of our platform through selective investment in, and development or acquisition of, businesses, products and investment strategies complementary to our existing business. The success of our growth strategy will depend on, among other things:

•	our ability to correctly identify and create products that appeal to investors;

•	how our existing fund investors view any new initiatives;

•	mitigating risks that arise from the diversion of management’s time and attention from our existing businesses;

•	our ability to properly manage conflicts of interests with our existing businesses;

•	minimizing any disruption to our ongoing businesses;

•	management’s ability to develop and integrate new businesses and the success of the integration efforts;

•	our ability to identify and manage any other risks in new lines of businesses;

•	our ability to successfully negotiate and enter into beneficial arrangements with new counterparties;

•	our ability to implement adequate investment processes, controls and procedures that we have already developed around our existing platforms;

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•	our ability to successfully enter into markets or businesses in which we may have limited or no experience;

•	managing the increased demands on our information systems, operational systems and technology, including related security systems, and infrastructure;

•	our ability to achieve expected results or realize expected synergies from newly developed products or strategic alliances;

•	our ability to obtain requisite approvals and licenses from relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs or delays;

•

the broadening of our geographic footprint and successfully managing the risks associated with conducting operations in foreign jurisdictions (including regulatory, tax, legal and reputational consequences); and

•	our ability to identify and manage risks in new lines of businesses.

In some instances, we may determine that growth in a specific area is best achieved through the acquisition of an existing business. Our ability to consummate an acquisition will depend on our ability to identify and accurately value potential acquisition opportunities and successfully compete for these businesses against companies that may have greater financial resources. Even if we are able to identify and successfully negotiate and complete an acquisition, these transactions can be complex, and we may encounter unexpected difficulties or incur unexpected costs. The following factors, among others, could also limit the success of a firm acquisition:

•	difficulties and costs associated with the integration of operations and systems;

•	difficulties integrating the acquired business’s internal controls and procedures into our existing control structure;

•	difficulties and costs associated with the assimilation of employees; and

•	the risk that a change in ownership will negatively impact the relationship between an acquiree and the investors in its investment vehicles.

Historically, we have had, and in the future may have, a new product, business or venture developed internally or by acquisition that proves to be unsuccessful. In those instances, we may decide to wind down, liquidate and/or discontinue those products, businesses or ventures, and we have done so in the past. Such actions could negatively impact our relationships with investors in those businesses, subject us to litigation or regulatory inquiries and expose us to additional expenses, including impairment charges and potential liability from investor or other complaints.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk and expense. New products or strategies could have different economic structures than our traditional funds and may require a different marketing approach. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. There can be no assurance that any joint venture opportunities will be successful. In addition, to the extent that we distribute products through new channels, including through unaffiliated firms and/or those providing access to retail investors, we may be unable to effectively monitor or control the manner of their distribution. These activities also will impose additional compliance burdens on us, subject us to enhanced regulatory scrutiny and expose us to greater reputation and litigation risk. Further, these activities may give rise to conflicts of interest and related party transaction risks and may lead to litigation or regulatory scrutiny. There can be no assurance that any new product, business or venture we develop internally or by acquisition will succeed.

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We are subject to increasing scrutiny from fund investors and regulators on ESG matters, which may constrain investment opportunities for our funds and negatively impact our ability to raise capital from such investors.

Our fund investors, stockholders, regulators and other stakeholders are increasingly focused on ESG matters. Certain fund investors have considered our record of socially responsible investing and other ESG factors in determining whether to invest in our funds. Similarly, certain of our investors use third-party benchmarks or scores to measure our ESG practices and decide whether to invest in our funds. At times, certain investors have conditioned future capital commitments on the taking of or refraining from taking certain actions. Although several of our funds are focused on socially responsible and climate-focused investing, other funds may make investments that fund investors or stockholders view as inconsistent with their ESG standards. If our ESG practices do not meet the standards set by these investors or stockholders, they may choose not to invest in our funds or exclude our Class A common stock from their investments, and we may face reputational challenges by other stakeholders. Further, as part of our ESG practices, we rely on the services and methodologies of Y Analytics, an affiliated public benefit company, and such services and methodologies could prove to be inaccurate. The occurrence of any of the foregoing could negatively impact our ability to raise funds and capital and the price of our Class A common stock.

In addition, there has been increased regulatory focus on ESG-related practices by investment managers and regulators. For example, the SEC has examined the methodology used by ESG funds for determining socially responsible investments, and there is generally a higher likelihood of regulatory focus on ESG matters under the Biden administration. Outside of the United States, the European Commission adopted an action plan on financing sustainable growth, as well as initiatives at the European Union (“EU”) level, such as the SFDR (as defined herein). See “—Risks Related to Our Industry—Regulatory initiatives in jurisdictions outside the United States could negatively impact our business—Sustainable Finance.” Compliance with the SFDR and other ESG-related rules is expected to result in increased legal, compliance, restrictions, reporting and other associated costs and expenses which would be borne by us and our funds. Under these requirements, we may be required to classify certain of our funds and their portfolio companies against certain criteria, some of which can be open to subjective interpretation. Our view on the appropriate classification may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. If regulators disagree with the procedures or standards we use for ESG investing, or new regulations or legislation require a methodology of measuring or disclosing ESG impact that is different from our current practice, it could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation.

Third-party investors in our funds have the right under certain circumstances to remove the general partner of the fund, terminate commitment periods or dissolve the funds, and investors in certain of our funds may redeem their investments at any time after an initial holding period, each of which could lead to a substantial decrease in our revenues.

If we, as the general partner, managing member or management company, or certain “key persons” engage in certain forms of misconduct, the governing agreements of our funds generally allow the investors of those funds to, among other things, remove the general partner, terminate the commitment period and/or dissolve the fund. Certain of those events may happen upon the affirmative vote of a specified percentage of limited partner interests entitled to vote, whereas others may happen automatically absent a limited partner vote to waive the event. In addition, our funds generally have the ability to terminate their agreements with the relevant management companies for any reason. Moreover, if certain “key persons” fail to devote the requisite time and attention to managing the fund, the fund’s commitment period will generally be automatically suspended for 60 days and then terminate unless a majority in interest of the fund’s investors elect to continue the commitment period. While we believe that our investment professionals have appropriate incentives to remain in their respective positions based on equity ownership, profit participation and other contractual provisions, there can be no guarantee of the ongoing participation of our investment professionals in respect of our funds. If a general partner is removed, we would no longer be involved in the management or control of the fund, and there could be

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no assurance regarding the fund’s ability to consummate investment opportunities and manage portfolio companies. In addition, if a general partner is removed for certain bad acts, the amount of accrued performance allocations we would otherwise receive will be subject to a significant reduction. In the event that a fund is dissolved prematurely, it may be required to dispose of its investments at a disadvantageous time or make in-kind distributions.” Although we periodically engage in discussions with fund investors and/or advisory committees of our funds regarding a waiver of such provisions or replacement of relevant key persons with respect to executives whose departures have occurred or are anticipated, such waiver or replacement is not guaranteed. Such an event with respect to any of our funds would likely result in significant reputational damage to us and could negatively impact our future fundraising efforts, cause us to agree to less favorable ongoing terms with respect to the affected fund or have a material adverse effect on our results of operations, financial condition and cash flow.

If we are required to liquidate fund investments at a disadvantageous time as a result of dissolution, management fees and performance allocations would terminate, and we could ultimately realize lower-than-expected return on the investments and, perhaps, on the fund itself. We do not know whether, or under what circumstances, our funds’ investors are likely to exercise such right.

In a declining market, the pace of redemptions and consequent AUM reduction could accelerate. The decrease in revenues that would result from significant redemptions in these funds could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, because our funds generally have an adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), each fund’s management agreement must require the fund’s consent for any “assignment” of the agreement, which may be deemed to occur in the event the investment advisers of our funds were to experience a change of control. Failure to obtain consent may constitute a violation of the management agreement. A change of control typically occurs if there is a transfer of more than 25% of the voting securities of an investment adviser or its parent. There can be no assurance that a change of control will not occur and that we will obtain the consents required to assign our investment management agreements. See “—A change of control of our company could result in an assignment of our investment advisory agreements.”

Parts of our revenue, earnings and cash flow are highly variable, which could cause volatility in the price of our Class A common stock.

The portion of our revenues, earnings and cash flow we derive from performance allocations is highly variable and can vary significantly from quarter to quarter and year to year. The timing of performance allocations generated by our funds is uncertain and will contribute to the volatility of our results. It takes a substantial period of time to identify attractive investment opportunities, to raise the necessary funds and then to realize the investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before we realize any profits in cash or other proceeds. We cannot predict when, or if, any realization of an investment will occur. Generally, with respect to our private equity funds, although we recognize performance allocations on an accrual basis, we receive performance allocation payments only upon disposition of an investment by the relevant fund, which contributes to the volatility of our cash flow. If our funds were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods. We recognize revenue on investments in our funds based on our allocable share of realized and unrealized gains (or losses) reported by such funds, and a decline in realized or unrealized gains, or an increase in realized or unrealized losses, would adversely affect our revenue, which could further increase the volatility of our results.

The timing and receipt of performance allocations also vary with the life cycle of certain of our funds. Our funds that have completed their investment periods and are able to realize mature investments are more likely to make larger distributions than our funds that are in their fundraising or earlier parts of their investment periods. During times when a significant portion of our AUM is attributable to funds that are not in the stage when they would realize investments, we may receive substantially lower performance allocation distributions.

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The historical returns attributable to our funds should not be considered as indicative of the future results of us or our funds or any returns expected on an investment in our Class A common stock.

We have presented in this prospectus information relating to the historical performance of our funds. The historical returns of the funds that we manage, however, are not an indication of future fund performance or potential returns on our Class A common stock. In addition, any continued positive performance of our funds will not necessarily result in positive returns on an investment in our Class A common stock, though we would expect poor fund performance to cause a decline in our revenue from such funds that could, consequently, negatively impact our ability to raise funds and capital and the value of our Class A common stock.

Moreover, with respect to the historical returns of our funds:

•

we may create new funds in the future that reflect a different asset mix, different investment strategies and varied geographic and industry exposure compared to our current funds, and any such new funds could have different returns than our existing or previous funds;

•

the historical returns that we present in this prospectus derive largely from the performance of our existing funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed, which may have little or no realized investment track record, may be invested by different investment professionals, and may have lower target returns than our existing funds;

•

the performance of our funds reflects our valuation of the unrealized investments held in those funds using assumptions that we believe are reasonable under the circumstances, but the actual realized return on these investments will depend on a variety of factors including future operating results and the value of assets and market conditions at the time of disposition, each of which may differ from the assumptions on which the valuations are based, which could negatively impact the ultimate value we realize from those investments;

•

in recent years, there has been increased competition for investment opportunities resulting from, among other things, the increased amount of capital invested in alternative funds, high liquidity in debt markets and strong equity markets, and increased competition for investments could reduce our returns in the future;

•

the rates of returns of some of our funds in certain years have been positively influenced by a number of investments that experienced rapid and substantial increases in value following the dates on which those investments were made, which may not occur with respect to future investments;

•

our funds’ returns in some years have benefited from investment opportunities and general market conditions, including a low interest rate environment, that may not repeat themselves, and our current or future funds may be unable to avail themselves of comparable investment opportunities or market conditions;

•

market conditions during previous periods may have been significantly more favorable for generating positive performance, particularly in our private equity business, than current market conditions or the market conditions that we may experience in the future; and

•	newly established funds may generate lower returns during the period that they take to deploy their capital.

Our recent performance has benefited from high multiples and asset prices. A decline in multiples or asset prices, or an overall deterioration in market conditions, could make it more difficult to earn such returns on new investments. The future returns of any current or future fund may therefore vary considerably from the historical returns generated by any particular fund or our funds as a whole. Future returns will also be affected by the risks described elsewhere in this prospectus, including risks of the industries and businesses in which a particular fund invests.

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Our investments in portfolio companies and the financial performance of our funds and their portfolio companies could negatively impact results of operations, financial condition and cash flow.

Our funds’ performance, and thus our performance, depends on the value of our funds’ portfolio companies and other investments. Our funds invest in companies in many different industries, each of which is subject to volatility based on a variety of economic, market and other factors. Typically, our funds’ performance will not be meaningfully impaired by the poor performance of a limited number of portfolio companies. However, if several of a fund’s portfolio companies are performing poorly, it could negatively impact the fund’s performance, and we have limited resources to assist portfolio companies experiencing financial difficulties, such as unsustainable levels of indebtedness, contractual or legal constraints and industry headwinds. Risks that could negatively impact the financial performance of our funds and their portfolio companies and otherwise impact our results of operations, financial condition and cash flow include:

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Business, Regulatory or Legal Complexity: We often pursue investment opportunities with substantial business, regulatory or legal complexity that we believe may deter other investment managers. Portfolio companies acquired in such transactions can be more challenging to manage and sometimes entail a greater risk of contingent liabilities.

•

Control: Our funds often invest in equity securities and other financial instruments of companies we do not control. In the future, our funds may acquire minority equity interests more frequently or dispose of a portion of majority equity investments in portfolio companies over time in a manner that results in the funds retaining a minority stake. Minority investments are subject to the risk that the company in which our funds invest may make business, financial or management decisions with which we do not agree or that the company’s majority stockholders or the management may take risks or otherwise act in a manner that does not serve our funds’ interests, each of which could decrease the value of our funds’ investments and have a material adverse effect on our results of operations, financial condition and cash flow. In addition, our funds’ portfolio companies make decisions regarding tax positions, which we may not control, that could result in additional tax costs to us.

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Junior Ranked Investments: In most cases, the portfolio companies in which our funds invest have, or are permitted to have, outstanding indebtedness or equity securities that rank senior to our funds’ investments. In the event of insolvency of a portfolio company, holders of securities ranking senior to our investment would typically be entitled to receive payment in full (and, in some cases, plus interest) before distributions could be made in respect of our investment. Furthermore, during periods of financial distress or following an insolvency, the ability of our funds to influence a portfolio company’s affairs and to take actions to protect their investments may be substantially less than that of the senior creditors.

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Concentration of Fund Investments: The governing agreements of our funds generally contain only limited investment restrictions and limited requirements as to diversification of fund investments, either by geographic region or asset type. For example, we manage funds that invest predominantly in North America and Asia. During periods of difficult market conditions or slowdowns in these sectors or geographic regions, decreased revenue, difficulty in obtaining access to financing and increased funding costs experienced by our funds may be exacerbated by this concentration of investments, which would result in lower investment returns for our funds. Such concentration may increase the risk that events affecting a specific geographic region or asset type will have a negative or disparate impact on such funds compared to funds that invest more broadly.

Valuation methodologies for certain fund assets may involve subjective judgments, and our valuation of an investment could differ significantly from the value that is obtained upon the investment’s exit, which could result in significant losses for us and our funds.

There are no readily ascertainable market prices for a substantial majority of our funds’ illiquid investments. We generally determine the fair value of the investments of our funds in accordance with GAAP.

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Our valuations of illiquid assets in accordance with GAAP will be based to a large extent on our estimates, comparisons and qualitative evaluations of private information, which can be incomplete or inaccurate. The amount of judgment and discretion inherent in valuing assets renders valuations uncertain and susceptible to material fluctuations over possibly short periods of time; substantial write-downs and earnings volatility are possible. Our determination of an investment’s fair value may differ materially from the value that would have been determined if a ready market for the securities had existed and the valuations the general partners of other funds or other third parties ascribe to the same investment. Our valuation of an investment at a measurement date may also differ materially from the value that is obtained upon the investment’s exit.

Further, although we follow valuation methodologies and procedures designed to ensure that our fair value determinations are the product of the application of GAAP and to minimize potential bias, we may have incentives to arrive at higher valuations. Our stockholders’ equity could be negatively impacted if the values of investments that we record are materially higher than the values that are ultimately realized upon the disposal of the investments. Realizations at values significantly lower than the values at which investments have been reflected in prior fund reporting could result in losses for the applicable fund and the loss of potential performance and other fees. Additionally, if realizations of our investments produce values materially different than the carrying values reflected in prior fund reporting, fund investors may lose confidence in us, which could in turn result in difficulty in raising capital for future funds or redemptions from our funds that permit redemptions. If the investment values that we record from time to time are not ultimately realized, it could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, because we typically value our entire portfolio on a quarterly basis, subsequent events that may have a significant impact on those valuations may not be reflected until the next quarterly valuation date. Changes in values attributed to investments from quarter to quarter may result in volatility in our AUM and could materially affect the results of operations that we report from period to period.

The due diligence process that we undertake in connection with our investments may not reveal all facts that may be relevant in connection with an investment.

Before making our investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment opportunity. The objective of the due diligence process is to identify both the attractive attributes of and risks associated with an investment as well and prepare a framework that may be used from the date of acquisition to drive operational improvement and value creation. When conducting due diligence, we may need to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks, as well as Y Analytics, may be involved in the due diligence process in varying degrees depending on the type of investment.

When conducting due diligence and assessing an investment, we rely on the resources available to us, including information from the target and, in some circumstances, third-party investigations and analysis. The information available to us in conducting due diligence of newly-organized or growth stage companies is limited, and we limit the due diligence we conduct for certain of our strategies to publicly available information. Accordingly, the due diligence investigation that we carry out with respect to an investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating it. For example, the due diligence process in connection with carve-out transactions may underestimate the complexity and/or level of dependence a business has on its parent company and affiliated entities. In addition, because a carve-out business often does not have financial statements that accurately reflect its true financial performance as a stand-alone business, due diligence assessments of such investments can be particularly difficult. Instances of fraud, accounting irregularities and other improper, illegal or deceptive practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. Several of our funds invest in emerging market countries that may not have laws and regulations that are as stringent or consistently enforced as in more developed nations. For example, our funds invest throughout jurisdictions that are perceived to present an

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elevated risk of corruption according to international rating standards (such as Transparency International’s Corruption Perceptions Index), including Bangladesh, China, India, Indonesia, Myanmar, the Philippines, Thailand, Vietnam Latin America, the Middle East and Africa. Similarly, our funds invest in companies in the United States and other jurisdictions and regions with low perceived risk of corruption but whose business may be conducted in other high-risk jurisdictions. Due diligence on investment opportunities in these jurisdictions is frequently more complicated due to lack of consistent and uniform commercial practices and/or very limited access to information. Bribery, fraud, accounting irregularities and deceptive or corrupt practices can be especially difficult to detect in such locations.

In addition, investment opportunities may involve companies that have historic and/or unresolved regulatory-, tax-, fraud- or accounting-related investigations, audits or inquiries and/or have been subject to public accusations of improper behavior (including bribery and corruption). Even specific, enhanced due diligence investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the investment opportunity and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the portfolio company’s operations, financial condition, cash flow, reputation and prospects. Our due diligence investigations may not result in us making successful investments. Although our funds typically obtain representation and warranties insurance, such insurance may not be available on desired terms. Failure to identify risks associated with our investments could have a material adverse effect on our results of operations, financial condition and cash flow.

Many of our funds invest in relatively high-risk, illiquid assets, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount we invest.

Many of our funds invest in securities that are not publicly traded. In many cases, contracts we enter into or applicable securities laws prohibit our funds from selling such securities for a period of time. Our funds will generally be unable to sell these securities publicly unless we register their sale under applicable securities laws or we can rely on an available exemption, and in either case only at such times when we do not possess material non-public information. Our funds’ ability to dispose of investments is heavily dependent on the capital markets, particularly, the public equity markets. For example, our ability to realize any value from an investment may depend upon our ability to complete an initial public offering. However, even with publicly traded securities, we may only dispose of large holdings over a substantial length of time, exposing our investment returns to market risk during the intended disposition period. Moreover, because the investment strategy of many of our funds often entails us serving on our funds’ public portfolio company boards, our funds may be restricted from selling during certain time periods. Accordingly, our funds may be forced, under certain conditions, to either sell securities at a loss or defer, potentially for a considerable period of time, sales that they had planned to make.

In addition, market conditions and regulatory environment can also delay our funds’ exit and realization of investments. For example, rising interest rates and challenging credit markets may make it difficult for potential buyers to raise sufficient capital to purchase our funds’ investments. Government policies, or restrictions on foreign investment in certain of our funds’ portfolio companies or assets can also limit our funds’ exit opportunities.

Our funds invest in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

Many of our funds generally invest a significant portion of their assets in the equity or other securities of issuers located outside the United States. Investments in non-U.S. securities or companies that are based or have operations in countries outside of the United States, or otherwise generate revenue or have other touchpoints outside of the United States, involve certain factors not typically associated with investing in U.S. companies, including risks relating to:

•	currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;

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•	less developed or efficient financial markets, which could lead to price volatility and relative illiquidity;

•	the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation;

•	changes in laws or clarifications to existing laws that could create tax uncertainty;

•	a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance;

•	greater levels of bribery, corruption and politically exposed persons;

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potential exposure to the U.S. Foreign Corrupt Practices Act (“FCPA”) and other laws that prohibit improper payments or offers of payments for commercial bribery purposes or to foreign governments, their officials and other third parties;

•	violations of trade sanctions or trade control regimes (including those that are maintained and enforced by U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”));

•	political hostility to investments by foreign or private equity investors, including increased risk of government expropriation;

•	reliance on a more limited number of commodity inputs, service providers and distribution mechanisms;

•	higher rates of inflation;

•	higher transaction costs;

•	less government supervision of exchanges, brokers and issuers;

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less developed or non-uniform bankruptcy, limited liability company, corporate, partnership and other laws (which may have the effect of disregarding or otherwise circumventing limited liability structures, potentially causing the actions or liabilities of one fund or portfolio company to adversely impact us or an unrelated fund or portfolio company);

•	difficulty in enforcing contractual obligations;

•	less stringent requirements relating to fiduciary duties;

•	fewer investor protections and, less publicly available information about a company;

•	limitations on borrowings to be used to fund acquisitions or dividends;

•	potential limitations on the deductibility of interest for income tax purposes;

•	limitations on permissible transaction counterparties or consolidation rules that effectively restrict the types of businesses in which we may invest;

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economic and political risks, including potential exchange control regulations, restrictions on repatriation of profits on investments or of capital invested, nationalization, expropriation of assets, confiscatory taxation and political, economic or social instability; and

•	the imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities and potential non-U.S. tax filing requirements.

In addition, restrictions on international trade or the recent or potential further imposition of tariffs may negatively impact investments in non-U.S. Companies. See “—Ongoing trade negotiations and the potential for further regulatory reform may create regulatory uncertainty for us, our funds and our funds’ portfolio companies and our investment strategies and negatively impact the profitability of our funds and our funds’ portfolio companies.” For example, the tax authorities in certain countries, including certain EU member states, have

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sought to deny the benefits of income tax treaties or EU directives with respect to withholding taxes on interest and dividends and capital gains of non-resident entities. These various proposals and initiatives could result in an increase in taxes and/or increased tax withholding with respect to our fund investors. Adverse developments along these lines could negatively impact the assets we hold in certain countries or the returns from these assets.

Ongoing trade negotiations and the potential for further regulatory reform in the U.S. and abroad may create regulatory uncertainty for us, our funds and our funds’ portfolio companies and our investment strategies and negatively impact the profitability of our funds and our funds’ portfolio companies.

Since March 2018, the United States has imposed, or threatened to impose, a series of various tariffs on a variety of goods imported into the United States, with an emphasis on those imported from China and the EU. These new tariffs, or other changes in U.S. trade policy, have resulted in, and may continue to trigger, retaliatory actions by affected countries, particularly China. While the United States and China signed a preliminary trade deal in January 2020 halting further tariffs and increasing sales of U.S. goods to China, the agreement leaves in place most tariffs on Chinese goods.

The U.S. government has also implemented and expanded a number of economic sanctions programs and export controls that target Chinese entities and nationals on national security grounds and has imposed restrictions on the acquisition of interests in the securities of certain Chinese entities. These initiatives target, for example, China’s response to political demonstrations in Hong Kong, China’s conduct concerning the treatment of Uighurs and other ethnic minorities in its Xinjiang province and certain Chinese entities designated by the U.S. government as Communist Chinese military companies, among other things.

Tensions globally remain elevated and the path of future trade policy and further permanent trade agreements with China are still unclear. A “trade war” or other governmental action related to tariffs or international trade agreements or policies has the potential to increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and negatively impact the revenues and profitability of companies whose businesses rely on goods imported from or exported to any country impacted by such policies. In addition, tariff increases may negatively impact our suppliers and certain other customers of our funds’ portfolio companies, which could amplify the negative impact on our operating results or future cash flows.

Furthermore, the Chinese government maintains a major role in economic policy making and investing in China involves risks of losses due to expropriation, nationalization, confiscation of assets and property, and the imposition of restrictions on foreign investments and on repatriation of capital invested. The laws and regulations in China are subject to swift changes, including the issuance of authoritative guidance or enforcement, possibly with retroactive effect. Such changes in laws and regulations may reduce opportunities for our funds to make, exit and realize value from, and expected returns on, their investments in China.

Risk management activities may not be successful and, in some cases, may negatively impact the return on our and our funds’ investments.

When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments (over the counter, or “OTC,” and otherwise) to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. The scope of risk management activities undertaken by us varies based on the level and volatility of interest rates, the prevailing foreign currency exchange rates, the types of investments that are made and other changing market conditions. We do not seek to hedge our exposure in all currencies or all investments, which means that our exposure to certain market risks are not limited. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent

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losses if the value of the position declines. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price. The success of any hedging or other derivative transaction generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into such a transaction in order to reduce our exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. For various reasons, we may not seek to establish, or be successful in establishing, a perfect correlation between the instruments used in hedging or other derivative transactions and the positions being hedged. An imperfect correlation could prevent us from achieving the intended result and give rise to a loss. Further, it may not be possible to fully or perfectly limit our exposure against all changes in the value of our and our funds’ investments because the value of investments is likely to fluctuate as a result of a number of factors, some of which will be beyond our control or ability to hedge.

Operational risks, including those associated with our business model, could disrupt our businesses, result in losses or limit our growth.

We operate businesses that are highly dependent on information systems and technology. We rely heavily on a host of computer software and hardware systems, including our financial, accounting and other data processing systems and on the systems of third parties who provide services to us. If any of these systems do not operate properly or experience a security breach, we could suffer financial loss, a disruption of our businesses, liability to our funds, regulatory intervention and fines and reputational damage. For example, we face operational risk from errors made in the execution, confirmation or settlement of transactions, as well as errors in recording, evaluating and accounting for them. Our and our third-party service providers’ information systems and technology may be unable to accommodate our growth or adequately protect the information of our individual fund investors, for new products and strategies or address security risks, and the cost of maintaining such systems and technology may increase from our current level. Such a failure to accommodate growth, or an increase in costs related to such information systems and technology, could have a material adverse effect on our results of operations, financial condition and cash flow. We are also dependent on an increasingly concentrated group of third-party software vendors that we do not control for hosting solutions and technologies. A disaster or a disruption in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, including custodians, paying agents and escrow agents, or directly affecting our principal offices, could negatively impact our ability to continue to operate our business without interruption. Our business continuation or disaster recovery programs may not be sufficient to mitigate the harm that could result from such a disaster or disruption, and insurance and other safeguards may only partially reimburse us for our losses, if at all. Furthermore, we utilize cloud applications and services for the asset management business, and such applications and systems are vulnerable to damage or interruption from computer viruses, data corruption, cyber-based attacks, unauthorized access, natural disasters, pandemics, such as the current COVID-19 pandemic, terrorism, war and telecommunication and electrical failures. Any disruption in the operation of the information systems and technology or cloud applications and services on which we rely could negatively impact our business, and such risk of disruption could be heightened during the COVID-19 pandemic. See “—The COVID-19 pandemic caused severe disruptions in the U.S. and global economies and has impacted, and may continue to negatively impact, our business and our results of operations, financial condition and cash flow.”

Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely on the reasonably secure processing, storage and transmission of confidential and other sensitive information in our computer systems and networks, and those of our service providers and their vendors. We are

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subject to various risks and costs associated with the collection, handling, storage and transmission of personally identifiable information and other sensitive information, including those related to compliance with U.S. and foreign data collection and privacy laws and other contractual obligations, as well as those associated with the compromise of our systems processing such information. In the ordinary course of our business, we collect, store a range of data, including our proprietary business information and intellectual property, and personally identifiable information of our employees, our fund investors and other third parties, in our cloud applications and on our networks, as well as our services providers’ systems. The secure processing, maintenance and transmission of this information are critical to our operations. We, our service providers and their vendors face various security threats on a regular basis, including ongoing cybersecurity threats to and attacks on our and their information technology infrastructure that are intended to gain access to our proprietary information, destroy data or disable, degrade or sabotage our systems. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. There has been an increase in the frequency, sophistication and ingenuity of the data security threats we and our service providers face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent. Although we and our services providers take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, theft, misuse, computer viruses or other malicious code, including malware, and other events that could have a security impact. We may be the target of more advanced and persistent attacks because, as an alternative asset manager, we hold a significant amount of confidential and sensitive information about, among other things, our fund investors, portfolio companies and potential investments. We may also be exposed to a more significant risk if these acts are taken by state actors. Any of the above cybersecurity threats, fraudulent activities or security breaches suffered by our service providers and their vendors could also put our confidential and sensitive information at risk or cause the shutdown of a service provider on which we rely. We and our employees have been and expect to continue to be the target of fraudulent calls and emails, the subject of impersonations and fraudulent requests for money, including attempts to redirect material payment amounts in a transaction to a fraudulent bank account, and other forms of spam attacks, phishing or other social engineering, ransomware or other events. Cyber-criminals may attempt to redirect payments made at the closings of our investments to unauthorized accounts, which we or our services providers we retain, such as paying agents and escrow agents, may be unable to detect or protect against. The COVID-19 pandemic has exacerbated these risks due to heavier reliance on online communication and the remote working environment, which may be less secure, and there has been a significant increase in hacking attempts by cyber-criminals. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by others, including by our service providers. If successful, such attacks and criminal activity could harm our reputation, disrupt our business, cause liability for stolen assets or information and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely heavily on our back office informational technology infrastructure, including our data processing systems, communication lines, and networks. Although we have back-up systems and business-continuation plan in place, our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. Any interruption or failure of our informational technology infrastructure could result in our inability to provide services to our clients, other disruptions of our business, corruption or modifications to our data and fraudulent transfers or requests for transfers of money. Further consequences could include liability for stolen assets or information, increased cybersecurity protection and insurance costs and litigation. We expect that we will need to continue to upgrade and expand our back-up and procedures and capabilities in the future to avoid disruption of, or constraints on, our operations. We may incur significant costs to further upgrade our data processing systems and other operating technology in the future.

Further, we provide certain back office services, such as information and technology, accounting and human resources services, to Sixth Street Partners, our former affiliate (the “former affiliate”), which could pose additional risks. We manage back office services for our former affiliate using the same processes and procedures as our internal services, which may result in increased risk of inadvertent data sharing between us and our former affiliate due to human error. In addition, as we do not provide such services to other third parties, these risks may be heightened if we fail to effectively carry out our obligations or implement and maintain

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appropriate compliance procedures. For example, we could face liability under a transition services agreement with our former affiliate in connection with our failure to maintain appropriate back office services and support, and we may be exposed to material non-public information that may restrict our ability to make investments and execute our business strategy. See “—Our business activities and the business activities of certain of our personnel may give rise to a conflict of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business—Information barriers.”

Our technology, data and intellectual property and the technology, data and intellectual property of our funds’ portfolio companies are also subject to a heightened risk of theft or compromise to the extent that we and our funds’ portfolio companies engage in operations outside the United States, particularly in those jurisdictions that do not have comparable levels of protection of proprietary information and assets, such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, we and our funds’ portfolio companies may be required to forgo protections or rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect loss of rights in these assets could negatively impact us, our funds and their investments.

A significant actual or potential theft, loss, corruption, exposure or fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data could occur, as a result of third-party actions, employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data. If such a theft, loss, corruption, use or misuse of data were to occur, it could result in significant remediation and other costs, fines, litigation and regulatory actions against us by (i) the U.S. federal and state governments, (ii) the EU or other jurisdictions, (iii) various regulatory organizations or exchanges and (iv) affected individuals, as well as significant reputational harm.

Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information and other sensitive information, including, without limitation the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”) in the EU and the Data Protection Act 2018 in the U.K. (the “U.K. Data Protection Act”), comprehensive privacy laws enacted in California, Colorado and Virginia, the Hong Kong Personal Data (Privacy) Ordinance, the Korean Personal Information Protection Act and related legislation, regulations and orders and the Australian Privacy Act. China and other countries have also passed cybersecurity laws that may impose data sovereignty restrictions and require the localization of certain information. We believe that additional similar laws will be adopted in these and other jurisdictions in the future, further expanding the regulation of data privacy and cybersecurity. Such laws and regulations strengthen the rights of individuals (data subjects), mandate stricter controls over the processing of personal data by both controllers and processors of personal data and impose stricter sanctions with substantial administrative fines and potential claims for damages from data subjects for breach of their rights, among other requirements. Some jurisdictions, including each of the U.S. states as well as the EU through the GDPR and the U.K. through the U.K. Data Protection Act, have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, which would require heightened escalation and notification processes with associated response plans. We expect to devote resources to comply with evolving cybersecurity and data privacy regulations and to continually monitor and enhance our information security and data privacy procedures and controls as necessary. We or our fund’s portfolio companies may incur substantial costs to comply with changes in such laws and regulations and may be unable to adapt to such changes in the necessary timeframe and/or at reasonable cost. Furthermore, if we experience a cybersecurity incident and fail to comply with the applicable laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause our fund investors and clients to lose confidence in the effectiveness of our security and privacy measures.

Our funds’ portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information. A disruption or compromise of these

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systems could negatively impact the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or security breach than other assets or businesses. Such an event could negatively impact our investment or assets of the same type or require portfolio companies to increase preventative security measures or expand insurance coverage.

The materialization of one or more of these risks could impair the quality of our and our funds’ operations, harm our reputation, negatively impact our businesses and limit our ability to grow.

The COVID-19 pandemic caused severe disruptions in the U.S. and global economies and has impacted, and may continue to negatively impact, our business and our results of operations, financial condition and cash flow.

In 2020, the global outbreak of COVID-19 spread to every country and every state in the United States. The World Health Organization designated COVID-19 as a pandemic, and numerous countries, including the United States, declared national emergencies with respect to COVID-19. While vaccines have been approved and are slowly being deployed, the global impact of the outbreak continues to adversely affect many industries, and different geographies continue to reflect the effects of public health restrictions in various ways. The timing and likelihood of achieving widespread global vaccination remain uncertain, and these vaccines may be less effective against new variants, potentially leading people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time.

The economic recovery following the impact of COVID-19 is only partially underway and has been gradual, uneven and characterized by meaningful dispersion across sectors and regions with uncertainty regarding its ultimate length and trajectory. Further, although many jurisdictions had relaxed or lifted restrictions in an effort to generate more economic activity, the risk of continued COVID-19 outbreaks remains, and jurisdictions have begun to re-impose restrictions in an effort to mitigate risks to public health, especially as more infectious variants of the virus emerge. Increasing infection rates and hospitalizations in certain geographies and a potential resulting market downturn have resulted in the COVID-19 pandemic continuing to impact our business and our results of operations, financial condition and cash flow.

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Portfolio Company Performance. Some of our investments in industries materially impacted by the COVID-19 pandemic experienced material reductions in value. In particular, many portfolio companies in the healthcare, travel, entertainment, hospitality, student housing, real estate and retail industries faced, and some continue to face, operational and financial hardships resulting from the spread of COVID-19 and related governmental measures imposed to contain the virus, such as closure of stores, restrictions on travel, quarantines or stay-at-home orders. If the disruptions caused by the COVID-19 pandemic continue, the businesses of these portfolio companies could suffer materially or become insolvent, which would decrease the value of our funds’ investments and potentially harm our reputation.

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Portfolio Company Liquidity. Certain portfolio companies are facing, or may face in the future, increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams and limited or higher cost of access to preferred sources of funding, which could result in potential impairment of our or our funds’ investments. For example, tenants leasing real estate or other properties owned by our funds or our funds’ portfolio companies may not be able to pay rents in a timely manner or at all, resulting in a decrease in value of our funds’ investments and lower than expected returns. Changes in the debt financing markets have impacted, or may in the future impact, the ability of our funds’ portfolio companies to meet their respective financial obligations. See “—Risks Related to Our Indebtedness—Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income.”

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Operational Risks. Continued travel restrictions, closures of non-essential businesses or shelter-in-place or stay-at-home orders may continue to make it difficult and costly for our investment teams to conduct due diligence and consummate the acquisition and disposition of investments for our funds. In addition, our global employee base has generally been working remotely since the start of the COVID-19 pandemic. This extended period of remote working by our employees has introduced operational risks, including technology availability and heightened cybersecurity risk. While we have taken steps to secure our networks and systems, remote working environments are generally less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic. Our data security, data privacy, investor reporting and business continuity processes could also be impacted by a third party’s inability to perform due to the COVID-19 pandemic or by failures of, or attacks on, their information systems and technology. These risks could impair our accounting and financial reporting systems, processes and controls.

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Employee-Related Risks. COVID-19 continues to present a significant threat to our employees’ well-being and morale. Our key persons or executive officers may contract the virus, rendering them unable to perform their duties for an extended period of time, and we may therefore experience a potential loss of productivity. The same could be said of the employees in our funds’ portfolio companies, as well as our third-party service providers. We strive to maintain a work environment that promotes our culture of collaboration, motivation and alignment of interests with our fund investors and stockholders. The long-term effects of an extended remote work environment during the COVID-19 pandemic are unclear and may negatively impact our culture and therefore the connectivity and productivity of our employees. Although our employees continue to collaborate across offices and geographies, the informal office interactions that contribute to our culture have generally ceased, and it is harder to integrate new employees into the firm in a remote working environment.

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Regulatory and Litigation Risks. Costly litigation could increase in connection with merger and acquisition transactions as parties to such transactions explore ways to avoid transactions by the assertion of claims of force majeure, material adverse change in the condition of target investments and/or fraudulent misrepresentation.

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Taxation Risk as a Result of Mobility Challenges. As a result of travel restrictions, shelter-in-place or stay-at-home orders and other COVID-19-related measures, many of our staff are unable to travel for physical meetings and/or have been displaced working remotely outside of their normal work location. This may create tax uncertainty for our corporate entities and professionals as well as our funds and our funds’ portfolio companies. Ultimately, these risks could lead to increased levels of taxation and additional compliance complexities.

In addition to the foregoing, the COVID-19 pandemic has exacerbated, and may continue to exacerbate, many of the other risks described in this prospectus.

We and our funds are subject to risks in using third-party service providers, including custodians, administrators, executing brokers, prime brokers and other agents.

We and many of our funds depend on the services of custodians, administrators, prime brokers and other agents and third-party service providers to carry out certain securities transactions and other business functions. Errors and mistakes made by these third parties may be attributed to us and subject us or our fund investors to reputational damage, penalties or losses. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Furthermore, in the event of the insolvency of a custodian and/or prime broker, our funds may be unable to recover equivalent assets in full as they will rank among the custodian’s and prime broker’s unsecured creditors in relation to assets it borrows, lends or otherwise uses. In addition, a custodian or prime broker may not segregate our funds’ cash from its own cash, and our funds therefore may rank as unsecured creditors in relation

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to that cash. The inability to recover assets from the custodian or prime broker could have a material adverse effect on our and our funds’ results of operations, financial condition and cash flow. Counterparties have generally reacted to recent market volatility by tightening their underwriting standards and increasing their margin requirements for all categories of financing, which has the result of decreasing the overall amount of leverage available and increasing the costs of borrowing. Many of our funds have credit facilities, and if a lender under one or more of these credit facilities were to become insolvent, we could have difficulty replacing the credit facility and one or more of our funds may face liquidity problems.

The counterparty to one or more of our or our funds’ contractual arrangements could default on its obligations under the contract. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large market participant could lead to significant liquidity problems for other market participants, which could in turn expose us to significant losses. If a counterparty defaults, we and our funds may be unable to take action to cover the exposure and could incur material losses and legal and reputational damages. We may not accurately anticipate the impact of market stress or counterparty financial condition and, as a result, we could take insufficient action to reduce these risks effectively, which, if left unmitigated, could have a material adverse effect on our results of operations, financial condition and cash flow.

The consolidation and elimination of counterparties may increase our concentration of counterparty risk. Our funds generally are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In particular, our public equity funds utilize prime brokerage arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of these funds with these counterparties.

Our business activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business.

As we have expanded and continue to expand the number and scope of our businesses, we increasingly confront actual, potential or apparent conflicts of interest relating to our funds’ investment activities. The following discussion describes certain of these actual, potential or apparent conflicts of interest and how we intend to manage them. If we are unable to successfully manage conflicts of interest relating to our funds’ investment activities, fund investors may decrease their commitments to future funds, we could be subject to lawsuits or regulatory enforcement actions or we could face other adverse consequences and reputational harm, all of which could cause our and our funds’ performance to suffer and thus adversely affect our results of operations, financial condition and cash flow. The following summary is not intended to be an exhaustive list of all conflicts or their potential consequences. Identifying potential conflicts of interest is complex and fact-intensive, and it is not possible to foresee every conflict of interest that will arise.

Allocation Procedures and Principles. Conflicts of interest may exist regarding decisions about the allocation of specific investment opportunities among us and our funds and the allocation of fees and costs among us, our funds and our funds’ portfolio companies. Certain inherent conflicts of interest arise from the fact that:

•	we provide investment management services to more than one fund;

•	our funds often have overlapping investment strategies and objectives, including co-investing funds and funds that invest alongside other funds; and

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we could choose to allocate an investment to more than one fund or to allocate an entire investment opportunity to a single fund when the “duty to offer” provisions in our fund documents are not determinative of allocation.

When making allocation decisions, we are guided by our contractual obligations to our various funds, as well as our allocation procedures and principles. For each allocation decision, we first apply the “duty to offer”

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provisions of the relevant partnership agreements, the other constitutive documents of the relevant funds and other binding contractual obligations. Many, though not all, of our funds have “duty to offer” provisions, and these provisions are customized for each fund in light of its mandate. Historically, applying the “duty to offer” provisions has tended to result in the identification of a single fund to pursue an investment opportunity. That is, we often conclude that an investment opportunity falls within the “duty to offer” of a single fund and not any of our other funds, based on it being suitable for, and satisfying the other “duty to offer” criteria of, that fund alone. If this is the case with a particular investment, the single fund in question would be allocated the opportunity and our other funds would not participate. However, in some circumstances, which have grown in frequency as we have developed both new and existing investment platforms, the “duty to offer” provisions are not determinative. This could occur, for instance, if a particular opportunity falls within the “duty to offer” of multiple funds, each of which is interested in pursuing it or if none of the funds interested in pursuing a particular opportunity has a “duty to offer.” In these cases, where an investment opportunity is not contractually required to be allocated to a particular fund or such opportunity may otherwise be contractually allocated to more than one of our funds, we allocate an investment opportunity in accordance with our allocation principles. These principles reflect factors that we determine in good faith to be fair and reasonable. An allocation decision may result in a single fund being allocated an entire investment opportunity, or in multiple funds sharing an investment opportunity on a basis approved by the Allocation Committee (as defined below).

We expect our allocation principles, and procedures more generally, to change over time, including during the commitment periods of our funds. We have established a committee, which we refer to as the “Allocation Committee,” to apply our allocation principles and make allocation decisions in situations where the investment interests of multiple funds overlap. The application of our allocation principles is a fact-intensive exercise. While we base our allocation decisions on the information available to us at the time, this information may prove, in retrospect, to be incomplete or otherwise flawed.

In making an allocation decision, additional conflicts of interest will arise. Specifically, because our funds have different fee, expense and profit-sharing structures, we have an incentive to allocate an investment opportunity to the fund that would generate higher management fees or performance allocations. In addition, our professionals will generally participate indirectly in investments made by the funds in which they invest. We do not explicitly take such considerations into account in making allocation decisions and expect that our procedures and principles will help mitigate the risk that these incentives implicitly influence our allocation decisions.

Conflicts of interest may also arise in the determination of what constitutes fund-related expenses and the allocation of such expenses between the funds we manage and us. We employ the same procedures and principles described above when allocating fees and expenses incurred in connection with “broken deals,” or potential investments that we actively consider but do not consummate. That is, we generally make fee and expense allocation decisions while a transaction is pending based on our best judgment of the fund or funds to which we will ultimately allocate the transaction. This judgment is necessarily subjective, especially when a transaction is terminated at an early stage. When we abandon an opportunity, absent a factual development to the contrary, we will allocate the fees and expenses for such transaction to such fund or funds. As with our other allocation decisions, our allocation procedures and principles are designed to help mitigate the risk that financial incentives implicitly influence the allocation of broken deal fees and expenses.

From time to time, we will have the option to offer fund investors, senior advisors or other third parties (including investors in other funds) the opportunity to invest alongside our funds, or “co-invest,” in an investment a fund is making either directly or through a TPG-controlled vehicle established to invest in one or more co-investment opportunities. Our fund documents typically do not mandate specific allocations with respect to co-investments. Our funds’ investment advisers may have an incentive to provide potential co-investment opportunities to certain investors in lieu of others and/or in lieu of an allocation to our funds (including, for example, as part of an investor’s overall strategic relationship with us) if such allocations are expected to generate relatively greater fees or performance allocations than would arise if such co-investment opportunities were allocated otherwise.

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Shared investments. We expect more than one of our funds to make investments in the same portfolio company from time to time. In many such cases, the funds will co-invest lockstep, with both funds making and exiting the shared investment at the same time and on substantially the same terms. In some situations, however, the funds will have different entry timing in the same portfolio company, acquire the same security on different terms and/or invest in different parts of the portfolio company’s capital structure. In these cases, each fund’s views of the investment and its interests may diverge. This could cause one fund to dispose of, increase its exposure to or continue to hold the investment at a time when the other fund has taken a different approach. As a result, the actions of one fund could affect the value of the other fund’s investment. For instance, a sale by a fund of its investment could put downward pressure on the value of the remaining fund’s interest.

Investing throughout the corporate capital structure. Our funds invest in a broad range of asset classes throughout the corporate capital structure, including preferred equity securities and common equity securities and, occasionally, loans and debt securities; and certain of our funds also engage in short selling. In certain cases, we may manage separate funds that invest in different parts of the same company’s capital structure. Similarly, one fund may be “long” a company that another fund is “short.” Decisions taken by one fund in these circumstances to further its interests may be adverse to the interests of another fund. In those cases, the interests of our funds may not be aligned, which could create actual or potential conflicts of interest or the appearance of such conflicts.

Competition and conflicts among TPG businesses. Given the breadth of our portfolio across platforms, our funds may invest in a competitor or customer of, or service provider or supplier to, a portfolio company of another fund, which could give rise to a variety of conflicts of interest. For example, a fund or its portfolio company may take actions for commercial reasons that have adverse consequences for another fund or its portfolio company, such as seeking to increase its market share at the portfolio company’s expense (as a competitor), withdrawing business from the portfolio company in favor of a competitor that offers the same product or service at a more competitive price (as a customer), increasing prices in lockstep with other enterprises in the industry (as a supplier) or commencing litigation against the fund portfolio company (in any capacity). Our funds are under no obligation to take into account another fund’s interests in advising their portfolio companies or otherwise managing their assets.

Information barriers. Our funds, investment platforms, investment professionals and senior advisors regularly obtain non-public information regarding target companies and other investment opportunities. Since we do not currently maintain permanent information barriers among most of our businesses, we generally impute non-public information received by one investment team to all other investment professionals, including all of the personnel who make investments for our funds. In the event that any of our funds, investment professionals, senior advisors or other employees obtains confidential or material non-public information, we and our funds, investment professionals and senior advisors may be restricted in acquiring or disposing of investments. Notwithstanding the maintenance of restricted securities lists and other internal controls, the internal controls relating to the management of material non-public information could fail and result in us, or one of our investment professionals, buying or selling a security while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could negatively impact our reputation, result in the imposition of regulatory or financial sanctions and, consequently, negatively impact our ability to provide our investment management services to our funds and clients. These risks are heightened by the existence of our “inside-the-wall” public equity funds, and the public equity funds are subject to a broad restricted securities list, which may limit its investment opportunities. In limited circumstances, we erect temporary information barriers to restrict the transfer of non-public information, which limit our funds’ abilities to benefit from TPG expertise and could be breached, resulting in the same restrictions on their investment activities. Additionally, in connection with providing services under a transition services agreement to our former affiliate, we and/or the former affiliate could be exposed to material non-public information held by the former affiliate or us, as applicable, which could further restrict our ability to acquire or dispose of investments.

Further, we could be required by certain regulations, or decide that it is advisable, to establish permanent information barriers, which would impair our ability to operate as an integrated platform, limit management’s

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ability to manage our investments and reduce potential synergies across our businesses. The establishment of information barriers may also lead to operational disruptions and result in restructuring costs, including costs related to hiring additional personnel as existing investment professionals are allocated to either side of a barrier.

Broker-dealer and other affiliated service providers. TPG Capital BD, an underwriter in this offering, is an affiliate of ours that is a broker-dealer registered with the SEC and a member of FINRA. TPG Capital BD performs services that include those described below. See “—Our broker-dealer’s capital markets activities expose us to risks that, if they materialize, could have a material adverse effect on our results of operations, financial condition and cash flow.” We expect the types of capital markets services we provide to evolve in light of market developments and industry trends.

TPG Capital BD and related entities typically receive compensation for the services we provide in connection with these capital markets activities. Depending on the nature of the transaction, the fund, the portfolio company or other parties to the transaction will pay the fee to TPG Capital BD or a related entity. Any compensation we receive for providing capital markets services typically will not, in accordance with the fund governing documents, offset the management fee or require the consent of investors or any advisory committee.

While we believe that our internal capital markets capabilities help maximize value for our funds, our ability to utilize TPG Capital BD or a related entity in connection with the foregoing transactions gives rise to conflicts of interest. In general, we have an incentive to retain, or to exercise our control or influence over a portfolio company’s management team so that it retains TPG Capital BD (or a related entity) or otherwise transacts with TPG Capital BD instead of other unaffiliated broker-dealers or counterparties. For instance, TPG Capital BD (or a related entity) could take the place of another investment bank in the syndicate underwriting a securities offering or act as the sole or lead financial institution on a transaction instead of a third-party bank. When involved in a particular transaction, TPG Capital BD (or a related entity) has the incentive to seek higher fees or other favorable terms from a fund, the portfolio company or other counterparties, as well as to structure a transaction so that it benefits certain fund investors or other third parties that are of strategic importance. For example, TPG Capital BD could influence the placement of portfolio company securities or debt instruments so that investors who are sizeable investors in multiple of our funds or who pay TPG Capital BD a placement fee receive an allocation ahead of others. To the extent that our capital markets personnel face competing demands for their time and attention, we have an incentive to devote our limited capital markets resources to portfolio companies and transactions that would generate the highest fee for TPG Capital BD (or related entities). Our employees who provide capital markets services are under no obligation to prioritize the interests of a fund or its investors in determining how to allocate their time across various projects within our firm.

Potential performance allocation-related conflicts. Since the amount of performance allocations allocable to the general partners of our funds depends on the funds’ performance, we have an incentive to recommend and, as the general partner, cause our funds to make more speculative investments than they would otherwise make in the absence of such performance-based allocation. We may also have an incentive to cause a fund, as its general partner, to dispose of investments at a time and in a sequence that would generate the most performance allocations, even if it would not be in the fund’s interest to dispose of the investments in that manner. Further, under amendments to U.S. tax law pursuant to Public Law Number 115-97, formerly known as the Tax Cuts and Jobs Act (the “TCJA”), capital gain in respect of a general partner’s distributions of performance allocations from certain of our funds will be treated as short-term capital gain unless the fund holds the relevant investment for more than three years, as opposed to the general rule that capital gain from the disposition of investments held for more than one year is treated as long-term capital gain. This may create an incentive to cause the fund, as its general partner, to hold a fund’s investments for longer periods in order for the gain from their dispositions to qualify for capital gain treatment under the new performance allocation rules, even if it would be in the fund’s interest to hold the investments for shorter periods. Consequently, conflicts of interest may arise in connection with a general partner’s investment decisions, including regarding the identification, making, management, disposition and, in each case, timing of a fund’s investments, and we may not realize the most tax efficient treatment of our performance allocations generated by all of our funds going forward.

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In addition, since our investment professionals have an interest in the performance allocations made by our funds, our investment professionals may have an incentive to recommend investments and realizations that maximize the amount of performance allocations rather than management fees. Further, because RemainCo will be entitled to a portion of our funds’ performance allocations, we, in certain circumstances, will have less of an interest in such performance allocations than our investment professionals who also hold economic interests in RemainCo. Similarly, because our senior leadership team holds economic interests in RemainCo, they may have an incentive to recommend that we allocate investments to certain funds or create new funds that contribute a higher percentage of performance allocations to RemainCo, which may be contrary to our interests. See also “—Risks Related to Our Organizational Structure and this Offering—The historical and pro forma financial information and related notes in this prospectus may not permit you to assess our future performance, including our costs of operations” and “Certain Relationships and Related Party Transactions—Proposed Transactions—RemainCo Performance Earnings Agreement.”

Use of subscription line facilities by our funds. Most of our funds obtain subscription line facilities to, among other things, facilitate investments. Our funds’ subscription line facilities generally allow revolving borrowings up to a specified principal amount that is determined based in part on the relevant fund’s capital commitments and the lenders’ assessment of the creditworthiness of its investors, and subscription line facilities are typically secured by pledges of the general partner’s right to call capital from, and receive amounts funded by, the funds’ investors. Subscription line facilities may be entered into on a cross-collateralized basis with the assets of the funds’ parallel funds, certain other funds and their respective alternative investment vehicles and allow borrowings by portfolio companies or other investment entities. The applicable entities party to the subscription line facility may be held jointly and severally liable for the full amount of the obligations arising out of such facility. If a fund obtains a subscription line facility, the fund’s working capital needs will, in most instances, be satisfied through borrowings under the subscription line facility. As a result, capital calls are expected to be conducted in larger amounts on a less frequent basis in order to, among other things, repay borrowings and related interest expenses due under such subscription line facilities.

We have incentives to engage in fund-level borrowing notwithstanding the expense and risks that accompany it. For example, we may present certain performance metrics in a fund’s periodic reports and marketing materials. These performance metrics measure investors’ actual cash outlays to, and returns from, our funds and thus depend on the amount and timing of investor capital contributions to the fund and fund distributions to its investors. To the extent that a fund uses borrowed funds in advance or in lieu of calling capital, investors make correspondingly later or smaller capital contributions. Also, borrowing to make distributions of proceeds from an investment enables fund investors to receive distributions earlier. As a result, the use of borrowed funds generally results in the presentation of higher performance metrics than simply calling capital, even after accounting for the attendant interest expense.

Fund-level borrowing can also affect the preferred return fund investors receive and the performance allocations the general partner receives, as preferred return and performance allocations generally depend on the amount and timing of capital contributions and distributions of proceeds. In particular, the preferred return generally begins to accrue after capital contributions are due (regardless of when the fund borrows, makes the relevant investment or pays expenses) and ceases to accrue upon return of these capital contributions. Borrowing funds to shorten the period between calling and returning capital limits the amount of time the preferred return will accrue. Since we do not pay preferred returns on funds borrowed in advance or in lieu of calling capital, fund level borrowing will therefore reduce the amount of preferred return to which the fund investors would otherwise be entitled had we called capital.

Conflicts of interest with our partners, directors, senior advisors, professionals or business partners could damage our reputation and negatively impact our business.

Our arrangements with our partners, directors, senior advisors, professionals and business partners could give rise to additional conflicts of interest. If we fail, or appear to fail, to appropriately deal with these conflicts of interest, it could harm our reputation and negatively impact our business.

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Potential conflicts of interest with our personnel, partners, directors or senior advisors. The Conflicts Committee of our board of directors, which will be composed entirely of independent directors, will review and address, as appropriate, actual or perceived conflicts of interest involving, among others, our executive officers or directors. Other than as may be provided in the non-competition, non-solicitation and confidentiality obligations contained in employment or other agreements with our personnel, which may not be enforceable or may involve costly litigation, our partners, directors and senior advisors are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us or our funds’ portfolio companies. However, our code of business conduct and ethics will contain a conflicts of interest policy that prohibits our directors and officers from engaging in any activity, practice or act which conflicts, or appears to conflict, with our interests without approval by the Conflicts Committee. Additionally, our related person transactions policy will require the review and approval by the Conflicts Committee of certain transactions involving us and our directors, executive officers, 5% or greater stockholders and other related persons as defined under the policy. See “Certain Relationships and Related Party Transactions—Related Person Transactions Policy” below. Nevertheless, potential or perceived conflicts could lead to investor dissatisfaction, harm our reputation or result in litigation or regulatory enforcement actions.

In addition, senior advisors are not employees and thus generally are not subject to restrictions and conditions that relate specifically to our employees and affiliates. Senior advisors often make personal investments in portfolio companies alongside our funds, and our funds are not prohibited from investing in portfolio companies in which senior advisors hold existing material investments. Similarly, our funds may co-invest in portfolio companies alongside funds that senior advisors manage or invest in portfolio companies in which such funds have an existing material investment. We believe that the expertise of senior advisors benefits our funds. However, conflicts of interest or the appearance of such conflicts may arise in connection with investment decisions for funds in which our partners and senior advisors, are personally invested. For example, we typically determine the amount of compensation that will be paid to senior advisors even when our funds or their portfolio companies ultimately pay or reimburse us for such compensation. The close business or personal relationships that we have with some senior advisors give us less incentive to negotiate with a prospective senior advisors for a lower level of compensation. Moreover, the appropriate level of compensation for a senior advisor can be difficult to determine, especially if the expertise and services he or she provides are unique and/or tailored to the specific engagement. See “—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business.”

Activities and compensation of our operation and business building professionals. We engage operations and business building professionals to assist our investment team in creating value in our portfolio. Some of these professionals are our employees, and others are consultants. The activities and compensation of these individuals vary depending on whether they are “Operations Group” professionals, “Field Operations” professionals or senior advisors. The manner in which we engage an individual as a member of the TPG Operations team can give rise to conflicts of interest. For example, we determine in our discretion and subject to applicable law whether to engage a professional as an employee or as a consultant. Sometimes, a professional is initially engaged as a consultant and later transitions to employee status on account of changes in circumstances. Conversely, sometimes a professional is initially an employee and later becomes a consultant. Our determination regarding whether to engage a professional as either an employee or a consultant can give rise to conflicts of interest because, in general, except with respect to certain in-house, foreign office and specialized operational services, the compensation costs for our employees are borne by us, whereas compensation costs for consultants could be paid by us, a fund or a portfolio company, as described above. Where an operations professional is performing specialized operational services for a fund or portfolio companies, we are often allowed to be reimbursed for the costs of those services, regardless of whether the professional providing the service is our employee or a consultant.

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Strategic business partners. We have also formed and expect to continue to form relationships with third-party strategic partners so that our funds can take advantage of their expertise, often in particular industries, sectors and/or geographies. These strategic partners often have close business relationships with us and provide services that are similar to, and that may overlap with, services we provide to our funds, including sourcing, conducting due diligence on or developing potential investments, as well as structuring, managing, monitoring and disposing of investments. We determine the compensation of our strategic partners on a case-by-case basis, which creates a conflict of interest in that we have an incentive to structure compensation under strategic business partnerships so that the fund (and hence its investors) bears the costs (directly or indirectly) instead of us. In addition, as with senior advisors, our close business relationship with a strategic partner gives us less incentive to negotiate with that strategic partner for a lower level of compensation.

Interest of our professionals in our funds. Our professionals generally participate indirectly in investments made by our funds. While we believe this helps align the interests of our professionals with those of the funds’ other investors and provides a strong incentive to enhance fund performance, these arrangements also give rise to conflicts of interest. For example, our professionals have an incentive to influence the allocation of an attractive investment opportunity to the fund in which they stand to personally earn the greatest return, although the involvement of a substantial number of professionals in our investment review process mitigates this. Some of our professionals also have personal investments in entities that are not affiliated with us, such as funds managed by other sponsors that may be competing for the same investment opportunities or acquire an investment from, or dispose of an investment to, one of our funds, which likewise gives rise to conflicts of interest.

Certain of our senior advisors and members of our board of directors manage family offices in addition to providing services to TPG. If we fail to maintain appropriate compliance procedures or deal appropriately with potential conflicts between the personal financial interests of such senior advisors and directors and our interests, it could subject us to regulatory and investor scrutiny or have a material adverse effect on our results of operations, financial condition and cash flow.

Certain of our senior advisors and directors manage family offices in addition to providing services to TPG. The investment activities of such family offices, and the involvement of our senior advisors and directors in these activities, may give rise to potential conflicts of interest between the personal financial interests of such senior advisors and directors and the interests of us or any stockholder. For example, our senior advisors and directors may face competing demands for their time and attention and may have an incentive to devote their resources to the investments of the family offices they manage. Family offices may also compete with us for investment opportunities. Further, certain of our senior advisors have the ability to selectively co-invest alongside our funds, including the ability to invest in different parts of a portfolio company’s capital structure, and decide when to exit such investments, which may be at a different time than when we or our funds exit. In addition, we reimburse our senior advisors for certain expenses incurred in connection with their service to TPG, and the determination of what constitutes fund-related expenses and the allocation of such expenses between the funds we manage and us involves judgment. Our failure to adequately mitigate these conflicts and make proper judgements could give rise to regulatory and investor scrutiny.

Because members of our senior leadership team will own a significant indirect economic interest in us, and hold their economic interest through other entities, conflicts of interest may arise between them and holders of shares of our Class A common stock or us.

Upon completion of this offering and the Reorganization, members of our senior leadership team will indirectly own    % of the outstanding Common Units (or    % if the underwriters exercise their option in this offering to purchase additional shares of Class A common stock in full), as well as substantially all of the Promote Units. They will hold their economic interest in the TPG Operating Group through TPG Partner Holdings (rather than through ownership of shares of our Class A common stock), and for each Common Unit owned, they will own one share of our Class B common stock. Further, GP LLC initially will, prior to the Sunset, have the right to vote our Class B common stock held by TPG Group Holdings. Therefore, GP LLC, which will

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be owned by entities owned by Messrs. Bonderman, Coulter and Winkelried, will initially have approximately    % of the combined voting power of our common stock. See “Organizational Structure—The Reorganization.” As a result of their indirect economic interest in us, the members of our senior leadership team may have interests that do not align with, or that conflict with, those of the holders of Class A common stock or with us, and conflicts of interest may arise among such members of our senior leadership team, on the one hand, and us and/or the holders of our Class A common stock, on the other hand. For example, members of our senior leadership team will have different tax positions from Class A common stockholders, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the members’ tax considerations even where no similar benefit would accrue to us. Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the Internal Revenue Service (“IRS”) makes audit adjustments to the TPG Operating Group’s federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from the applicable TPG Operating Group partnership. If, as a result of any such audit adjustment, any TPG Operating Group partnership is required to make payments of taxes, penalties and interest, such partnership’s cash available for distributions to us may be substantially reduced. These rules are not applicable to the TPG Operating Group partnerships for tax years beginning on or prior to December 31, 2017.

Our post-offering compensation and incentive model may give rise to conflicts of interest between our public stockholders and our management and certain other affiliates.

In connection with the implementation of our post-offering compensation and incentive model and to further align partner interests with the investment performance of our funds, we intend to increase the share of performance allocations available to our partners and professionals. In order to ensure adequate performance allocation distributions are available under the new program during a three-year transition period following this offering, we can increase the performance allocation distributions that would otherwise be made under the program by up to $40 million per year by reducing the performance allocation that would otherwise be distributable to RemainCo, if the amount otherwise available under the new discretionary performance allocation program is less than $110 million, $120 million and $130 million in calendar years 2022, 2023 and 2024, respectively. Such “Performance Allocation Increases,” if any, will be determined by the CEO not to exceed such shortfall plus $10 million, subject to an annual cap of $40 million. To the extent the foregoing amounts are insufficient to satisfy the Performance Allocation Increase for such years, RemainCo will loan the shortfall to one or more TPG Partner Vehicles (with an obligation by such entities to repay the loan out of future performance allocations). Because our CEO, senior leadership team and Pre-IPO Investors hold certain economic interests in RemainCo, our CEO’s decision regarding a Performance Allocation Increase could be influenced by interests that do not align with, or that conflict with, those of our public stockholders. To the extent the Performance Allocation Increases are not made and other performance allocations are insufficient to ensure an adequate amount of cash is received by our partners and professionals, we may not be able to adequately retain or motivate our investment professionals.

Our real estate funds’ portfolio investments are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets.

Our real estate funds’ portfolio investments are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets, including the deterioration of real estate fundamentals. These risks include those highlighted elsewhere as well as:

•	those associated with the burdens of ownership of real property;

•	changes in supply of and demand for competing properties in an area (e.g., as a result of overbuilding);

•	the financial resources of tenants;

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•	changes in building, environmental, zoning and other laws;

•	casualty or condemnation losses;

•	various uninsured or uninsurable risks;

•	changes in the way real estate is occupied as a result of pandemics or other unforeseen events;

•	the reduced availability of mortgage funds, or other forms of financing, including construction financing which may render the sale or refinancing of properties difficult or impracticable;

•	increase in insurance premiums and changes to the insurance market;

•	environmental liabilities;

•	acts of god, natural disasters, pandemics, terrorist attacks, war and other factors that are beyond our control; and

•	dependence on local operating partners and/or management teams that manage our real estate investments.

Our real estate funds’ portfolio investments will be subject to various risks that cause fluctuations in occupancy, rental rates, operating income and expenses or that render the sale or financing of the funds’ portfolio investment properties difficult or unattractive. For example, following the termination or expiration of a tenant’s lease, there could be a period of time before a funds’ portfolio investment will begin receiving rental payments under a replacement lease. During that period, the portfolio investments (and indirectly, the funds) will continue to bear fixed expenses such as interest, real estate taxes, maintenance and other operating expenses. In addition, declining economic conditions could impair the portfolio investments’ ability to attract replacement tenants and achieve rental rates equal to or greater than the rents paid under previous leases. Increased competition for tenants would require the portfolio investments to make capital improvements to properties that we would not otherwise have planned. Any unbudgeted capital improvements that a fund undertakes may divert cash that would otherwise be available for distribution to investors. To the extent that the portfolio investments are unable to renew leases or re-let spaces as leases expire, decreased cash flow from tenants will result, which would adversely impact the relevant fund’s returns.

In addition, if our real estate funds’ portfolio investments acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond our or our funds’ control, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Our real estate funds may also make investments in residential real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets or portfolios thereof from time to time, which may be more highly susceptible to adverse changes in prevailing economic and/or market conditions and present additional risks relative to the ownership and operation of commercial real estate assets. The strategy of our real estate funds may be based, in part, on the availability for purchase of assets at favorable prices followed by the continuation or improvement of market conditions or on the availability of refinancing, and there can be no assurance that the real estate businesses or assets can be acquired or disposed of at favorable prices or that refinancing will be available. Further, the success of certain investments will depend on the ability to modify and effect improvements in the operations of the applicable properties, and there can be no assurance that we or our funds will be successful in identifying or implementing such modifications and improvements.

Additionally, lenders in commercial real estate financing customarily require a “bad boy” guarantee, which typically provides that the lender can recover losses from the guarantors for certain bad acts, such as fraud or intentional misrepresentation, intentional waste, willful misconduct, criminal acts, misappropriation of funds, voluntary incurrence of prohibited debt and environmental losses sustained by lender. For our acquisitions, “bad

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boy” guarantees would generally be extended by our funds. “Bad boy” guarantees also typically provide that the loan will be a full personal recourse obligation of the guarantor for certain actions, such as prohibited transfers of the collateral or changes of control and voluntary bankruptcy of the borrower. We expect that commercial real estate financing arrangements generally will require “bad boy” guarantees and, in the event that such a guarantee is called, a fund’s or our assets could be negatively impacted. Moreover, “bad boy” guarantees could apply to actions of the joint venture partners associated with the investments, and, in certain cases, the acts of such joint venture partner could result in liability to our funds or us under such guarantees.

The acquisition, ownership and disposition of real properties carry certain specific litigation risks. Litigation may be commenced with respect to a property acquired in relation to activities that took place prior to the acquisition of such property. In addition, at the time of disposition, other potential buyers may bring claims related to the asset or for due diligence expenses or other damages. After the sale of a real estate asset, buyers may later sue our funds or us for losses associated with latent defects or other problems not uncovered in due diligence.

We or our funds may also be subject to certain risks associated with investments in particular real estate-related assets. Real estate investment trusts (“REITs”) may be affected by changes in the value of their underlying properties and defaults by borrowers or tenants, and changes in tax laws or by a failure to qualify for tax-free pass through income could impair a REIT’s ability to generate cash flows to make distributions. Qualification as a REIT also depends on a REITs ability to meet various requirements imposed by the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which relate to organizational structure, diversity of stock ownership, and certain restrictions with regard to the nature of their assets and the sources of their income. If a REIT fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax at regular corporate rates, and applicable state and local taxes, which would reduce the amount of cash available for distribution to its stockholders.

Investments in real estate debt investments may be unsecured and/or subordinated to a substantial amount of indebtedness and may not be protected by financial covenants. Non-performing real estate loans may require a substantial amount of workout negotiations and/or modification, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan. Investments in commercial mortgage loans are subject to risks of delinquency, foreclosure and loss of principal. In the event of any default under a mortgage loan held directly by us or one of our funds, we or our fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the loan. Investments in distressed assets or businesses may have little or no near-term cash flow, involve a high degree of risk and, if subject to bankruptcy or insolvency, could be subordinated or disallowed.

Our public equity platforms subject us to numerous additional risks.

Our public equity platform, TPG Public Equity Partners (“TPEP”), invests in the public equity markets and is subject to numerous additional risks, including the following:

•

Certain public equity funds may engage in short selling, which is subject to theoretically unlimited loss, in that the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the security necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the prices of the securities to rise further, thereby exacerbating the loss. Furthermore, if a request for return of borrowed securities occurs at a time when other short sellers of the security are receiving similar requests, a “short squeeze” can occur, in which case the public equity fund would be compelled to replace borrowed securities previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the securities short.

•	The efficacy of investment and trading strategies depends largely on the ability to establish and maintain an overall market position in a combination of financial instruments. A public equity fund’s

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trading orders may not be executed in a timely and efficient manner due to various circumstances, including market illiquidity, systems failures or human error. In such event, the funds might only be able to build some but not all of the position, or if the overall position were to need adjustment, the funds might not be able to make such adjustment. As a result, the funds would not be able to achieve the desired market position and might incur a loss in liquidating their position.

•	As “inside-the-wall” funds, our public equity funds are subject to a broad restricted securities list, which may limit their investment opportunities as well as their ability to exit an investment.

To the extent the financial condition of TPEP is adversely affected by these risks, our revenues and AUM may also decline.

Our broker-dealer’s capital markets activities expose us to risks that, if they materialize, could have a material adverse effect on our results of operations, financial condition and cash flow.

TPG Capital BD (and related entities) provides various capital markets services, including:

•	structuring, executing and at times underwriting initial public offerings, follow-on primary offerings and secondary offerings (including “block trades”) and private placements of equity securities;

•	structuring, executing and at times underwriting high yield and other bond offerings;

•	structuring, arranging and placing interests in loans, credit facilities, asset-based facilities, securitizations and similar debt instruments;

•	structuring and arranging amendments to existing securities, credit facilities and other instruments;

•	structuring and implementing interest rate, foreign exchange and other hedging or derivative strategies;

•	structuring and executing other similar transactions to finance fund acquisitions of a portfolio company or to enable a fund to monetize its interest in a portfolio company;

•	providing capital markets advice with respect to any of the foregoing transactions; and

•	providing any other capital markets services that a third party may render to or with respect to an existing, prospective or former portfolio company.

As a result of these capital markets services, we could incur losses that could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation. TPG Capital BD’s capital market activities subject us to potential liability for, among other things, material misstatements or omissions in prospectuses and other offering documents in the United States and elsewhere, and for failure to provide certain disclosure documents or marketing securities to certain types of investors in the EU and the U.K. Further, the relationship between us, TPG Capital BD (or a related entity providing capital markets services), on the one hand, and our funds and/or our funds’ portfolio companies, on the other hand, gives rise to conflicts of interest which could negatively impact our business. See “—Our business activities and the business activities of certain of our personnel may give rise to a conflict of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business.”

Our sponsorship of and investments in special purpose acquisition companies (“SPACs”) may expose us and our funds to increased risks and liabilities.

We sponsor, or facilitate the acquisition of companies by, SPACs. A SPAC is a special purpose vehicle formed for the purpose of raising capital to eventually acquire or merge with an existing business, which results in the existing business becoming the operating business of a public company in an alternative to the traditional initial public offering process. There are a number of risks associated with sponsoring SPACs, including:

•

because a SPAC is raised without a specifically identified acquisition target, it may never, or only after an extended period of time, be able to find and execute a suitable business combination, during which period the sponsor capital invests in or commits to the SPAC will not be available for other uses;

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•	our investments in a SPAC as its sponsor may be entirely lost if the SPAC does not execute a business combination during the finite permitted time period;

•

SPACs incur substantial fees, costs and expenses related to their initial public offerings, being public companies and pursuing business combinations (in some cases, regardless of whether, or when, the SPAC ultimately consummates a transaction);

•

sponsorship of and investments in SPACs give rise to apparent and actual conflicts of interest with our private equity funds, including, for example, conflicts relating to the allocation of investment opportunities, broken deal expenses and the time and attention of our investment professionals (see “—Our business activities and the business activities of certain of our personnel may give rise to a conflict of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business”);

•

the use of SPACs as an investment tool has recently become more widespread, and there remains substantial uncertainty regarding the viability of SPAC investing on a large scale, the supply of desirable transactions relative to the pace at which SPACs are currently being formed, potential litigation risks associated with transactions executed by SPACs and whether regulatory, tax or other authorities will implement additional or adverse policies relating to, or initiate enforcement actions targeting, SPACs and SPAC investing; and

•

we also expect regulatory scrutiny of and enforcement activities directed toward SPACs and other blank check companies to increase. Any losses relating to these developments could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation.

Funds associated with our secondaries investment products are subject to additional risks.

Funds associated with our secondaries investment products, NewQuest and TPG GP Solutions, will involve certain additional risks. Such funds have limited opportunity to control the day-to-day operation of the funds in which they invest, including investment and disposition decisions, or to protect their indirect position in portfolio investments, nor do they generally have the right to remove the managers thereof. The success of these funds will be substantially dependent upon the capabilities and performance of the general partners who control those portfolio investments and the company management of the underlying portfolio companies, which will include representatives of other financial investors with whom such funds are not affiliated and whose interests may conflict with the interests of the funds. Although investors (such as our funds) in general partner-led and other structured secondary transactions typically retain enhanced governance and other rights (and may participate in the initial structuring and customizing of portfolios of a portfolio investment), once such a transaction is complete, the general partners will generally have broad discretion in structuring, negotiating, purchasing, financing, monitoring and eventually divesting the underlying assets and portfolio companies. Further, should a general partner for any reason cease to participate in the management of the underlying assets and/or portfolio companies, the performance of the relevant portfolio investment (and, consequently, our funds) could be adversely affected.

Our secondaries funds are also authorized to invest in preferred, synthetic and/or other investments in management companies, general partners and similar entities that manage or advise other investment funds (such entities, “Managing Entities”). Among the factors that we will typically consider in selecting such Managing Entities for investment is a record of strong financial performance. However, the past performance of any such Managing Entity is not necessarily indicative of its future performance. There can be no assurance that such Managing Entity will achieve similar revenues or profits in the future. While we periodically meet with the management of Managing Entities in which our funds invest, and our funds may negotiate contractual terms requiring such Managing Entities to periodically provide the funds with certain information, our funds generally do not have the opportunity to evaluate the specific strategies employed by the Managing Entities and their funds, and our funds do not have an active role in the day-to-day management of the Managing Entities.

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Misconduct, fraud or other deceptive practices of our employees, advisors or third-party service providers or our funds’ portfolio companies could subject us to significant legal liability, regulatory scrutiny and reputational harm and have a material adverse effect on our results of operations, financial condition and cash flow.

Our reputation is critical to maintaining and developing relationships with existing and prospective investors, potential purchasers or sellers of fund investments, potential fund investors and other third parties with whom we do business, and there is a risk that our employees, advisers or third-party service providers could engage in misconduct or fraud that creates legal exposure for us or reputational harm and thus negatively impacts our business. Employee misconduct or fraud could include, among other things, binding our funds to transactions that exceed authorized limits or present unacceptable risks, concealing unsuccessful investments (which could result in unknown and unmanaged risks or losses) or otherwise charging, or seeking to charge, inappropriate expenses or misappropriating or misdirecting funds belonging to the company or our funds. If an employee were to engage in illegal or suspicious activities, we could be subject to penalties or sanctions and suffer serious harm to our reputation, financial position, investor relationships and ability to attract future investors. For example, we could lose our ability to raise new funds if any of our “covered persons” is the subject of a criminal, regulatory or court order or other “disqualifying event.” In addition, if any of our employees, consultants or service providers, or those of our funds’ portfolio companies, become subject to allegations of sexual harassment, racial or gender discrimination or other similar misconduct, such allegations could, regardless of the ultimate outcome, result in negative publicity that could significantly harm our, and such portfolio company’s, brand and reputation. Similarly, allegations of employee misconduct could affect our reputation and ability to raise funds even if the allegations pertain to activities not related to our business and/or are ultimately unsubstantiated.

Further, our business often requires that we deal with confidential matters of great significance to us, our funds and companies in which our funds may invest, as well as trade secrets. If any of our employees, consultants or service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships as well as face potentially significant litigation or investigation.

It is not always possible to deter misconduct or fraud by employees, consultants or service providers, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct or fraud by any of our employees, consultants or service providers, or even unsubstantiated allegations of misconduct or fraud, could have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation.

Fraud, payment or solicitation of bribes and other deceptive practices or other misconduct at our funds’ portfolio companies could similarly have a material adverse effect on our results of operations, financial condition and cash flow, as well as our reputation. For example, failures by personnel of our funds’ portfolio companies, or individuals acting on behalf of such portfolio companies, to comply with anti-bribery, sanctions or other legal and regulatory requirements could negatively impact the valuation of a fund’s investments or harm our reputation. In addition, there are a number of grounds upon which such misconduct at a portfolio company could subject us to criminal and/or civil liability, including on the basis of actual knowledge, willful blindness or control person liability.

Pending and future litigation could result in significant liabilities and reputational harm, which could have a material adverse effect on our results of operations, financial condition and cash flow.

From time to time, we are involved in litigation and claims incidental to the conduct of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. In recent years, the volume of claims and the amount of potential damages claimed in such proceedings against the financial services industry have generally been increasing. The activities of our business, including the investment decisions we make and the activities of our employees in connection with our funds, portfolio

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

companies or other investment vehicles like SPACs may subject us and them to the risk of litigation by third parties, including fund investors dissatisfied with the performance or management of our funds, holders of our or our funds’ portfolio companies’ debt or equity, investors in our SPACs and a variety of other potential litigants. For example, we, our funds and certain of our employees are each exposed to the risks of litigation relating to investment activities of our funds, our SPACs and actions taken by the officers and directors (some of whom may be TPG employees) of portfolio companies, such as lawsuits by other shareholders of our public portfolio companies or holders of debt instruments of companies in which we or our funds have significant investments, including securities class action lawsuits by shareholders, as well as class action lawsuits that challenge our acquisition transactions and/or attempt to enjoin them. As an additional example, we are sometimes listed as a co-defendant in actions against portfolio companies on the theory that we control such portfolio companies or based upon allegations that we improperly exercised control or influence over portfolio investments. We may face a risk of loss from a variety of claims, including related to securities, antitrust, contracts, environmental, pension, fraud and various other potential claims, whether or not such claims are valid. We are also exposed to risks of litigation, investigation or negative publicity in the event of any transactions that are alleged not to have been properly considered and approved under applicable law or where transactions presented conflicts of interest that are alleged not to have been properly addressed. See “—Our business activities and the business activities of certain of our personnel may give rise to conflicts of interest with our funds, and our failure to deal appropriately with conflicts of interest could damage our reputation and negatively impact our business.” The activities of our broker-dealer may also subject us to the risk of liabilities to our clients and third parties, under securities or other laws in connection with transactions in which we participate. See Note 16, “Commitments and Contingencies,” to the consolidated financial statements included elsewhere in this prospectus for a discussion of a particular matter which we believe to be without merit but in which large nominal damages have been claimed against us as a party.

Further, the laws and regulations governing the limited liability of issuers and portfolio companies vary from jurisdiction to jurisdiction, and in certain contexts the laws of certain jurisdictions may provide not only for carve-outs from limited liability protection for the issuer or portfolio company that has incurred the liabilities, but also for recourse to assets of other entities under common control with, or that are part of the same economic group as, such issuer. For example, if one of our funds’ portfolio companies is subject to bankruptcy or insolvency proceedings in certain jurisdictions and is found to have liabilities under the local consumer protection, labor, environmental, tax or bankruptcy laws, the laws of that jurisdiction may permit authorities or creditors to file a lien on, or to otherwise have recourse to, assets held by other portfolio companies or the sponsor itself in that jurisdiction. The foregoing risks could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, with a workforce composed of many highly paid professionals, we also face the risk of litigation relating to claims for compensation or other damages, which may be significant in amount. Such claims are more likely to occur in situations where individual employees may experience significant volatility in their year-to-year compensation due to fund performance or other issues and in situations where previously highly compensated employees were terminated for performance or efficiency reasons. The cost of settling such claims could negatively impact our results of operations, financial condition and liquidity.

Investors in our funds do not have legal remedies against us solely based on their dissatisfaction with the investment performance of such funds. However, investors may have remedies against us, the general partners of our funds, our funds, our employees, or our affiliates to the extent any losses result from fraud, negligence, willful misconduct or other similar malfeasance. While the general partners of our funds, our funds, our employees and our affiliates are typically insured and are generally indemnified to the fullest extent permitted by law with respect to their conduct in connection with the management of the business and affairs of our funds, such indemnity does not extend to actions determined to have involved fraud, gross negligence, willful misconduct, or other similar misconduct.

Defending against litigation could be costly. Such litigation costs may not be recoverable from insurance or other indemnification. Additionally, we may not be able to obtain or maintain sufficient insurance on

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

commercially reasonable terms or with adequate coverage levels against potential liabilities we may face in connection with potential claims. Insurance and other safeguards might only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policies, we may be required to pay a substantial amount in respect of such claim. If we are required to incur all or a portion of the costs arising out of litigation or regulatory inquiry or action as a result of inadequate insurance proceeds or failure to obtain indemnification from our funds, our results of operations, financial condition and liquidity could be materially adversely affected. Certain losses of a catastrophic nature, such as wars, earthquakes, typhoons, terrorist attacks, pandemics, health crises or other similar events, may be uninsurable or may only be insurable at rates that are so high that maintaining coverage would cause an adverse impact on our business, our funds and their portfolio companies. In general, losses related to terrorism are becoming harder and more expensive to insure against. Some insurers are excluding terrorism coverage from their all-risk policies or offering significantly limited coverage against terrorist acts for additional premiums, which can greatly increase the total cost of casualty insurance for a property. Further, because of limited precedent for claims being made related to pandemics, it is not yet possible to determine if pandemic-related losses and expenses will be covered by our insurance policies. As a result, we, our funds and their portfolio companies may not be insured against terrorism, pandemics or certain other catastrophic losses.

If any litigation or regulatory actions were brought against us and resulted in a finding of substantial legal liability, that result could materially adversely affect our business, results of operations or financial condition or cause significant reputational harm to us, which could materially impact our business. Furthermore, the current rise of populist political movements has generated and may continue to generate a growing negative public sentiment toward globalization, free trade, capitalism and financial institutions, which could lead to heightened scrutiny and criticisms of our business and our investments. In addition, public discourse leading to the 2020 U.S. presidential election and social inequality issues raised and debated during the campaign have demonstrated the elevated level of focus put on us, our industry and companies in which our funds are invested. See “—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business.” The risk of reputational harm is elevated by the prevalence of Internet and social media usage and the increased public focus on behaviors and externalities of business activities, including those affecting stakeholder interests and ESG considerations. We depend to a large extent on our business relationships and our reputation. See “—Our business depends on maintaining and strengthening our brand and good reputation, which if damaged, could have a material adverse effect on our results of operations, financial condition and cash flow.” As a result, allegations of improper conduct by private litigants (including investors in or alongside our funds), regulators or employees, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities, our lines of business, our workplace environment or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

Contingent liabilities could harm the performance of our funds.

Our funds may acquire an investment that is subject to contingent liabilities. Such contingent liabilities could be unknown to us at the time of acquisition or, if they are known to us, we may not accurately assess or protect against the risks that they present. Acquired contingent liabilities could thus result in unforeseen losses for our funds. Additionally, in connection with the disposition of an investment in a portfolio company, a fund may be required to make representations about the business and financial affairs of such portfolio company typical of those made in connection with the sale of a business. A fund may also be required to indemnify the purchasers of such investment to the extent that any such representations are inaccurate. These arrangements may result in the incurrence of contingent liabilities by a fund, even after the disposition of an investment. Although our funds typically obtain representation and warranties insurance, the inaccuracy of representations and warranties made by a fund could harm such fund’s performance.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return amounts to our funds and fund investors.

In certain circumstances, we are required to return previously distributed performance allocations. The partnership documents governing our funds generally include a clawback provision that, if triggered, generally requires us to return distributions of performance allocations to the fund for distribution to fund investors. Pursuant to a clawback provision, upon the liquidation of a fund, the general partner must return previously distributed performance allocations to the extent that the aggregate lifetime performance of the fund resulted in these previous distributions having exceeded the amount that the general partner was ultimately entitled to under the terms of the fund’s partnership documents.

Historically, we distribute performance allocations received by us to their ultimate recipients (our professionals and investors) within the year that we receive them. Therefore, if a subsequent clawback occurs, we will no longer be holding the performance allocations initially paid to us. In addition, in our more recent funds and we expect in future funds, we or one of our subsidiaries have and will guarantee 100% of any clawback obligations.

Many of our funds include a segregated reserve account funded by a percentage of performance allocations otherwise distributable to us (typically 10% or less). Although certain performance allocations are subject to return to us by their ultimate recipients upon the occurrence of a clawback event, others are not and we may be unable to obtain return of others. For example, we do not anticipate being entitled to recover performance allocations distributed through our new performance allocation pool program from their ultimate recipients.

There can be no assurances that the amounts in related segregated reserve accounts will be sufficient to satisfy our clawback obligations, or that we will be willing, able or entitled to recover amounts sufficient from the ultimate recipients of the performance allocations to satisfy our clawback obligations in full. We will bear the loss from our clawback obligations (reduced only by the amounts in the relevant segregated reserve account and amounts recovered from the ultimate recipients of the relevant performance allocations, if any).

In addition, certain of our funds include interim clawback provisions that may give rise to clawback payment obligations prior to the liquidation of the fund. An interim clawback provision typically requires the general partner of a fund to determine, as of a particular date, such as the end of the sixth full fiscal year following the fund’s closing date, the amount, if any, of its interim clawback obligations with respect to each limited partner. To the extent an interim clawback obligation exists with respect to any limited partner, the general partner would have a period of time to return previously distributed performance allocation. During this period, amounts that would otherwise be distributed as performance allocations to the general partner in respect of such limited partner will instead be distributed to such limited partner to the extent necessary to satisfy such interim clawback obligation, and any increases in the value of the fund’s portfolio will reduce the amount of such interim clawback obligation. To the extent we do not timely satisfy an interim clawback obligation, management fees paid the fund manager will typically be suspended.

As of December 31, 2020, $60.7 million of performance allocations were subject to this clawback obligation, assuming that all applicable funds and investments were liquidated at their current unrealized fair values as of December 31, 2020. Had the investments in these funds been liquidated at zero value, the clawback obligation would have been approximately $823.0 million. Since inception, we have returned $15.2 million in distributions of performance allocations pursuant to our clawback obligations, which were funded primarily through collection of partner receivables related to clawback obligations.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Risks Related to Our Organizational Structure and this Offering

The historical and pro forma financial information and related notes in this prospectus may not permit you to assess our future performance, including our costs of operations.

The historical financial information in this prospectus does not reflect the changes that we will implement to our compensation and partner incentive models, the added costs we expect to incur as a public company or the resulting changes that will occur in our capital structure and operations. Historically, 50% of the FRE we generated has been paid to our service partners as an annual discretionary cash bonus. In connection with the implementation of our post-offering compensation and incentive model, we intend to reduce the amount we pay as bonuses from management fees. We intend to increase the share of performance allocations available to our partners and professionals. However, we will be under no contractual obligation to do so and could elect in the future to compensate our employees out of our management fees and otherwise modify our approach in ways that are inconsistent with the adjustments in the pro forma financial information. See “Executive and Director Compensation—Compensation Program Adjustments On and Following this Offering.”

We will no longer receive any performance allocations relating to the Excluded Funds (as defined herein). In addition, RemainCo will be entitled to a portion of our performance allocations from Included Funds (as defined herein). As a result, we expect the revenues we generate from performance allocations to decline relative to the amounts reflected in our historical financial information. Nevertheless, we will have primary contractual liability for certain claims related to our funds, including clawback obligations, even after performance allocations have been distributed. We expect to enter into a reimbursement agreement with RemainCo pursuant to which RemainCo will agree to certain reimbursement and indemnification obligations; however, there can be no assurance that RemainCo will be able to satisfy such obligations.

In preparing our pro forma financial information, we have given effect to, among other items, the change to our compensation and incentive model, the Reorganization described in “Organizational Structure,” including the deconsolidation of certain of our investment funds that have been consolidated in our historical consolidated financial statements, and a deduction and charge to earnings of estimated taxes based on an estimated tax rate (which may be different from our actual tax rate in the future). The estimates we used in our pro forma financial information may not be similar to our actual experience as a public company. For more information on our historical financial information and pro forma financial information, see “Unaudited Pro Forma Consolidated Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements included elsewhere in this prospectus.

Our management has not previously managed a public company in their current roles, and we may not be able to maintain our corporate culture as a public company.

The individuals who now constitute our management have not previously managed a publicly traded company in their current roles. Compliance with public company requirements will place significant additional demands on our management and will require us to enhance our investor relations, legal, financial and tax reporting, internal audit, compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and corporate communications functions. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could adversely affect our business and profitability.

In addition, we believe that our corporate culture, including our management philosophy, has been a critical component to our success and that our culture creates an environment that supports and advances our overall business strategy. As we transition to a public company, our management may find it difficult to maintain the entrepreneurial, creative and idea-generative approach fostered by our culture. Any failure to preserve our culture could negatively affect our future success, including our ability to execute our plans and strategies on a timely basis, incubate new businesses, recruit and retain personnel, and effectively focus on and pursue our business strategy.

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

The Sarbanes-Oxley Act, the Dodd-Frank Act (as defined herein), the rules of the SEC, the                listing requirements and other applicable securities rules and regulations also impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel with appropriate public company experience and technical accounting knowledge in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC after we become a public company. This assessment will require disclosure of any material weaknesses identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. To date, we have not conducted a review of our internal controls for the purpose of providing the reports required by these rules.

On April 12, 2021, the SEC issued a statement with respect to the accounting treatment for warrants issued in connection with the formation and initial public offering of SPACs (the “SEC Statement”). As a result of the impact of the SEC Statement on our Public SPACs’ financial statements, in connection with the preparation of our financial statements for the period year ended December 31, 2020, we identified a control deficiency in the design of our internal control over financial reporting that constituted a material weakness. Specifically, we

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

lacked sufficient precision in the design of our controls to ensure that certain financial instruments issued by the Public SPACs, including warrants, forward purchase agreements, and redeemable equity were properly accounted for. Accordingly, our SPAC businesses are taking steps to remediate the material weakness and those remediation measures are ongoing and include the following:

•

enhancement of our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to its securities and financial statements.

•

enhanced access to accounting literature, research materials and documents, and increased communication among our personnel and third-party professionals consulted regarding complex accounting matters.

•	increased oversight and discussion of these matters by senior management.

The evaluation, testing and any required remediation may not be completed in a timely fashion and any remedial measures taken to date or that make be taken in the future may not sufficient to remediate the control weakness or prevent it in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404(a) of the Sarbanes-Oxley Act. During the course of our review and testing, we may in the future, identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to decline. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our common stock from the                or other adverse consequences that would materially harm our business and reputation.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. The foregoing could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, financial condition and results of operations could be materially and adversely affected.

As a result of disclosure of information as a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by stockholders and competitors and other third parties. If the claims are successful, our business, financial condition and results of operations could be materially and adversely affected. Even if the claims do not result in litigation or are resolved

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business operations and financial results.

We are a “controlled company” within the meaning of the                 listing standards and, as a result, until the Sunset, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements and you will have limited voting power compared to holders of our Class B common stock.

After this offering, holders of our Class B common stock will control a majority of the voting power of our outstanding common stock. Prior to the Sunset and for so long as TPG Group Holdings holds at least approximately        % of all of the outstanding shares of our common stock, the Class B stockholders are expected to hold a majority of our outstanding voting power and GP LLC, as the owner of the general partner of TPG Group Holdings, will control the outcome of matters submitted to a stockholder vote prior to the Sunset, including the appointment of all company directors. As a result of the voting power held by GP LLC, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the                 . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board by independent directors and (iii) we have a Compensation Committee that is composed entirely of independent directors.

Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors, our directors will not be nominated or selected by independent directors and most compensation decisions will not be made by an independent compensation committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                 . After the Sunset becomes effective (as described in “Organizational Structure—Voting Rights of Class A and Class B Common Stock”), the Class B common stock will have one vote per share instead of ten votes per share, meaning that GP LLC, as the general partner of TPG Group Holdings, will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. The control over the voting of Class B common stock will instead be passed through to the individual partners of the TPG Partner Vehicles, including TPG Partner Holdings. See “Organizational Structure—Investor Rights Agreement.”

We are a holding company and our only material asset after completion of this offering will be our interest in the TPG Operating Group, and we are accordingly dependent upon distributions from the TPG Operating Group to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

We will be a holding company and after completion of this offering will have no material assets other than our indirect ownership of Common Units representing approximately        % of the Common Units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 100% of the interests in certain intermediate holding companies. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses, including to satisfy our obligations under the Tax Receivable Agreement, or declare and pay dividends in the future, if any, depend upon the results of operations and cash flows of the TPG Operating Group and its consolidated subsidiaries and distributions we receive from the TPG Operating Group. Deterioration in the financial condition, earnings or cash flow of the TPG Operating Group and its subsidiaries for any reason could limit or impair its ability to pay such distributions. Additionally, to the extent that we need funds, and the TPG Operating Group is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, such restriction could materially adversely affect our liquidity and financial condition.

We anticipate that each TPG Operating Group partnership will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

(except potentially in the case of an IRS audit. Instead, taxable income will be allocated to holders of Common Units, including us. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of the TPG Operating Group partnerships. However, under certain rules, each TPG Operating Group partnership (or other subsidiary partnership) may be liable in the event of an adjustment by the IRS to the tax return of such TPG Operating Group partnership (or subsidiary partnership), absent an election to the contrary. The TPG Operating Group may be subject to material liabilities under these rules and related guidance if, for example, its calculations of taxable income are incorrect (including for years prior to the admission of us to the TPG Operating Group partnerships).

Under the terms of the limited partnership agreements of the TPG Operating Group, the TPG Operating Group partnerships are generally obligated to make tax distributions to holders of Common Units (including us) at certain assumed tax rates. These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, paying dividends, which may include special dividends, on its Class A common stock and nonvoting Class A common stock. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and nonvoting Class A common stock or otherwise undertake ameliorative actions between Common Units and shares of Class A common stock and nonvoting Class A common stock and instead, for example, hold such cash balances, the direct owners of Common Units may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock and nonvoting Class A common stock following a redemption or exchange of their Common Units, notwithstanding that such pre-IPO owners of the TPG Operating Group may previously have participated as holders of Common Units in distributions by the TPG Operating Group that resulted in our excess cash balances See “Certain Relationships and Related Party Transactions—Proposed Transactions—The TPG Operating Group Limited Partnership Agreements.”

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Certain of our existing credit facilities include, and any financing arrangement that we enter into in the future, may include restrictive covenants that limit our ability to pay dividends. In addition, the TPG Operating Group is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the TPG Operating Group (with certain exceptions) exceed the fair value of its assets. Subsidiaries of the TPG Operating Group are generally subject to similar legal limitations on their ability to make distributions to the TPG Operating Group. See “—We may pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.”

If we are deemed an “investment company” subject to regulation under the Investment Company Act as a result of our ownership of the TPG Operating Group, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (collectively, the “Investment Company Act”) if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

We regard ourselves as an alternative asset management firm. We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. We intend to conduct our operations so that TPG Partners, Inc. will not be deemed to be an investment company under the Investment Company Act. The need to comply with the 40% test in section 3(a)(1)(C) of the Investment Company Act (“section 3(a)(1)(C)”) may cause us to (i) restrict our business and that of our subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, (ii) sell investment securities, including on unfavorable terms, (iii) acquire assets or businesses that could change the nature of our business or (iv) potentially take other actions that may be viewed as adverse by the holders of our Class A common stock or nonvoting Class A common stock in order to ensure conformity with exceptions provided by, and rules and regulations promulgated under, the Investment Company Act. However, if anything were to happen that would cause TPG Partners, Inc. to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among the TPG Operating Group, us or our senior leadership team, or any combination thereof, and have a material adverse effect on our results of operations, financial condition and cash flow. See “Business—Regulation and Compliance—United States—Regulation Under the Investment Company Act.”

A change of control of our company could result in an assignment of our investment advisory agreements.

Under the Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage now or in the future must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Advisers Act if, among other things, our subsidiaries that are registered as investment advisers undergo a change of control. After the Sunset becomes effective, the Class B common stock will have one vote per share instead of ten votes per share, meaning that GP LLC, as the general partner of TPG Partner Holdings, will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. After the Sunset becomes effective, the control over the votes of TPG Partner Holdings will be passed through to the individual partners of TPG Partner Holdings. In addition, in the second phase of our governance evolution, we will expand the Control Group to five members from the original three members. While we do not believe that the Sunset or the expansion of the Control Group will result in an assignment under the Advisers Act, there can be no assurance that the SEC or a court would agree. Furthermore, if a third party acquired a sufficient number of shares to be able, alone or with others, to control the appointment of directors and other matters submitted to our stockholders for a vote, it could be deemed a change of control of our subsidiaries that are registered as investment advisers, and thus an assignment. If such an assignment occurs, we cannot be certain that our subsidiaries that are registered as investment advisers will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance allocations we earn from such funds and other clients.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

There may not be an active trading market for shares of our Class A common stock, which may cause our Class A common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

Prior to this offering, there has been no public trading market for shares of our Class A common stock. It is possible that, after this offering, an active trading market will not develop or continue, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of our Class A common stock will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which the shares of our Class A common stock will trade in the public market after this offering.

The disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock will entitle its holder to ten votes until the Sunset becomes effective. See “Organizational Structure—Voting Rights of the Class A and Class B Common Stock.” After the Sunset becomes effective, each share of our Class B common stock will entitle its holder to one vote and GP LLC will no longer vote all shares attributable to TPG Partner Holdings. Upon the completion of the Reorganization and prior to the Sunset, GP LLC, will exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions. After the Sunset becomes effective, the control over the votes of TPG Partner Holdings will be passed through to the individual partners of TPG Partner Holdings. See “Organizational Structure—Investor Rights Agreement.” The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights and implicit control of the Class B common stock to have value.

We may pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

After the consummation of this offering and subject to funds being legally available, we intend to cause the TPG Operating Group partnerships to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses. The declaration and payment by us of any future dividends to holders of our Class A common stock will be at the sole discretion of our board of directors. However, the ability of the TPG Operating Group to make such distributions to us will be subject to its operating results, cash requirements and financial condition. Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, any payment of dividends on our Class A common stock and nonvoting Class A common stock.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the consummation of this offering,

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

we will have outstanding                shares of Class A common stock and                shares of Class A common stock that are authorized but unissued that would be issuable upon exchange of shares of our Class B common stock (in each case assuming no exercise of the underwriters’ option to purchase additional shares). This number includes the shares of our Class A common stock we are selling in this offering, which may be resold immediately in the public market. Shares of Class A common stock issued in the Reorganization to Pre-IPO Investors are “restricted securities” and their resale is subject to future registration or reliance on an exemption from registration. See “Shares Eligible for Future Sale.”

We have agreed with the underwriters not to dispose of or hedge any of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of      . Subject to this agreement, we may issue and sell additional shares of Class A common stock in the future.

Our directors and executive officers, certain of their affiliates, our partners and certain of our stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock (including any shares acquired pursuant to our directed share program), subject to specified exceptions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of      . Our partners will also be restricted from selling or exchanging their Class A common stock, Class B common stock or Common Units, as applicable, prior to the two-year anniversary of this offering and, from the second and fifth year anniversary of this offering, they may sell up to 33.33% per year. The foregoing restrictions are subject to customary exceptions for transfers to related parties and charitable organizations. In addition, we may waive the foregoing restrictions under certain circumstances as contemplated in the Investor Rights Agreement. The Pre-IPO Investors will also be subject to certain restrictions on selling or exchanging their Class A common stock, Class B common stock or Common Units, as applicable, as set forth in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, we will agree, to register the resale of our common stock after the expiration of the 180-day lock-up period and under certain circumstances.

The holders of outstanding Common Units have the right to have their Common Units exchanged for cash or (at our option) shares of Class A common stock and any disclosure of such exchange or the subsequent sale (or any disclosure of an intent to enter into such an exchange or subsequent sale) of such shares of Class A common stock may cause volatility in our stock price.

Immediately following the Reorganization, we will have an aggregate of      shares of Class A common stock that are issuable upon exchange of Common Units that are held by the Common Unit holders of the TPG Operating Group. The holders of Common Units will be entitled to have their Common Units exchanged for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or (at our option) shares of our Class A common stock.

We cannot predict the timing, size, or disclosure of any future issuances of our Class A common stock resulting from the exchange of Common Units or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly. You may be unable to resell your shares of our Class A common stock at or above the initial public offering price.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may negatively affect the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws will include provisions that:

•

provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum following the Sunset, before which time vacancies may be filled only by the Control Group;

•

require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, except that action by written consent will be allowed for as long as we are a controlled company;

•	specify that special meetings of our stockholders can be called only by our board of directors or the chairman of our board of directors;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock in one or more classes or series; and

•

reflect three classes of common stock, with Class B common stock having 10 votes per share and voting Class A common stock generally having one vote per share and nonvoting Class A common stock without voting rights until the shares are transferred, until the Sunset becomes effective, as discussed above.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Also, the Tax Receivable Agreement will provide that, in the event of a change of control, we will be required to make a payment equal to the present value of estimated future payments under the Tax Receivable Agreement, which would result in a significant payment becoming due in the event of a change of control. In addition, Section 203 of the Delaware General Corporation Law (the “DGCL”) generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder, in particular those owning 15% or more of our outstanding voting stock, for a period of three years following the date on which the stockholder became an “interested” stockholder. While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that the TPG Operating Group, its affiliates, groups that include the TPG Operating Group and certain of their direct and indirect transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. As a result, in the event of a business combination with any such persons, we will not be required to obtain the same stockholder approvals for certain transactions as other public companies subject to DGCL Section 203 and our stockholders will therefore not have the same protections with respect to certain transactions as stockholders of other public companies. See “Description of Capital Stock.”

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock, after giving effect to the exchange of all outstanding Common Units for shares of our Class A common stock as if such units were all immediately

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

exchangeable. Therefore, investors purchasing shares of Class A common stock in this offering will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. As a result, investors will:

•	incur immediate dilution of $ per share; and

•

contribute the total amount invested to date to fund our company, but will own only approximately         % of the shares of our Class A common stock outstanding, after giving effect to the exchange of all Common Units outstanding immediately after the Reorganization and this offering for shares of our Class A common stock as if such units were all immediately exchangeable. See “Dilution.”

Investors in this offering will experience further dilution upon the issuance of shares of our Class A common stock under any equity incentive plans, including the Omnibus Plan. See “Executive and Director Compensation—Equity-Based Compensation Following the Offering.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

We will be required to pay our pre-IPO owners (or their assignees under the Tax Receivable Agreement) for most of the tax benefits that we may claim as a result of our allocable share of the Covered Tax Benefits.

Prior to the completion of this offering, we will enter into the Tax Receivable Agreement with the holders of Common Units that provides for the payment by us (or our subsidiary) to such holders (or their assignees under the Tax Receivable Agreement) of 85% of the benefits, if any, that we realize, or we are deemed to realize (calculated using certain assumptions), as a result of the Covered Tax Benefits. The Covered Tax Benefits may increase and, therefore, may reduce the amount of tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of the Covered Tax Benefits, and a court could sustain such a challenge. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. “Covered Tax Benefit” means                 .

The payment obligation under the Tax Receivable Agreement is our (or our wholly-owned subsidiaries’) obligation and not an obligation of the TPG Operating Group. While the amount of the Covered Tax Benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, we expect the payments that we may make under the Tax Receivable Agreement will be substantial. The actual amounts payable will depend upon, among other things, the timing of purchases or exchanges, tax rates, the price of shares of our Class A common stock at the time of such purchases or exchanges, the extent to which such purchases or exchanges are taxable and the amount and timing of our taxable income. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the pre-IPO owners. See “—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.”

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Our payment obligations under the Tax Receivable Agreement will be accelerated in the event of certain changes of control, upon a breach by us of a material obligation under the Tax Receivable Agreement or if we elect to terminate the Tax Receivable Agreement early. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i)         % per annum and (ii) one year LIBOR (as defined herein) (or its successor rate) plus          basis points) of all future payments that holders of Common Units or other recipients would have been entitled to receive under the Tax Receivable Agreement, and such accelerated payments and any other future payments under the Tax Receivable Agreement will utilize certain valuation assumptions, including that we will have sufficient taxable income to fully utilize the Covered Tax Benefits. In addition, recipients of payments under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if the tax attributes or our utilization of tax attributes underlying the relevant Tax Receivable Agreement payment are successfully challenged by the IRS (although any such detriment would be taken into account as an offset against future payments due to the relevant recipient under the Tax Receivable Agreement). Our ability to achieve benefits from the Covered Tax Benefits, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the Tax Receivable Agreement early, payments under the Tax Receivable Agreement could be in excess of 85% of our actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by us may be significantly less than the corresponding Tax Receivable Agreement payments. It is also possible that payments under the Tax Receivable Agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or if distributions to us by the TPG Operating Group are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes and other expenses. We expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payment would, based on various assumptions as of the date of this prospectus, be approximately $                 (calculated using a discount rate equal to one-year LIBOR plus         %, applied against an undiscounted liability of $                ). The actual amounts we will be required to pay may materially differ from these hypothetical amounts, depending on the actual timing of the termination of the Tax Receivable Agreement, the fair market value of our Class A common stock at the time of such termination, the prevailing one-year LIBOR at the time of such termination and a number of other factors. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

The acceleration of payments under the Tax Receivable Agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the Tax Receivable Agreement will be accelerated and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the Tax Receivable Agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and will designate the U.S. federal district courts as the sole and exclusive forum for claims arising under the Securities Act (as defined herein), which, in each case, could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (a) derivative action or proceeding brought on behalf of the Company; (b) action asserting a claim of breach of a fiduciary duty owed by or other wrongdoing by any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders; (c) action asserting a claim arising under any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws (as either may be amended from time to time), or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (d) action asserting a claim governed by the internal affairs doctrine. For the avoidance of doubt, our amended and restated certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act or the rules and regulations promulgated thereunder, and that its provisions will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, agents or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our use of borrowings to finance our business exposes us to risks.

We use indebtedness as a means to finance our business operations, which exposes us to the typical risks associated with using leverage, including those discussed under “—Dependence on significant leverage by certain of our funds and investments could adversely affect the ability of our funds to achieve attractive rates of return on those investments.” We have outstanding notes due June 20, 2038 as well as revolving credit facilities with various maturity dates. See “Description of Material Indebtedness” for further information regarding our

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

outstanding indebtedness. We are dependent on financial institutions extending credit to us on reasonable terms to finance our business, and on our ability to access the debt and equity capital markets, which can be volatile. There is no guarantee that such institutions will continue to extend credit to us or will renew the existing credit agreements we have with them, or that we will be able to refinance our outstanding notes or other obligations when they mature. In addition, the incurrence of additional debt in the future could result in downgrades of our existing corporate credit ratings, which could limit the availability of future financing or increase our cost of borrowing. As borrowings under our credit facilities or any other indebtedness mature, we may be required to refinance them by either entering into new facilities or issuing additional debt, which could result in higher borrowing costs, or issuing additional equity, which would dilute existing stockholders. We could also repay them by using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, which could reduce the amount of cash available to facilitate the growth and expansion of our businesses and pay dividends to our stockholders and operating expenses and other obligations as they arise. We may be unable to enter into new facilities or issue debt or equity securities in the future on attractive terms, or at all.

Furthermore, the existing credit agreements and instruments governing our debt contain covenants with which we need to comply. Non-compliance with any of the covenants without cure or waiver would constitute an event of default, and an event of default resulting from a breach of certain covenants could result, at the option of the lenders, in an acceleration of the principal and interest outstanding, and a termination of the credit agreements or instruments governing our debt.

We have significant liquidity requirements, and adverse market and economic conditions may negatively impact our sources of liquidity, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We expect that our primary liquidity needs include cash required to:

•

continue growing our businesses, including seeding new strategies, pursuing strategic investments or acquisitions, funding our capital commitments made to existing and future funds and co-investments, funding any net capital requirements of our broker-dealer and otherwise supporting investment vehicles that we sponsor;

•	support our working capital needs;

•

service debt obligations, including the payment of obligations at maturity, on interest payment dates or upon redemption, as well as any contingent liabilities that may give rise to future cash payments;

•	fund cash operating expenses, including compensation and contingencies, including for clawback obligations or litigation matters;

•	pay amounts that may become due under the Tax Receivable Agreement;

•	pay cash dividends in accordance with our dividend policy for our Class A common stock;

•

warehouse investments in portfolio companies or other investments for the benefit of one or more of our funds or other investment pending contribution of committed capital by the investors in such vehicles and advance capital to them for other operational needs;

•	address capital needs of regulated and other subsidiaries, including our broker-dealer; and

•	exchange Common Units pursuant to the Exchange Agreement or repurchase or redeem other securities issued by us.

These liquidity requirements are significant and, in some cases, involve capital that will remain invested for extended periods of time. As of December 31, 2020, we had approximately $472.3 million of remaining unfunded capital commitments to our funds. Our commitments to our funds will require significant cash outlays over time, and there can be no assurance that we will be able to generate sufficient cash flows from realizations

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

of investments to fund them. We have used our balance sheet to provide credit support to the Co-Invest Leverage Facility (as defined herein) used by certain personnel in connection with their commitments to our funds and the GP Services Credit Facility (as defined herein) to facilitate and manage the investments by partners, employees and other participants in certain of our funds. In addition, we have used our balance sheet to provide credit support to backstop certain clawback obligations to our funds. We have also used our balance sheet to provide credit support for guarantees related to certain operating leases for our offices.

In addition, as of December 31, 2020, we had $294.6 million of indebtedness outstanding under our credit facilities and secured borrowings and $858.2 million of cash and cash equivalents. Depending on market conditions, we may be unable to refinance or renew all or part of our secured borrowings or our credit facility, or find alternate sources of financing (including issuing equity), on commercially reasonable terms or at all. Furthermore, the incurrence of additional debt by us or our subsidiaries in the future could result in downgrades of our existing corporate credit ratings, which could limit the availability of future financing and increase our costs of borrowing.

In addition, our broker-dealer from time to time makes significant drawdowns under a revolving credit facility to satisfy net capital requirements arising from its underwriting commitments. These drawdowns could also put pressure on our liquidity or limit our ability to allocate our capital efficiently across our businesses. To the extent we do not have access to our broker-dealer’s revolving credit facility or other liquidity, regulatory net capital requirements could limit our broker-dealer’s ability to participate in underwriting or other transactions.

Finally, if cumulative distributions to our funds’ investors are not in accordance with the distributions described in the applicable fund governing documents, the general partner is required to make payments to the investors in an amount necessary to correct the deficiency. We typically guarantee such clawback obligations on behalf of each fund’s general partner. Adverse economic conditions may increase the likelihood of triggering these general partner obligations. If one or more such general partner obligations were triggered, we may not have available cash to repay the performance allocations and satisfy such obligations. If we were unable to repay such performance allocations, we would be in breach of the relevant governing agreements with our fund investors and could be subject to liability. Any of the foregoing could lead to a substantial decrease in our revenues and to material adverse impacts on our reputation.

In the event that our liquidity requirements were to exceed available liquid assets for the reasons we specify above or for any other reasons, we could be forced to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.”

Dependence on significant leverage by certain of our funds and their investments could adversely affect the ability of our funds to achieve attractive rates of return on those investments.

Many of our funds’ investments rely on the use of leverage, and our ability to achieve attractive rates of return on investments will depend on our ability to access sufficient sources of indebtedness at attractive rates. The absence of available sources of sufficient debt financing at attractive rates for extended periods of time could therefore materially and adversely affect our funds.

An increase in the overall cost of debt required by providers of that indebtedness would make it more expensive to finance those investments, thereby reducing returns. Further, the interest payments on the indebtedness used to finance our funds’ investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments. See “—Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income.”

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

In addition, a portion of the indebtedness used to finance our funds’ investments often includes leveraged loans and debt instruments privately placed with institutional investors. Availability of capital from the leveraged loan, high-yield and private debt markets is subject to market volatility, and there may be times when our funds might not be able to access those markets at attractive rates, or at all, when completing an investment. Additionally, to the extent there is a reduction in the availability of financing for extended periods of time, the purchasing power of a prospective buyer may be more limited, adversely impacting the fair value of our funds’ investments and thereby reducing the acquisition price.

Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and volatile or adverse economic, market and industry developments. Additionally, the interests (whether in securities or otherwise) acquired by our funds in their investments may be the most junior in what could be a complex capital structure, and thus subject us to the greatest risk of loss in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of one of these investments. Furthermore, the incurrence of a significant amount of indebtedness by an investment could, among other things:

•

subject the entity to a number of affirmative, negative and financial covenants, terms and conditions, any violation of which would be viewed by creditors as an event of default and could materially impact our ability to realize value from the investment;

•

allow even moderate reductions in operating cash flow to render the entity unable to service its indebtedness, leading to a bankruptcy or other reorganization of the entity and a loss of part or all of the equity investment in it;

•	limit the entity’s ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors who have relatively less debt;

•	limit the entity’s ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and

•	limit the entity’s ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

A leveraged investment’s equity value also tends to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged investment is generally greater than for investments with comparatively less debt. For example, leveraged investments could default on their debt obligations due to a decrease in cash flow precipitated by an economic downturn or by poor relative performance at such a company. Similarly, the leveraged nature of the investments of our real assets funds increases the risk that a decline in the fair value of the underlying real estate or tangible assets will result in their abandonment or foreclosure.

When our funds’ existing investments reach the point when debt incurred to finance those investments matures in significant amounts and must be either repaid or refinanced, those investments may materially suffer if they have generated insufficient cash flow to repay maturing debt and there is insufficient capacity and availability in the financing markets to permit them to refinance maturing debt on satisfactory terms, or at all. If a limited availability of financing for such purposes were to persist for an extended period of time, when significant amounts of the debt incurred to finance our funds’ investments came due, these funds could be materially and adversely affected. Additionally, if such limited availability of financing persists, our funds may also not be able to recoup their investments, as issuers of debt become unable to repay their borrowings, which will affect both their equity and debt investors. Moreover, in the event of default or potential default under applicable financing arrangements, one or more of our investments may go bankrupt, which could give rise to substantial investment losses, adverse claims or litigation against us or our employees and damage to our reputation.

Many of our funds may choose to use leverage as part of their investment programs and regularly borrow a substantial amount of their capital. The use of leverage poses a significant degree of risk and enhances the

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possibility of a significant loss in the value of the investment portfolio. A fund may borrow money from time to time to purchase or carry securities or debt obligations or may enter into derivative transactions (such as total return swaps) with counterparties that have embedded leverage. The interest expense and other costs incurred in connection with such borrowing may not be recovered by appreciation in the securities purchased or carried and will be lost, and the timing and magnitude of such losses may be accelerated or exacerbated, in the event of a decline in the market value of such securities or debt obligations. Gains realized with borrowed funds may cause the fund’s net asset value to increase at a faster rate than would be the case without borrowings. However, if investment results fail to cover the cost of borrowings, the fund’s net asset value will also decrease faster than if there had been no borrowings. Increases in interest rates could also decrease the value of fixed-rate debt investment that our investment funds make. In addition, to the extent that any changes in tax law make debt financing less attractive to certain categories of borrowers, this could adversely affect the investment opportunities for funds, particularly those that invest in debt securities, loans and other credit-related investments.

Any of the foregoing circumstances could have a material adverse effect on our results of operations, financial condition and cash flow.

Changes in the debt financing markets or higher interest rates could negatively impact the ability of certain of our funds and their investments to obtain attractive financing or re-financing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and could potentially decrease our net income.

A period of sharply rising interest rates could create downward pressure on the price of real estate, increase the cost and availability of debt financing for the transactions our funds pursue and decrease the value of fixed-rate debt investments made by our funds, each of which may have an adverse impact on our business. In addition, a significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing, including higher interest rates and equity requirements or more restrictive covenants, could have a material adverse impact on our business and that of our investment funds and their investments. Moreover, the financing of new investments or the operations of our funds’ investments may become less attractive due to limitations on the deductibility of net interest expense. See“—Risks Related to Our Industry—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability.”

If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments. Furthermore, any failure by lenders to provide previously committed financing can also expose us to potential claims by sellers of businesses that we may have contracted to purchase.

Our funds’ portfolio company investments also regularly utilize the corporate loan and bond markets to obtain financing for their operations. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may negatively impact the financial results of those investments and, therefore, the investment returns on our funds. In addition, to the extent that conditions in the credit markets or tax or other regulatory changes impair the ability of our investments to refinance or extend maturities on their outstanding debt, either on favorable terms or at all, the financial results of those portfolio companies may be negatively impacted, which could impair the value of our funds’ investments and lead to a decrease in the investment income earned by us. In some cases, the inability

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of our funds’ investments to refinance or extend maturities may result in the inability of those investments to repay debt at maturity or pay interests when due, and may cause the companies to sell assets, undergo a recapitalization or seek bankruptcy protection, any of which would also likely impair the value of our funds’ investment and lead to a decrease in investment income earned by us.

Interest rates on our and our investments’ outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect our revenue, expenses and the value of those financial instruments.

LIBOR and certain other floating rate benchmark indices, including the Euro Interbank Offered Rate, Tokyo Interbank Offered Rate, Hong Kong Interbank Offered Rate and Singapore Interbank Offered Rate (collectively, “IBORs”), are the subject of recent national, international and regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted.

As a result, interest rates on our, our funds’ and their investments’ floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to IBORs, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. Further, any uncertainty regarding the continued use and reliability of any IBOR as a benchmark interest rate could adversely affect the value of our, our funds’ and their investments’ financial instruments tied to such rates. There is no guarantee that a transition from any IBOR to an alternative will not result in financial market disruptions or a significant increase in volatility in risk free benchmark rates or borrowing costs to borrowers, any of which could have a direct or indirect adverse effect on our business, results of operations, financial condition and share price. We continue to monitor and manage the foregoing changes and related risks on our and our funds’ investments to reduce any adverse effect it may have on us and our investments. In addition, we continue to oversee or manage (as appropriate to our level of day-to-day involvement in the oversight and management of our investments) our funds’ investments’ monitoring and management of the foregoing change and related risks.

In addition, meaningful time and effort is required to transition to the use of new benchmark rates, including with respect to the negotiation and implementation of any necessary changes to existing contractual arrangements and the implementation of changes to our, our funds’ and their investments’ systems and processes. Negotiating and implementing necessary amendments to our, our funds’ or their investments’ existing contractual arrangements may be particularly costly and time consuming. We are actively evaluating the operational and other impacts of such changes and managing transition efforts accordingly.

The replacement of LIBOR with an alternative reference rate may negatively impact our funds’ liquidity and result in an overall increase to borrowing costs, which could have a material adverse effect on our results of operations, financial condition and cash flow.

London Inter-Bank Offered Rate (“LIBOR”) is an estimate of the interest rates to borrow U.S. dollars (“USD”), sterling, euros and certain other currencies in the London unsecured interbank market and has been widely used as a reference for setting the interest rate on loans, bonds and derivatives globally. The U.K. Financial Conduct Authority (“FCA”) announced its intention to phase out the creation of LIBOR estimates by the end of 2021, including transitioning to alternative reference rates. However, in November 2020, ICE Benchmark Administration Limited (“IBA”), the LIBOR administrator, announced that it will consult on its intention to cease the publication of all British pound, euro, Swiss franc and Japanese yen LIBOR settings and on its intention to cease the publication of the one-week and two-month USD LIBOR settings immediately following the LIBOR publication on December 31, 2021 and the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. This announcement effectively extends the end of USD LIBOR. Concurrently with each IBA announcement, the FCA published statements in support of the IBA announcements, including IBA’s proposed extension of the publication of most USD LIBOR tenors, noting that the extension would provide time to address the legacy contracts that reference USD LIBOR.

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The U.S. Federal Reserve (the “Federal Reserve”), in conjunction with the Alternative Reference Rates Committee, is also recommending replacing USD LIBOR with a new reference rate derived from short-term repurchase agreements backed by Treasury securities, the Secured Overnight Financing Rate (“SOFR”). However, certain market constituencies have criticized SOFR’s suitability as a LIBOR replacement, and the extent of SOFR-based instruments issued or trading in the market remains a fraction of LIBOR-based instruments. As such, there remains uncertainty regarding the future utilization of LIBOR and other “IBORS,” and the nature of any replacement rates.

Certain of our funds’ investments may have interest rates with a LIBOR reference. As a result, the transition away from LIBOR could adversely impact such funds. Even if replacement conventions (e.g., SOFR) are adopted in the lending and bond markets, it is uncertain whether they might affect the funds as investors in floating-rate instruments, including by:

•	affecting liquidity of the funds’ investments in the secondary market and their market value;

•

reducing the interest rate earned by the funds as holders of such investments (either generally or in certain market cycles) due to the use of a collateralized, overnight rate and credit spread adjustments instead of an unsecured, term rate; or

•	causing the funds to incur expenses to manage the transition away from LIBOR.

Also, although our funds’ instruments contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology and mechanisms to amend the applicable reference rate, there are significant uncertainties regarding the effectiveness of any such alternative methodologies. As such, the funds may need to renegotiate the terms of credit agreements with certain issuers of investments that utilize LIBOR in order to replace it with the new standard convention that is established, which could result in increased costs for the funds.

Our funds and our funds’ portfolio companies may also enter into swaps and similar instruments that reference LIBOR, including swaps used to manage long-term interest rate risk related to assets and/or liabilities. In addition to the funds potentially needing to renegotiate some of those instruments to address a transition away from LIBOR, there also may be different conventions that arise in different but related market segments, which could result in mismatches between different assets and liabilities and, in turn, cause possible unexpected gains and/or losses for the funds. In addition and as further described above, some of the standard conventions under consideration, including SOFR, are conceptually different than LIBOR, in that they are overnight, secured rates instead of unsecured, term rates, which could behave differently from LIBOR in ways that cause the funds to owe greater payments or receive less payments under its derivatives, at least during certain market cycles. Some of these replacement rates may also be subject to compounding or similar adjustments that cause the amount of any payment referencing a replacement rate not to be determined until the end of the relevant calculation period, rather than at the beginning, which could lead to administrative challenges for the funds.

Furthermore, even though the terms of our funds’ credit facilities provide for mechanics to amend the documentation in order to reflect a replacement rate in the event of a transition away from LIBOR, the determination of such replacement rate may require further negotiation, including between a fund’s general partner and the applicable lender(s). There can be no assurance that an agreement between the parties will be reached, and the terms of the funds’ credit facilities may also provide that, during any applicable transition period, the amounts drawn under the funds’ credit facilities may bear interest at a higher rate. In addition, even if an agreement is reached with respect to a replacement rate for LIBOR, the applicable lender may have the ability to make certain changes to the terms of a fund’s credit facility to implement the new rate, which the fund may have no control over.

Finally, on October 23, 2020, the International Swap and Derivatives Association (“ISDA”) launched (i) Supplement number 70 to the 2006 ISDA Definitions (“IBOR Supplement”) and (ii) the ISDA 2020 IBOR

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Fallbacks Protocol (“IBOR Protocol”). The IBOR Supplement is intended to enhance the robustness of derivatives contracts traded on or after January 25, 2021 by addressing the risk that some IBORs are permanently discontinued or, in the case of LIBOR, cease to be representative, by applying fallbacks to specified alternative references rates upon such a trigger. The IBOR Protocol permits adhering parties to amend in-scope transactions entered into prior to January 25, 2021 on similar terms. These documents are a critical element to industry efforts to facilitate the derivatives markets’ transition away from LIBOR and other IBORs.

If the transition from LIBOR results in an overall increase to borrowing costs, higher interest expense could negatively affect the financial results and valuations of our funds’ portfolio companies. Transition to a new reference rate also requires an upgrade to the software and systems that our third-party vendors use to properly record and process loans and other instruments based on the new rate. Such upgrade may not become available in time or its implementation could be delayed because of the uncertainty regarding the transition from LIBOR. Any failure to timely implement the necessary software or systems upgrade could negatively impact our business operation. There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases or volatility in risk-free benchmark rates or borrowing costs to borrowers, any of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Risks Related to Our Industry

The investment management business is intensely competitive, which could have a material adverse effect on our results of operations, financial condition and cash flow.

We compete as an investment manager for both fund investors and investment opportunities. The investment management business is highly fragmented, with our principal competitors being sponsors of private funds and operating companies acting as strategic buyers of businesses. Competition for fund investors is based on a variety of factors, including:

•	investment performance;

•	investor liquidity and willingness to invest;

•	investor perception of investment managers’ drive, focus and alignment of interest;

•	business reputation;

•	quality of services provided to and duration of relationships with fund investors;

•	pricing and fund terms, including fees;

•	the relative attractiveness of the types of investments that have been or will be made; and

•	consideration of ESG issues.

Further, we believe that competition for investment opportunities is based primarily on the pricing, terms and structure of a proposed investment and certainty of execution.

A variety of factors could exacerbate the competitive risks we face, including:

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fund investors may reduce their investments in our funds or decrease their allocations in new funds based on a variety of factors, such as the occurrence of an economic downturn, their available capital, regulatory requirements or a desire to consolidate their relationships with investment firms;

•

some of our competitors may have agreed, or may agree, to terms on their funds or products that are more favorable to fund investors than those of our funds or products, such as lower management fees, greater fee sharing or higher hurdles for performance allocations, and we may be unable to match or otherwise revise our terms;

•	some of our funds may not perform as well as competitors’ funds or other available investment products;

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•

some of our competitors may have raised, or may raise, significant amounts of capital and may have similar investment objectives and strategies to our funds, which could create additional competition for investment opportunities and reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

•	some of our competitors may have a lower cost of capital and access to funding sources that are not available to us;

•

some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and bid more aggressively than us for investments;

•

some of our competitors may be subject to less regulation or less regulatory scrutiny and, accordingly, may have more flexibility to undertake and execute certain businesses or investments than we do and/or bear less expense to comply with such regulations than we bear;

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there are relatively few barriers to entry impeding the formation of new funds, including a relatively low cost of entering these businesses, and the successful efforts of new entrants into our various lines of business have resulted, and may continue to result, in increased competition;

•	if, as we expect, allocation of assets to alternative investment strategies increases, there may be increased competition for alternative investments and access to fund general partners and managers;

•

some of our competitors may have instituted, or may institute, low cost, high speed financial applications and services based on artificial intelligence, and new competitors may enter the investment management space using new investment platforms based on artificial intelligence;

•	the proliferation of SPACs entering the market may compete with our funds for investment opportunities and drive up asset prices;

•	some investors may prefer to pursue investments directly instead of investing through one of our funds;

•	some investors may prefer to invest with an investment manager that is not publicly traded, is smaller or manages fewer investment products; and

•	other industry participants continuously seek to recruit our investment professionals and other key personnel away from us.

We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. For example, competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may allow them to submit a higher bid. Alternatively, we may experience decreased investment returns and increased risks of loss if we match investment prices, structures and terms offered by competitors. As a result, if we are forced to compete with other investment firms on the basis of price, we may be unable to maintain our current fees or other terms. There is a risk that management fees and performance allocations in the alternative investment management industry will decline, without regard to the historical performance of a manager. Management fee or performance allocation income reductions on existing or future funds, without corresponding decreases in our cost structure, would negatively impact our revenues and profitability and could have a material adverse effect on our results of operations, financial condition and cash flow.

In addition, if market conditions for competing investment products were to become more favorable, such products could offer rates of return superior to those achieved by our funds and the attractiveness of our funds relative to investments in other investment products could decrease. This competitive pressure could negatively impact our ability to make successful investments and limit our ability to raise future funds, either of which could have a material adverse effect on our results of operations, financial condition and cash flow.

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Difficult economic and market conditions could negatively impact our businesses in many ways, including by reducing the value or hampering the performance of our funds’ investments or reducing our funds’ ability to raise or deploy capital, each of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Our business is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of our control, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation and regulations on the financial industry), pandemics or other severe public health events, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including government shutdowns, wars, terrorist acts or security operations) and the effects of climate change. Recently, markets have been affected by the COVID-19 pandemic, U.S. interest rates, the imposition of trade barriers, ongoing trade negotiations with major U.S. trading partners and changes in U.S. tax regulations. See “—Risks Related to Our Business—The COVID-19 pandemic caused severe disruptions in the U.S. and global economies and has impacted, and may continue to negatively impact, our business and our results of operations, financial condition and cash flow.” These conditions, events and factors are outside our control and may affect the level and volatility of securities prices and the liquidity and the value of investments, and we may not be able to or may choose not to manage our exposure to them.

Volatility in the global financial markets or a financial downturn could negatively impact our business in a number of ways. Volatility or unfavorable market and economic conditions could reduce opportunities for our funds to make, exit and realize value from, and expected returns on, their existing investments. When financing is not available or becomes too costly, it is difficult for potential buyers to raise sufficient capital to purchase our funds’ investments, and we may earn lower-than-expected returns on them, which could cause us to realize diminished or no performance allocations. Further, volatility caused by the COVID-19 pandemic or other geopolitical or macroeconomic factors in global markets, such as the withdrawal of the U.K. from the EU, which is commonly referred to as “Brexit,” could have a greater negative effect on industries that are more sensitive to changes in consumer demand, such as the travel and leisure, gaming and real estate industries. For example, due to the severity of the COVID-19 pandemic and uncertainty surrounding Brexit, the U.K.-focused Financial Time Stock Exchange 100 ended the year down 14% in 2020, while the tech-heavy Nasdaq Composite returned 44%. If not otherwise offset, declines in the equity, debt and commodity markets would likely cause us to write down our funds’ investments. Our profitability may also be negatively impacted by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in net income relating to a downturn in market and economic conditions.

During periods of difficult market conditions or slowdowns, our funds’ portfolio companies or assets in which we have invested may experience adverse operating performance, decreased revenues, financial losses, credit rating downgrades, difficulty in obtaining access to financing and increased funding costs. These companies may also have difficulty expanding their businesses and operations, meeting their debt service obligations or paying other expenses as they become due, including amounts payable to us. Negative financial results in our funds’ portfolio companies could result in less appreciation across the portfolio and lower investment returns for our funds. Because our funds generally make a limited number of investments, negative financial results in a few of a fund’s portfolio companies could severely impact the fund’s total returns, which could negatively affect our ability to raise new funds, the performance allocations we receive and the value of our investments. Further, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, or in the case of certain real estate funds, the abandonment or foreclosure of investments, which could result in a complete loss of the fund’s investment in such portfolio company and negatively impact the fund’s performance and, consequently, the performance allocations we receive and the value of our investment, as well as our reputation.

Receipt of lower investment returns from our funds during a period of difficult market conditions could cause our cash flow from operations to significantly decrease, which could negatively impact our liquidity

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position and the amount of cash we have on hand to conduct our operations and pay dividends to our stockholders. The generation of less performance allocations could also affect our leverage ratios, external credit ratings and compliance with our credit facility covenants as well as our ability to renew or refinance all or part of our credit facility and contractual obligations. Having less cash on hand could in turn require us to rely on other sources of cash, such as the capital markets, to conduct our operations.

In addition, volatility or unfavorable market and economic conditions could make it difficult for our funds to find suitable investments or secure financing for investments on attractive terms. Heightened equity and credit market volatility could negatively impact availability and cost of financing for significant acquisitions and dispositions. For example, in the United States, high yield credit spreads rose by nearly 750 basis points (bps) during the first quarter of 2020. If credit markets weaken, our funds may be unable to consummate significant acquisitions and dispositions on acceptable terms or at all. A general slowdown in global merger and acquisition activity due to the lack of suitable financing or an increase in uncertainty could slow in our investment pace, which in turn could negatively impact our ability to generate future performance allocations and fully invest the available capital in our funds. A slowdown in the deployment of our available capital could impact the management fees we earn on funds that generate fees based on invested (and not committed) capital, including our ability to raise, and the timing of raising, successor funds.

Market volatility could also negatively impact our fundraising efforts in several ways. We generally raise capital for a successor fund following the substantial and successful deployment of capital from the existing fund. Poor performance by existing funds as a result of market conditions could impair our ability to raise new funds as could any change in or rebalancing of fund investors’ asset allocation policies. Investors often allocate to alternative asset classes (including private equity) based on a target percentage of their overall portfolio. If the value of an investor’s portfolio decreases as a whole, the amount available to allocate to alternative assets (including private equity) could decline. Further, investors often take into account the amount of distributions they have received from existing funds when considering commitments to new funds. General market volatility or a reduction in distributions to investors could cause investors to delay making new commitments to funds or negotiate for lower fees, different fee sharing arrangements for transaction or other fees and other concessions. The outcome of such negotiations could result in our agreement to terms that are materially less favorable to us than for prior funds we have managed, and a decrease in the amount an investor commits to our funds could have an impact on the ultimate size of the fund and amount of management fees we generate.

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business.

Our business is subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations, are empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or investment adviser from registration or memberships. If the SEC or any other governmental authority, regulatory agency or similar body takes issue with our past practices, we will be at risk for regulatory sanction. Even if an investigation or proceeding does not result in a significant sanction, the costs incurred in responding to such matters could be material. Further, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing investors or fail to attract new investors, as well as discourage others from doing business with us. Some of our funds invest in businesses that operate in highly regulated industries. The regulatory regimes to which such businesses are subject may, among other things, condition our funds’ ability to invest in those businesses upon the satisfaction of applicable ownership restrictions or qualification requirements for receipt of regulatory approval. Obtaining regulatory approval is often a lengthy and expensive process with an uncertain outcome. Portfolio companies may be unable to obtain necessary regulatory approvals on a timely basis, if at all, and the failure to obtain such approvals may

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prevent our funds from consummating the applicable investments, which could materially and adversely affect their performance. Our failure to obtain or maintain any regulatory approvals necessary for our funds to invest in such industries may disqualify our funds from participating in certain investments or require our funds to divest certain assets.

In recent years, the SEC and its staff have focused on issues relevant to global investment firms and have formed specialized units devoted to examining such firms and, in certain cases, bringing enforcement actions against the firms, their principals and their employees. Such actions and settlements involving U.S.-based private fund advisers generally have involved a number of issues, including the undisclosed allocation of the fees, costs and expenses related to unconsummated co-investment transactions (i.e., the allocation of broken deal expenses), undisclosed legal fee arrangements affording the adviser greater discounts than those afforded to funds advised by such adviser and the undisclosed acceleration of certain special fees. We have in the past and may in the future be subject to SEC enforcement actions and settlements. Recent SEC focus areas have also included the use and compensation of, and disclosure regarding, operating partners or consultants, outside business activities of firm principals and employees and group purchasing arrangements and general conflicts of interest disclosures.

We generally expect the SEC’s oversight of global investment firms to continue to focus on concerns related to transparency, investor disclosure practices, fees and expenses, valuation and conflicts of interest, which could impact us in various ways. We further expect a greater level of SEC enforcement activity under the Biden administration, and while we have a robust compliance program in place, it is possible this enforcement activity will target practices that we believe are compliant and that were not targeted by the prior administration.

We regularly are subject to requests for information and informal or formal investigations by the SEC and other regulatory authorities, with which we routinely cooperate and, in the current environment, even historical practices that have been previously examined are being revisited.

We regularly rely on exemptions from various requirements of the Securities Act, Exchange Act, the Investment Company Act, the Commodity Exchange Act of 1936, as amended, and the U.S. Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” in conducting our asset management activities in the United States. If these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims, and our business could be negatively impacted. For example, in 2014, the SEC amended Rule 506 of Regulation D under the Securities Act, an exemption on which we routinely rely to market interests in our funds, to impose “bad actor” disqualification provisions that ban an issuer from offering or selling securities pursuant to the safe harbor in Rule 506 if the issuer, or any other “covered person,” is the subject of a criminal, regulatory or court order or other disqualifying event under the rule which has not been waived by the SEC. The definition of “covered person” under the rule includes an issuer’s directors, general partners, managing members and executive officers; affiliates who are also issuing securities in the offering; beneficial owners of 20% or more of the issuer’s outstanding equity securities; and promoters and persons compensated for soliciting investors in the offering. Accordingly, we would be unable to rely on Rule 506 to offer or sell securities if we or any “covered person” is the subject of a disqualifying event under the rule and we are unable to obtain a waiver from the SEC.

Similarly, in conducting our asset management activities outside the United States, we rely on exemptions from the regulatory regimes of various foreign jurisdictions. Exemptions from U.S. and foreign regulations are often highly complex and may, in certain circumstances, depend on compliance by third parties we do not control. If these exemptions were to become unavailable to us, our business could be negatively impacted, as these regulations often serve to limit our activities and impose burdensome compliance requirements. See “Business—Regulation and Compliance.” Moreover, the requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect our fund investors and not our stockholders.

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Changes in the U.S. political environment and financial regulatory changes in the United States could negatively impact our business.

The current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies under the Biden administration could lead to disruption, instability and volatility in the global markets. The consequences of previously enacted legislation could also impact our business operations in the future. For example, bipartisan legislation enacted in August 2018 has increased and may continue to significantly increase the number of transactions that are subject to the jurisdiction of the Committee on Foreign Investment in the United States (the “CFIUS”), which has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate. CFIUS’ expanded jurisdiction may reduce the number of potential buyers of certain of our funds’ portfolio companies and thus limit the ability of our funds to exit from certain investments, as well as limit our flexibility in structuring or financing certain transactions. The Biden administration may also pursue tax policies seeking to increase the corporate tax rate and further limit the deductibility of interest, or materially alter the taxation of capital gains, among other things. Such changes could materially increase the taxes imposed on us or our funds’ portfolio companies. See “—Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability.” Further, negative public sentiment could lead to heightened scrutiny and criticisms of our business model generally, or our business and investments in particular.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted in 2010, has imposed significant changes on almost every aspect of the U.S. financial services industry, including aspects of our business. On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”) was signed into law. The Reform Act amends various sections of the Dodd-Frank Act. The Reform Act and various other proposals focused on deregulation of the U.S. financial services industry could have the effect of increasing competition or otherwise reducing investment opportunities, which could negatively impact our business. The Reform Act also modified automatic additional regulatory compliance issues for financial entities that were deemed “Systemically Important Financial Institutions” from $50 billion AUM to $250 billion AUM. There is legislative risk under the Biden administration that such designation will revert back to $50 billion and expand its application to include private equity asset management firms.

Under applicable SEC rules, investment advisers are required to implement compliance policies designed, among other matters, to track campaign contributions by certain of the adviser’s employees and engagements of third parties that solicit government entities and to keep certain records to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding “pay to play” practices by investment advisers. FINRA adopted its own set of “pay to play” regulations, which went into effect on August 20, 2017, that are similar to the SEC’s regulations. In addition, many pay to play regimes (including the SEC pay to play rule for investment advisers) impute the personal political activities of certain executives and employees, and in some instances their spouses and family members, to the manager for purposes of potential pay to play liability.

The Dodd-Frank Act also imposes a regulatory structure on the “swaps” market, including requirements for clearing, exchange trading, capital, margin, reporting and recordkeeping. The Commodity Futures Trading Commission (the “CFTC”) has finalized many rules applicable to swap market participants, including business conduct standards for swap dealers, reporting and recordkeeping, mandatory clearing for certain swaps, exchange trading rules applicable to swaps, initial and variation margin requirements for uncleared swap transactions and regulatory requirements for cross-border swap activities. These requirements could reduce market liquidity and negatively impact our business, including by reducing our ability to enter swaps.

The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk taking by covered financial institutions. On May 16, 2016, the SEC and other

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federal regulatory agencies proposed a rule that would apply requirements on incentive-based compensation arrangements of “covered financial institutions,” including certain registered investment advisers and broker-dealers above a specific asset threshold. This, if adopted, could limit our ability to recruit and retain investment professionals and senior management executives. However, the proposed rule remains pending and may be subject to significant modifications.

Furthermore, negative public sentiment could lead to heightened scrutiny and criticisms of our business model generally, or our business and investments in particular. For example, in June 2019, certain members of the U.S. Congress introduced the Stop Wall Street Looting Act of 2019, a comprehensive bill intended to fundamentally reform the private equity industry. Following the 2020 presidential and congressional elections in the United States, there has been an increased risk of legislative and regulatory action that could adversely limit and affect our and our funds’ portfolio companies’ businesses. In August 2021, legislation was introduced in the Senate proposing to change the definition of carried interest. The “Ending the Carried Interest Loophole Act” proposes to close the tax rate differential between carried interests and ordinary income and accelerate the recognition and payment of tax on the receipt of carried interest and would have material impact on our business if enacted. Other potential changes in legislation or regulation may include higher corporate tax rate, greater scrutiny on the private equity industry or elimination of carried interest or limitations of the capital gains tax. If the proposed bills or parts thereof, or other similar legislation, were to become law, it could negatively impact affect us, our funds’ portfolio companies and our investors.

Future legislation, regulation or guidance could negatively impact the fund industry generally and/or us specifically. Financial services and private funds may in the future be subject to further governmental scrutiny, an increase in regulatory investigations and/or enhanced regulation, including as a result of changes in the presidency or congressional leadership. Any changes in the regulatory framework applicable to our business, including the changes described above, may impose additional compliance and other costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our business, all of which could negatively impact our profitability.

Changing regulations regarding derivatives and commodity interest transactions could negatively impact our business.

The regulation of derivatives and commodity interest transactions in the United States and other countries is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. We and our affiliates enter into derivatives transactions for various purposes, including to manage the financial risks related to our business. Accordingly, the impact of this evolving regulatory regime on our business is difficult to predict, but it could be substantial and adverse.

Managers of certain pooled investment vehicles with exposure to certain types of derivatives may be required to register with the CFTC as commodity pool operators and/or commodity trading advisors and become members of the National Futures Association. As such, certain of our or our affiliates’ risk management or other commodities interest-related activities may be subject to CFTC oversight. To date, we have concluded that the covered activities in which our affiliates engage do not rise to the level of requiring the subsidiaries to register with the CFTC or the National Futures Association, or the “NFA,” and instead, these affiliates file for exemptions from such registration requirements. As part of ensuring the affiliates continue to be exempt from registration, we have instituted procedures to monitor our exposure to covered activities and comply with exemption renewal requirements. In the event that the frequency of our affiliates’ engagement in covered activities exceeds the threshold for exemption from registration, such affiliates could become subject to a wide range of other regulatory requirements, such as:

•	potential compliance with certain commodities interest position limits or position accountability rules;

•	administrative requirements, including recordkeeping, confirmation of transactions and reconciliation of trade data; and

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•	mandatory central clearing and collateral requirements. Our business may incur increased ongoing costs associated with monitoring compliance.

Newly instituted and amended regulations could significantly increase the cost of entering into derivative contracts (including through requirements to post collateral, which could negatively impact our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks that we encounter, reduce our ability to restructure our existing derivative contracts and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of such regulations (and any new regulations), our results of operations may become more volatile and our cash flows may be less predictable.

Federal, state and foreign anti-corruption and trade sanctions laws applicable to us, our funds and our funds’ portfolio companies create the potential for significant liabilities and penalties, the inability to complete transactions and reputational harm.

We are subject to a number of laws and regulations governing payments and contributions to or for the benefit of public officials or other parties, including restrictions imposed by the FCPA, as well as economic sanctions and export control laws administered by OFAC, the U.S. Department of Commerce and the U.S. Department of State. The FCPA prohibits bribery of foreign public officials, government employees and political parties and requires public companies in the United States to keep books and records that accurately and fairly reflect their transactions. The U.S. Department of Commerce and the U.S. Department of State administer and enforce certain export control laws and regulations, and OFAC and the U.S. Department of State administer and enforce economic sanctions based on U.S. foreign policy and national security goals against targeted countries, jurisdictions, territories, regimes, entities, organizations and individuals. These laws and regulations relate to a number of aspects of our businesses, including servicing existing fund investors, finding new fund investors and sourcing new investments, as well as the activities of our funds’ portfolio companies. U.S. government regulators, including the U.S. Department of Justice, the SEC and OFAC, have devoted more resources to enforcement of the FCPA and export control laws as enforcement has become more of a priority in recent years. A number of other countries, including countries where we and our funds’ portfolio companies maintain operations or conduct business, have also expanded significantly their enforcement activities, especially in the anti-corruption area. Recently, the U.S. government has also used sanctions and export controls to address broader foreign and international economic policy goals. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with the FCPA, economic sanctions laws and other applicable anti-bribery laws, as well as with sanctions and export control laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated these laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation, disbarment and a general loss of investor confidence, any one of which could have a material adverse effect on our results of operations, financial condition and cash flow.

Laws in non-U.S. jurisdictions as well as other applicable anti-bribery, anti-corruption, anti-money laundering, economic sanctions or other export control laws abroad, may also impose stricter or more onerous requirements than the FCPA, OFAC, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Differences between such U.S. and non-U.S. laws increase the risks and complexities of compliance and sometimes present actual conflicts of law (especially in the sanctions area). For example, in the U.K., we are subject to laws regarding the prevention of money laundering and the financing of terrorism as well as laws prohibiting bribery, including the U.K. Bribery Act 2010. We cannot predict the nature, scope or effect of future regulatory requirements to which we might be subject or the manner in which existing laws might be administered, interpreted or enforced. Our funds’ portfolio companies’ compliance policies and procedures may not prevent all instances of money laundering or bribery, or other prohibited transactions, including those arising from actions by employees, for which we or they might be held responsible. If we fail to comply with this

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multitude of laws and regulations, even where conflicts of law arise, we could be exposed to claims for damages, civil or criminal penalties, reputational harm, incarceration of our employees, restrictions on our operations (including disbarment) and other liabilities, which could have a material adverse effect on our results of operations, financial condition and cash flow. In addition, depending on the circumstances, we could be liable for violations of applicable anti-corruption, sanctions or export control laws committed by companies in which we or our funds invest.

In addition, the recently enacted Foreign Investment Risk Review Modernization Act (“FIRRMA”) and related regulations significantly expanded the types of transactions that are subject to the jurisdiction of the CFIUS. Under the FIRRMA, the CFIUS has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate, which may reduce the number of potential buyers and limit the ability of our funds to exit from certain investments. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws, committed by companies in which we or our funds invest or which we or our funds acquire. Allegations that our funds’ portfolio companies engaged in conduct that is perceived to have violated anti-corruption laws, economic sanctions laws, or export control laws could negatively impact us, create legal liability, or cause reputational and business harm that could negatively impact the valuation of a fund’s investments.

Regulatory initiatives in jurisdictions outside the United States could negatively impact our business.

Similar to the United States, the current environment in non-U.S. jurisdictions in which we operate, in particular the EU, has become subject to an expanding body of regulation. Governmental regulators and other authorities have proposed or implemented a number of initiatives and additional rules and regulations that could negatively impact our business.

New prudential regimes for U.K. investment firms. The U.K. is implementing a new prudential regime for investment firms (which mirrors which mirrors similar measures being implemented in the EU) known as the Investment Firms Prudential Regime (the “IFPR”). The IFPR will apply to TPG Europe, LLP, our London-based affiliate (“TPG Europe”), from January 1, 2022 and may substantially increase the firm’s regulatory capital requirements and impose more onerous remuneration rules as well as revised and extended internal governance, disclosure, reporting and liquidity requirements.

AIFMD. The Alternative Investment Fund Managers Directive (“AIFMD”) imposes certain initial and ongoing regulatory obligations in respect of the marketing in the European Economic Area (the “EEA”) by alternative investment fund managers of alternative investment funds. The U.K. retained AIFMD following Brexit. AIFMD, as implemented in the EEA and U.K., applies to us to the extent that we actively market our funds in the EEA and U.K. AIFMD is currently under review by the European Commission. At this time, it is difficult to predict the final form of the changes to AIFMD but they may, amongst other things, increase the cost and complexity of raising capital. It is not yet clear to what extent (if any) the U.K. would reflect any changes to AIFMD in its domestic rules.

Anti-Money Laundering. During 2020, two new EU Anti-Money Laundering (AML) Directives came into force: the fifth AML EU Directive (“AMLD5”) and the sixth AML EU Directive (“AMLD6”). AMLD5 was implemented into U.K. law on January 10, 2020. The changes under AMLD5 include new, more stringent customer due diligence measures and reporting requirements. AMLD5 has added complexity to our internal processes and any perceived shortcomings in our adoption of AMLD5 could create reputational risks to our business. AMLD6 harmonizes the definition of money laundering across the EU, expands the number of offenses that fall under the definition of money laundering and extends criminal liability to include punishments for legal persons. The U.K. government has not implemented AMLD6 for the time being.

Sustainable Finance. On March 7, 2018, the European Commission adopted an action plan on financing sustainable growth. The action plan is, among other things, designed to define and reorient investment toward

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sustainability and targets all financial market participants, and a number of legislative initiatives are underway. In particular:

•

On December 9, 2019, a new EU regulation (Regulation (EU) 2019/2088) on sustainability-related disclosures in the financial sector (the “SFDR”) was published in the Official Journal of the European Union, which came into force on March 10, 2021. The SFDR introduces mandatory sustainability-related transparency and disclosure requirements for fund managers actively marketing their funds in the EEA, including us. Certain requirements in the SFDR have been delayed until July 2022.

•

In June 2020, a new EU regulation establishing a general framework for determining which economic activities qualify as “environmentally sustainable” was published in the Official Journal of the European Union (the “Taxonomy Regulation”). The Taxonomy Regulation introduces certain mandatory disclosure requirements (which supplement those set out in SFDR) for financial products which have an environmentally sustainable investment objectives or which promote environmental characteristics. The Taxonomy Regulation is due to take effect starting in January 2022 and is expected to impact certain of our funds and their managers.

Much of the detail around the various EU sustainable finance initiatives has yet to be agreed and has been further delayed by the COVID-19 pandemic. Accordingly, it is not possible at this stage to fully assess how it will affect our business.

The U.K. has signaled an intention to introduce a new legislative framework focused on implementing the recommendations of the Financial Stability Board Taskforce on Climate-related Financial Disclosures (“TCFD”), in particular by introducing mandatory TCFD-aligned climate-related disclosure requirements for U.K. firms, including, potentially, TPG Europe. This framework is still in development.

Leveraged Transactions. In May 2017, the European Central Bank (“ECB”) issued guidance on leveraged transactions that applies to significant credit institutions supervised by the ECB in member states of the euro zone (i.e., those EU member states that have adopted the euro as their currency). Under the guidance, credit institutions should have in place internal policies that include a definition of “leveraged transactions.” Loans or credit exposures to a borrower should be regarded as leveraged transactions if (i) the borrower’s post-financing level of leverage exceeds a total debt to EBITDA ratio of 4.0 times or (ii) the borrower is owned by one or more “financial sponsors.” For these purposes, a financial sponsor is an investment firm that undertakes private equity investments in and/or leveraged buyouts of companies. Following these guidelines, credit institutions in the euro zone could in the future limit, delay or restrict the availability of credit and/or increase the cost of credit for our funds or our funds’ portfolio companies involved in leveraged transactions.

Hong Kong Security Law. On June 30, 2020, the National People’s Congress of China passed a national security law (the “National Security Law”), which criminalizes certain offenses, including secession, subversion of the Chinese government, terrorism and collusion with foreign entities. The National Security Law also applies to non-permanent residents. Although the extra-territorial reach of the National Security Law remains unclear, there is a risk that its application to conduct outside the Hong Kong Special Administrative Region of the People Republic of China (“Hong Kong”) by non-permanent residents of Hong Kong could limit the activities of or negatively impact us, our funds and/or our funds’ portfolio companies. The National Security Law has been condemned by the United States, the U.K. and several EU countries. The United States and other countries may take action against China, its leaders and leaders of Hong Kong, which may include the imposition of sanctions. Escalation of tensions resulting from the National Security Law, including conflict between China and other countries, protests and other government measures, as well as other economic, social or political unrest in the future, could negatively impact the security and stability of the region and have a material adverse effect on countries in which we, our funds and our funds’ portfolio companies or any of their respective personnel or assets are located. In addition, any downturn in Hong Kong’s economy could negatively impact the industries in which we participate, negatively impact our, our funds’ or their portfolio companies’ operations and have a material adverse effect on our results of operations, financial condition and cash flow.

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Data Privacy. The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to continue for the foreseeable future. However, we believe that additional laws governing data and cybersecurity will be adopted in various jurisdictions around the world in the future, further expanding the regulation of data privacy and cybersecurity. We and our funds’ portfolio companies collect personally identifiable information and other sensitive and confidential data as an integral part of our business processes. This data is wide ranging and relates to our fund investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to U.S. data privacy and security laws such as the California Consumer Privacy Act (the “CCPA”) and the California Privacy Rights Act (the “CPRA”), which provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other CCPA or CPRA violations, as well as a requirement of “reasonable” cybersecurity.

Many foreign countries and governmental bodies, including the EU and other relevant jurisdictions where we and our funds’ portfolio companies conduct business, have laws and regulations concerning the collection and use of personally identifiable information and other data obtained from their residents or by businesses operating within their jurisdiction that are more restrictive than those in the United States. For example, the GDPR in Europe; the Hong Kong Personal Data (Privacy) Ordinance; and the Australian Privacy Act, among others. Privacy and cybersecurity laws in China, Hong Kong, Singapore, Korea, India and other jurisdictions may also impact data in those jurisdictions, including by requiring the localization of such data or subjecting such systems to intrusive governmental inspections. Global laws in this area are rapidly increasing in the scale and depth of their requirements and are also often extraterritorial in nature. In addition, a wide range of regulators are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual arrangements with counterparties. These legal and contractual arrangements heighten our privacy obligations in the ordinary course of conducting our business in the United States and internationally.

The U.K. has adopted the GDPR and similar requirements continue to apply in the U.K. notwithstanding Brexit. As a result of Brexit, however, the U.K. is now a third-country for the purposes of the GDPR. This regulation provides for a transitional period during which transfers of personal data from the EU to the U.K. will not be considered as transfers to a third-country under EU GDPR. Transfers of personal data from the U.K. to the EU will continue to be permitted under the U.K. GDPR without the need for compliance with additional data export requirements.

While we made significant efforts and investment to develop policies and procedures to address data privacy laws, we potentially remain exposed to liability, particularly given the continued and rapid development of privacy laws and regulations around the world and increased enforcement action. Any inability, or perceived inability, by us or our funds’ portfolio companies to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory and third-party liability, increased costs, disruption of our and our funds’ portfolio companies’ business and operations and loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us and our funds’ portfolio companies to comply with such laws and regulations continues to increase.

The withdrawal of the U.K. from the EU could have a range of adverse consequences for us, our funds or our funds’ portfolio companies.

Brexit has impacted our European operations. TPG Europe is authorized and regulated in the U.K. as an investment firm by the FCA and is permitted to carry on certain regulated activities, acting as a sub-advisor mainly to our U.S. operations. Prior to the end of the transition period, TPG Europe benefitted from access to the cross-border services “passport” under the European Markets in Financial Instruments Directive (the “MiFID Passport”). The MiFID Passport allowed U.K. regulated firms such as TPG Europe to provide regulated services

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EEA member states without needing to be separately authorized or licensed in each jurisdiction. The MiFID Passport ceased to be available to TPG Europe at the end of the above-described transition period and, where relevant, it must now operate on a cross-border basis pursuant to licensing exemptions. In light of the continuing uncertainty surrounding Brexit, there can be no assurance that any renegotiated laws or regulations will not have an adverse impact on TPG Europe and its operations.

Risks Related to Taxation

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure is also subject to on-going future potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our structure and transactions undertaken by us depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.

You should also be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS and the U.S. Department of the Treasury, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. For example, it is possible that future legislation increases the U.S. federal income tax rates applicable to corporations. No prediction can be made as to whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure you that future legislative, administrative or judicial developments will not result in an increase in the amount of U.S. tax payable by us, our funds, portfolio companies owned by our funds or by investors in our Class A common stock. If any such developments occur, our business, results of operation and cash flows could be adversely affected and such developments could have an adverse effect on your investment in our Class A common stock.

Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could negatively impact our effective tax rate and tax liability.

Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. Regarding the impact of our conversion to a corporation on our income taxes, see Note 12, “Income Taxes,” to the consolidated financial statements included elsewhere in this prospectus.

Tax laws, regulations or treaties newly enacted or enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate and tax liabilities. In December 2020, the IRS released final regulations under Section 162(m), which addressed changes made by the TCJA and, among other things, extended the coverage of Section 162(m) to include compensation paid by a partnership for services performed for it by a covered employee of a corporation that is a partner in the partnership. These regulations could meaningfully reduce the amount of tax deductions available to us in 2021 and future years for compensation paid to covered employees. Further, foreign, state and local governments may enact tax laws in response to the TCJA that could result in further changes to foreign, state and local taxation and have a material adverse effect on our results of operations, financial condition and cash flow.

Moreover, the 2020 U.S. presidential and congressional elections could result in significant changes in tax law and regulations. While the likelihood and nature of any such legislation or regulations is uncertain, the Biden

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administration may pursue tax policies seeking to increase the corporate tax rate and further limit the deductibility of interest, among other things. Such changes could materially increase the taxes imposed on us or our funds’ portfolio companies.

The U.S. Congress, the Organization for Economic Co-operation and Development (the “OECD”) and other government agencies in jurisdictions in which we invest or do business remain focused on the taxation of multinational companies, such as TPG. The OECD, which represents a coalition of member countries, is contemplating changes to numerous longstanding tax principles through its base erosion and profit shifting (“BEPS”) project, which focuses on a number of issues, including profit shifting among affiliated entities in different jurisdictions, interest deductibility and eligibility for the benefits of double tax treaties. Several of the proposed measures, including measures relating to the deductibility of interest expense, local nexus requirements, transfer pricing, treaty qualification and hybrid instruments could potentially be relevant to some of our structures and could have an adverse tax impact on us, our funds, investors and/or our funds’ portfolio companies. Some member countries have been moving forward on the BEPS agenda but, because the timing of implementation and the specific measures adopted will vary among participating states, significant uncertainty remains regarding the impact of the BEPS proposals. If implemented, these and other proposals could result in increased taxes on income from our investments and increased non-U.S. taxes on our management fees. In addition, the OECD is working on a “BEPS 2.0” initiative, which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer and (ii) ensuring all companies pay a global minimum tax, and could recommend new rules in 2021. Although the timing and scope of any new provisions are currently subject to significant uncertainty, the implementation of any could negatively impact us, our funds’ portfolio companies and our investors.

Legislative changes have been proposed that would, if enacted, modify the tax treatment of partnership interests. If this or any similar legislation or regulation were to be enacted and apply to us, we could incur a substantial increase in our compensation costs and it could result in a reduction in the value of our Class A common stock.

Under the TCJA, investments must be held for more than three years, rather than the prior requirement of more than one year, for performance allocations to be treated for U.S. federal income tax purposes as capital gain. The longer holding period requirement may result in some or all of our performance allocations being treated as ordinary income, which would materially increase the amount of taxes that our employees and other key personnel would be required to pay. In January 2021, the IRS released final regulations (which generally retain the basic approach and structure of the proposed regulations published in August 2020, with certain significant revisions) implementing the performance allocation provisions that were enacted as part of the TCJA. The tax consequences of such regulations are uncertain. Although most proposals regarding the taxation of performance allocations still require gain realization before applying ordinary income rates, legislation has been introduced that would assume a deemed annual return on performance allocations and tax that amount annually, with a true-up once the assets are sold. In addition, following the TCJA, the tax treatment of performance allocations has continued to be an area of focus for policymakers and government officials, which could result in a further regulatory action by federal or state governments. For example, certain states, including New York and California, have proposed legislation to levy additional state tax on performance allocations. Tax authorities and legislators in other jurisdictions that TPG has investments or employees in could clarify, modify or challenge their treatment of performance allocations. See “—Changes in the U.S. political environment and financial regulatory changes in the United States could negatively impact our business.”

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If a TPG Operating Group partnership were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and the TPG Operating Group partnership might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that no TPG Operating Group partnership becomes a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Common Units pursuant to the Exchange Agreement or other transfers of Common Units could cause a TPG Operating Group partnership to be treated like a publicly traded partnership. From time to time, the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If any TPG Operating Group partnership were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and the TPG Operating Group partnership, including as a result of our inability to file a consolidated U.S. federal income tax return with the TPG Operating Group partnership. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of the TPG Operating Group partnership’s assets) were subsequently determined to have been unavailable.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, business strategy and plans and objectives of management for future operations, including, among other things, statements regarding the Reorganization, the consummation of this offering, expected growth, future capital expenditures, fund performance and debt service obligations, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, including, but not limited to, those described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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ORGANIZATIONAL STRUCTURE

On August 4, 2021, we were formed as a Delaware limited liability company and a wholly-owned subsidiary of GP LLC. In connection with this offering, we will convert from a limited liability company to a Delaware corporation. Prior to this offering, we have had no business operations. The business of TPG is conducted through the TPG Operating Group and its consolidated subsidiaries.

Historical Ownership Structure

The TPG Operating Group is owned by certain members of management, employees, former employees, Pre-IPO Investors and other persons. Prior to the Reorganization and the closing of this offering, the partners of the TPG Operating Group consist of:

•	certain members of management, employees and former employees who hold (directly or indirectly) over 80% of the TPG Operating Group; and

•	certain Pre-IPO Investors who collectively hold (directly and indirectly) less than 20% of the TPG Operating Group.

The following diagram indicates a high-level summary of our historical ownership structure (excluding various intermediate entities) immediately preceding the Reorganization and the closing of this offering:

The Reorganization

In accordance with the Reorganization Agreement and related agreements, various actions will be taken prior to or in connection with the closing of this offering, including:

•	The TPG Operating Group (and the entities through which its direct and indirect partners hold their interests) will be restructured and recapitalized.

•	The TPG Operating Group will transfer the Excluded Assets to RemainCo and distribute the interests in RemainCo to the TPG Partner Vehicles and the Pre-IPO Investors. The Excluded Assets will

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thereafter be excluded from the TPG Operating Group, and other than with respect to certain Performance Allocation Increases for the first three years following this offering that will be retained by the TPG Operating Group and are distributable to the holders of Promote Units, we will have no rights in respect of such Excluded Assets. As we will maintain control over the respective TPG general partner entities, we will continue to consolidate those entities after the Reorganization. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Reorganization Agreement and Certain Related Agreements.”

•

The limited partnership agreements of the TPG Operating Group partnerships will be amended and restated (such amended and restated documents, the “TPG Operating Group Limited Partnership Agreements”) to create two classes of units: Common Units and Promote Units. The Common Units will be owned by us (through a wholly-owned subsidiary), the TPG Partner Vehicles and certain of our Pre-IPO Investors, and all of the Promote Units, which will represent a right to participate in certain distributions of performance allocations, will be owned by the TPG Partner Vehicles. Our wholly-owned subsidiaries will be the general partners of the TPG Operating Group partnerships. See “—The TPG Operating Group Limited Partnership Agreements.”

In addition, prior to the effectiveness of this registration statement, TPG Partners, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to TPG Partners, Inc.

Certain Additional Transactions Effected in Connection with the Offering

•

We and certain of our subsidiaries will each convert from a limited liability company to a corporation under Delaware law. We will file our certificate of incorporation to, among other things, provide for Class A common stock, nonvoting Class A common stock and Class B common stock. See “Description of Capital Stock.”

•	We will sell shares of our Class A common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

•

We intend to use approximately $            million of the net proceeds of this offering to acquire                 newly issued Common Units in a primary contribution at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering (or $            million if the underwriters exercise their option to purchase additional shares in full) and such amount shall be allocated among the TPG Operating Group partnerships based on their relative fair market values as determined by the general partner of the TPG Operating Group partnerships, such that (i) one Common Unit (comprising a single common unit issued by each of the three TPG Operating Group partnerships) will be exchangeable for cash equal to the value of one share of Class A common stock from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) (or, at our election, for one share of our Class A common stock or in certain cases one share of our nonvoting Class A common stock) and (ii) the Class B common stock corresponding to such exchangeable Common Unit will be redeemed for its par value upon an exchange of a Common Unit. If the underwriters exercise their option to purchase additional shares of Class A common stock, we would use the additional net proceeds to acquire additional newly issued units of the TPG Operating Group partnerships.

•

We intend to use approximately $            million of the net proceeds of this offering to purchase Common Units from certain existing owners of the TPG Operating Group (none of whom is an active TPG partner or Founder) at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Certain of our Pre-IPO Investors will exchange their directly or indirectly held Common Units for newly-issued Class A common stock or nonvoting Class A common stock. In some cases, these exchanges will be effected by transferring the stock of a corporation that owns Common Units to us (or our subsidiary).

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•

We will issue to each person (other than TPG Partners, Inc. and our wholly-owned subsidiaries) that owns a Common Unit one share of Class B common stock for each Common Unit held by such person. The Class B common stock will have voting rights but no economic rights.

•

We will adopt the Omnibus Plan (as defined herein) pursuant to which commitments have been made to grant RSU awards to certain of our people with respect to an aggregate of                shares of our Class A common stock. These awards will be granted after the offering has closed and will generally vest in four annual installments beginning on the first anniversary of this offering, subject to the recipient’s continued provision of services to the Company or its affiliates through the vesting date. See “Executive and Director Compensation—Equity-Based Compensation Following the Offering—Omnibus Equity Incentive Plan Commitments.”

•

We, one or more of our wholly-owned subsidiaries, the TPG Operating Group partnerships and the holders of outstanding Common Units will enter into the Exchange Agreement under which the holders of Common Units will have the right to have their Common Units redeemed by the issuing TPG Operating Group partnerships once each quarter in exchange for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). Additionally, in the event of a redemption request by a holder of Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. When a Common Unit is so exchanged, a corresponding share of our Class B common stock will automatically be redeemed for its par value.

•

We will enter into the Tax Receivable Agreement with certain partners of the TPG Operating Group. The Tax Receivable Agreement will provide for payment by us (or our subsidiary) to certain such partners of 85% of certain tax benefits. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Tax Receivable Agreement.”

•

We and the TPG Operating Group partnerships will enter into the Investor Rights Agreement with the TPG Partner Vehicles and the Pre-IPO Investors to provide for certain rights and restrictions after the offering. See “—Investor Rights Agreement.”

Our Class B Common Stock

For each Common Unit owned by anyone other than us, we will issue to the holder of such unit one corresponding share of our Class B common stock. Immediately following the closing of this offering, we will have                outstanding shares of Class B common stock held of record by                stockholders. Each share of our Class B common stock will entitle its holder to ten votes per share until the Sunset becomes effective but carry no economic rights. After the Sunset becomes effective, each share of Class B common stock will entitle its holder to one vote. Each Common Unit (other than those owned by us) and a corresponding share of Class B Common Stock will only be transferred together, such that when a holder exchanges a Common Unit (comprising unitary interests issued by each of the three TPG Operating Group partnerships) for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, a share of Class A common stock, the Class B common stock corresponding to such exchangeable Common Unit will be redeemed for its par value. See “—Voting Rights of Class A Common Stock and Class B Common Stock.”

Because the Sunset may not take place for some time, it is expected that the Class B common stock will continue to entitle its holders to ten votes per share, and the Class B stockholders will continue to exercise voting control over the Company, for the near future. The Class B stockholders will initially have    % of the combined voting power of our common stock (or    % if the underwriters exercise their option to purchase additional shares

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of Class A common stock in full). When a Common Unit is exchanged in accordance with the Exchange Agreement, the associated share of our Class B common stock will automatically be redeemed for its par value.

After the closing of this offering and the Reorganization, the TPG Partner Vehicles indirectly through TPG Group Holdings will own approximately    % of the Common Units immediately following this offering (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and GP LLC will have acquired the entity that serves as the general partner of TPG Group Holdings. GP LLC initially will be owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. GP LLC initially will, prior to the Sunset, have the right to vote our Class B common stock held by TPG Group Holdings and, therefore, will have approximately    % of the combined voting power of our common stock. Therefore, GP LLC will be able to exercise control over almost all such matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions. Upon the Sunset, assuming TPG Group Holdings owns the same number of shares of Class B common stock as at the consummation of this offering, TPG Group Holdings would own approximately    % of the combined voting power of our common stock.

Our current partners believe that the contributions of the current ownership group and management team have been critical in the TPG Operating Group’s growth to date. We have a history of employee equity participation and believe that this practice has been instrumental in attracting and retaining a highly experienced team and will continue to be an important factor in maximizing long-term stockholder value following this offering. We believe that ensuring that our key decision-makers will continue to guide the direction of the TPG Operating Group will result in a high degree of alignment with our stockholders and that issuing to our continuing ownership group the Class B common stock with ten votes per share will help maintain this continuity for up to five years following this offering, at which time, each share of our common stock will be entitled to one vote per share. We believe that this period of time will provide for a stable transition toward corporate governance that most public companies follow. See “Management—Founder Succession and Governance Transition.”

Our Class A Common Stock

We expect to issue a class of voting shares of Class A common stock to the public and certain holders of Common Units who exchange their units for common stock in connection with the offering. We will have                 shares of Class A common stock outstanding after the offering to which this prospectus relates (or                shares if the underwriters exercise their option to purchase additional shares in full), including                  shares of Class A common stock to be sold pursuant to this offering (or                shares if the underwriters exercise their option to purchase additional shares in full). The 100 shares of Class A common stock issued by us in connection with our initial capitalization will be redeemed by us for par value concurrently with the consummation of this offering.

Our Nonvoting Class A Common Stock

We expect to issue a class of nonvoting shares of Class A common stock to certain Pre-IPO Investors who elect to exchange their Common Units for common stock. All of the outstanding shares of nonvoting Class A common stock will automatically convert into shares of voting Class A common stock on a one-for-one basis upon any transfer by such investors of nonvoting Class A common stock to a third party as and when permitted by the Investor Rights Agreement. See ‘’—Investor Rights Agreement” below.

We will have                shares of nonvoting Class A common stock outstanding after the offering to which this prospectus relates, including                shares of nonvoting Class A common stock to be issued to certain Pre-IPO Investors in the Reorganization upon exchange of a corresponding number of their Common Units.

The Class A common stock and nonvoting Class A common stock outstanding will represent 100% of the rights of the holders of all classes of our outstanding common stock to share in distributions from us; however, in

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connection with a distribution upon our liquidation, dissolution or winding up, Class B stockholders will have a right to receive the aggregate par value of the shares of Class B common stock that they hold at such time.

Post-Offering Holding Company Structure

This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The Up-C approach provides the existing partners with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for the public company and economic benefits for the existing partners when they ultimately exchange their pass-through interests for shares of Class A common stock. See “—Tax Receivable Agreement.”

We will be a holding company and, following this offering, our only business will be to act as the sole stockholder of the corporation that will own and control the entities serving as general partner of the TPG Operating Group, and our only material assets will be units representing approximately    % of the Common Units (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 100% of the interests in certain intermediate holding companies. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we will indirectly control all of the TPG Operating Group’s business and affairs. We will consolidate the financial results of the TPG Operating Group and will report a redeemable other non-controlling interest related to the interests held by the continuing partners in our consolidated financial statements.

Certain of the TPG Operating Group’s unitholders will sell their Common Units to us (or one of our wholly-owned subsidiaries) at a per-unit price equal to the price paid by the underwriters for shares of our Class A common stock in this offering.

Pursuant to the Exchange Agreement, each Common Unit (not held by us or our direct or indirect wholly-owned subsidiaries) will be exchangeable for cash equal to the value of one share of Class A common stock from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for one share of our Class A common stock (or, in certain cases, for shares of nonvoting Class A common stock). When a Common Unit is exchanged, a corresponding share of our Class B common stock will automatically be redeemed for its par value.

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The diagram below illustrates our anticipated ownership structure immediately after the consummation of the Reorganization and this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

(1)

RemainCo is omitted from the structure chart and will be (directly or indirectly) owned by TPG Partner Holdings and the Pre-IPO Investors with    % and    % economics of RemainCo, respectively, following the Reorganization and this offering. Intermediate holding companies that are not material in the context of this offering are omitted from the structure chart.

(2)

GP LLC will initially be owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. GP LLC owns the entity that serves as the general partner of the entity that will hold    % of the shares of Class B common stock outstanding immediately following this offering. Each share of Class B common stock will entitle its holder to ten votes per share until the Sunset becomes effective but carry no economic rights. As a result, GP LLC initially will, prior to the Sunset, have the ability to vote such shares of Class B common stock and, by extension, will initially control approximately    % of the combined voting power of our common stock. After the Sunset becomes effective, each share of Class B common stock will entitle its holder to one vote, and GP LLC will no longer have the right to vote shares on behalf of the partnerships for which it serves as general partner, with such votes instead being passed through to the applicable partners. The TPG Partner Vehicles will also hold all of the Promote Units issued by the TPG Operating Group. These Promote Units will represent a right to participate in certain distributions of performance allocations.

(3)	Consists of three limited partnerships. One unit of the TPG Operating Group represents one unit of each of such three limited partnerships.

Subject to the availability of net cash flow at the TPG Operating Group, under the TPG Operating Group Limited Partnership Agreements, the TPG Operating Group partnerships will distribute to us and the other holders of Common Units pro rata cash distributions for the purposes of funding tax obligations in respect of the taxable income and capital gain that is allocated to the partners of the TPG Operating Group and our obligations to make payments under the Tax Receivable Agreement. In addition, the TPG Operating Group will reimburse us for corporate and other overhead expenses.

Assuming the TPG Operating Group makes distributions to its partners in any given year, the determination to pay dividends, if any, to our Class A stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not

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pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our excess distributions, even if the TPG Operating Group makes such distributions to us.

The TPG Operating Group Limited Partnership Agreements

Following the Reorganization, our business will be operated through the TPG Operating Group and its consolidated subsidiaries. The operations of the TPG Operating Group, and the rights and obligations of its partners, are set forth in the limited partnership agreements for the TPG Operating Group partnerships, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. The following is a description of certain terms of the TPG Operating Group Limited Partnership Agreements. See “Certain Relationships and Related Party Transactions—Proposed Transactions—The TPG Operating Group Limited Partnership Agreements.”

Economic Rights of Partners

After the closing of this offering, the holders of our Class A common stock (indirectly through us), the holders of nonvoting Class A common stock (indirectly through us) and the holders of Common Units (other than us) will hold approximately    %,    % and    %, respectively, of the Common Units in our business (or    %,    % and    %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Net profits and net losses of the TPG Operating Group not attributable to the Promote Units will generally be allocated on a pro rata basis in accordance with the number of Common Units held by such holder; however, under applicable tax rules, the TPG Operating Group will be required to allocate taxable income disproportionately to its partners in certain circumstances. It is intended that distributions by the TPG Operating Group will be made to each of its partners in an amount to enable each partner to pay all applicable taxes on taxable income allocable to such partner and to allow us to make payments under the Tax Receivable Agreement. In addition, the TPG Operating Group will reimburse us for corporate and other overhead expenses. However, the TPG Operating Group may not make distributions or payments to its partners if doing so would violate any agreement to which it is then a party (which we do not expect to be the case upon the closing of this offering and the Reorganization).

Voting Rights of Partners

After the Reorganization, we will indirectly own the entities serving as the general partner of the TPG Operating Group partnerships. In our capacity as such owner, we will indirectly control all of the TPG Operating Group’s business and affairs.

Coordination with the TPG Operating Group

At any time we issue a share of our Class A common stock for cash, (i) the net proceeds received by us will be promptly transferred to the TPG Operating Group, and the TPG Operating Group partnerships will issue to us a Common Unit, or (ii) we will acquire a Common Unit from an existing holder. If at any time we issue a share of our Class A common stock pursuant to our equity plan or otherwise, we will contribute to the TPG Operating Group all of the proceeds that we receive (if any) and the TPG Operating Group partnerships will issue to us an equal number of Common Units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If at any time we issue a share of our Class A common stock upon an exchange of a Common Unit, described below under “—Exchange Rights,” we will retain such Common Unit. In the event that we issue other classes or series of our equity securities, the TPG Operating Group partnerships will issue to us an equal amount of equity securities of the TPG Operating Group partnerships with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we retire any shares of our Class A common stock (or our equity securities of other classes or

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series) for cash, the TPG Operating Group will, immediately prior to such retirement, redeem an equal number of Common Units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are retired. In addition, Common Units, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. Lastly, holders of TPG Operating Group units will be subject to certain restrictions on transfer as set forth in the Investor Rights Agreement and the limited partnership agreements for the TPG Operating Group partnerships.

Certain Tax Consequences to Us

The holders of Common Units, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the TPG Operating Group. Net profits and net losses of the TPG Operating Group not attributable to the Promote Units will generally be allocated to the holders of Common Units (including us) pro rata in accordance with the percentages of their respective Common Units held, except as otherwise required by law. Under the TPG Operating Group Limited Partnership Agreements, the TPG Operating Group will generally be required to make cash distributions to the holders of Common Units, including us, for purposes of funding their tax obligations in respect of the income of the TPG Operating Group that is allocated to them and, in our case, allowing us to make payments under the Tax Receivable Agreement. Generally, these tax distributions will be computed based on our estimate of the taxable income of the TPG Operating Group allocated to the holder of Common Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. Tax distributions will be pro rata as among holders of Common Units. See “Certain Relationships and Related Party Transactions—Proposed Transactions—The TPG Operating Group Limited Partnership Agreements.”

Voting Rights of Class A Common Stock and Class B Common Stock

Except as provided in our amended and restated certificate of incorporation or by applicable law, holders of Class A common stock and Class B common stock vote together as a single class. Each share of our Class A common stock generally will entitle its holder to one vote and each share of our Class B common stock will entitle its holder to ten votes until the occurrence of the Sunset. The nonvoting Class A common stock will have the same rights and privileges as, and will rank equally and share ratably with, and be identical in all respects as to all matters to, the Class A common stock, except that the nonvoting Class A common stock will have no voting rights other than such rights as may be required by law.

Following the Sunset, holders of Class A and Class B common stock will be entitled to one vote per share and we will cease to be a controlled company. See “Management—Controlled Company Status and Board Independence” below. The “Sunset” will occur upon the earliest of: (i) the date that is three months after the date that neither Founder continues to be a member of GP LLC; (ii) a decision by GP LLC to trigger the Sunset; (iii) the determination by either Founder to trigger the Sunset, if, following a period of more than 60 days, the requisite parties are unable to agree on the renewal of Mr. Winkelried’s employment agreement or the selection of a new CEO in the event that Mr. Winkelried ceases to serve as our CEO; and (iv) the first January 1st following the fifth anniversary of this offering. Consistent with the terms of the Sunset, it is expected that the Control Group will continue to control us until approximately the fifth anniversary of the January 1st following this offering.

Immediately following this offering, our Class B stockholders will collectively hold approximately    % of the combined voting power of our common stock (or    % if the underwriters exercise their option to purchase additional shares in full) and TPG Group Holdings will hold approximately    % of the combined voting power of our common stock (or    % if the underwriters exercise their option to purchase additional shares in full), which voting power is exercised by the Control Group as the members of GP LLC, the general partner of TPG Group

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Holdings. When a Class B stockholder exchanges their Common Units for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) (or, at our election for the corresponding number of shares of our Class A common stock or nonvoting Class A common stock), it will result in the redemption and cancellation of the corresponding number of shares of our Class B common stock in exchange for a cash payment of the par value of such shares and, therefore, will decrease the aggregate voting power of our Class B stockholders. Upon the Sunset, assuming TPG Group Holdings owns the same number of shares of Class B common stock as at the consummation of this offering, TPG Group Holdings would own approximately    % of the combined voting power of our common stock.

Investor Rights Agreement

Concurrently with the closing of this offering, we, the TPG Operating Group partnerships, the TPG Partner Vehicles and the Pre-IPO Investors will enter into the Investor Rights Agreement with respect to all Class A common stock, nonvoting Class A common stock, Class B common stock and Common Units held by the TPG Partner Vehicles and the Pre-IPO Investors. Pursuant to the Investor Rights Agreement, the TPG Partner Vehicles and the Pre-IPO Investors will be subject to certain transfer restrictions and will be provided with certain registration rights. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Investor Rights Agreement.”

Certain Rights of our Founders and our CEO Prior to the Sunset

Prior to the Sunset, our Founders (Messrs. Bonderman and Coulter) will have certain rights, consisting generally of negative consent rights over certain of the Company’s actions or strategic decisions, either with respect to senior leadership or to corporate strategy, such as formation of new committees of the board of directors (unless required by applicable law), issuance of preferred stock, material acquisitions and amendments to organizational documents of any TPG entity if such amendments are adverse to Founders’ interests. For additional information regarding the rights of our Founders and CEO, see “Management—Certain Rights of our Founders and our CEO Prior to the Sunset.”

Exchange Agreement

We, one or more of our wholly-owned subsidiaries, the TPG Operating Group partnerships and the holders of outstanding Common Units will enter into the Exchange Agreement under which the holders of the Common Units (or certain permitted transferees thereof) will have the right to have their Common Units redeemed by the issuing TPG Operating Group partnerships once each quarter in exchange for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain circumstances, for shares of nonvoting Class A common stock). Additionally, in the event of a redemption request by a holder of Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for such Common Units in lieu of such a redemption. When a Common Unit is so exchanged, a corresponding share of our Class B common stock will automatically be redeemed for its par value. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Exchange Agreement.” We may impose additional restrictions on exchanges that we determine to be necessary or advisable, including to avoid market disruption or so that none of the TPG Operating Group partnerships are treated as a “publicly traded partnership” for U.S. federal income tax purposes.

Tax Receivable Agreement

Prior to the completion of this offering, we and one or more of our wholly-owned subsidiaries will enter into the Tax Receivable Agreement with certain of our pre-IPO owners that provides for the payment by us (or our

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subsidiary) to such pre-IPO owners of 85% of the benefits, if any, that we actually realize, or we are deemed to realize (calculated using certain assumptions), as a result of the Covered Tax Benefits. Subsequent sales or exchanges of Common Units are expected to result in increases in the Covered Tax Benefits. The Covered Tax Benefits generated over time may increase and, therefore, may reduce the amount of U.S. federal, state and local tax that we would otherwise be required to pay in the future. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is our obligation and not the obligation of the TPG Operating Group. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Tax Receivable Agreement.”

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USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of                 shares of Class A common stock in this offering will be approximately $            million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional                  shares of Class A common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of                 additional shares of Class A common stock from us will be approximately $            million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use approximately $            million of the net proceeds from this offering to purchase Common Units from certain existing owners of the TPG Operating Group (none of whom is an active TPG partner or Founder) at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering. Accordingly, we will not retain any of these proceeds.

We intend to use $            million of the net proceeds from this offering to acquire                newly issued Common Units in a primary contribution at an aggregate per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering (or $            million if the underwriters exercise their option to purchase additional shares in full) and such amount shall be contributed to the TPG Operating Group partnerships based on their relative fair market values as determined by the general partner of the TPG Operating Group partnerships. We expect the TPG Operating Group to use these proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and for working capital and general corporate purposes.

Assuming no exercise of the underwriters’ option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

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DIVIDEND POLICY

The TPG Operating Group Limited Partnership Agreements generally require that pro rata cash distributions be made to holders of Common Units, including us, at certain assumed tax rates, which we refer to as “tax distributions.” Further, following this offering and subject to funds being legally available, we intend to cause the TPG Operating Group partnerships to make pro rata cash distributions to holders of Common Units, including us, that will enable us, when combined with the tax distributions we receive, to pay our taxes, make all payments required under the Tax Receivable Agreement and pay other expenses. The declaration and payment by us of any future dividends to holders of our Class A common stock will be at the sole discretion of our board of directors. We anticipate that the distribution received by us from the TPG Operating Group partnerships may, in certain periods, exceed our actual tax liabilities, obligations to make payments under the Tax Receivable Agreement and other expenses. We expect that we will use any such excess cash from time to time to pay dividends, which may include special dividends, on our Class A common stock and nonvoting Class A common stock.

Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any excess cash so accumulated. In connection with deciding whether to pay any dividend to holders of our Class A common stock and nonvoting Class A common stock, our board of directors will take into account:

•	general economic and business conditions;

•	our strategic plans and prospects;

•	our business and investment opportunities;

•	our financial condition and operating results;

•	our available cash and current and anticipated cash needs;

•	our capital requirements;

•

contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including payment obligations pursuant to the Tax Receivable Agreement) to us; and

•	such other factors as our board of directors may deem relevant.

Holders of our Class B common stock will not be entitled to cash dividends distributed by TPG Partners, Inc. Holders of Promote Units will not be entitled to cash distributions from the TPG Operating Group, except certain distributions of performance allocations received by the TPG Operating Group.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020:

•	on an actual basis;

•

on an as adjusted basis to give effect to (i) the Reorganization and (ii) the sale of                shares of our Class A common stock in this offering at an assumed public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the net proceeds received by us from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2020
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents	$858,220	$
Investments held in Trust Accounts	800,011

Total	$1,658,231	$

Total debt	$294,642	$
Redeemable equity from consolidated Public SPACs	800,011
Total equity:
Partners’ capital controlling interests	2,460,868
Class A common stock (no shares authorized, issued and outstanding, actual; shares authorized; shares issued and outstanding, as adjusted)	—
Nonvoting Class A common stock (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted)	—
Class B common stock (no shares authorized, issued and outstanding, actual; shares authorized; shares issued and outstanding, as adjusted)	—
Non-controlling interests in consolidated TPG Funds	204,548
Other non-controlling interests	2,055,286

Total partners’ capital/stockholders’ equity	4,720,702

Total capitalization	$5,815,355	$

Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $            million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $            , based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

The above table does not include:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

•	shares of Class A common stock issuable under the Omnibus Plan equal to % of shares of our Class A common stock outstanding, including:

•	shares of Class A common stock underlying RSUs committed to be issued to certain of our people pursuant to the Omnibus Plan immediately after the closing of this offering;

•	shares of Class A common stock equal to % of shares of our Class A common stock outstanding to be reserved for future issuance of awards under the Omnibus Plan;

•	shares of Class A common stock reserved for issuance upon exchange of Common Units (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering; and

•	shares of Class A common stock issuable upon the conversion of shares of nonvoting Class A common stock following transfer to a third party as and when permitted by the Investor Rights Agreement.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of our Class A common stock is in excess of the book value per share attributable to existing equity holders.

Our pro forma net tangible book value as of                  was $            , or $             per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding as of                 , after giving effect to the Reorganization and assuming that all of the holders of Common Units exchanged their Common Units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

(in thousands)
Pro forma assets	$

Pro forma liabilities	$
Pro forma book value
Less:
Goodwill

Intangible assets

Pro forma net tangible book value	$
Less:
Proceeds from offering net of underwriting discounts
Purchase of Common Units

Offering expenses

Pro forma net tangible book value as of	$

After giving effect to (i) the Reorganization, (ii) the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $            per share and (iii) the application of the net proceeds from this offering, and assuming the exchange of all Common Units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable, our pro forma net tangible book value as of                  would have been $            , or $             per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing equity holders and an immediate dilution in pro forma net tangible book value of $            per share to new investors.

The following table illustrates this dilution on a per share of Class A common stock basis, assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of	$
Increase in pro forma net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to new investors in this offering	$

The following table summarizes, on the same pro forma basis as of                 , the total number of shares of Class A common stock purchased from us, the total cash consideration paid, or to be paid, to us and the average

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

price per share paid, or to be paid, by existing equity holders and by new investors purchasing shares of Class A common stock in this offering, at an assumed initial public offering price of $            per share, before deducting the estimated underwriting discounts and commissions, assuming that all of the holders of Common Units exchanged their Common Units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	%		Amount		%
Existing equity holders			%	$			%	$
New investors

Total		100.0%			$	100.0%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value by $             , the pro forma net tangible book value per share after the Reorganization and this offering by $            , the increase per share to existing investors by $            and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase                 additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing equity holders would be     %, and the percentage of shares of our Class A common stock held by new investors would be      %.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The unaudited pro forma financial information contained in this document is subject to completion because information related to our Reorganization and this offering is not currently determinable. We intend to complete this pro forma financial information, including amounts related to the pro forma adjustments set forth in the accompanying unaudited pro forma consolidated statement of operations and unaudited pro forma consolidated statement of financial condition, at such time that we update this document and such information is available.

The following unaudited pro forma consolidated statement of financial condition as of December 31, 2020 gives pro forma effect to the Reorganization (see transactions described under “Organizational Structure”), the consummation of this offering and our intended use of proceeds therefrom after deducting the underwriting discounts and commissions and other costs of this offering, as though such transactions had occurred as of December 31, 2020. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2020 presents our consolidated results of operations giving pro forma effect to the transactions described above as if they had occurred as of January 1, 2020. The following unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosure about Acquired and Disposed Businesses.”

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of this transaction on the historical financial information of TPG. The Company’s historic operations consist of multiple consolidated entities formed to provide asset management services under a single controlling entity, TPG Group Holdings. The historical periods presented in the unaudited pro forma financial information reflect the operating results of TPG Group Holdings. Immediately following the Reorganization, the TPG Operating Group and its subsidiaries will be controlled by the same parties and as such, we will account for the Reorganization as a transfer of interests under common control. Accordingly, we will carry forward the existing value of the members’ interests in the assets and liabilities in the TPG Operating Group’s financial statements prior to this offering into our financial statements following this offering.

The unaudited pro forma consolidated statement of financial condition and unaudited pro forma consolidated statement of operations may not be indicative of the results of operations or financial position that would have occurred had the Reorganization or this offering and the related transactions, as applicable, taken place on the dates indicated, or that may be expected to occur in the future. The adjustments are described in the notes to the unaudited pro forma consolidated statement of operations and the unaudited pro forma consolidated statement of financial condition. The unaudited pro forma consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments in the “Reorganization and Other Transaction Adjustments” column principally give effect to certain of the Reorganization and other transactions described under “Organizational Structure,” including:

•

The TPG Operating Group will transfer to RemainCo certain performance allocation economic entitlements from certain of the TPG general partner entities that are defined as Excluded Assets. We will continue to consolidate these TPG general partner entities because we will maintain control and have an implicit variable interest. The impact of this adjustment is a reallocation from controlling interests to non-controlling interests.

•	The TPG Operating Group will transfer the economic entitlements associated with certain other investments that are part of the Excluded Assets.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

•

The transfer of certain investments in TPG Funds (as defined herein) results in the deconsolidation of those TPG Funds that have been consolidated in our historical combined financial statements with the exception of our Public SPACs.

•	Adjustments to sharing percentages of future profits between controlling and non-controlling interests of the TPG Operating Group related to the Specified Company Assets.

•	The deconsolidation of our former affiliate.

The pro forma adjustments in the “Offering Transaction Adjustments” column principally give effect to the consummation of this offering.

We have not made any pro forma adjustments relating to any incremental reporting, compliance, or investor relations costs that we may incur as a public company, as estimates of such expenses are not determinable.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of TPG that would have occurred had the transactions described above transpired on the dates indicated or had we operated as a public entity during the periods presented or for any future period or date. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our future or actual results of operations or financial condition had the Reorganization and offering transactions described under “Organizational Structure” and the other transactions described above occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Unaudited Pro Forma Consolidated Statement of Financial Condition

As of December 31, 2020

(in thousands)	TPG Group Holdings Historical	Reorganization and Other Transaction Adjustments		As Adjusted Before Offering	Offering Transaction Adjustments		TPG Partners, Inc. Pro Forma
Assets
Cash and cash equivalents	$858,220	$(39,548)	(1)	$683,672		(5)
		(75,000)	(1)
		(60,000)	(3)	—
Restricted cash	13,135	—		13,135
Due from affiliates	108,552	—		108,552
Investments	4,546,243	(638,133)	(1)	3,908,110
Right-of-use assets	179,600	—		179,600
Other assets, net	129,299	—		129,299		(8)
Assets of consolidated TPG Funds and Public SPACs:
Cash and cash equivalents	3,705	(2,476)	(1)	1,229
Investment held in Trust Accounts	800,011	—		800,011
Investments	243,361	(243,361)	(1)	—
Due from affiliates	1,033	(1,033)	(1)	—
Due from counterparty	110,482	(110,482)	(1)	—
Other assets, net	6,910	(6,350)	(1)	560

Total assets	$7,000,551	$(1,176,383)		$5,824,168

Liabilities, redeemable equity and equity
Liabilities
Accounts payable and accrued expenses	$67,894	$—		$67,894
Due to affiliates	463,385	(119,777)	(1)	343,608
Secured borrowings, net	244,642	—		244,642
Senior unsecured term loan	—	250,000	(3)	250,000
Revolving credit facility to affiliate	50,000	—		50,000
Accrued performance allocations compensation	—	2,031,916	(4)	2,031,916
Operating lease liability	195,987	—		195,987
Other liabilities, net	67,730	—		67,730		(8)

Liabilities of consolidated TPG Funds and Public SPACs:
Accounts payable and accrued expenses	4,057	(398)	(1)	3,659
Securities sold, not yet purchased	79,798	(79,798)	(1)	—
Due to affiliates	2,561	(2,361)	(1)	200
Due to counterparty	12,021	(12,021)	(1)	—
Derivative liabilities of Public SPACs	263,269	—		263,269
Deferred underwriting	28,000	—		28,000
Other liabilities, net	494	(494)	(1)	—

Total liabilities	1,479,838	2,067,067		3,546,905

Commitments and contingencies

Redeemable equity from consolidated Public SPACs	800,011	—		800,011
Class A common stock	—	—		—		(6)
						(9)
Class B common stock	—	—		—		(7)
Additional paid-in-capital	—	—		—		(8)
						(11)
Partners’ capital controlling interests	2,460,868	(1,080,510)	(1)	448,058
		(670,615)	(2)
		(261,685)	(3)
Retained earnings	—	—		—

Total partners’ /stockholders’ equity attributable to TPG Partners, Inc.	2,460,868	(2,012,810)		448,058
Non-controlling interests in consolidated TPG Funds	204,548	(204,548)	(1)	—
Other non-controlling interests	2,055,286	383,524	(1)	1,029,194		(9)
		670,615	(2)			(10)
		(48,315)	(3)
		(2,031,916)	(4)

Total equity	4,720,702	(3,243,450)		1,477,252

Total liabilities, redeemable equity and equity	$7,000,551	$(1,176,383)		$5,824,168

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition

1)	This adjustment relates to Excluded Assets and is made up of the following components:

Impact of changes in economics of certain TPG general partner interests in TPG funds:

The TPG Operating Group will transfer to RemainCo certain performance allocation economic entitlements from certain of the TPG general partner entities that are defined as Excluded Assets, as well as certain cash and due to affiliate amounts at the TPG Operating Group that relate to these TPG general partner entities’ economic entitlements. We will continue to consolidate these TPG general partner entities because we will maintain control and have an implicit variable interest. The impact results the transfer of $39.5 million of cash, $119.8 million of due to affiliates, and a reclassification of $424.7 million from partners’ capital to non-controlling interests and is reflected in the table below.

Transfer of other investments:

The TPG Operating Group will also transfer the economic entitlements associated with certain other investments, including our investment in our former affiliate. The impact is the transfer of $638.1 million of investments with an offsetting impact to partners’ capital totaling $538.7 million.

This does not include two of our strategic equity method investments, NewQuest and Harlem Capital, as the economics of these investments will continue to be part of the TPG Operating Group after the Reorganization.

Transfer of cash:

In conjunction with the Reorganization, the TPG Operating Group will transfer $75.0 million of cash on hand to RemainCo as a pre-IPO transaction, with an offsetting impact to partners’ capital of $63.3 million and non-controlling interests of $11.7 million.

Deconsolidation of consolidated TPG Funds:

We will transfer the TPG Operating Group’s co-investment interests in certain historically consolidated TPG Funds to RemainCo. These TPG Funds are currently consolidated and as a result of the transfer to RemainCo, will be deconsolidated because we will no longer hold a more than insignificant economic interest. This results in the exclusion of $363.7 million of assets, $95.1 million of liabilities, and $268.6 million of partners’ capital, as shown in the table below.

Impact Summary:

The amounts for the adjustments summarized above were derived based on historical financial results. The following table summarizes the pro forma impact:

(in thousands)	Excluded Assets	Deconsolidation of consolidated TPG Funds	Total
Assets
Cash and cash equivalents	$(114,548)	$—	$(114,548)
Investments	(638,133)	—	(638,133)
Assets of consolidated TPG Funds and Public SPACs:
Cash and cash equivalents	—	(2,476)	(2,476)
Investments	—	(243,361)	(243,361)
Due from affiliates	—	(1,033)	(1,033)
Due from counterparty	—	(110,482)	(110,482)
Other assets, net	—	(6,350)	(6,350)

Total assets	$(752,681)	$(363,702)	$(1,116,383)

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

(in thousands)	Excluded Assets	Deconsolidation of consolidated TPG Funds	Total
Liabilities and Partners’ Capital
Liabilities
Due to affiliates	(119,779)	2	(119,777)
Liabilities of consolidated TPG Funds and Public SPACs:
Accounts payable and accrued expenses	—	(398)	(398)
Securities sold, not yet purchased	—	(79,798)	(79,798)
Due to affiliates	—	(2,361)	(2,361)
Due to counterparty	—	(12,021)	(12,021)
Other liabilities, net	—	(494)	(494)

Total liabilities	(119,779)	(95,070)	(214,849)

Partners’ capital controlling interests	(1,026,587)	(53,923)	(1,080,510)
Non-controlling interests in consolidated TPG Funds	—	(204,548)	(204,548)
Other non-controlling interests	393,685	(10,161)	383,524

Total partners’ capital	(632,902)	(268,632)	(901,534)

Total liabilities and partners’ capital	$(752,681)	$(363,702)	$(1,116,383)

2)

This adjustment relates to the economic entitlements that will be retained by the TPG Operating Group, and the associated reallocation after the Reorganization. Specified Company Assets include certain TPG general partner entities that the TPG Operating Group will retain an economic entitlement to and will be consolidated both before and after the Reorganization. As part of the Reorganization, the sharing percentage of the associated performance allocation income will be reallocated between controlling and non-controlling interests. These performance allocations are expected to be shared as follows: (i) 20% to the TPG Operating Group Common Unit holders; (ii) generally between 65% and 75% indirectly to our partners and professionals through performance allocation vehicles and Promote Units (subject to certain exceptions); and (iii) between 10% and 15% to RemainCo, subject to certain exceptions, that will be treated as non-controlling interests. Additionally, RemainCo’s entitlement to performance allocations associated with future funds will step down over time. See “Certain Relationships and Related Party Transactions—Proposed Transactions—RemainCo Performance Earnings Agreement.”

The primary impact of this is a reallocation from controlling interests to non-controlling interests. Specifically, this adjustment reflects a reclassification of $670.6 million from partners’ capital to other non-controlling interest.

3)

Reflects additional financing the TPG Operating Group will use to declare a distribution of $310.0 million to our controlling and non-controlling interest holders and which is expected to occur prior to the Reorganization and this offering. The distribution will be made with $60.0 million of cash on hand and $250.0 million of proceeds from the senior unsecured term loan issuance. The Senior Unsecured Term Loan (as defined herein) carries an interest rate of LIBOR plus 2.25% and matures in         .

The impact of the adjustment is a $60.0 million reduction in cash, additional debt of $250.0 million and a corresponding decrease to total equity, allocated between partners’ capital and other non-controlling interests.

4)	This adjustment relates to accrued performance allocation amounts owed to our partners and professionals.

Prior to the Reorganization and this offering, the entities that comprise the consolidated financial statements of TPG Group Holdings have been partnerships or limited liability companies, and our senior professionals were part of the ownership group of those entities. As such, their share of accrued performance allocations was reflected within “other non-controlling interests” on the TPG Group Holdings consolidated statement of financial condition, as these interests existed through the individuals’ ownership interests, and the income

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

attributable to these performance allocation rights were included in “net income attributable to other non-controlling interests” on the TPG Group Holdings consolidated statement of operations. Additionally, as discussed in Note 2 above, we have adjusted the sharing percentages associated with certain performance allocations between our controlling and non-controlling interest holders, which resulted in an increase to amounts attributable to our historic non-controlling interest holders and a further increase to accrued performance allocation compensation.

After considering the impact of this adjustment and the adjustments in Note 1 and Note 2 above, as of December 31, 2020, the carrying value of these performance allocations totaled approximately $2,031.9 million. An adjustment has been recorded to reclassify this balance from other non-controlling interests to a liability on the unaudited pro forma consolidated statement of financial condition. Subsequent to the Reorganization, the amounts owed to our senior professionals will be treated as compensatory profit-sharing arrangements and reflected as a liability on our unaudited pro forma consolidated statement of financial condition.

5)

Reflects proceeds, net of underwriting discounts, of $                million from this offering based on the issuance of                shares of Class A common stock and the assumed initial public offering price of                per share (the                of the estimated offering price range set forth on the front cover of this prospectus), with a corresponding increase to total stockholders’ equity. We intend to use approximately $                of the net proceeds from this offering to purchase Common Units from certain existing owners of the TPG Operating Group (none of whom is an active TPG partner or Founder), at a per-share price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering.

6)

Reflects                 shares of Class A common stock with a par value of $0.01 outstanding immediately after this offering. This includes                 shares of our Class A common stock issued in this offering and                shares of Class A common stock received in exchange for Common Units by the holders of Common Units (other than TPG).

7)

In connection with this offering, we will issue shares of Class B common stock to the TPG Operating Group owners, other than us or our wholly-owned subsidiaries, on a one-to-one basis with the number of Common Units they own across each of the three TPG Operating Group entities. Each share of our Class B common stock will entitle its holder to ten votes. See “Our Organizational Structure—Voting Rights.”

As part of the offering and pursuant to the Exchange Agreement, each Common Unit that is not held by us or our wholly-owned subsidiaries will be exchangeable for either (i) cash equal to the value of one share of Class A common stock from a substantially concurrent public offering or private sale based on the price of our Class A common stock in such public offering or private sale; or (ii) at our election, for one share of our Class A common stock (or, in certain cases, for shares of nonvoting Class A common stock).

We are reflecting the TPG Operating Group units held by our affiliates as non-controlling interests since they relate to equity in the TPG Operating Group that is not attributable to us.

8)

We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets, net in our unaudited pro forma consolidated statement of financial condition. Upon completion of this offering, these deferred costs will be reflected as a reduction to additional paid-in capital. We also expect to incur additional costs through the completion of this offering which are reflected in other liabilities.

9)

Following this offering, we will hold approximately        % of the Common Units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 100% of the interests in certain intermediate holding companies. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we will indirectly control all of the TPG Operating Group’s business and affairs. As a result, we will continue to consolidate the financial results of the TPG Operating Group and report non-controlling interests related to the interests held by the other partners of the TPG Operating Group, which will represent a majority of the economic interest in the TPG Operating Group on our consolidated statement of financial condition. Following this

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, we will own % of the Common Units, and the other partners of the TPG Operating Group will own the remaining %.

(in thousands)	December 31, 2020
	TPG Group Holdings Historical	As Adjusted	TPG Partners, Inc. Pro Forma
Cash and cash equivalents	$858,220
Investments held in Trust Accounts	800,111

Total	1,658,231

Total debt	294,642
Redeemable equity from consolidated Public SPACs	800,011
Partners’ capital/ stockholders’ equity
Partners’ capital controlling interests	2,460,868
Class A common stock, $ par value per share, shares authorized and no shares issued and outstanding, actual; shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Class B common stock, $ par value per share, shares authorized and no shares issued and outstanding, actual; shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—
Retained earnings	—
Non-controlling interests in consolidated TPG Funds	204,548
Other non-controlling interests	2,055,286

Total equity	4,720,702

Total capitalization	$5,815,355

10)	The computation of the pro forma non-controlling interests is shown below:

(in thousands)	Offering Transaction Adjustments
Beginning partners’ capital
Proceeds from offering net of underwriting discounts
Purchase of interest in TPG Partners, Inc.
Offering expenses
Deferred taxes
Total equity

Non-controlling interest in the TPG Operating Group
Other non-controlling interests

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

11)	The computation of the pro forma additional paid in capital is below:

(in thousands)	Offering Transaction Adjustments
Reclassification of partners’ capital
Proceeds from offering net of underwriting discounts
Purchase of interest in TPG Partners, Inc.
Offering expenses
Deferred taxes
Due to affiliates for Tax Receivable Agreement
Par value of Class A common stock
Par value of Class B common stock
Other non-controlling interests

Additional paid-in capital

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Unaudited Pro Forma Consolidated Statement of Operations and Other Data

For the Year Ended December 31, 2020

(in thousands, except share and per share amounts)	TPG Group Holdings Historical	Reorganization and Other Transaction Adjustments		As Adjusted	Offering Transaction Adjustments		TPG Partners, Inc. Pro Forma
Revenues
Fees and other	$883,366	$(85,174)	(1)	$815,368
		17,176	(3)
Capital allocation-based income	1,231,472	159,840	(1)	1,391,312

Total revenues	2,114,838	91,842		2,206,680
Expenses
Compensation and benefits	522,715	(45,088)	(1)	363,930		(6),(7)
		(113,697)	(5)
Performance allocation compensation	—	721,097	(5)	721,097
General, administrative and other	260,748	(33,885)	(1)	226,863
Depreciation and amortization	7,137	(397)	(1)	6,740
Interest expense	18,993	(612)	(1)	26,194
		7,813	(4)
Expenses of consolidated TPG Funds and Public SPACs:
Interest expense	722	(722)	(1)	—
Other	7,241	(2,016)	(1)	5,225

Total expenses	817,556	532,493		1,350,049
Investment income
Income from investments:
Net gains (losses) from investment activities	(5,839)	5,839	(1)	—
Gain on deconsolidation	401,695	(401,695)	(1)	—
Interest, dividends and other	8,123	(3,114)	(1)	5,009
Investment income of consolidated TPG Funds and Public SPACs:
Net gains (losses) from investment activities	(18,691)	18,691	(1)	—
Unrealized losses on derivative liabilities of Public SPACs	(239,269)	—	(1)	(239,269)
Interest, dividends and other	5,410	(5,399)	(1)	11

Total investment income	151,429	(385,678)		(234,249)

Income before income taxes	1,448,711	(826,329)		622,382
Income tax expense	9,779	303	(1)	10,082		(8)

Net income	1,438,932	(826,632)		612,300
Less:
Net income (loss) attributable to redeemable equity in Public SPACs	(195,906)	—		(195,906)
Net income (loss) attributable to non-controlling interests in consolidated TPG Funds	(12,380)	12,380	(1)	—
Net income (loss) attributable to other non-controlling interests	719,640	8,672	(1)	381,073		(9)
		354,678	(2)
		2,677	(3)
		(1,218)	(4)
		(703,376)	(5)

Net income attributable to TPG Partners, Inc.	$927,578	$(500,445)		$427,133		(10)

Pro forma net income per share data:(11)
Weighted-average shares of Class A common stock outstanding
Basic
Diluted
Net income available to Class A common stock per share
Basic							$
Diluted							$

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Notes to the Unaudited Pro Forma Consolidated Statement of Operations and Other Data

1)	This adjustment relates to Excluded Assets and is made up of the following components:

Impact of changes in economics of certain TPG general partner interests in TPG funds:

The TPG Operating Group will transfer to RemainCo certain performance allocation economic entitlements from certain of the TPG general partner entities that are defined as Excluded Assets, as well as certain cash and amounts due to affiliates at the TPG Operating Group that relate to these TPG general partner entities’ economic entitlements. We will continue to consolidate these TPG general partner entities because we will maintain control and have an implicit variable interest. This adjustment results in a reclassification of $22.0 million from net income attributable to controlling interests to non-controlling interests and is reflected in the table below.

Transfer of other investments:

The TPG Operating Group will also transfer the economic entitlements associated with certain other investments, including our investment in our former affiliate. The impact is the exclusion of total revenues of $74.7 million, expenses of $80.0 million and investment income of $244.3 million with a reduction to net income attributable to controlling interests of $230.7 million.

This does not include two of our strategic equity method investments, NewQuest and Harlem Capital, as the economics of these investments will continue to be part of the TPG Operating Group after the Reorganization.

Deconsolidation of consolidated TPG Funds:

We will transfer the TPG Operating Group’s co-investment interests in certain TPG Funds to RemainCo. These TPG Funds are currently consolidated and as a result of the transfer to RemainCo, will be deconsolidated because we will no longer hold a more than insignificant economic interest. This results in a reduction of $2.7 million of expenses, $13.3 million of investment income, and associated impacts to income attributable to controlling and non-controlling interests, as shown in the table below.

Impact Summary:

The amounts for these adjustments were derived based on historical financial results. The following table summarizes the pro forma impact for the Excluded Assets and deconsolidated TPG Funds:

(in thousands)	Excluded Assets	Exclusion of consolidated funds	Total
Revenues
Fees and other	$(85,174)	$—	$(85,174)
Capital allocation-based income (loss)	159,840	—	159,840

Total revenues	74,666	—	74,666
Expenses
Compensation and benefits	(45,088)	—	(45,088)
General, administrative and other	(33,885)	—	(33,885)
Depreciation and amortization	(397)	—	(397)
Interest expense	(612)	—	(612)
Expenses of consolidated TPG Funds:
Interest expense	—	(722)	(722)
Other	—	(2,016)	(2,016)

Total expenses	(79,982)	(2,738)	(82,720)

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

(in thousands)	Excluded Assets	Exclusion of consolidated funds	Total
Investment income
Income from investments:
Net gains (losses) from investment activities	5,839	—	5,839
Gain on deconsolidation	(401,695)	—	(401,695)
Interest, dividends and other	(3,114)	—	(3,114)
Investment income (loss) of consolidated TPG Funds:
Net gains (losses) from investment activities	—	18,691	18,691
Interest, dividends and other	—	(5,399)	(5,399)

Total investment income	(398,970)	13,292	(385,678)

Income (loss) before income taxes	(244,322)	16,030	(228,292)
Income tax expense	303	—	303

Net income (loss)	(244,625)	16,030	(228,595)
Less:
Net income (loss) attributable to non-controlling interests in consolidated TPG Funds	—	12,380	12,380
Net income (loss) attributable to other non-controlling interests	8,103	569	8,672

Net income (loss) attributable to controlling interests	$(252,728)	$3,081	$(249,647)

2)

This adjustment relates to the economic entitlements that will be retained by the TPG Operating Group, and the associated reallocation after the Reorganization. Specified Company Assets include certain TPG general partner entities that the TPG Operating Group will retain an economic entitlement to and that will be consolidated both before and after the Reorganization. As part of the Reorganization, the sharing percentage of the associated performance allocation income will be reallocated between controlling and non-controlling interests. These performance allocations are expected to be shared as follows: (i) 20% to the TPG Operating Group Common Unit holders; (ii) between 65% and 75% indirectly to our partners and professionals through performance allocation vehicles and Promote Units, subject to certain limited exceptions; and (iii) between 10% and 15% to RemainCo, subject to certain limited exceptions, that will be treated as non-controlling interests. RemainCo’s entitlement to performance allocations associated with future funds will step down over time. See “Certain Relationships and Related Party Transactions—Proposed Transactions—RemainCo Performance Earnings Agreement.” In conjunction with allocating between 65% and 75% of performance allocations associated with the Specified Company Assets to our partners and professionals, we will reduce the amount of cash-based bonuses historically paid to these individuals as further described in Note 5 below.

The primary impact of this is a reallocation from income attributable to controlling interests to income attributable to non-controlling interests. Specifically, this adjustment reflects a reclassification of $354.7 million from net income attributable to controlling interests to net income attributable to other non-controlling interests.

3)

This amount reflects an administrative services fee that we will receive for managing the Excluded Assets to be transferred to RemainCo that will not be part of the TPG Operating Group. The fee is based on 1% of the net asset value of RemainCo.

4)

This adjustment reflects incremental interest expense related to additional financing the TPG Operating Group will use to declare a distribution of $310.0 million to our controlling and non-controlling interest holders, which is expected to occur prior to the Reorganization and this offering. The distribution will be made with $60.0 million of cash on hand and $250.0 million of proceeds from the senior unsecured

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

term loan issuance. The senior unsecured term loan carries an interest rate of LIBOR plus 2.25% and matures in .

The impact of the adjustment is an increase to interest expense of $7.8 million with a corresponding impact to net income attributable to controlling and non-controlling interest holders.

5)

Reflects the reclassification of performance allocation amounts owed to senior professionals from other non-controlling interests to performance allocation compensation. Following this offering, we intend to account for partnership distributions to our partners and professionals as performance allocation compensation expense. As described in Note 2 above, we have adjusted our performance allocation sharing percentage and in conjunction with allocating between 65% and 75% of performance allocations associated with the Specified Company Assets to certain of our people, we are reducing the amounts of cash-based bonuses and increasing the performance allocation compensation expense. The combined impact to the unaudited pro forma consolidated statement of operations is a reclass of $113.7 million from compensation and benefits to performance allocation compensation and an additional increase to performance allocation compensation of $607.4 million. Amounts have been derived based upon our historical results.

6)

Our existing partners will hold indirect interests in Common Units through TPG Partner Holdings of which                are vested and                are unvested. We intend to account for TPG Partner Holdings units as compensation expense in accordance with Accounting Standards Codification Topic 718 Compensation – Stock Compensation. The unvested TPG Partner Holdings units will be charged to compensation and benefits as they vest over the service period on a straight-line basis. The vesting periods range up to                years. See “Certain Relationships and Related Party Transactions—Proposed Transactions—The TPG Operating Group Limited Partnership Agreements.” Amounts have been derived assuming a value of $                per unit (based on the assumed initial public offering price per common unit in this offering), multiplied by the number of unvested units, expensed over the assumed service period, which ranges from                to                years. This expense is derived from awards with a total service period of five years or less of $                and a total service period of greater than five years of $                .

7)

In connection with the offering, we intend to grant to certain of our people an aggregate of approximately                RSUs that generally vest over a                period. This adjustment reflects compensation expense associated with this grant had it occurred at the beginning of the period presented.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

8)

The TPG Operating Group partnerships have been and are expected to continue to be treated as partnerships for U.S. federal and state income tax purposes. Following this offering, we will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income generated by the TPG Operating Group that will flow through to its interest holders, including us. As a result, the unaudited pro forma consolidated statement of operations reflects adjustments to our income tax expense to reflect a blended statutory tax rate of        % at TPG, which was calculated assuming the U.S. federal rates currently in effect and the statutory rates applicable to each state, local and foreign jurisdiction where we estimate our income will be apportioned. The following table summarizes the impact for the year presented:

(in thousands)	Year Ended December 31, 2020
Income before provision for income taxes
Less:
Provision for local and foreign income taxes
Net income attributable to non-controlling interest in consolidated TPG Funds
Net income attributable to other non-controlling interests
Allocable income
TPG’s economic interest in the TPG Operating Group

Income before provision for income taxes attributable to TPG

TPG blended statutory tax rate
Provision for income taxes
Less: Prior recorded provision attributable to TPG

Adjustment to provision for income taxes

9)

Prior to this offering, TPG held Common Units representing approximately    % of the Common Units and 100% of the interests in certain intermediate holding companies. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we indirectly control all of the TPG Operating Group’s business and affairs. As a result, we consolidate the financial results of the TPG Operating Group and report non-controlling interests related to the interests held by the other partners of the TPG Operating Group in our consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, TPG will own        % of the Common Units, and the other partners of the TPG Operating Group will own the remaining        %. Net income attributable to non-controlling interests will represent        % of the consolidated income before income taxes of the TPG Operating Group. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, TPG will own        % of the Common Units, the other partners of the TPG Operating Group will own the remaining        %, and net income attributable to non-controlling interests will represent        % of the consolidated income before income taxes of the TPG Operating Group. Promote Units are not included in this calculation of ownership interest.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The computation of the pro forma income attributable to non-controlling interests in the TPG Operating Group is shown below.

(in thousands)	Year Ended December 31, 2020
Income before provision for income taxes
Less:
Provision for local and foreign income taxes
Net income attributable to non-controlling interest
Allocable income
Other partners’ economic interest in the TPG Operating Group
Net income attributable to non-controlling interest in the TPG Operating Group

Less: Prior recorded income attributable to non-controlling interest in the TPG Operating Group
Adjustment to income attributable to non-controlling interest in the TPG Operating Group

10)

Pro forma basic net income per share is computed by dividing net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. The weighted-average shares outstanding excludes approximately                shares of Class A common stock reserved for issuance under the Omnibus Plan, including approximately                shares of Class A common stock issuable pursuant to RSU’s we intend to grant to certain of our people in connection with this offering as described in “Executive and Director Compensation—Equity-Based Compensation Following the Offering—Omnibus Equity Incentive Plan Commitments.” Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. The calculation of diluted earnings per share excludes Class B common stock, which may only be held by the TPG Operating Group owners other than us or our wholly-owned subsidiaries and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B Common Stock,” and are therefore not included in the computation of pro forma basic or diluted net income per share.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

11)	The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.

(in thousands, except share and per share amounts)	Year Ended December 31, 2020
Pro forma basic net income per share:
Numerator
Net income (loss)	$

Less: Net income (loss) attributable to non-controlling interest
Net income (loss) attributable to Class A common stockholders—Basic	$
Denominator
Shares of Class A common stock outstanding—Basic
Shares of Class A common stock to be issued to the direct TPG Partners, Inc. stockholders in the Reorganization
Vesting of restricted share awards issued in IPO
IPO shares required to fund distribution in excess of earnings
Weighted-average shares of Class A common stock outstanding—Basic
Basic net income per share	$

Pro forma diluted net income per share:
Numerator
Net income (loss) attributable to Class A common stockholders—Basic	$
Reallocation of net income assuming vesting of restricted share awards Net income (loss) attributable to Class A common stockholders—Diluted	$

Denominator
Weighted-average shares of Class A common stock outstanding—Basic
Vesting of restricted share awards
Weighted-average shares of Class A common stock outstanding—Diluted
Diluted net income per share:	$

In computing the dilutive effect, if any, that equity-based awards would have on earnings per share, we consider the reallocation of net income between holders of Class A common stock and non-controlling interests.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Unaudited Pro Forma Non-GAAP Financial Measures

The following table sets forth our non-GAAP and pro forma non-GAAP financial measures prior to Offering Transaction Adjustments for the year ended December 31, 2020:

(in thousands)	Non-GAAP	Pro Forma Non- GAAP
Management fees	$623,658	$623,658
Transaction, monitoring and other fees, net	49,455	49,455
Other income	42,920	54,339	(1)

Fee-Related Revenues	716,033	727,452
Compensation and benefits, net	441,245	327,549	(2)
Operating expenses, net	173,338	173,338

Fee-Related Expenses	614,583	500,887

Total Fee-Related Earnings	$101,450	$226,565

Realized performance allocations, net	313,490	40,817	(2), (3)
Realized investment income and other, net	57,231	24,530	(4)
Depreciation expense	(6,556)	(6,556)
Interest expense, net	(14,843)	(22,656)	(5)

Distributable Earnings	$450,772	$262,700

Income taxes	(9,305)	(9,305)

After-Tax Distributable Earnings	$441,467	$253,395

Notes to the Unaudited Pro Forma Non-GAAP Financial Measures

1)

The difference in other income between non-GAAP and pro forma non-GAAP financial measures is attributable to: (i) removing the other income associated with the other investments that will be transferred to RemainCo and (ii) an administrative services fee that we will receive for managing the Excluded Assets transferred to RemainCo that will not be part of TPG Operating Group. The fee is based on 1% of the net asset value of RemainCo.

2)

This adjustment reflects the reduction of our cash-based bonuses we historically paid to our partners and professionals within compensation and benefits, net. Through the Reorganization, we have increased certain of our people’s share of performance allocations associated with the Specified Company Assets from approximately 50% to between 65% and 75%. The impact of this is a decrease in compensation and benefits, net of $113.7 million.

3)

Realized performance allocations, net only include the amounts TPG Operating Group is entitled to after gross realized performance allocations has been reduced by realized performance allocation compensation and non-controlling interests. Following the Reorganization, the TPG Operating Group will receive approximately 20.0% of the future performance allocations associated with the general partner entities that we will retain an economic interest in as described in Note 2 above in the Notes to the “Unaudited Pro Forma Consolidated Statement of Operations.” This adjustment to our sharing percentage was made to allow us to reduce cash-based bonuses paid to our partners. The impact of this adjustment is a decrease of $272.7 million to realized performance allocations, net.

4)

The difference in realized investment income and other, net is related to the transfer to RemainCo of the certain other investments that make up the Excluded Assets. The TPG Operating Group will retain its interests in our strategic investments in NewQuest and Harlem Capital. This resulted in a decrease to realized investment income and other, net of $32.7 million.

5)

This difference relates to additional interest expense from new financing the TPG Operating Group will use to declare a distribution of $310.0 million to our controlling and non-controlling interest holders which is

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

expected to occur prior to the Reorganization and this offering. The distribution was made with $60.0 million of cash on hand and $250.0 million proceeds from the senior unsecured term loan issuance. The senior unsecured term loan carries an interest rate of LIBOR plus 2.25% and matures in . The impact of the adjustment is an increase to interest expense of $7.8 million.

Unaudited Pro Forma Non-GAAP Balance Sheet Measures

The following table sets forth our pro forma non-GAAP book assets, book liabilities and book value prior to Offering Transaction Adjustments as of December 31, 2020:

(in thousands)	Non-GAAP	Pro Forma Non- GAAP
Book Assets
Cash and cash equivalents	$431,182	$256,682	(1), (3)
Restricted cash	13,135	13,135
Accrued performance allocations	1,817,493	391,604	(1), (2)
Other investments	1,046,546	413,291	(1), (2)
Other assets, net	151,228	130,570	(1)

Total Book Assets	$3,459,584	$1,205,282

Book Liabilities
Accounts payable, accrued expenses and other	$249,734	129,957	(1)
Securitized borrowing, net	244,642	244,642
Senior unsecured term loan	—	250,000	(3)
Revolving credit facility to affiliate	50,000	50,000

Total Book Liabilities	544,376	674,599

Net Book Value	$2,915,208	$530,683	(4)

Notes to the Unaudited Pro Forma Non-GAAP Balance Sheet Measures

1)

The difference between non-GAAP and pro forma non-GAAP balance sheet measures relates to the transfer of Excluded Assets, which include rights to performance allocations related to certain general partner entities as described in Note 1 in the Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition. Additionally, certain of our other investments and investments into TPG Funds have been excluded, because such interests will not be part of the TPG Operating Group. Our share of accrued performance allocations will be reduced by $555.6 million and we will also transfer (i) $114.5 million of cash; (ii) $718.0 million in investments; (iii) $20.7 million of other assets, net; and (iv) $119.8 million of other liabilities to RemainCo.

2)

Following the Reorganization, the TPG Operating Group and Common Unit holders are expected to receive approximately 20.0% of the future performance allocations associated with the general partner entities that we will retain an economic interest in as described in Note 2 above in the Notes to the Unaudited Pro Forma Consolidated Statement of Financial Condition. This adjustment reduces our share of accrued performance allocations by $870.3 million and decreases our share of allocable losses by our allocable share of our investments in our Public SPACs by $84.7 million, which increases our other investments.

3)

Reflects additional financing the TPG Operating Group will use to declare a distribution of $310.0 million to our controlling and non-controlling interest holders which is expected to occur prior to the Reorganization and this offering. The distribution will be made with $60.0 million of cash on hand and $250.0 million of proceeds from the senior unsecured term loan issuance. The senior unsecured term loan carries an interest rate of LIBOR plus 2.25% and matures in . The impact of this

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

to our Pro Forma Non-GAAP assets and liabilities is a decrease of cash of $60.0 million and increase to debt of $250.0 million.

4)	Represents the impact to the net book value of the TPG Operating Group after the Reorganization adjustments.

Reconciliations to GAAP Measures

The following tables reconcile the most directly comparable financial measures calculated and presented in the Unaudited Pro Forma GAAP Statement of Operations to our Unaudited Non-GAAP Pro Forma financial measures for the year ended December 31, 2020.

($ in thousands)	Year Ended December 31, 2020
Total Pro Forma GAAP Net Income	$612,300
+ Net loss attributable to redeemable equity in Public SPACs	195,906
- Net income attributable to other non-controlling interests	(395,032)
- Unrealized performance allocations, net	(155,877)
- Unrealized investment income	(13,472)
+ Unrealized loss on derivatives	9,570

After-tax Distributable Earnings	253,395

Income tax expense	9,305

Distributable Earnings	$262,700

Realized performance allocations, net	(40,817)
Realized investment income and other, net	(24,530)
Depreciation expense	6,556
Interest expense, net	22,656

Total Pro Forma Fee-Related Earnings	$226,565

The following tables provide reconciliations of certain of Unaudited Pro Forma Consolidated Statement of Financial Condition measures to our Unaudited non-GAAP Pro Forma balance sheet measures as of December 31, 2020.

($ in thousands)	As of December 31, 2020
Total Pro Forma GAAP Assets	$5,824,168
(-) Impact of consolidated TPG Funds and Public SPACs	(801,800)
(-) Impact of other consolidated entities	(3,817,086)

Total Pro Forma Book Assets	$1,205,282

Total Pro Forma GAAP Liabilities	$3,546,905
(-) Impact of consolidated TPG Funds and Public SPACs	(295,128)
(-) Accrued performance allocation compensation	(2,031,916)
(-) Impact of other consolidated entities	(545,262)

Total Pro Forma Book Liabilities	$674,599

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in our historical financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and elsewhere in this prospectus, particularly in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Pro Forma Consolidated Financial Information and Other Data.” We assume no obligation to update any of these forward-looking statements.

Business Overview

We are a leading global alternative asset manager with approximately $108 billion in AUM as of June 30, 2021. We have built our firm through a 30-year history of successful innovation and organic growth. We have delivered superior risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy. Through our distinctive business approach and strong track record across a diversified, innovative array of investment platforms, we believe we are well-positioned to continue generating sustainable growth across our business.

Trends Affecting our Business

Our business is affected by a variety of factors, including conditions in the financial markets and economic and political conditions. Changes in global economic conditions and regulatory or other governmental policies or actions can materially affect the values of funds managed by TPG, as well as our ability to source attractive investments and completely deploy the capital that we have raised. However, we believe our disciplined investment philosophy across our diversified investment platforms and our shared investment themes focus on attractive and resilient sectors of the global economy have historically contributed to the stability of our performance throughout market cycles.

In addition to these macroeconomic trends and market factors, our future performance is heavily dependent on our ability to attract new capital, generate strong, stable returns, source investments with attractive risk-adjusted returns and provide attractive investment products to a growing investor base. We believe the following factors will influence our future performance:

•

The extent to which prospective fund investors favor alternative investments. Our ability to attract new capital is in part dependent on our current and prospective fund investors’ views of alternative investments relative to traditional asset classes. We believe that our fundraising efforts will continue to be subject to certain fundamental asset management trends, including (i) the increasing importance and market share of alternative investment strategies to fund investors of all types as fund investors focus on lower-correlated and absolute levels of return, (ii) the increasing demand for private markets from private wealth fund investors, (iii) shifting asset allocation policies of institutional fund investors in particular favoring private markets and (iv) increasing barriers to entry and growth.

•

Our ability to generate strong, stable returns on behalf of our fund investors. Our ability to raise and retain capital is significantly dependent on our track record and the investment returns we are able to generate for our fund investors. The capital we raise drives growth in our AUM, FAUM, management fees and performance fees. Although our AUM, FAUM and fee-related revenues have grown significantly since our inception and in recent years, a significant deterioration in the returns we

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

generate for our fund investors, adverse market conditions or an outflow of capital in the alternative asset management industry in general, or in the private equity segments in which we specialize, could negatively affect our future growth rate. In addition, market dislocations, contractions or volatility could adversely affect our returns in the future, which could in turn affect our fundraising abilities in the future, as both existing and prospective fund investors will consider our historical return profile in future asset allocations.

•

Our ability to source investments with attractive risk-adjusted returns. Our ability to continue to grow our revenue is dependent on our continued ability to source attractive investments and efficiently deploy the capital that we have raised. Although the capital deployed in any one quarter may vary significantly from period to period due to the availability of attractive opportunities and the long-term nature of our investment strategies, we believe that our ability to efficiently and effectively invest our growing pool of fund capital puts us in a favorable position to maintain our revenue growth over time. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, market positioning, valuation, transaction size and the expected duration of such investment opportunities. A significant decrease in the quality or quantity of potential opportunities, particularly in our core focus sectors (including technology and healthcare), could adversely affect our ability to source investments with attractive risk-adjusted returns.

•

The attractiveness of our product offerings to a broad and evolving investor base. Investors in our industry may have changing investment priorities and preferences over time, including with respect to risk appetite, portfolio allocation, desired returns and other considerations. Fund investors’ increasing desire to work with fewer managers has also resulted in heightened competition. We continue to expand and diversify our product offerings to increase investment options for our fund investors, while balancing this expansion with our goal of continuing to deliver consistent, attractive returns. Our track record of innovation and the organic incubation of new product platforms and strategies is representative of our adaptability and focus on delivering products that are in demand by our clients.

•

Our ability to maintain our competitive advantage relative to competitors. Our data, analytical tools, deep industry knowledge, culture and teams allow us to provide our fund investors with attractive returns on their committed capital as well as customized investment solutions, including specialized services and reporting packages as well as experienced and responsive compliance, administration and tax capabilities. Our ability to maintain our advantage is dependent on a number of factors, including our continued access to a broad set of private market information, access to deal flow, retaining and developing our talent, and our ability to grow our relationships with sophisticated partners.

Reorganization

In connection with this offering, we will undertake certain transactions as part of the Reorganization, including the Corporate Conversion, described in “Organizational Structure.” Following the Reorganization and this offering, we will be a holding company and our only business will be to act as the owner of the entities serving as the general partner of the TPG Operating Group partnerships and our only material assets will be Common Units representing approximately        % of the Common Units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 100% of the interests in certain intermediate holding companies. In our capacity as the sole indirect owner of the entities serving as the general partner of the TPG Operating Group partnerships, we will indirectly control all of the TPG Operating Group’s business and affairs.

In connection with the Reorganization, we will transfer to RemainCo certain economic entitlements to performance allocations from certain of the TPG general partner entities that are defined as Excluded Assets as well as cash and amounts due to affiliates at the TPG Operating Group that relate to these TPG general partner entities’ economic entitlements. We will continue to consolidate these TPG general partner entities because we

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

will maintain control and have an implicit variable interest. Additionally, we will transfer certain investments and commitments in TPG funds, and certain other investments as part of the Excluded Assets to RemainCo. The transfer of certain investments in TPG Funds will lead to the deconsolidation of those funds. We refer to the assets that we will retain an economic interest in as Specified Company Assets. See “Unaudited Pro Forma Financial Information and Other Data” which reflects the potential impact of the Reorganization.

From 2009 to May 2020, TPG and the former affiliate were in a strategic partnership in which the former affiliate served as the dedicated global credit and credit-related investing platform associated with TPG. In May 2020, TPG and our former affiliate completed a transaction to become independent, unaffiliated businesses. As part of the agreement, TPG reduced its previous interest in the former affiliate and retained a passive minority economic stake in the former affiliate. On May 1, 2020, we deconsolidated the assets, liabilities and partners’ capital of our former affiliate from the consolidated financial statements, the impact of which is disclosed on the consolidated statements of cash flows.

Basis of Accounting

TPG Group Holdings is considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering. Given the ultimate controlling partners of TPG Group Holdings will continue to control TPG Partners, Inc., who in turn will control the TPG Operating Group after the Reorganization, we will account for the acquisition of such continuing limited partners’ interests in our business, as part of the Reorganization, as a transfer of interests under common control. Accordingly, we will carry forward the existing value of such continuing limited partners’ interest in the assets and liabilities recognized in the TPG Operating Group’s financial statements prior to this offering into our financial statements following this offering.

TPG Group Holdings’ historical financial statements include the consolidated accounts of management companies, general partners of pooled investment entities and certain consolidated TPG funds, which are held in one of three holding companies (TPG Holdings I, L.P.; TPG Holdings II, L.P.; and TPG Holdings III, L.P.) (the “Holdings Companies”). The Holdings Companies are controlled by TPG Group Holdings.

When an entity is consolidated, we reflect the accounts of the consolidated entity, including its assets, liabilities, revenues, expenses, investment income, cash flows and other amounts, on a gross basis. While the consolidation of an entity does not impact the amounts of net income attributable to controlling interests, the consolidation does impact the financial statement presentation in accordance with GAAP. This is a result of the fact that the accounts of the consolidated entities being reflected on a gross basis, with intercompany transactions eliminated, while the allocable share of those amounts that are attributable to third parties are reflected as single line items. The single line items in which the accounts attributable to third parties are recorded are presented as non-controlling interests on the consolidated statements of financial condition and net income (loss) attributable to non-controlling interests on the consolidated statements of operations.

We are not required under GAAP to consolidate the majority of investment funds we advise in our consolidated financial statements because we do not have a more than insignificant variable interest. Pursuant to GAAP, we consolidate certain TPG funds and SPACs, which we refer to collectively as the “consolidated TPG Funds and Public SPACs,” in our consolidated financial statements for certain of the periods we present. Management fees and performance allocations from the consolidated TPG Funds and Public SPACs are eliminated in the consolidated financial statements. The assets and liabilities of the consolidated TPG Funds and Public SPACs are generally held within separate legal entities and, as a result, the liabilities of the consolidated TPG Funds and Public SPACs are non-recourse to us. Since we only consolidate a limited portion of our TPG investment funds, the performance of the consolidated TPG Funds and Public SPACs is not necessarily consistent with or representative of the aggregate performance trends of our TPG investment funds.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. Numerous countries, including the United States, have instituted a variety of restrictive measures to contain the viral spread, including mandatory quarantines and travel restrictions, leading to significant disruptions and uncertainty in the global financial markets. While many of the initial restrictions in the United States have been relaxed or removed, the risk of future outbreaks of COVID-19, or variants thereof, or of other public health crises remain. Further, certain public health restrictions remain in place and lifted restrictions may be reimposed to mitigate risks to public health. Even where restrictions are and remain lifted, the timing and effectiveness of vaccine distribution and other factors could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time, potentially further delaying global economic recovery.

The COVID-19 pandemic has affected, and will continue to affect, our business. We continue to closely monitor developments related to COVID-19 and assess any potential negative impacts to our business. In particular, our future results may be adversely affected by (i) decreases in the value of investments in certain industries that have been materially impacted by the COVID-19 pandemic and related governmental measures, (ii) slowdowns in fundraising activity, and (iii) reductions in our capital deployment pace. See “Risk Factors—Risks Related to Our Business—The COVID-19 pandemic caused severe disruptions in the U.S. and global economies and has impacted, and may continue to negatively impact, our business and our results of operations, financial condition and cash flow.”

Operating Segments

We operate our business as a single operating and reportable segment, which is consistent with how our CEO, who is our chief operating decision maker, reviews financial performance and allocates resources. We operate collaboratively across platforms with a single expense pool.

Key Financial Measures

Our key financial and operating measures are discussed below.

Revenues

Fees and Other. Fees and other consists primarily of (i) management and incentive fees for providing investment management services to unconsolidated funds, collateralized loan obligations and other vehicles; (ii) monitoring fees for providing services to portfolio companies; (iii) transaction fees for providing advisory services, debt and equity arrangements, and underwriting and placement services; and (iv) expense reimbursements from unconsolidated funds, portfolio companies and third-parties. These fee arrangements are documented within the contractual terms of the governing agreements and are recognized when earned, which generally coincides with the period during which the related services are performed and in the case of transaction fees, upon closing of the transaction. Monitoring fees may provide for a termination payment following an initial public offering or change of control. These termination payments are recognized in the period in which the related transaction closes.

Capital Allocation-Based Income. Capital allocation-based income is earned from the TPG funds when we have (i) a general partner’s capital interest and (ii) performance allocations which entitle us to a disproportionate allocation of investment income or loss from an investment fund’s limited partners. We are entitled to a performance allocation (typically 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These performance allocations are subject to the achievement of minimum return levels (typically 8%), in accordance with the terms set forth in the respective fund’s governing documents. We account for our investment balances in the TPG investment Funds, including performance

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member; however, we do not have control as defined by Accounting Standards Codification Topic 810-Consolidation (“ASC 810”). The Company accounts for its general partner interests in capital allocation-based arrangements as financial instruments under Accounting Standard Codification Topic 323-Investments – Equity Method and Joint Ventures (“ASC 323”) as the general partner has significant governance rights in the TPG funds in which it invests which demonstrates significant influence. Accordingly, performance allocations are not deemed to be within the scope of Accounting Standards Codification Topic 606-Revenue from Contracts with Customers (“ASC 606”).

Expenses

Compensation and Benefits. Compensation and benefits expense includes (i) base cash compensation consisting of salaries and wages, (ii) benefits and (iii) discretionary cash bonuses. Performance allocation payments in the legal form of equity made directly or indirectly to our partners and professionals are distributed pro rata based on ownership percentages in the underlying investment partnership and are accounted for as distributions on the equity held by such partners rather than as compensation and benefits expense.

General, Administrative and Other. General and administrative expenses include costs primarily related to professional services, occupancy, travel, communication and information services, and other general operating items.

Depreciation and Amortization. Depreciation and amortization of tenant improvements, furniture and equipment and intangible assets are expensed on a straight-line basis over the useful life of the asset.

Interest Expense. Interest expense includes interest paid and accrued on our outstanding debt and along with the amortization of deferred financing costs.

Expenses of consolidated TPG Funds and Public SPACs. Expenses of consolidated TPG Funds and Public SPACs consists of interest expenses and other expenses related primarily to professional services fees, research expenses, trustee fees, travel expenses and other costs associated with organizing and offering these funds.

Investment Income

Net (Losses) Gains from Investment Activities. Realized gains (losses) may be recognized when we redeem all or a portion of an investment interest or when we receive a distribution of capital. Unrealized gains (losses) result from the appreciation (depreciation) in the fair value of our investments. Fluctuations in net gains (losses) from investment activities between reporting periods are primarily driven by changes in the fair value of our investment portfolio and, to a lesser extent, the gains (losses) on investments disposed of during the period. The fair value of, as well as the ability to recognize gains from, our investments is significantly impacted by the global financial markets. This impact affects the net gains (losses) from investment activities recognized in any given period. Upon the disposition of an investment, previously recognized unrealized gains (losses) are reversed and an offsetting realized gain or loss is recognized in the period in which the investment is sold. Since our investments are carried at fair value, fluctuations between periods could be significant due to changes to the inputs to our valuation process over time.

Interest, Dividends and Other. Interest income is recognized on an accrual basis to the extent that such amounts are expected to be collected using the effective interest method. Dividends and other investment income are recorded when the right to receive payment is established.

Net (Losses) Gains from Investment Activities of consolidated TPG Funds and Public SPACs. Net gains (losses) from investment activities includes (i) realized gains (losses) from the sale of equity, securities sold and not yet purchased, debt and derivative instruments, and (ii) unrealized gains (losses) from changes in the fair value of such instruments.

Unrealized Losses on Derivative Liabilities of consolidated Public SPACs. Unrealized losses on derivative liabilities are changes in the fair value of derivative contracts entered into by our consolidated Public SPAC entities are included in current period earnings.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Interest, Dividends and Other of consolidated TPG Funds and Public SPACs. Interest income is recognized on an accrual basis to the extent that such amounts are expected to be collected using the effective interest method. Dividends and other investment income are recorded when the right to receive payment is established.

Income Tax Expense. Income tax expense consists of taxes paid or payable by our operating subsidiaries. We have been historically treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by us flows through to its partners and is generally not subject to U.S. federal or state income tax at the TPG Group Holdings level. Certain consolidated subsidiaries are subject to taxation in the U.S. (federal, state and local) and foreign jurisdictions as a result of each subsidiary’s respective entity classification utilized for tax reporting purposes. Following this offering, we will be taxed as a corporation for U.S. federal and state income tax purposes and, as a result, we will be subject to U.S. federal and state income taxes, in addition to local and foreign income taxes, with respect to our allocable share of any taxable income generated by us.

Non-controlling Interests. For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than TPG. The aggregate of the income or loss and corresponding equity that is not owned by us is included in Non-controlling Interests in the consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Key Components of our Results of Operations

Results of Operations

The following table provides information regarding our consolidated results of operations for the years presented:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Revenues
Fees and other	$883,366	$1,031,878	$847,055
Capital allocation-based income	1,231,472	955,977	556,827

Total revenues	2,114,838	1,987,855	1,403,882
Expenses
Compensation and benefits	522,715	585,254	481,832
General, administrative and other	260,748	347,400	337,100
Depreciation and amortization	7,137	8,741	11,211
Interest expense	18,993	15,532	9,318
Expenses of consolidated TPG Funds and Public SPACs:
Interest expense	722	2,265	2,105
Other	7,241	9,289	23,519

Total expenses	817,556	968,481	865,085
Investment income
Income from investments:
Net (losses) gains from investment activities	(5,839)	71,694	163,648
Gain on deconsolidation	401,695	—	—
Interest, dividends and other	8,123	18,992	11,728
Investment income of consolidated TPG Funds and Public SPACs:
Net (losses) gains from investment activities	(18,691)	75,211	15,707
Unrealized losses on derivative liabilities of Public SPACs	(239,269)	(15,300)	(31,448)
Interest, dividends and other	5,410	16,161	20,647

Total investment income	151,429	166,758	180,282

Income before income taxes	1,448,711	1,186,132	719,079
Income tax expense	9,779	5,689	8,213

Net income	1,438,932	1,180,443	710,866
Less:
Net loss attributable to redeemable equity in Public SPACs	(195,906)	(9,684)	(27,387)
Net (loss) income attributable to non-controlling
interests in consolidated TPG Funds	(12,380)	58,055	19,391
Net income attributable to other non-controlling interests	719,640	651,558	454,325

Net income attributable to controlling interests	$927,578	$480,514	$264,537

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Disaffiliation of Former Affiliate

As a result of the disaffiliation agreement with our former affiliate, effective May 1, 2020, we no longer consolidated our former affiliate and began accounting for our remaining interest as an equity method investment. Accordingly, prior to May 1, 2020, our historical financial statements include the consolidated results of our former affiliate, including its revenues, expenses and operating activities. Beginning May 1, 2020,

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

the equity earnings related to this investment are included within investment income. The impact of the deconsolidation is a key driver of certain fluctuations discussed herein when comparing the year ended December 31, 2020 to the year ended December 31, 2019.

Revenues

Revenues consisted of the following for the years ended December 31, 2020 and December 31, 2019:

	Year Ended December 31,
	2020	2019	Change	%
	($ in thousands)
Management fees	$699,492	$800,567	$(101,075)	(13%)
Transaction, monitoring and other fees, net	53,874	66,370	(12,496)	(19%)
Expense reimbursements and other	130,000	164,941	(34,941)	(21%)

Total fees and other	883,366	1,031,878	(148,512)	(14%)
Performance allocations	1,203,520	903,615	299,905	33%
Capital interests	27,952	52,362	(24,410)	(47%)

Total capital allocation-based income	1,231,472	955,977	275,495	29%

Total revenues	$2,114,838	$1,987,855	$126,983	6%

Fees and other revenues decreased by $148.5 million or 14% during the year ended December 31, 2020, compared to the year ended December 31, 2019. The decrease primarily consists of reductions in management fees of $101.1 million, incentive fees of $24.9 million and expense reimbursements and other of $34.9 million, which was partially offset by an increase of $16.7 million in transaction fees, net.

Management Fees. The reduction in management fees was driven by the deconsolidation of our former affiliate, which resulted in lower management fees of $137.9 million due to a partial year of fees earned for the year ended December 31, 2020 compared to a full-year during the year ended December 31, 2019. Partially offsetting this decrease were additional management fees earned from Rise II of $27.5 million, which held its final close in the year ended December 31, 2020 and raised a total of $2.2 billion, and TPEP of $12.2 million, which raised additional funds totaling $1.4 billion through its long-only equity strategy during the years ended December 31, 2019 and 2020.

Transaction, Monitoring and Other Fees, Net. The reduction in transaction, monitoring and other fees, net was driven by deconsolidation of our former affiliate, which resulted in lower transaction and incentive fees of $12.0 million as only a partial year was reflected during the year ended December 31, 2020 compared to a full-year during the year ended December 31, 2019.

Expense Reimbursements and Other. The reduction in expense reimbursements and other was largely driven by expense reimbursement decreases from TPG funds totaling $31.8 million and a reduction of professional services provided to TPG funds and portfolio companies of $6.3 million. This decrease was driven by certain one-time transaction cost reimbursements in the year ended December 31, 2019 of $13.3 million related to assuming the management of Evercare, partially offset by other income of $16.6 million related to operational services provided to our former affiliate.

Performance Allocations. Performance allocations increased by $299.9 million, or 33%, for the year ended December 31, 2020, compared to $903.6 million in the year ended December 31, 2019. The increase primarily resulted from realized and unrealized portfolio appreciation of 18% in the year ended December 31, 2020 compared to realized and unrealized appreciation of the portfolio of 11% in the year ended December 31, 2019 across the TPG funds.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The table below highlights performance allocations for the years ending December 31, 2020 and 2019, respectively and separates the entities listed into two categories to reflect the Reorganization: (1) TPG general partner entities from which the TPG Operating Group is expected to receive a 20% performance allocation and (2) general partner entities from which the TPG Operating Group is expected to receive any performance allocation.

	Year Ended December 31,
	2020	2019	Change	%
	($ in thousands)
TPG Operating Group Shared:
TPG VII	$541,513	$288,851	$252,662	87%
Asia VII	90,080	—	90,080	NM
Asia VI(1)	51,189	196,253	(145,064)	(74%)
THP	35,159	—	35,159	NM
TES	(3,257)	1,513	(4,770)	(315%)

Platform: Capital	714,684	486,617	228,067	47%
Growth III(1)	290,365	81,942	208,423	254%
Growth IV	102,949	—	102,949	NM
TTAD I	71,827	4,407	67,420	1,530%
TDM	12,252	11,212	1,040	9%

Platform: Growth	477,393	97,561	379,832	389%
Rise I	131,495	24,623	106,872	434%

Platform: Impact	131,495	24,623	106,872	434%
TPEP	1,426	117,675	(116,249)	(99%)

Platform: Market Solutions	1,426	117,675	(116,249)	(99%)

Total TPG Operating Group Shared:	$1,324,998	$726,476	$598,522	82%

TPG Operating Group Excluded:
TPG IV	$(21,884)	$506	$(22,390)	(4,425%)
TPG VI	(154,708)	57,248	(211,956)	(370%)
Asia IV	37	(1,979)	2,016	102%
Asia V	(10,134)	(32,628)	22,494	69%
TPG TFP	133	(26)	159	612%

Platform: Capital	(186,556)	23,121	(209,677)	(907%)
Growth II	42,472	(32,588)	75,060	230%
Growth II Gator	51,913	—	51,913	NM
Biotech II	256	9,933	(9,677)	(97%)
Biotech III	48,183	74,902	(26,719)	(36%)
Biotech IV	—	499	(499)	NM
Biotech V	253	3,842	(3,589)	(93%)
STAR	11,809	(139,028)	150,837	109%

Platform: Growth	154,886	(82,440)	237,326	288%
TREP II	17,357	51,332	(33,975)	(66%)
DASA—Real Estate	(10,486)	574	(11,060)	(1,927%)

Platform: Real Estate	6,871	51,906	(45,035)	(87%)
TSI	14,470	17,557	(3,087)	(18%)

Platform: Impact	14,470	17,557	(3,087)	(18%)
Former affiliate funds	(111,149)	166,995	(278,144)	(167%)

Other	(111,149)	166,995	(278,144)	(167%)

Total TPG Operating Group Excluded(2)	$(121,478)	$177,139	$(298,617)	(169%)

Total Performance Allocations	$1,203,520	$903,615	$299,905	33%

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

(1)

After the Reorganization, we expect to retain an economic interest in performance allocations from the Growth III and Asia VI general partner entities, which will entitle us to a performance allocation equal to 15%; however, we intend to allocate the full amount as performance allocation compensation expense. As such, net income available to controlling interest holders will be zero for each of these funds following the Reorganization.

(2)

The TPG Operating Group Excluded entities’ performance allocations will not be a component of net income attributable to TPG following the Reorganization; however, the TPG general partner entities will continue to be consolidated by us. We intend to transfer the rights to the performance allocations the TPG Operating Group historically would have received to RemainCo. As such, net income available to controlling interest holders will be zero for each of the TPG Operating Group Excluded entities. See “Unaudited Pro Forma Financial Information and Other Data” which reflects the projected impact of the Reorganization.

The increase in total performance allocations for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily generated by realized and unrealized appreciation in TPG VII, Growth II, Growth III, Growth IV, STAR and Rise I. This increase was partially offset by unrealized fair value depreciation in TPEP, Asia VI, TPG VI and former affiliate funds.

As of December 31, 2020, accrued performance allocations for Common Unit holder shared TPG general partner entities totaled $2.4 billion. As of December 31, 2020, accrued performance allocations for Common Unit holder excluded TPG general partner entities totaled $1.1 billion.

Capital Interest. Capital interest income decreased by $24.4 million, or 47%, to $27.9 million for the year ended December 31, 2020 from $52.4 million for the year ended December 31, 2019. The decrease was primarily driven from TPEP and the effect of the deconsolidation of our former affiliate. The decrease was partially offset by increased income from our investments in the Capital and Growth platforms.

Expenses

Compensation and Benefits. Compensation and benefits expense decreased by $62.5 million, or 11%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily driven by the deconsolidation of our former affiliate, which resulted in a $76.5 million reduction in compensation and benefit expenses, and decrease in one-time payments of $5.9 million, partially offset by an increase of $20.6 million in salaries and bonuses driven by an increase in headcount and bonuses.

General, Administrative and Other. General and administrative expenses decreased by $86.7 million, or 25%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The reduction was primarily due to a $80.2 million impact related to the deconsolidation of our former affiliate as well as a $6.4 million reduction in office overhead, professional fees, and travel expenses due to certain public health restrictions and travel restrictions implemented as a result of the COVID-19 pandemic.

Depreciation and Amortization. Depreciation and amortization decreased by $1.6 million, or 18%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The reduction was primarily due to the effect of the deconsolidation of our former affiliate.

Interest Expense. Interest expense increased by $3.5 million, or 22%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by an increase in gross debt outstanding during the period due to (i) amounts borrowed in March 2020 under the Revolving Credit Facility to Affiliate (as defined herein), which carries a variable interest rate of LIBOR plus 1.75%, and (ii) the full-year impact of the issuance of the 4.75% fixed-rate Series B Securitization Notes (as defined herein) in October 2019.

Expenses of consolidated TPG Funds and Public SPACs. Expenses of consolidated TPG Funds and Public SPACs decreased by $3.6 million, or 31%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily due to a reduction of professional services expenses in our consolidated Public SPAC entities and TPEP.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Net Gains from Investment Activities. Net gains from investment activities decreased by $77.5 million, or 108%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The reduction of net gain from investment activities was primarily caused by a depreciation of equity securities owned directly by TPG.

Gain on Deconsolidation. The $401.7 million gain on deconsolidation resulted from the disaffiliation of our former affiliate in May 2020 and the subsequent step-up to fair value of the retained equity method investment.

Interest, Dividends and Other. Interest, dividends and other investment gains decreased by $10.9 million, or 57%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was driven by decreases in both interest income and dividend income. The reduction of interest income of $5.4 million was primarily caused by a decreased cash balance related to the deconsolidation of our former affiliate and generally lower interest rates in the year ended December 31, 2020 compared to the year ended December 31, 2019. The reduction of dividend income of $5.4 million was primarily caused by the deconsolidation of our former affiliate.

Net (Losses) Gains from Investment Activities of consolidated TPG Funds and Public SPACs. Net losses from investment activities of consolidated TPG Funds and Public SPACs totaled $18.7 million for the year ended December 31, 2020 compared to $75.2 million in gains for the year ended December 31, 2019. The change was primarily related to the fair value changes of the underlying investments of TPEP.

Unrealized Losses on Derivative Liabilities of Public SPACs. The $239.3 million and $15.3 million unrealized loss on derivative instruments recognized during the years ended December 31, 2020 and 2019, respectively, was attributable to warrants issued by the consolidated Public SPAC entities and forward purchase agreements held by third parties. The warrants held by public investors and forward purchase agreements are treated as liability instruments rather than equity instruments and subject to mark-to-market adjustments each period. Upon the consummation of acquisitions of target companies by our Public SPACs or the wind down of a Public SPAC, the associated liability will no longer be included in our consolidated financial statements.

Interest, Dividends and Other of consolidated TPG Funds and Public SPACs. Interest, dividends and other of consolidated TPG Funds and Public SPACs decreased by $10.8 million, or 67%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decline was primarily related to the reduction of interest and dividend income in TPEP and the consolidated Public SPAC entities as a result of the generally lower interest rate environment during the year ended December 31, 2020 compared to the year ended December 31, 2019.

Income Tax Expense. Income tax expense increased by $4.1 million, or 72%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The effective tax rate during the years ended December 31, 2020 and 2019 was 0.68% and 0.48%, respectively. The increase was primarily related to a general increase in taxes paid in non-U.S. subsidiaries.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Revenues consisted of the following for the years ended December 31, 2019 and December 31, 2018:

	Year Ended December 31,
	($ in thousands)
	2019	2018	Change	%
Management fees	$800,567	$630,230	$170,337	27%
Transaction, monitoring and other fees, net	66,370	87,271	(20,901)	(24%)
Expense reimbursements and other	164,941	129,554	35,387	27%

Total fees and other	1,031,878	847,055	184,823	22%
Performance allocations	903,615	506,068	397,547	79%
Capital interests	52,362	50,759	1,603	3%

Total capital allocation-based income	955,977	556,827	399,150	72%

Total revenues	$1,987,855	$1,403,882	$583,973	42%

Fees and other revenues increased by $184.8 million or 22%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase primarily consists of $170.3 million improvement in management fees, a $2.9 million increase in monitoring fees, net, and $35.4 million of expense reimbursements, which were partially offset by a decrease of $22.8 million in transaction fees, net.

Management Fees. The $170.3 million increase in management fee for the year ended December 31, 2019 was primarily driven by a $149.0 million increase in management fees related to TPG VIII associated with its activation during the year ended December 31, 2019 and $11.5 million related to TREP III. The increase was also driven by a $39.2 million increase in management fees related to our former affiliate, partially offset by a $30.9 million decrease in management fees related to TPG VI.

Transaction, Monitoring and Other Fees, Net. The reduction in other fees, net was due to lower transaction fees and other fees related to fewer deals generating private placement fee income.

Expense Reimbursements and Other. The increase in expense reimbursements in the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily driven by a $35.4 million of increase in revenue from services provided to our portfolio companies and funds that are subject to reimbursement agreements.

Performance Allocations. Performance allocations increased by $397.5 million, or 79%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily attributable to an increase in realized and unrealized appreciation of TPG funds of 11% in the year ended December 31, 2019 compared to realized and unrealized appreciation of 6% during the year ended December 31, 2018.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The table below highlights performance allocations for the years ended December 31, 2019 and 2018, respectively, and separates the entities listed into two categories to reflect the Reorganization: (1) TPG general partner entities from which the TPG Operating Group is expected to receive a 20% performance allocation and (2) general partner entities from which the TPG Operating Group is not expected to receive any performance allocation.

	Year Ended December 31,
	2019	2018	Change	%
	($ in thousands)
TPG Operating Group Shared:
TPG VII	$288,851	$234,450	$54,401	23%
Asia VI(1)	196,253	33,103	163,150	493%
TES	1,513	4,877	(3,364)	(69%)

Platform: Capital	486,617	272,430	214,187	79%
Growth III(1)	81,942	144,653	(62,711)	(43%)
TTAD I	4,407	759	3,648	481%
TDM	11,212	—	11,212	NM

Platform: Growth	97,561	145,412	(47,851)	(33)%
Rise I	24,623	20,734	3,889	19%

Platform: Impact	24,623	20,734	3,889	19%
TPEP	117,675	11,730	105,945	903%

Platform: Market Solutions	117,675	11,730	105,945	903%

Total TPG Operating Group Shared	$726,476	$450,306	$276,170	61%

TPG Operating Group Excluded:
TPG IV	$506	$(27,621)	$28,127	102%
TPG VI	57,248	(56,952)	114,200	201%
Asia IV	(1,979)	4,727	(6,706)	(142%)
Asia V	(32,628)	(86,732)	54,104	62%
TPG TFP	(26)	18	(44)	(244%)

Platform: Capital	23,121	(166,560)	189,681	114%
Growth II	(32,588)	14,134	(46,722)	(331%)
Biotech II	9,933	3,030	6,903	228%
Biotech III	74,902	16,431	58,471	356%
Biotech IV	499	(5,045)	5,544	110%
Biotech V	3,842	—	3,842	NM
STAR	(139,028)	(24,936)	(114,092)	(458%)

Platform: Growth	(82,440)	3,614	(86,054)	(2,381%)
TREP II	51,332	48,054	3,278	7%
DASA—Real Estate	574	4,624	(4,050)	(88%)

Platform: Real Estate	51,906	52,678	(772)	1%
TSI	17,557	—	17,557	NM

Platform: Impact	17,557	—	17,557	NM
Former affiliate funds	166,995	166,030	965	1%

Other	166,995	166,030	965	1%
Total TPG Operating Group Excluded(2)	$177,139	$55,762	$121,377	218%

Total Performance Allocations	$903,615	$506,068	$397,547	79%

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

(1)

After the Reorganization, we intend to retain an economic interest in performance allocations from the Growth III and Asia VI general partner entities, which will entitle us to a performance allocation equal to 15%; however, we intend to allocate the full amount as performance allocation compensation expense. As such, net income available to controlling interest holders will be zero for each of these funds following the Reorganization.

(2)

The TPG Operating Group Excluded entities’ performance allocations will not be a component of net income attributable to TPG following the Reorganization; however, the TPG general partner entities will continue to be consolidated by us. We intend to transfer the rights to the performance allocations the TPG Operating Group historically would have received to RemainCo. As such, net income available to controlling interest holders will be zero for each of the TPG Operating Group Excluded entities. See “Unaudited Pro Forma Financial Information and Other Data” which reflects the projected impact of the Reorganization.

At the fund level, the increase in total performance allocations in the year ended December 31, 2019 was primarily attributable to the realized and unrealized appreciation in Asia V, Asia VI, TPG IV, TPG VI, TPG VII, Biotech III and TPEP. The appreciation was partially offset by the realized and unrealized depreciation in Growth II, Growth III and STAR.

As of December 31, 2019, accrued performance allocations for Common Unit holder shared TPG general partner entities totaled $1.3 billion. As of December 31, 2019, accrued performance allocations for Common Unit holder excluded TPG general partner entities totaled $1.7 billion.

Capital Interest. Capital interest income increased by $1.6 million, or 3%, to $52.4 million for the year ended December 31, 2019 from $50.8 million for the year ended December 31, 2018. The increase was driven from TRT and TPEP, partially offset by a decrease in income from our investments in the Capital and Growth platforms.

Expenses

Compensation and Benefits. Compensation and benefits expense increased by $103.4 million, or 21%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was due to higher salaries and benefits of $35.2 million and bonuses of $64.2 million, which was primarily driven by our growth in headcount and performance resulting in merit increases and growth in the business.

General, Administrative and Other. General and administrative expenses increased by $10.3 million, or 3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to increased overhead charges.

Depreciation and Amortization. Depreciation and amortization decreased by $2.5 million, or 22%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to certain intangible assets.

Interest Expense. Interest expense increased by $6.2 million, or 67%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to an increase in gross debt outstanding during the period. During the year ended December 31, 2019, average gross debt outstanding increased as a result of (i) full-year impact of the issuance of the 5.33% fixed-rate Series A Securitization Notes (as defined herein) in May 2018 and (ii) the partial-year impact of the issuance of the 4.75% fixed-rate Series B Securitization Notes (as defined herein) in October 2019.

Expenses of consolidated TPG Funds and Public SPACs. Expenses of consolidated TPG Funds and Public SPACs decreased by $14.1 million, or 55% for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to a reduction of professional services expenses in consolidated Public SPACs.

Net Gains from Investment Activities. Net gains from investment activities decreased by $92.0 million, or 56%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to a decline in the fair value change in certain SPAC related investments no longer consolidated by us.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Interest, Dividends and Other. Interest, dividends and other investment gains increased by $7.3 million, or 62%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily caused by the increase in average cash balance.

Net (Losses) Gains from Investment Activities of consolidated TPG Funds and Public SPACs. Net (losses) gains from investment activities of consolidated TPG Funds and Public SPACs increased by $59.5 million, or 379%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in net gain from investment activities of consolidated TPG Funds and Public SPACs was primarily related to the increase in fair value of the investments of TPEP.

Unrealized Losses on Derivative Liabilities. The $15.3 million and $31.4 million unrealized loss on derivative instruments of consolidated TPG Funds and Public SPACs during the years ended December 31, 2019 and 2018, respectively, was attributable to warrants issued by the consolidated SPAC entities. The warrants held by public investors are treated as liability instruments rather than equity instruments and subject to mark-to-market adjustments each period. Upon the consummation of acquisitions of target companies or the wind down of a consolidated Public SPAC, the associated liability will no longer be included on our consolidated financial statements.

Interest, Dividends and Other of consolidated TPG Funds and Public SPACs. Interest, dividends and other of consolidated TPG Funds and Public SPACs decreased by $4.5 million, or 22%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decline was primarily related to the reduction of interest income associated with consolidated Public SPAC related entities, and partially offset by an increase in dividend and other income from TPEP.

Income Tax Expense. Income tax expense decreased by $2.5 million, or 31%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The effective tax rate for the years ended December 31, 2019 and 2018 was 0.48% and 1.14%, respectively. The effective tax rate in both periods differ from the statutory rate as we are treated as a partnership and pass-through entity for income tax purposes. The decrease was primarily related to a general decrease in taxes paid in non-U.S. subsidiaries.

Non-GAAP Financial Measures

DE. DE is used to assess performance and amounts potentially available for distributions to partners. DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income. DE differs from GAAP net income computed in accordance with GAAP in that it does not include (i) unrealized performance allocations and related compensation and benefit expense, (ii) unrealized investment income, (iii) equity-based compensation expense, (iv) net income (loss) attributable to non-controlling interests in consolidated entities, or (v) certain non-cash items, such as contingent reserves.

While we believe that the inclusion or exclusion of the aforementioned GAAP income statement items provides investors with a meaningful indication of our core operating performance, the use of DE without consideration of the related GAAP measures is not adequate due to the adjustments described herein. This measure supplements GAAP net income and should be considered in addition to and not in lieu of the results of operations presented accordance with GAAP discussed further under “—Key Components of our Results of Operations—Results of Operations” prepared in accordance with GAAP.

After-tax Distributable Earnings. After-tax Distributable Earnings (“After-tax DE”) is a non-GAAP performance measure of our distributable earnings after reflecting the impact of income tax expense. We use it to assess how income tax expense effects amounts available to be distributed to our partners. After-tax DE differs from GAAP net income computed in accordance with GAAP in that it does not include the items described in the definition of DE herein; however, unlike DE it does reflect the impact of income tax expense.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

We believe that while the inclusion or exclusion of the aforementioned GAAP income statement items provides investors with a meaningful indication of our core operating performance, the use of After-tax DE without consideration of the related GAAP measures is not adequate due to the adjustments described herein. This measure supplements GAAP net income and should be considered in addition to and not in lieu of the results of operations presented in accordance with GAAP discussed further under “—Key Components of our Results of Operations-Results of Operations.”

FRE. FRE is a supplemental performance measure and is used to evaluate our business and make resource deployment and other operational decisions. FRE differs from net income computed in accordance with GAAP in that it adjusts for the items included in the calculation of DE and also adjusts to exclude (i) realized performance allocations and related compensation expense, (ii) realized investment income from investments and financial instruments, (iii) net interest (interest expense less interest income), (iv) depreciation, (v) amortization and (vi) certain non-recurring income and expenses. We use FRE to measure the ability of our business to cover compensation and operating expenses from fee revenues other than capital allocation-based income. The use of FRE without consideration of the related GAAP measures is not adequate due to the adjustments described herein.

Fee-Related Revenues. Fee-related revenues is a component of FRE. Fee-related revenues is comprised of (i) management fees, (ii) transaction, monitoring and other fees, net, and (iii) other income. Fee-related revenue differs from revenue computed in accordance with GAAP in that it excludes certain reimbursement expense arrangements. Refer to “—Reconciliation to GAAP Measures” to the comparable line items on the combined statements of operations.

Fee-Related Expenses. Fee-related expenses is a component of FRE. Fee-related expenses differs from expenses computed in accordance with GAAP in that it is net of certain reimbursement arrangements. Fee-related expenses is used in management’s review of the business. Refer to “—Reconciliation to GAAP Measures” to the comparable line items on the combined statements of operations.

Fee-related revenues and fee-related expenses are presented separately in our calculation of non-GAAP measures in order to better illustrate the profitability of our FRE. The use of fee-related revenues and FRE without consideration of the related GAAP measures is not adequate due to the adjustments described herein.

Our calculations of DE, FRE, fee-related revenue and fee-related expenses may differ from the calculations of other investment managers. As a result, these measures may not be comparable to similar measures presented by other investment managers.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The following table sets forth our total FRE and DE for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Management fees	$623,658	$588,614	$455,434
Transaction, monitoring and other fees, net	49,455	48,293	35,621
Other income	42,920	54,391	43,988

Fee-Related Revenues	716,033	691,298	535,043
Compensation and benefits, net	441,245	428,484	346,169
Operating expenses, net	173,338	193,580	217,425

Fee-Related Expenses	614,583	622,064	563,594

Total Fee-Related Earnings	$101,450	$69,234	$(28,551)
Realized performance allocations, net	313,490	285,977	324,589
Realized investment income and other, net	57,231	54,239	101,853
Depreciation expense	(6,556)	(6,419)	(7,935)
Interest expense, net	(14,843)	(4,255)	(3,242)

Distributable Earnings	$450,772	$398,776	$386,714

Income taxes	(9,305)	(5,454)	(6,222)

After-Tax Distributable Earnings	$441,467	$393,322	$380,492

Within our GAAP Results of Operations, our former affiliate is presented as an equity method investment beginning May 1, 2020 and was consolidated prior to such date. For comparability purposes across all periods presented, the historical non-GAAP financial measures presented in the table above reflect our former affiliate business as being deconsolidated and its net earnings are included within Other Income. Please refer to “—Reconciliation of GAAP Measures.”

Fee-Related Revenues

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Fee-related revenues increased by $24.7 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to higher management fees of $35.0 million and transaction, monitoring and other fees, net of $1.2 million, partially offset by a decrease in other income of $11.5 million.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Fee-related revenues increased by $156.3 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily due to higher management fees of $133.2 million, transaction, monitoring and other fees, net of $12.7 million and other income of $10.4 million.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Management Fees

The following table presents management fees in our platforms for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Capital	$333,090	$331,712	$224,300
Growth	112,584	109,554	112,167
Real Estate	70,449	72,375	60,013
Impact	63,755	43,452	35,632
Market Solutions	43,780	31,521	23,322

Total Management Fees	$623,658	$588,614	$455,434

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The increase in management fees of $35.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven from TPG VIII and THP totaling an additional $12.0 million, Growth II Gator of $7.6 million arising from the full-year effect of the fund during the year ended December 31, 2020, $4.1 million in TTAD I, fees earned from TPEP of $12.2 million, and $32.7 million from closing of Rise II and Evercare during the year ended December 31, 2019. This was offset by lower management fees of $0.6 million related to the step down from TREP II following the closing of TREP III in 2018 as well as $12.1 million from Rise I, $4.6 million from Asia VII, $7.4 million from Growth II and $6.7 million from Growth IV.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The increase in management fees of $133.2 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily driven by management fees earned from TPG VIII of $117.8 million and THP of $31.2 million, which both activated during the year ended December 31, 2019, the assumption of the management of Evercare in the year ended December 31, 2019, which generated $6.6 million in management fees, TREP III of $11.5 million driven by the full-year effect of the fund, which was activated in the year ended December 31, 2018, TPEP of $8.5 million, driven by an increase in FAUM (as defined herein) due to the launch of the long-only fund in the year ended December 31, 2019, and $2.7 million increase in fees earned from TTAD I driven from the full-year effect of the fund, which was activated in 2018. The increase was partially offset by a reduction of management fees earned from TPG VI of $28.6 million and TPG VII of $12.3 million, primarily due to the step down following the closing of TPG VIII.

Transaction, Monitoring and Other Fees, Net

The following table presents transaction, monitoring and other fees, net in our platforms for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Market Solutions	$35,678	$10,095	$8,061
Capital	11,091	23,381	17,063
Impact	3,809	5,587	2,400
Real Estate	350	8,651	8,216
Growth	(1,473)	579	(119)

Total Transaction, Monitoring and Other Fees, Net	$49,455	$48,293	$35,621

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The increase in transaction, monitoring and other fees, net of $1.2 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was attributable to the Market Solutions platform as a result of higher levels of participation by our broker-dealer in the debt and equity capital markets activities of our portfolio companies during the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was offset by decreased monitoring fees earned from portfolio companies of the Capital platform and incentive fees earned from the Real Estate platform.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The increase in transaction, monitoring and other fees, net of $12.7 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 resulted from increased other fees generated by portfolio companies of the Capital platform and higher transaction fees from the Impact platform related to the assumption of the management of Evercare during the year ended December 31, 2019.

Other Income

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Former affiliate funds	$34,204	$48,320	$41,347
Other investments	7,186	3,815	1,166
Other income	1,530	2,256	1,475

Total Other Income	$42,920	$54,391	$43,988

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The decrease in other income of $11.5 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was primarily driven by reduced economics from our investment in our former affiliate, partially offset by reimbursements for operational services provided to our former affiliate and an increase in income from our other investments.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The increase in other income of $10.4 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 was primarily driven by increased income from our investment in our former affiliate and other investments as well as reimbursements for operational services provided to our former affiliate.

Fee-Related Expenses

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Fee-related expenses decreased by $7.5 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was primarily comprised of reduced operating expenses, net of $20.3 million, partially offset by increased compensation and benefits, net of $12.8 million.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Fee-related expenses increased by $58.5 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to higher compensation and benefits, net of $82.3 million, partially offset by decreased operating expenses, net of $23.8 million.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Compensation and Benefits, Net

The following table presents compensation and benefits, net for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Salaries	$158,967	$152,513	$133,204
Bonuses(1)	278,059	262,394	202,790
Benefits and other	60,980	66,824	50,646
Reimbursements	(56,761)	(53,247)	(40,471)

Total Compensation and Benefits, Net	$441,245	$428,484	$346,169

(1)

Includes bonus compensation of $113.7 million, $113.2 million and $76.9 million during the years ended December 31, 2020, 2019 and 2018, respectively, for TPG senior professionals that we anticipate being paid as performance allocation rather than discretionary bonus after this offering.

The increase in compensation and benefits, net of $12.8 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, and $82.3 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to an increase in salaries from growth in headcount and merit. Bonuses increased as a result of merit and growth in fee-related revenues, partially offset by increased compensation reimbursements related to services provided to certain funds and portfolio companies.

Operating Expenses, Net

Operating expenses, net includes general and administrative expenses as well as reimbursements for professional services and travel expenses related to investment management and advisory services provided to TPG funds and monitoring services provided to our portfolio companies in the amounts of $14.8 million, $14.3 million and $9.5 million during the years ended December 31, 2020, 2019 and 2018, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The decrease in operating expenses, net of $20.3 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the amount of certain reimbursable expenses. Additionally, there was a decrease in travel and overhead related expenses as a result of the COVID-19 pandemic. These decreases were partially offset by a higher level of professional fees and other administrative costs in connection with the growth of the business.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The decrease in operating expense net of $23.8 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to lower professional fees stemming from fund reimbursements we received related to the assumption of management of Evercare during the year ended December 31, 2019.

Realized Performance Allocations, Net

Realized performance allocations, net include gross realized performance allocations of $607.2 million, $578.8 million and $649.9 million and net of realized performance allocations to TPG affiliated partners of $293.7 million, $292.9 million and $325.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The following table presents realized performance allocations, net from our platforms for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Capital	$178,317	$82,097	$235,283
Growth	79,138	89,088	61,938
Market Solutions	51,272	111,128	5,392
Real Estate	4,763	3,664	21,976

Total Realized Performance Allocations, Net	$313,490	$285,977	$324,589

Realized performance allocations, net of $313.5 million for the year ended December 31, 2020 were largely generated from realizations in the Capital platform, including TPG VI for $53.2 million and TPG VII for $105.2 million, the Growth platform, including Growth II for $58.8 million, and TPG PACE within the Market Solutions platform. The realized performance allocation mainly consisted of amounts from portfolio companies including WellSky, LLamasoft, IQVIA Holdings, Inc. (NYSE: IQV), Uber (NYSE: UBER) and Adare Pharmaceuticals.

Realized performance allocations, net of $286.0 million for the year ended December 31, 2019 were largely generated from realizations in the Capital platform, including TPG VI for $20.4 million and Asia V for $53.5 million, the Growth platform, including Growth II for $82.9 million and TPG PACE within the Market Solutions platform. The realized performance allocation mainly consisted of amounts from portfolio companies including IQVIA Holdings, Inc. (NYSE: IQV), Lenta (LSE: LNTA), Transporeon, Nexeo Solutions (NASDAQ: NXEO) and McAfee Corp (NASDAQ: MCFE).

Realized performance allocations, net of $324.6 million for the year ended December 31, 2018 were largely generated from realizations in the Capital platform, including TPG VI for $165.3 million, the Growth platform, including Growth II for $24.5 million and Growth III for $37.4 million and the Real Estate platform, including DASA—Real Estate for $18.4 million. The realized performance allocation mainly consisted of amounts from portfolio companies including Sabre Corporation (NASDAQ: SABR), IQVIA Holdings, Inc. (NYSE: IQV), Eze Software Group, FleetPride and Vishal Megamart.

Realized Investment Income and Other, Net

The following table presents realized investment income and other, net for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Other investments	$32,276	$45,320	$53,563
Investments in TPG funds	32,215	26,554	42,715
Non-recurring income (expense)	(7,260)	(17,635)	5,575

Realized Investment Income and Other, Net	$57,231	$54,239	$101,853

The increase in realized investment income and other, net of $3.0 million for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the reduced transaction expenses in non-recurring income (expense), net of $10.4 million as well as realizations from our investments in the Capital platform. The increases were offset by a decrease in other investments related to the disaffiliation of our former affiliate.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The decrease in realized investment income and other, net of $47.6 million for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to less income earned from our hedge funds in 2019 compared to 2018 as well as a decrease in income earned from our investments in the Capital platform. The decrease in other income (expense), net relates to non-recurring costs surrounding our disaffiliation with our former affiliate, severance costs and a tax settlement occurring during the year ended December 31, 2019. In addition, 2018 includes proceeds received from the sale of an insurance policy.

Depreciation

Depreciation expense was consistent between the year ended December 31, 2020 and 2019, respectively. There were no significant purchases or disposals that occurred during the year.

Depreciation expense decreased by $1.5 million, or 19%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 as there was no significant activity in the period.

Interest Expense, Net

The following table presents interest expense, net for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Interest Expense	$18,343	$13,474	$9,052
Interest (Income)	(3,500)	(9,219)	(5,810)

Interest Expense, Net	$14,843	$4,255	$3,242

The increase in interest expense, net during the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due an increase in interest expense as a result of incremental debt outstanding following borrowings under the Revolving Credit Facility to Affiliate in March 2020 and the issuance of the Series B Securitization Notes in October 2019 as well as a decrease of interest income due to lower interest-earning cash balances and generally lower returns earned on cash balances.

The increase in interest expense, net for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to the impact of an entire year of interest expense following the issuance of the Series A Securitization Notes in May 2018. The increase in interest expense was partially offset by an increase of interest income related to an increase in average cash balance during the year ended December 31, 2019 relative to the year ended December 31, 2018.

Distributable Earnings

The increase in DE for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to higher FRE, realized performance allocations, net and realized investment income and other, net, partially offset by an increase in net interest expense.

The increase in DE for the year ended December 31, 2019 compared to the year ended December 31, 2018 was driven by higher FRE and realized investment income and other, net offset by a decline in realized performance allocations, net.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Income Taxes

The increase in income taxes for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to higher income generated by our consolidated foreign subsidiaries.

The decrease for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to reduced income generated by our consolidated foreign subsidiaries.

Reconciliation to GAAP Measures

The following tables reconcile the most directly comparable financial measures calculated and presented in accordance with GAAP to non-GAAP financial measures for the year ended December 31, 2020, 2019 and 2018:

Revenue

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
GAAP Revenue	$2,114,838	$1,987,855	$1,403,882
Capital-allocation income	(1,231,472)	(955,977)	(556,827)
Deconsolidation of former affiliate	(82,186)	(239,704)	(209,235)
Expense reimbursements	(130,000)	(164,941)	(129,554)
Investment income and other	44,853	64,065	26,777

Fee-Related Revenue	$716,033	$691,298	$535,043

Expenses

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
GAAP Expenses	$817,556	$968,481	$865,085
Depreciation and amortization expense	(7,137)	(8,741)	(11,211)
Interest expense	(18,993)	(15,532)	(9,318)
Expenses related to consolidated TPG Funds and Public SPACs	(7,963)	(11,554)	(25,624)
Deconsolidation of former affiliate	(48,036)	(139,616)	(125,796)
Expense reimbursements	(130,000)	(164,941)	(129,554)
Non-recurring expenses and other	9,156	(6,033)	12

Fee-Related Expenses	$614,583	$622,064	$563,594

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Net Income

	Year Ended December 31,
	2020	2019	2018
	($ in thousands)
Net Income	$1,438,932	$1,180,443	$710,866
+ Net loss attributable to redeemable interests in Public SPACs	195,906	9,684	27,387
+/- Net income (loss) attributable to non-controlling interests in consolidated TPG Funds	12,380	(58,055)	(19,391)
- Net income attributable to other non-controlling interests	(548,504)	(561,189)	(406,817)
- Gain on deconsolidation	(401,695)	—	—
+/- Unrealized performance allocations	(267,432)	(153,009)	81,703
- Unrealized investment income	(20,009)	(36,915)	(16,511)
+ Unrealized loss on derivatives	21,056	1,530	2,271
+ Proceeds from sale of non-controlling interests	10,833	10,833	10,833
+/- Non-recurring items	—	—	(9,849)

After-tax Distributable Earnings	$441,467	$393,322	$380,492

+ Income taxes	9,305	5,454	6,222

Distributable Earnings	$450,772	$398,776	$386,714

- Realized performance allocations, net	(313,490)	(285,977)	(324,589)
- Realized investment income and other, net	(57,231)	(54,239)	(101,853)
+ Depreciation expense	6,556	6,419	7,935
+ Interest expense, net	14,843	4,255	3,242

Fee-Related Earnings	$101,450	$69,234	$(28,551)

Operating Metrics

We monitor certain operating metrics that are common to the asset management industry and that we believe provide important data regarding our business. The following operating metrics do not include those of our former affiliate or other investments that will not be included in the TPG Operating Group.

Assets Under Management

AUM represents the sum of (i) fair value of the investments and financial instruments held by our TPG funds managed by us, plus the capital that we are entitled to call from investors in those funds and co-investors, pursuant to the terms of their respective capital commitments, net of outstanding leverage, including capital commitments to funds that have yet to commence their investment periods; (ii) the net asset value of our hedge funds and funds of hedge funds; (iii) the gross amount of assets (including leverage) for our mortgage REITs; and (iv) IPO proceeds held in trust, excluding interest, and proceeds associated with the private investment in public equity related to our SPACs. Our definition of AUM is not based on any definition of AUM that may be set forth in the agreements governing the investment funds that we manage or calculated pursuant to any regulatory definitions.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The tables below present rollforwards of our total AUM as of December 31, 2020 and 2019:

	As of December 31,
($ in millions)	2020	2019	Change	%
Balance as of Beginning of Period	$84,994	$79,994	$5,000	6%
Capital Raised	7,016	7,767	(751)	(10%)
Realizations	(10,673)	(12,325)	1,652	13%
Changes in Investment Value (1)	8,189	9,558	(1,369)	(14%)

AUM as of end of period	$89,526	$84,994	$4,532	5%

(1)	Changes in investment value consists of changes in fair value, Capital Invested and Available Capital, and other investment activities, including the change in net asset value of our hedge funds.

The following table summarizes our AUM by platform as of December 31, 2020, 2019 and 2018:

	As of December 31,
(in $ millions)	2020	2019	2018
Capital	$49,761	$50,852	$51,075
Growth	16,388	13,138	13,441
Real Estate	10,380	11,776	10,425
Market Solutions	7,056	4,078	2,522
Impact	5,941	5,150	2,531

Total AUM	$89,526	$84,994	$79,994

AUM increased by $4.5 billion from approximately $85.0 billion as of December 31, 2019 to approximately $89.5 billion as of December 31, 2020. The increase was primarily attributable to new capital raised of $7.0 billion in the Growth platform for Growth V and the Market Solutions platform for TSCF, TPEP and PACE and changes in investment value of $8.2 billion primarily attributable to TPG VII within the Capital platform and Growth III within the Growth platform. The increase was partially offset by realizations of $10.7 billion primarily driven by the Capital platform, including TPG VI and TPG VII, and the Growth platform, primarily Growth II and Growth III.

AUM increased by $5.0 billion from approximately $80.0 billion as of December 31, 2018 to approximately $85.0 billion as of December 31, 2019. The increase was primarily attributable to new capital raised in the Impact platform for Rise II and Market Solutions platform for TPEP.

Fee Earning Assets Under Management

Fee earning AUM or “FAUM” represents only the AUM from which we are entitled to receive management fees. FAUM is the sum of all the individual fee bases that are used to calculate our management fees and differs from AUM in the following respects: (i) assets and commitments from which we are not entitled to receive a management fee are excluded (e.g., assets and commitments with respect to which we are entitled to receive only performance allocations or are otherwise not currently entitled to receive a management fee) and (ii) certain assets, primarily in our private equity funds, are reflected based on capital commitments and invested capital as opposed to fair value because fees are generally not impacted by changes in the fair value of underlying investments. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn management fees. Our definition of FAUM is not based on any definition of AUM or FAUM that is set forth in the agreements governing the investment funds and products that we manage.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The table below present rollforwards of our FAUM as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
	($ in millions)
Balance as of Beginning of Period	$49,899	$36,376
Fee Earning Capital Raised(1)	4,398	17,548
Net Change in Actively Invested Capital(2)	(2,213)	(353)
Reduction in Fee Base of Certain Funds(3)	(1,429)	(3,672)

FAUM as of end of period	$50,655	$49,899

(1)	Fee Earning Capital Raised represents capital raised by our funds for which management fees calculated based on commitments were activated during the period.

(2)

Net Change in Actively Invested Capital includes capital invested during the period, net of return of capital distributions and changes in net asset value of hedge funds. It also includes adjustments related to funds with a fee structure based on the lower of cost or fair value.

(3)

Reduction in Fee Base represents decreases in the fee basis for funds where the investment or commitment fee period has expired, and the fee base has reduced from commitment base to actively invested capital. It also includes reductions for funds that are no longer fee paying.

FAUM was relatively unchanged between December 31, 2019 and 2020, and increased by $13.5 billion between December 31, 2018 and 2019. The increase in FAUM during 2019 primarily relates to the activation of TPG VIII and THP within the Capital platform. For the year ended December 31, 2020, management fees as a percentage of FAUM were 1.23%.

The following table summarizes our FAUM by platform as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	($ in millions)
Capital	$27,381	$28,986	$18,942
Growth	8,397	8,044	7,347
Real Estate	5,904	6,203	5,991
Market Solutions	4,534	3,695	1,835
Impact	4,439	2,971	2,261

Total FAUM	$50,655	$49,899	$36,376

FAUM remained relatively constant as of December 31, 2019 and 2020. The slight increase was primarily driven by the additional capital raises for Rise II, Growth V, and TPEP. This was partially offset by a reduction in actively invested capital associated with TPG VII within the Capital platform.

FAUM increased by $13.5 billion from approximately $36.4 billion as of December 31, 2018 to approximately $49.9 billion as of December 31, 2019. The increase was primarily attributable to the activation of TPG VIII and THP within the Capital platform. New capital raised in the Market Solutions platform for TPEP also contributed to the FAUM increase.

Net Accrued Performance Allocations

Net accrued performance allocations represents both unrealized and undistributed performance allocations resulting from our general partner interests in our TPG funds. We believe this measure is useful to investors as it provides additional insight into the accrued performance allocations to which the TPG Operating Group is entitled. This measure has not been adjusted for any Reorganization adjustments. Refer to the “Unaudited Pro Forma Non-GAAP Balance Sheet Financial Measures” for additional details.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The table below summarizes our net accrued performance allocations by fund vintage year and platform as of December 31, 2020

As of December 31, 2020
($ in millions)
Fund Vintage
2014 & Prior	$625
2015	915
2016	1
2017	156
2018	62
2019	44
2020	14

Net Accrued Performance Allocations	$1,817

As of December 31, 2020
($ in millions)
Platform
Capital	$1,168
Growth	511
Impact	64
Real Estate	52
Market Solutions	22

Net Accrued Performance Allocations	$1,817

Key components of the net accrued performance allocations included TPG VI, TPG VII, Asia VI and Growth III.

We also utilize Performance Allocation Generating AUM and Performance Allocation Eligible AUM as key metrics to understand AUM that could produce performance allocations. Performance Allocation Generating AUM refers to the AUM of funds we manage that are currently above their respective hurdle rate or preferred return, and profit of such funds are being allocated to, or earned by, us in accordance with the applicable limited partnership agreements or other governing agreements. Performance Allocation Eligible AUM refers to the AUM that is currently, or may eventually, produce performance allocations. All funds for which we are entitled to receive a performance allocation or incentive fee are included in Performance Allocations Eligible AUM.

As of December 31, 2020, Performance Allocation Generating AUM totaled $49.1 billion, Performance Allocation Eligible AUM total $81.6 billion across our TPG funds.

AUM Subject to Fee Earning Growth

AUM Subject to Fee Earning Growth represents capital commitments that when deployed has the ability to grow our fees through earning new management fees (AUM Not Yet Earning Fees) or when capital is invested and management fees can be charged at a higher rate (FAUM Subject to Step-Up).

AUM Not Yet Earning Fees represents the amount of capital commitments to TPG investment funds and co-investment vehicles that has not yet been invested or considered active, and as this capital is invested or activated, will be included in FAUM. FAUM Subject to Step-Up represents capital raised within certain funds

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

where the management fee rate increases once capital is invested. Subject to certain limitations, limited partners in these funds pay a lower fee on committed and undrawn capital. As capital is drawn down for investments, the fees paid on that capital increases. FAUM Subject to Step-Up is included within FAUM.

The table reflects AUM Subject to Fee Earning Growth by platform as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	($ in millions)
AUM Not Yet Earnings Fees:
Capital	$2,487	$1,823	$13,132
Growth	1,518	1,943	2,212
Market Solutions	1,108	—	—
Real Estate	255	331	517
Impact	300	1,929	178

Total AUM Not Yet Earnings Fees	5,668	6,026	16,039

FAUM Subject to Step-Up:
Capital	2,820	3,605	742
Real Estate	2,230	2,904	3,515

Total FAUM Subject to Step-Up	5,050	6,509	4,257

Total AUM Subject to Fee Earning Growth	$10,718	$12,535	$20,296

As of December 31, 2020, AUM Not Yet Earning Fees was $5.7 billion, which primarily consisted of TPG VII within the Capital platform and TSCF within the Market Solutions platform. As of December 31, 2019, AUM Not Yet Earning Fees was $6.0 billion, which primary consisted of Rise II within the Impact platform. Rise II was activated in the year ended December 31, 2020. As of December 31, 2018, AUM Not Yet Earning Fees was $16.0 billion, which consists of TPG VIII and THP within the Capital platform. Both were activated in the year ended December 31, 2019.

Associated with FAUM Subject to Step-Up, management fee rates on undrawn commitments for these respective underlying TPG funds range between 0.63% and 1.00% and step-up to rates in the range of 1.25% and 1.75% after capital is invested. FAUM Subject to Step-Up as of December 31, 2020, 2019 and 2018 relates to TPG VII, TPG VIII and THP within the Capital platform and TREP III within the Real Estate platform.

Capital Raised

Capital raised is the aggregate amount of capital commitments raised by TPG’s investment funds and co-investment vehicles during a given period. We believe this measure is useful to investors as it measures access to capital across TPG and our ability to grow our management fee base. The table below presents capital raised by platform for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in millions)
Market Solutions	$3,136	$1,708	$237
Growth	1,882	514	1,162
Capital	1,546	3,525	16,305
Impact	423	1,760	346
Real Estate	29	260	3,792

Total Capital Raised	$7,016	$7,767	$21,842

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Capital raised decreased from approximately $7.8 billion for the year ended December 31, 2019 to approximately $7.0 billion for the year ended December 31, 2020. The decline was attributable to the closings TPG VIII and THP within the Capital platform, and Rise II, within the Impact platform, in prior years. The decrease was partially offset by the capital raising activities in TSCF within the Market Solutions platform and Growth V within the Growth platform.

Capital raised decreased from approximately $21.8 billion as of December 31, 2018 to approximately $7.8 billion for the year ended December 31, 2019. The decrease was primarily attributable to the closings of TPG VIII and THP in 2018 within the Capital platform, and the closing of TREP III in 2018 within the Real Estate platform. The decrease was partially offset by the increase in capital raising activities in the Impact platform, specifically Rise II and the Market Solutions platform, specifically TPEP.

Available Capital

Available capital is the aggregate amount of unfunded capital commitments that partners have pledged to our investment funds and co-investment vehicles to fund future investments. Available capital is reduced for investments completed using fund-level financing arrangements; however, it is not reduced for investments that we have committed to make yet remain unfunded at the reporting date. We believe this measure is useful to investors as it provides additional insight into the amount of capital that is available to our investment funds and co-investment vehicles to make future investments. The table below presents available capital by platform as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	($ in millions)
Capital	$15,549	$18,515	$19,147
Growth	2,995	3,175	4,401
Real Estate	2,538	3,285	4,084
Impact	2,441	3,140	1,056
Market Solutions	1,908	—	450

Available Capital	$25,431	$28,115	$29,138

Available capital decreased from approximately $28.1 billion as of December 31, 2019 to approximately $25.4 billion as of December 31, 2020. The decline was attributable to capital called from limited partners for new investments primarily in TPG VIII, THP and Asia VII within the Capital platform, Growth IV within the Growth platform and TREP III within the Real Estate platform. The decrease was partially offset by new capital raised in Growth V within the Growth platform and TSCF within the Market Solutions platform.

Available capital decreased from approximately $29.1 billion as of December 31, 2018 to approximately $28.1 billion as of December 31, 2019. The decrease was primarily attributable to capital called from limited partners for new investments primarily in TPG VII and Asia VII within the Capital platform, Growth IV within the Growth platform and TREP III within the Real Estate platform. The decrease was partially offset by new capital raised in TPG VIII and THP within the Capital platform, Growth II Gator within the Growth platform and Rise II within the Impact platform.

Capital Invested

Capital invested is the aggregate amount of capital invested by TPG’s investment funds and co-investment vehicles. Capital invested is a measure of investment activity at TPG during a given period. We believe this measure is useful to investors as it measures capital deployment across TPG. Capital invested includes

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

investments made using investment financing arrangements like credit facilities, as applicable. The table below presents capital invested by platform for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	($ in millions)
Capital	$5,897	$3,977	$7,571
Growth	1,956	2,390	2,173
Real Estate	1,493	3,585	2,761
Impact	556	543	1,036

Capital Invested	$9,902	$10,495	$13,541

Capital invested decreased for the year ended December 31, 2020 compared to December 31, 2019, which was primarily attributable to a lower level of capital deployed within the Real Estate platform, as well as Growth II Gator within the Growth platform. The decrease was partially offset by increased capital deployment within the Capital platform, specifically TPG VIII.

Capital invested decreased for the year ended December 31, 2019 compared to December 31, 2018, which was attributable to a lower level of capital deployment by TPG VII within the Capital platform. This was partially offset by increased capital deployment by TPG VIII within the Capital platform, Growth II Gator within the Growth platform and TREP III within the Real Estate platform.

Realizations

Realizations represent the aggregate investment proceeds generated by our TPG investment funds and co-investment vehicles. We believe this measure is useful to investors as it drives investment gains and performance allocations. The table below presents realizations by platform for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
	2020	2019	2018
	($ in millions)
Capital	$6,967	$6,985	$9,044
Real Estate	1,830	2,444	1,726
Growth	1,798	2,418	2,313
Impact	78	28	—
Market Solutions	—	450	650

Total Realizations	$10,673	$12,325	$13,733

Realizations decreased for the year ended December 31, 2020 compared to December 31, 2019 primarily attributable to reduced realization activities in TRTX within the Real Estate platform, Growth II within the Growth platform, and no business combinations associated with our consolidated Public SPACs in the Market Solutions Platform in 2020 compared to 2019.

Realizations decreased for the year ended December 31, 2019 compared to December 31, 2018 primarily attributable to reduced realization activities in TPG VI within the Capital platform. The decrease was slightly offset by an increase of realizations in TRTX within the Real Estate platform.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Fund Performance Metrics

Fund performance information for our investment funds as of December 31, 2020 is included throughout this discussion and analysis to facilitate an understanding of our results of operations for the periods presented. These fund performance metrics do not include co-investment vehicles. The fund return information for individual funds reflected in this discussion and analysis is not necessarily indicative of our firmwide performance and is also not necessarily indicative of the future performance of any particular fund. An investment in us is not an investment in any of our funds. This track record presentation is unaudited and does not purport to represent the respective fund’s financial results in accordance with GAAP. There can be no assurance that any of our funds or our other existing and future funds will achieve similar returns. See “Risk Factors—Risks Related to Our Business—The historical returns attributable to our funds should not be considered as indicative of the future results of us or our funds or any returns expected on an investment in our Class A common stock.”

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The following tables reflect the performance of our funds as of December 31, 2020.

Fund	Vintage Year(1)	Capital Committed(2)	Capital Invested(3)	Realized Value(4)	Unrealized Value(5)	Total Value(6)	Gross IRR(7)	Gross MoM(7)	Net IRR(8)
Platform: Capital

Capital Funds

Air Partners	1993	64	64	697	—	697	81%	10.9x	73%
TPG I	1994	721	696	3,095	—	3,095	47%	4.4x	36%
TPG II	1997	2,500	2,554	5,010	—	5,010	13%	2.0x	10%
TPG III	1999	4,497	3,718	12,360	—	12,360	34%	3.3x	26%
TPG IV	2003	5,800	6,157	13,728	—	13,728	20%	2.2x	15%
TPG V	2006	15,372	15,564	22,060	57	22,117	6%	1.4x	5%
TPG VI	2008	18,873	19,160	30,349	3,168	33,517	14%	1.7x	10%
TPG VII	2015	10,495	9,624	6,083	11,395	17,478	24%	1.8x	18%
TPG VIII	2018	11,505	3,045	137	3,348	3,485	NM	NM	NM

Capital Funds		69,827	60,582	93,519	17,968	111,487	23%	1.9x	14%

Asia Funds

Asia I	1994	96	78	71	—	71	(3%)	0.9x	(10%)
Asia II	1998	392	764	1,669	—	1,669	17%	2.2x	14%
Asia III	2000	724	623	3,316	—	3,316	46%	5.3x	31%
Asia IV	2005	1,561	1,603	4,084	—	4,084	23%	2.5x	17%
Asia V	2007	3,841	3,257	4,927	570	5,497	10%	1.7x	6%
Asia VI	2012	3,270	3,109	1,831	3,341	5,172	15%	1.6x	10%
Asia VII	2017	4,630	3,315	236	3,962	4,198	21%	1.3x	9%

Asia Funds		14,514	12,749	16,134	7,873	24,007	20%	1.9x	14%

THP	2018	2,704	907	137	1,078	1,215	NM	NM	NM

Platform: Capital (excl-Legacy(14))		87,045	74,238	109,790	26,919	136,709	23%	1.9x	14%

Legacy Funds

TES I	2016	303	195	64	166	230	15%	1.2x	4%

Platform: Capital		87,348	74,433	109,854	27,085	136,939	23%	1.9x	14%

Platform: Growth

Growth Funds

STAR	2007	1,264	1,259	1,808	90	1,898	13%	1.5x	6%
Growth II	2011	2,041	2,177	4,252	766	5,018	22%	2.4x	16%
Growth III	2015	3,128	3,062	2,443	4,048	6,491	36%	2.1x	25%
Growth IV	2017	3,739	3,020	103	3,821	3,924	21%	1.3x	10%
Gator	2019	726	685	163	754	917	NM	NM	NM
Growth V	2020	1,679	268	—	268	268	NM	NM	NM

Growth Funds		12,577	10,471	8,769	9,747	18,516	21%	1.9x	14%

TDM	2017	510	377	—	504	504	18%	1.3x	14%
TTAD I	2018	1,574	1,050	4	1,559	1,563	78%	1.7x	63%

Platform: Growth (excl-Legacy(14))		14,661	11,898	8,773	11,810	20,583	21%	1.8x	15%

Legacy Funds

Biotech II	2006	403	393	554	1	555	6%	1.4x	3%
Biotech III	2008	510	468	650	703	1,353	18%	2.9x	13%
Biotech IV	2012	106	99	68	30	98	(0%)	1.0x	(5%)
Biotech V	2016	88	76	19	86	105	16%	1.4x	9%
ART	2013	258	238	—	216	216	(2%)	0.9x	(6%)

Platform: Growth		16,026	13,172	10,064	12,846	22,910	19%	1.8x	13%

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Fund	Vintage Year(1)	Capital Committed(2)	Capital Invested(3)	Realized Value(4)	Unrealized Value(5)	Total Value(6)	Gross IRR(7)	Gross MoM(7)	Net IRR(8)
Platform: Impact

The Rise Funds

Rise I	2017	2,106	1,613	102	2,633	2,735	33%	1.7x	21%
Rise II	2019	2,170	190	—	190	190	NM	NM	NM

The Rise Funds	4,276	1,803	102	2,823	2,925	33%	1.7x	21%

TSI	2018	333	147	—	315	315	34%	2.1x	25%
Evercare	2019	621	387	3	353	356	NM	NM	NM

Platform: Impact	5,230	2,337	105	3,491	3,596	34%	1.8x	21%

Platform: Real Estate

TPG Real Estate Partners

DASA RE	2012	1,078	576	1,066	16	1,082	21%	1.9x	18%
TPG RE II	2014	2,065	2,127	2,180	1,237	3,417	31%	1.7x	21%
TPG RE III	2018	3,722	1,731	502	1,373	1,875	17%	1.1x	(4%)

TPG Real Estate Partners	6,865	4,434	3,748	2,626	6,374	25%	1.6x	18%

TRTX	2014	1,917	(14)	NM	NM	NM	NM	NM	NM	NM

Platform: Real Estate	8,782	4,434	3,748	2,626	6,374	25%	1.6x	18%

Platform: Market Solutions

TPEP Long/Short	NM	NM	NM	NM	3,170	NM	—	(13)	NM	—	(13)
TPEP Long Only	NM	NM	NM	NM	1,729	NM	—	(13)	NM	—	(13)
TSCF	2020	1,108	—	—	—	—	NM	NM	NM

Platform: Market Solutions(12)	1,108	—	—	4,899	—	NM	NM	NM

Discontinued Funds(16)	5,456	3,712	4,746	—	4,746	7%	1.3x	3%

Total (excl-Legacy(15) and Discontinued Funds(16))	116,826	92,907	122,416	49,745	167,262	23%	1.9x	14%

Total	123,950	98,088	128,517	50,947	174,565	22%	1.8x	13%

Note: Past performance is not indicative of future results.

(1)

Vintage Year, with respect to an investment or group of investments, as applicable, represents the year such investment, or the first investment in such a group, was initially consummated by the fund. For follow-on investments, Vintage Year represents the year that the fund’s first investment in the relevant company was initially consummated. Vintage Year, with respect to a fund, represents the year in which the fund consummated its first investment (or, if earlier, received its first capital contributions from investors). TPG recently adopted this standard for fund Vintage Year to better align with current market and investor benchmarking practices. For consistency with prior reporting, however, the Vintage Year classification of any fund that held its initial closing before 2018 remains unchanged and represents the year of such fund’s initial closing.

(2)	Capital Committed represents the amount of inception to date commitments a particular fund has received.

(3)

Capital Invested, with respect to an investment or group of investments, as applicable, represents cash outlays by the fund for such investment or investments (whether funded through investor capital contributions or borrowing under the fund’s credit facility), including capitalized expenses and unrealized bridge loans allocated to such investment or investments. Capital Invested may be reduced after the date of initial investment as a result of sell-downs. This does not include proceeds eligible for recycling under fund limited partnership agreements. Capital Invested does not include interest expense on borrowing under the fund’s credit facility.

(4)

Realized Value, with respect to an investment or group of investments, as applicable, represents total cash received or earned by the fund in respect of such investment or investments through the quarter end, including all interest, dividends, and other proceeds. Receipts are recognized when cash proceeds are received or earned. Proceeds from an investment that is subject to pending disposition are not included in Realized Value and remain in Unrealized Value until the disposition has been completed and cash has been received. Similarly, any proceeds from an investment that is pending liquidation, or a similar event are not included in Realized Value until the liquidation or similar event has been completed. In addition, monitoring, transaction and other fees are not included in Realized Value but are applied to offset management fees to the extent provided in the fund’s partnership agreement.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

(5)

Unrealized Value, with respect to an investment in a publicly traded security, is based on the closing market price of the security as of the quarter end on the principal exchange on which the security trades, as adjusted by the general partner for any restrictions on disposition. Unrealized Value, with respect to an investment that is not a publicly traded security, represents the general partner’s estimate of the unrealized fair value of the fund’s investment, assuming a reasonable period of time for liquidation of the investment, and taking into consideration the financial condition and operating results of the portfolio company, the nature of the investment, applicable restrictions on marketability, market conditions, foreign currency exposures and other factors the general partner may deem appropriate. Where applicable, such estimate has been adjusted from cost to reflect (i) company performance relative to internal performance markers and the performance of comparable companies; (ii) market performance of comparable companies; and (iii) recent, pending or proposed transactions involving us, such as recapitalizations, initial public offerings or mergers and acquisitions. Given the nature of private investments, valuations necessarily entail a degree of uncertainty and/or subjectivity. There can be no assurance that expected transactions will actually occur or that performance markers will be achieved, and therefore actual value may differ from such estimated value and these differences may be material and adverse. Except as otherwise noted, valuations are as of the quarter end.

(6)	Total Value, with respect to an investment or group of investments, as applicable, is the sum of Realized Value and Unrealized Value of such investment or investments.

(7)

Gross IRR and Gross MoM are calculated by adjusting Net IRR and Investor Net MoM to generally approximate investor performance metrics excluding management fees, fund expenses (other than interest expense and other fees arising from amounts borrowed under the fund’s credit facility to fund investments) and performance allocations. With respect to interest expense and other fees arising from amounts borrowed under the fund’s credit facility to fund investments, we have assumed that investor capital contributions were made in respect thereof as of the midpoint of each relevant quarter in which such amounts were incurred. We have further assumed that distributions to investors occurred in the middle of the month in which the related proceeds were received by the fund. Like the Net IRR, Gross IRR and Gross MoM (i) do not reflect the effect of taxes borne, or to be borne, by investors and (ii) excludes amounts attributable to the fund’s general partner, its affiliated entities and “friends of the firm” entities that generally pay no or reduced management fees and performance allocations. Such Gross IRR and Gross MoM represent an average of returns for all included investors and does not necessarily reflect the actual return of any particular investor. Gross IRR and Gross MoM are an approximation calculated by adjusting historical data using estimates and assumptions that we believe are appropriate for the relevant fund, but that inherently involve significant judgment. For funds that engaged in de minimis or no fund-level borrowing, Gross IRR is the discount rate at which (i) the present value of all Capital Invested in an investment or investments is equal to (ii) the present value of all realized and unrealized returns from such investment or investments. In this scenario, Gross IRR, with respect to an investment or investments, has been calculated based on the time that capital was invested by the fund in such investment or investments and that distributions were received by the fund in respect of such investment or investments, regardless of when capital was contributed to or distributed from the fund. Gross IRR does not reflect the effect of management fees, fund expenses, performance allocations or taxes borne, or to be borne, borne, by investors in the fund, and would be lower if it did. For funds that engaged in de minimis or no fund-level borrowing, Gross MoM represents the multiple-of-money on capital invested by the fund for an investment or investments and is calculated as Total Value divided by Capital Invested (i.e., cash outlays by the fund for such investment or investments, whether funded through investor capital contributions or borrowing under the fund’s credit facility). Gross MoM is calculated on a gross basis and does not reflect the effect of management fees, fund expenses, performance allocations or taxes borne, or to be borne, by investors in the fund, and would be lower if it did.

(8)

Net IRR represents the compound annualized return rate (i.e., the implied discount rate) of a fund, which is calculated using investor cash flows in the fund, including cash received from capital called from investors, cash distributed to investors and the investors’ ending capital balances as of the quarter end. Net IRR is the discount rate at which (i) the present value of all capital contributed by investors to the fund (which excludes, for the avoidance of doubt, any amounts borrowed by the fund in lieu of calling capital) is equal to (ii) the present value of all cash distributed to investors and the investors’ ending capital balances. Net IRR reflects the impact of management fees, fund expenses (including interest expense arising from amounts borrowed under the fund’s credit facility) and performance allocations, but does not reflect the effect of taxes borne, or to be borne, by investors. The Net IRR calculation assumes that investor contributions and distributions occurred in the middle of the month in which they were made. The Net IRR calculation excludes amounts attributable to the general partner, its affiliated entities and “friends of the firm” entities that generally pay no or reduced management fees and performance allocations. Net IRR represents an average return for all included investors and does not necessarily reflect the actual return of any particular investor. Net IRR for a platform does not include the cash flows for funds that are not currently presenting a Net IRR to their investors.

(9)

Investor Net MoM, with respect to a fund, represents the multiple-of-money on contributions to the fund by investors. Investor Net MoM is calculated as the sum of cash distributed to investors and the investors’ ending capital balances as of the quarter end, divided by the amount of capital contributed to the fund by investors (which amount excludes, for the avoidance of doubt, any amounts borrowed by the fund in lieu of calling capital). Investor Net MoM reflects the impact of management fees, fund expenses (including interest expense arising from amounts borrowed under the fund’s credit facility) and performance allocations, but does not reflect the effect of taxes borne, or to be borne, by investors. The Investor Net MoM calculation excludes amounts attributable to the fund’s general partner, its affiliated entities and “friends of the firm” entities that generally pay no or reduced management fees and performance allocations. Investor Net MoM represents an average multiple-of-money for all included investors and does not necessarily reflect the actual return of any particular investor.

(10)

“NM” signifies that the relevant data would not be meaningful. Gross IRR and Gross MoM generally deemed “NM” during its initial period of operation, but in no event for more than two years after the date of the fund’s first investment; in this period, we believe that

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these metrics do not accurately represent a fund’s overall performance given the impact of organizational costs and other fees and expenses that are typically incurred early in the life of a fund. NM can also be used when the presented metric is not applicable to the product being shown.

(11)

Amounts shown are in US dollars. When an investment is made in another currency, (i) Capital Invested is calculated using the exchange rate at the time of the investment, (ii) Unrealized Value is calculated using the exchange rate at the quarter end and (iii) Realized Value reflects actual US dollar proceeds to the fund. A fund may enter into foreign currency hedges in connection with an investment made in a currency other than US dollars. Capital Invested with respect to such investment includes the cost of establishing foreign currency hedges. For hedges entered into to facilitate payment of the purchase price for an investment, gains or losses on such hedges are applied, respectively, to reduce or increase Capital Invested with respect to such investment. Thereafter during the life of such investment, (i) Capital Invested includes any inception-to-date net realized losses on such hedges, (ii) Unrealized Value includes the unrealized fair value of such hedges as estimated by the general partner and (iii) Realized Value includes any inception-to-date net realized gain on such hedges. For hedges entered into in anticipation of receipt of exit proceeds, (i) losses on such hedges are first applied to offset exit proceeds, with any remaining losses applied to increase Capital Invested and (ii) gains on such hedges are first applied to reverse any inception-to-date net realized losses that were previously included in Capital Invested, with any remaining gains applied to increase Realized Value. Where a foreign currency hedge is implemented as part of the investment structure below the fund, such hedge is similarly reflected in Capital Invested and Realized Value to the extent that there are corresponding cash outflows from and inflows to the fund in respect of such hedge, and otherwise is included in Unrealized Value.

(12)

Within the Market Solutions platform, our SPACs which include Pace Holdings Corp., TPG Pace Holdings Corp., TPG Pace Tech Opportunities Corp., TPG Pace Beneficial Finance Corp. and TPG Pace Energy Holdings Corp. are not reflected. These metrics are not meaningful for SPAC products as they are designed to identify an investment and merge to become a public company.

(13)

As of December 31, 2020, TPEP Long/Short had estimated inception-to-date gross returns of 128% and net returns of 93%. These performance estimates represent the composite performance of TPG Public Equity Partners, LP and TPG Public Equity Partners Master Fund, L.P., adjusted as described below. The performance estimates are based on an investment in TPG Public Equity Partners, LP made on September 1, 2013, the date of TPEP’s inception, with the performance estimates for the period from January 1, 2016 to present being based on an investment in TPG Public Equity Partners Master Fund, L.P. made through TPG Public Equity Partners-A, L.P., the “onshore feeder.” Gross performance figures (i) are presented after any investment-related expenses, net interest, other expenses and the reinvestment of dividends; (ii) include any gains or losses from “new issue” securities; and (iii) are adjusted for illustration purposes to reflect the reduction of a hypothetical 1.5% annual management fee. Net performance assumes a 20% performance allocation. Performance results for a particular investor may vary from the performance stated as a result of, among other things, the timing of its investment(s) in TPEP, different performance allocation terms, different management fees, the feeder through which the investor invests and the investor’s eligibility to participate in gains and losses from “new issue” securities. Unrealized Value represents net asset value before redemptions.

As of December 31, 2020, TPEP Long Only had estimated inception-to-date gross returns of 19% and net returns of 19%. These performance estimates represent performance for TPEP Long Only and are based on an investment in TPEP Long Only made on May 1, 2019, the date of TPEP Long Only’s inception, through TPG Public Equity Partners Long Opportunities-A, L.P., the “onshore feeder.” Gross performance figures are presented after any investment-related expenses, a 1% annual management fee, net interest, other expenses and the reinvestment of dividends, and include any gains or losses from “new issue” securities. Net performance assumes a 20% performance allocation, with the performance allocation only received upon outperforming the relevant benchmark. Performance results for a particular investor may vary from the performance stated as a result of, among other things, the timing of its investment(s) in TPEP Long Only, different performance allocation terms, different management fees, the feeder through which the investor invests and the investor’s eligibility to participate in gains and losses from “new issue” securities. Unrealized Value represents net asset value before redemptions.

(14)	Capital Committed for TRTX includes $1,201 million of private capital raised prior to TRTX’s initial public offering and $716 million issued during and subsequent to TRTX’s initial public offering.

(15)	Legacy funds represent funds whose strategies are not expected to have successor funds but that have not yet been substantially wound down.

(16)

Discontinued funds represent legacy funds that have substantially been wound down or are fully liquidated. The following TPG funds are considered discontinued: Latin America, Aqua I, Aqua II, Ventures, Biotech I, TPG TFP, TAC 2007 and DASA PE.

(17)	Total TPG track record amounts do not include results from RMB - Shanghai and RMB - Chongqing or China Ventures, a joint venture partnership.

Liquidity and Capital Resources

Our liquidity needs primarily include working capital and debt service requirements. We believe that our current sources of liquidity, which include cash generated by our operating activities, cash and funds available under our credit agreement, along with the proceeds from this offering, will be sufficient to meet our projected

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operating and debt service requirements for at least the next 12 months. To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing investors will be diluted. The incurrence of additional debt financing would result in incremental debt service obligations, and any future instruments governing such debt could include operating and financial covenants that could restrict our operations.

The following table presents a summary of our cash flows for the periods presented:

	Year ended December 31,
	2020	2019	2018
	($ in thousands)
Net cash provided by operating activities	$95,393	$828,118	$874,909
Net cash (used in)/provided by investing activities	(108,096)	17,404	(36,314)
Net cash provided by/(used in) financing activities	250,329	(825,386)	(436,413)

Net increase in cash, cash equivalents and restricted cash	$237,626	$20,136	$402,182

Cash, cash equivalents and restricted cash, beginning of year	633,729	613,593	211,411

Cash, cash equivalents and restricted cash, end of year	871,355	633,729	613,593

At December 31, 2020, TPG’s total liquidity was $1.1 billion, comprised of $858.2 million of cash and cash equivalents, excluding $13.1 million of restricted cash, and $250.0 million and $30.0 million of incremental borrowing capacity under the Revolving Credit Facility to Affiliate and the Subordinated Credit Facility, respectively. Total liquidity increased by $188.1 million or 20% relative to $950.1 million as of December 31, 2019. This increase was the result of a $237.6 million net increase in cash, cash equivalents and restricted cash primarily due to $250.3 million and $95.4 million of net cash provided by financing and operating activities, respectively, offset by $108.1 million of cash used in investing activities, net of a $0.5 million decrease of restricted cash. The increase in liquidity was partially offset by a $50.0 million decrease in borrowing capacity under the Revolving Credit Facility to Affiliate as a result of the $50.0 million increase in outstanding borrowings during the year ended December 31, 2020.

Operating Activities

Our operating activities primarily consist of investment management activities. The primary sources of cash within the operating activities section include: (i) management fees, (ii) monitoring, transaction and other fees, (iii) realized capital allocation-based income and (iv) investment sales from our consolidated funds. The primary uses of cash within the operating activities section include: (i) compensation and non-compensation related expenses and (ii) investment purchases from our consolidated funds.

Operating activities provided $95.4 million, $828.1 million and $874.9 million of cash for the years ended December 31, 2020, 2019 and 2018, respectively. Key drivers consisted of performance allocation and co-investment proceeds totaling $754.9 million, $530.2 million and $921.9 million for the years ended December 31, 2020, 2019 and 2018, respectively, as well as fee revenues. This was partially offset by purchases of investments totaling $84.1 million, $77.9 million and $139.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. Net cash provided by operating activities also reflects the operating activity of our consolidated funds, which primarily include cash inflows from consolidated TPG Funds and Public SPACs and the associated sales of investments offset by cash outflows for purchases of investments, as well as SPAC IPO proceeds.

Investing Activities

Our investing activities primarily consist of lending to affiliates and capital expenditures. The primary sources of cash within the investing activities section include cash received from a note receivable from

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affiliates. The primary uses of cash within the investing activities section includes capital expenditures and purchases of collateralized loan obligations.

Investing activities used $108.1 million of cash during the year ended December 31, 2020, provided $17.4 million cash during the year ended December 31, 2019, and used $36.3 million of cash for the year ended December 31, 2018, respectively. During the year ended December 31, 2020, cash used in investing activities primarily reflects the reduction of cash related to the effect of deconsolidation of our former affiliate. During the year ended December 31, 2019, cash provided by investing activities primarily reflects the net cash amounts received from a note receivable from affiliates. During the year ended December 31, 2018, cash used in investing activities primarily reflects the net cash amounts provided to affiliates through notes receivable and the purchase of collateralized loan obligations.

Financing Activities

Our financing activities reflect our capital markets transactions and transactions with owners. The primary sources of cash within the financing activities section includes proceeds from debt and notes issuances. The primary uses of cash within the financing activities section include distributions to partners and non-controlling interests and repayments of debt and notes. Net cash provided by financing activities also reflects the financing activity of our consolidated funds, which primarily include cash inflows and outflows from consolidated funds related to their capital activity.

Financing activities provided $250.3 million of cash during the year ended December 31, 2020 and used cash of $825.4 million and $436.4 million for the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2020, cash provided by financing activities primarily reflects the net impact of redeemable equity raised in our consolidated Public SPACs, partially offset by the distributions to partners and non-controlling interests. During the years ended December 31, 2019 and 2018, cash used in financing activities primarily reflects the net impact of distributions to partners and non-controlling interests, partially offset by the proceeds from the Series A and B Securitization Notes issuances.

Credit Facilities

Subordinated Credit Facility

In August 2014, one of our consolidated subsidiaries entered into two $15.0 million subordinated revolving credit facilities (collectively, the “Subordinated Credit Facility”), for a total commitment of $30.0 million. The Subordinated Credit Facility is available for direct borrowings and is guaranteed by our related entities. In August 2021, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2022 to August 2023. The interest rate for borrowings under the Subordinated Credit Facility is calculated at the LIBOR rate at the time of borrowing plus 2.25%.

During the year ended December 31, 2020, the subsidiary borrowed $55.0 million and made repayments of $55.0 million on the Subordinated Credit Facility, leaving a zero balance at December 31, 2020. During the year ended December 31, 2019, the subsidiary borrowed $3.0 million and made repayments of $3.0 million on the Subordinated Credit Facility, with no outstanding borrowings as of December 31, 2019.

During each of the years ended December 31, 2020, 2019 and 2018, the subsidiary incurred interest expense and commitment fees on the Subordinated Credit Facility of $0.2 million, $0.1 million and $0.2 million, respectively.

Secured Borrowings

Our secured borrowings are issued using on-balance sheet securitization vehicles. The secured borrowings are required to be repaid only from collections on the underlying securitized equity method investments and restricted

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cash of the securitization vehicles. The secured borrowings are separated into two tranches. Tranche A secured borrowings (the “Series A Securitization Notes”) were issued in May 2018 at a fixed rate of 5.33% with an aggregate principal balance of $200.0 million due June 21, 2038, with interest payable semiannually. Tranche B secured borrowings (the “Series B Securitization Notes” or, collectively with the Series A Securitization Notes, the “Securitization Notes”) were issued in October 2019 at a fixed rate of 4.75% with an aggregate principal balance of $50.0 million due June 21, 2038, with interest payable semiannually. The secured borrowings contain an optional redemption feature giving us the right to call the notes in full or in part, subject to a prepayment penalty if called before May 2023. If the secured borrowings are not redeemed on or prior to June 20, 2028, we will pay additional interest equal to 4.00% per annum. Interest expense related to the Securitization Notes for the years ended December 31, 2020, 2019 and 2018 was approximately $13.1 million, $11.9 million and $7.0 million, respectively.

The secured borrowings contain covenants and conditions customary in transactions of this nature, including negative pledge provisions, default provisions and financial covenants and limitations on certain consolidations, mergers and sales of assets. As of December 31, 2020, we were in compliance with these covenants and conditions.

Financing Arrangement

In March 2011, we entered into a $400.0 million credit facility on behalf of an affiliate (the “Revolving Credit Facility to Affiliate”). In May 2018, we entered into an amended and restated Revolving Credit Facility Agreement under which certain terms were modified, including reduced commitments of $300.0 million, an extension of the maturity to May 2023 and the redefinition of certain components of financial covenants. In November 2020, we entered into an amended and restated Revolving Credit Facility Agreement under which certain terms were modified, including releasing all collateral pledged under the prior Revolving Credit Facility Agreement and extending the maturity to November 2025. The interest rate for borrowings on the Revolving Credit Facility to Affiliate is calculated at the LIBOR rate at the time of the borrowing plus 1.75%.

During the year ended December 31, 2020, we borrowed $150.0 million and made repayments of $100.0 million on the Revolving Credit Facility to Affiliate, leaving a balance of $50.0 million at December 31, 2020. In August 2021, we repaid the outstanding balance. During the year ended December 31, 2019, we neither borrowed nor made repayments on the Revolving Credit Facility, leaving a zero balance at December 31, 2019. At December 31, 2020 and 2019, $250.0 million and $300.0 million was available to be borrowed under the terms of the Revolving Credit Facility to Affiliate, respectively.

During the year ended December 31, 2020, we incurred interest expense on the Revolving Credit Facility of $2.4 million.

Tax Receivable Agreement

The future exchanges by owners of Common Units for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock) are expected to produce or otherwise deliver to us favorable tax attributes that can reduce our taxable income. Upon the completion of this offering, we (and our wholly-owned subsidiaries) will be a party to a tax receivable agreement, under which generally we (or our wholly-owned subsidiaries) will be required to pay the beneficiaries of the Tax Receivable Agreement 85% of the applicable cash savings, if any, in U.S. federal, state and local income tax that we actually realize or, in certain circumstances, are deemed to realize as a result of the Covered Tax Benefits. We generally will retain the benefit of the remaining 15% of the applicable tax savings. The payment obligations under the Tax Receivable Agreement are obligations of TPG Partners, Inc. (or our wholly-owned subsidiaries), and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Tax Receivable Agreement.”

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Contractual Obligations

In the ordinary course of business, we enter into contractual arrangements that require future cash payments. The following table sets forth information regarding our anticipated future cash payments under our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	2021	2022	2023	2024 and Thereafter
	($ in thousands)
Operating lease obligations	$237,313	$31,738	$24,550	$22,310	$158,715
Debt obligations(1)	250,000	—	—	—	250,000
Interest on debt obligations(2)	327,750	13,035	13,035	13,035	288,645
Credit facility(3)	50,000	—	—	—	50,000
Capital commitments(4)	472,342	472,342	—	—	—

Total contractual obligations	$1,337,405	$517,115	$37,585	$35,345	$747,360

(1)	Debt obligations presented in the table reflect scheduled principal payments related to the Securitization Notes.
(2)

Estimated interest payments on our debt obligations reflect amounts that would be paid over the life on the Securitization Notes based the Series A and B Securitization Notes respective fixed interest rates and assuming the debt is held until final maturity.

(3)

Represents outstanding balance under the Revolving Credit Facility to Affiliate as of December 31, 2020 and maturity date of November 2025. The initial borrowing was for $150.0 million in the first half of 2020 under the facility, with $100.0 million of the balance repaid by year-end. Subsequent to December 31, 2020, the outstanding balance was repaid in full.

(4)

Capital commitments represent our obligations to provide general partner capital funding to the TPG funds. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the “2021” column. We generally utilize proceeds from return of capital distributions and proceeds from Secured Borrowings to help fund these commitments.

Additional Contingent Obligations

At December 31, 2020, if all investments held by the TPG funds were liquidated at their current unrealized fair value, there would be clawback of $60.7 million, net of tax, related to STAR and TES I for which a performance allocation reserve was recorded within other liabilities in the consolidated financial statements. The potential liquidation of STAR in 2021 could require clawback payments. Additionally, if all remaining investments were deemed worthless, a possibility management views as remote, the amount of performance allocations subject to projected clawback would be $823.0 million on a pre-tax basis.

As of December 31, 2020, we had guarantees outstanding totaling $30.3 million related to a third-party lending program which enables certain of our eligible employees to obtain financing for co-invest capital commitment obligations with a maximum potential exposure of $134.3 million.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements, as defined in Regulation S-K.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingent assets and liabilities in our financial statements. We regularly assess these estimates; however, actual amounts could differ from those estimates. The impact of changes in estimates is recorded in the period in which they become known.

An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility

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of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: revenue recognition and fair value measurements.

Revenues

We recognize revenue in accordance with ASC 606. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We are required to identify our contracts with customers, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The guidance requires us to assess whether we are the principal versus agent in the arrangement based on the notion of control, which affects recognition of revenue on a gross or net basis. Essentially all of our revenue and operations are directly or indirectly supporting affiliated investment funds and derived from or related to their underlying investments.

Management fees related to our funds are generally based on a fixed percentage of the committed capital or invested capital. The corresponding fee calculations that consider committed capital or invested capital are both objective in nature and therefore do not require the use of significant estimates or assumptions.

Incentive fees are generally calculated as a percentage of the profits earned in respect of certain accounts for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the AUM or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax. We recognize incentive fee revenue only when these amounts are realized and no longer subject to significant reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period.

Capital Allocation-Based Income is a disproportionate allocation (typically 20%) of performance allocations. We account for performance allocations under the equity method of accounting. Certain funds will allocate performance allocations to us, based on cumulative fund performance to date, irrespective of whether such amounts have been realized. These performance allocations are subject to the achievement of minimum return levels (typically 8%), in accordance with the terms set forth in each respective fund’s governing documents. We recognize income attributable to performance allocations from a fund based on the amount that would be due to us pursuant to the fund’s governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as performance allocation income reflects our share of the gains and losses of the associated fund’s underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. Performance allocations are generally realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. For any given period, performance allocations on our consolidated statements of operations may include reversals of previously recognized amounts due to a decrease in the value of a particular fund that results in a decrease of cumulative performance allocations earned to date. Since fund minimum level of returns are cumulative, previously recognized performance allocations also may be reversed in a period of appreciation that is lower than the particular fund’s minimum return levels. Each fund is considered separately in this regard and, for a given fund, performance allocations can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments, at their then current fair values, previously recognized and distributed performance allocation would be required to be returned, a liability is established for the potential clawback obligation. Our actual obligation, however, would not become payable or realized until the end of a fund’s life.

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Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace—including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

•	Level 1—Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

•

Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments classified in this category include securities with less liquidity traded in active markets, securities traded in other than active markets, and government and agency securities.

•

Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The fair value of the investments held by TPG funds is the primary input to the calculation of certain of our management fees and performance allocations. The TPG funds are accounted for as investment companies in accordance with GAAP guidance and reflect their investments, including majority-owned and controlled investments, at fair value. In the absence of observable market prices, we utilize valuation methodologies applied on a consistent basis and assumptions that we believe market participants would use to determine the fair value of the investments. For investments where little market activity exists management’s determination of fair value is based on the best information available in the circumstances, which may incorporate management’s own assumptions and involves a significant degree of judgment, and the consideration of a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.

TPG has also elected the fair value option for certain other proprietary investments. TPG is required to measure certain financial instruments at fair value, including equity securities and derivatives.

Fair Value of Investments or Instruments that are Publicly Traded

Securities that are publicly traded and for which a quoted market exists will be valued at the closing price of such securities in the principal market in which the security trades, or in the absence of a principal market, in the most advantageous market on the valuation date. When a quoted price in an active market exists, no block discounts or control premiums are permitted regardless of the size of the public security held. In some cases, securities will include legal and contractual restrictions limiting their purchase and sale for a period of time, such as may be required under SEC Rule 144. A discount to publicly traded price may be appropriate in those cases; the amount of the discount, if taken, shall be determined based on the time period that must pass before the restricted security becomes unrestricted or otherwise available for sale.

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Fair Value of Investments or Instruments that are not Publicly Traded

Investments for which market prices are not observable include private investments in the equity or debt of operating companies or real estate properties. Our primary methodology for determining the fair values of such investments is generally the market approach. The most widely used methodology under the market approach relies upon valuations for comparable public companies, transactions or assets, and includes making judgments about which companies, transactions, or assets are comparable. We may also choose to incorporate a secondary methodology, generally used to corroborate the results of the market approach. This would typically be the income approach, which provides an indication of fair value based on the present value of cash flows that a business, security or property is expected to generate in the future. The most widely used methodology under the income approach is the discounted cash flow method, which includes significant assumptions about the underlying investment’s projected net earnings or cash flows, discount rate, capitalization rate and exit multiple. Depending on the facts and circumstances associated with the investment, different primary and secondary methodologies may be used including direct capitalization method, option value, contingent claims or scenario analysis, yield analysis, projected cash flow through maturity or expiration, probability weighted methods or recent round of financing.

In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments.

Management Process on Fair Value

Due to the importance of fair value throughout the consolidated financial statements and the significant judgment required to be applied in arriving at those fair values, we have developed a process around valuation that incorporates several levels of approval and review from both internal and external sources. Investments held by TPG funds and investment vehicles are valued on at least a quarterly basis by our internal valuation or asset management teams, which are independent from our investment teams.

For investments valued utilizing a forward-looking market approach and/or income method, and where TPG has information rights, we generally have a direct line of communication with each of the Portfolio Company finance teams and collect financial data used to support projections used in the analysis. The respective business unit’s valuation team or deal team then analyzes the data received and updates the valuation models, reflecting any changes in the underlying forecast, cash flow projections, weighted-average cost of capital, exit multiple and any other valuation input relevant economic conditions.

The results of all valuations of investments held by TPG funds and investment vehicles are reviewed and approved by the relevant Fund’s Valuation Committee. Each Valuation Committee is comprised of at least one member who does not participate in the process of making or disposing of investments. Approval by any member of the Valuation Committee is related to such member’s role in the Committee, such that control function members’ (i.e., those members who do not participate in the process of making or disposing of investments) approval, for example, represents their confirmation that the process was run appropriately and that the deliberations were on the merits. To further corroborate results, each business unit generally engages an external valuation firm to provide positive assurance on a quarterly basis for a majority of Level III investments that have been held by TPG funds and investment vehicles for at least one full quarter. Investments may be excluded from review if the valuation is based on a recent transaction, upcoming transaction or certain categorical deals (e.g., Biotech deals).

The global outbreak of COVID-19 required management to make significant judgments about the ultimate adverse impact of COVID-19 on financial markets and economic conditions, which is uncertain and may change over time. These judgments and estimates were incorporated into the valuation process outlined herein. Management’s policies were unchanged and critical processes were executed in a remote working environment.

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Recent Accounting Developments

Information regarding recent accounting developments and their effects to us can be found in Note 2, “Summary of Significant Accounting Policies,” to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risks primarily relates to our role as investment advisor or general partner to our TPG funds and the impact of movements in the underlying fair value of their investments. Our management fees, performance allocation and net gains from investments are the primary sources of income that could be impacted. The fair value of investments may fluctuate in response to changes in the values of investments, general equity and other market conditions, and foreign currency exchange rates. Additionally, interest rate movements can adversely impact the amount of interest that we pay on debt obligations bearing variable rates. Although our investment funds share many common themes, each of our platforms runs its own investment and risk management processes, subject to our overall risk tolerance and philosophy. The investment process of our TPG funds involves a comprehensive due diligence approach, including review of reputation of investors and management, company size and sensitivity of cash flow generation, business sector and competitive risks, portfolio fit, exit risks and other key factors highlighted by the deal team. Key investment decisions are subject to approval by the investment committee, which generally includes one or more of the key members of management, one product leader, and one or more advisors and senior investment professionals associated with that particular fund. Once an investment in a portfolio company has been made, our fund teams closely monitor the performance of the portfolio company, generally through frequent contact with management and the receipt of financial and management reports. For the valuation process that is used in the determination of fair value, we assume a reasonable period of time for liquidation of the investment and take into consideration the following: financial condition, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures and other factors. Throughout this process, we exercise significant judgment and use the best information available as of the measurement date.

Effect on Management Fees

TPG provides investment management services to the funds and other vehicles in exchange for a management fee. Management fees will only be directly affected by short-term changes in market conditions to the extent they are based on net asset value (“NAV”) or represent permanent impairments of value. Such management fees will be increased (or reduced) in direct proportion to the effect of changes in the market value of our investments in the related funds. In addition, the terms of the governing agreements with respect to certain of our TPG funds provide that the management fee base will be reduced when the aggregate fair market value of a fund’s investments is below its cost. The proportion of our management fees that are based on NAV is dependent on the number and types of investment funds in existence and the current stage of each fund’s life cycle.

Effect on Performance Allocations

Performance allocations reflect revenue primarily from performance allocations on our TPG funds. In our discussion of “Key Financial Measures” and “Critical Accounting Policies,” we disclose that performance allocations are recognized upon appreciation of the valuation of our TPG funds’ investments above certain return hurdles and are based upon the amount that would be due to TPG at each reporting date as if the funds were liquidated at their then-current fair values. Changes in the fair value of the funds’ investments may materially impact performance allocations depending upon the respective funds’ performance to date as compared to its hurdle rate and the related performance allocation waterfall. An immediate, hypothetical 10% decline in the fair value of investments would result in a decrease of performance allocations totaling $920.3 million.

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Effect on Investment Income

Investment income is earned from our investments in TPG funds and other investments. We record these investments under the equity method of accounting and recognize our pro rata share of income. Net changes in the fair value of the underlying investments of our TPG funds and other investment’s underlying portfolio investments may materiality impact the net gains (losses) from investment activities in our consolidated statement of operations depending upon the respective funds’ performance to date as compared to its hurdle rate. An immediate, hypothetical 10% decline in the fair value of investments would result in a decrease of investment income totaling $46.2 million.

Exchange Rate Risk

Our investment funds hold investments that are denominated in non-USD currencies that may be affected by movements in the rate of exchange between the USD and non-USD currencies. Non-USD denominated assets and liabilities are translated at year-end rates of exchange, and the consolidated statements of operations accounts are translated at rates of exchange in effect throughout the year. We estimate that as of December 31, 2020, if the USD strengthened 10% against all foreign currencies, the impact on our consolidated results of operations for the year then ended would be as follows: (a) performance allocations would decrease by $349.3 million and (b) net gains from investments would decrease by $11.7 million. The majority of our TPG funds are USD denominated and have functional currency in the USD. As such, our management fees are not significantly impacted by fluctuations in exchange rates.

Interest Rate Risk

Interest rate risk represents exposure we have to instruments whose values vary with the change in interest rates. These instruments include, but are not limited to, loans, borrowings and derivative instruments. We may seek to mitigate risks associated with the exposures by taking offsetting positions in derivative contracts. We have obligations under our loans that accrue interest at variable rates. Interest rate changes may therefore affect the amount of interest payments, future earnings and cash flows. The loans generally incur interest at LIBOR plus an applicable rate. We do not have any interest rate swaps in place for these borrowings. Based on our debt obligations payable as of December 31, 2020, we estimate that interest expense relating to variable-rate debt would increase by approximately $0.5 million on an annual basis in the event interest rates were to have been one percentage point during the period.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

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BUSINESS

Overview

We are a leading global alternative asset manager with approximately $108 billion in assets under management as of June 30, 2021. We have built our firm through a 30-year history of successful innovation and organic growth. We have delivered superior risk-adjusted returns to our clients and established a premier investment business focused on the fastest-growing segments of both the alternative asset management industry and the global economy. Through our distinctive business approach and strong track record across a diversified, innovative array of investment platforms, we believe we are well-positioned to continue generating sustainable growth across our business.

We have delivered strong historical growth. Our assets under management have grown 48% from 2016 to $89.5 billion as of December 31, 2020. From 2018 to 2020, our total revenues increased 51% to $2.1 billion, and our fee-related revenue, a non-GAAP measure, increased 34% to $716 million. Over that same period, our net income increased 102% to $1.4 billion.

Founded in 1992 with our first investment operations centered in the San Francisco Bay area, TPG is built on family office origins, entrepreneurial heritage and a West Coast base, which have resulted in strong growth, an affinity for disruption and technology, and a distinctive culture of openness and collaboration. Our principled focus on innovation has resulted in a disciplined, organic evolution of our business over time. Dating back to the earliest days of our firm, our track record reflects our history of organically incubating, launching and scaling new platforms and products, often early in the development of important alternative asset industry trends. With a diversified set of investment strategies and a strategic orientation towards areas of high growth, such as technology, healthcare and impact, we are well-positioned for the future of alternative asset management.

TPG is led by a team of world-class executives and business leaders who have an average of 27 years of professional experience, including an average tenure at TPG of more than 12 years, and who are supported by a deep bench of talented professionals. With 872 employees as of July 1, 2021, including more than 300 investment and operations professionals, we conduct our business through 12 offices across 8 countries, providing us with a substantial global footprint and network for sourcing transactions, raising capital and driving value in our investments. Our platform-based investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide pattern recognition. Through multiple decades of experience, we have developed an ecosystem of insight, engagement and collaboration

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across our platforms and products, which currently include more than 280 active portfolio companies headquartered in more than 30 countries, employing more than 500,000 people.

We are a global, diversified alternative asset management firm consisting of five multi-product investment platforms, which we refer to as “platforms.” Our platforms are: (1) Capital, (2) Growth, (3) Impact, (4) Real Estate and (5) Market Solutions.

(1)	Includes $5.4 billion raised in July 2021 for the first close of TPG Rise Climate, of which $400 million is subject to final regulatory approval.
(2)	Excludes legacy and discontinued funds. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.
(3)	“Last 10 Years” refers to all funds raised in the last 10 years; unless otherwise noted, figures are as of December 31, 2020.
(4)

Reflects last 12 months value creation by platform, excluding legacy and discontinued funds. LTM Value Creation measures the value change of the platform during the last 12 months divided by the sum of (i) the Unrealized Value at the beginning of the measurement period plus (ii) Capital Invested in follow-on investments made during the measurement period.

We have constructed a high-quality base of assets under management within highly attractive sub-segments of the alternative asset management industry. The strength of our investment performance and our ability to

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innovate within our business have led to consistent historical growth in our assets under management, all on a scaled infrastructure that gives our business a high degree of operating leverage.

The quality of our asset base and the strength of our returns have allowed us to grow our fee earning assets under management and resulting management fees. We believe that our firm’s earnings stand to benefit from substantial margin enhancement as our platforms continue to grow and mature. We are positioned for rapid, profitable growth, which we believe will compound in the years ahead as we expand our existing platforms, launch new market-leading products and platforms, and pursue inorganic growth opportunities.

Our Distinctive Business Approach

We are distinctive in the way in which we organize our business and make investment decisions. Our business is set apart by our collaborative investment approach, our substantial centralized resources, our partnership engagement model and our entrepreneurial culture.

Deep Industry Focus with Shared Investment Themes

Our platform-based investment and operations professionals are organized into industry sector teams, which share investment themes across platforms to drive firmwide knowledge. Our professionals pursue compelling thematic investment opportunities, unencumbered by specific capital requirements or transaction structures, as evidenced by our partners’ frequent collaboration across platforms and products. Our teams identify outstanding investment opportunities regardless of the platform in which they may ultimately fit, resulting in a broad and efficient firmwide, sector-enabled sourcing funnel. As a result of this approach, as of July 1, 2021 approximately 66% of TPG’s partners have led investments across more than one platform. Furthermore, we support and incentivize collaboration across platforms through the use of shared resources and compensation frameworks. We award investment-specific performance fees to professionals who lead investments, including those made outside of their primary platforms.

We have chosen to focus our teams and our sector development in areas of economic growth and long-term secular tailwinds such as technology, healthcare and impact. We believe this focus has created an investment philosophy and a portfolio that is distinctly growth-oriented, as captured by the revenue growth of the portfolio across our current generation of funds relative to the revenue performance of the companies which comprise public market benchmark indices, as illustrated below:

(1)	Benchmark indices’ 2020 revenue growth per Bloomberg.
(2)	Weighted-average revenue growth where weights are based on unrealized value; includes TPG VIII, TPG Healthcare Partners, Asia VII, Growth V, TPG Tech Adjacencies and Rise II.

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Our collaborative framework enables us to pursue our growth-oriented themes seamlessly across multiple platforms, which is demonstrated by the following examples:

Value-Added Operating Approach

TPG was one of the first private equity firms to establish an in-house operations group, TPG Ops, in 1995. We believe that our operations team continues to be a core differentiator in our ability to drive strong growth in our portfolio companies and the resulting strong performance in our funds. As of July 1, 2021, TPG Ops consists of 54 operations professionals who have substantial specialized sector knowledge and functional experience. Unlike many of our peers, who outsource operational work to consulting firms, the vast majority of our value-added operating activities are executed by TPG Ops members, most of whom are full-time employees of our firm. TPG Ops professionals are fully integrated into our deal teams and incentivized in portfolio company performance, with an opportunity to share in the same investment-specific performance fees as our investment professionals. TPG Ops professionals identify and underwrite operational improvement opportunities, build and partner with strong management teams, and execute on tailored value generation plans through functional line-level engagement. We believe that bringing sector-specialized operational expertise is a key driver to the success of our investment products.

One area of particular expertise for TPG Ops is our ability to build strong management teams, as demonstrated by the nearly 500 C-suite executives that our human capital team has helped our portfolio

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companies recruit since the start of 2017. Our human capital team is also highly focused on leveraging our network, resources and expertise to drive diversity on our portfolio companies’ boards. Since 2017, approximately 32% of the directors who have joined the boards of our portfolio companies self-identify as diverse, and 120 of those directors are women who were previously unaffiliated with TPG.

The deep expertise of TPG Ops has allowed us to create unique investment and growth opportunities in a variety of sectors and situations. TPG Ops enables us to underwrite investments that would be challenging for investors without our operational sophistication, providing us with a distinct advantage in sourcing, executing and managing complex but value-generative transactions.

Notably, corporate carveouts, which are typically highly complex, have been a consistently successful transaction type for TPG over the course of our 30-year history, in part due to the expertise and capabilities of TPG Ops. We have invested in more than 30 carveouts and have found that our deep expertise in the area and our demonstrable operating value-add have made us a partner of choice to parent companies. Selected recent carveouts include:

•	Our 2017 carveout of McAfee from Intel; $4.2 billion total enterprise value (“TEV”)

•	Our 2017 carveout of Kakao Mobility from Kakao Corp; $1.4 billion TEV

•	Our 2018 carveout of Allogene from Pfizer; $0.6 billion TEV

•	Our 2018 carveout of Wind River from Intel; $0.6 billion TEV

•	Our 2021 carveout of DirecTV from AT&T; $16.3 billion TEV

•	Our pending carveout of Boomi from Dell; $4.0 billion TEV

Rich Global, Collaborative Ecosystem with a Robust Base of Centralized Resources

As our investment professionals pursue a diverse range of opportunities, their connectivity to the TPG ecosystem provides them with significant resources and capabilities to create value in a differentiated way. Furthermore, our central ecosystem has allowed us to develop new, innovative products and scale them quickly.

We were early movers in establishing dedicated functional teams to support our global investing efforts. We have deployed our client and capital formation, capital markets, human resources, communications, firm infrastructure and services, legal, compliance and ESG teams across our firm to drive value in each of our platforms, from fundraising to portfolio company realizations. The ability of our teams to leverage these value-added firm capabilities has enabled us to drive positive outcomes seamlessly and consistently across our platforms. There are multiple tangible examples of the impact these shared resources have had on our firm and investments:

•

Since the start of 2018, our client and capital formation team has raised $49 billion, including nearly $14 billion for five new products (including $400 million that is subject to final regulatory approval).

•

Our capital markets team has played a critical role in structuring debt and equity financings by TPG portfolio companies. TPG portfolio companies have priced 52 IPOs and raised over $150 billion in debt across our platforms from January 1, 2014 through June 30, 2021.

•	Y Analytics allows us to quantitatively measure ESG activity across our portfolio and assess the impact footprint of our portfolio companies and our firm.

•	Our organization is also supported by deep internal expertise across dedicated human resources, communications, firm services, and legal and compliance teams.

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Deep, Committed Relationships with a Growing Limited Partner Base

Our relationships with our limited partners have been fundamental to our ability to grow our firm and continue to innovate, both through existing and new products. Our sourcing and development of strong investor relationships is supported by our deep bench of client services talent.

We are backed by the most sophisticated global asset allocators, including approximately 500 institutional limited partners, with whom we have direct relationships. We have significant room to both grow with our existing investors and add new investors. Our committed capital is diversified across geographies: 68% of our capital is from North America, 17% is from Asia and 14% is from EMEA. We have cultivated deep, longstanding relationships with our investors, as evidenced by the 14-year weighted average tenure since our limited partners’ first commitment to one of our funds.

Our investors appreciate the strength of our global ecosystem and the value of our resources and brand across products and platforms; of our limited partners who have commitments in active TPG funds raised over the last 10 years (excluding public market investing vehicles), 79% are invested in active funds across three or more of our products and 83% are invested in active funds across two or more of our platforms. Our client base also continues to expand though the development of new investor relationships which we believe will grow over time; approximately 30% of the commitments in our current generation of funds come from new limited partner relationships developed over the past five years.

Innovative Product Development and Growth Model

Our business approach is integral to how we continue to build our firm. Our focus on key growth sectors and our successful track record have given our teams the differentiated level of expertise and credibility required to identify opportunities for new product development, and our entrepreneurial culture has encouraged our teams to execute on the opportunities that they identify. As such, throughout our 30-year history, we have increased the breadth of our investment franchise through a combination of organic incubation of new products and acquisitive growth. Since the start of 2018, we have raised nearly $14 billion for five new products (including $400 million that is subject to final regulatory approval). Notable examples of innovative new product launches in recent years include:

•	2018: TPG Healthcare Partners ($2.7 billion): Dedicated fund investing in all areas of healthcare, primarily in partnership with other TPG funds

•	2018: TPG Tech Adjacencies ($3.7 billion across two fund cycles): Focused on making structured minority investments in internet, software, digital media and other technology sectors

•

2021: TPG Rise Climate ($5.4 billion, including $400 million that is subject to final regulatory approval): Dedicated impact fund focused on investing in and scaling commercially viable companies that are developing innovative climate solutions

Culture as Strategy

Since our firm’s founding, we have believed that fostering a collaborative, open-partnership culture within TPG is a strategic imperative in enabling our growth and success. Empowered by the way we manage our firm and invest our capital, our team distinguishes itself in the sourcing and execution of investments beyond merely being a provider of capital. Internally, our partnership mindset is embodied in our core activities, including our investment committees, which are open to all investment and operations professionals. These activities encourage diversity of thought and the sharing of specialized knowledge across our platforms and products. Our culture of collaboration is fundamental to how we develop and retain our people.

Our culture also drives the way in which we engage with our existing and prospective portfolio companies. As a result of our institutional emphasis on mutual respect, transparency and partnership, our professionals are

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often the “partner of choice” for the management teams, founders and ownership groups of companies in which we seek to invest. Our culture has been a driver of strong investment outcomes and has allowed us to establish longstanding relationships with management teams, which, in turn, has resulted in multiple instances of our successful repeat partnerships with these teams.

Our Market Opportunity

Alternative asset management is the highest-growth segment within the broader asset management industry, with a market size of $10.7 trillion that is projected to grow at a 9.8% CAGR from 2020 to 2025, according to Preqin Ltd.’s Special Report: The Future of Alternatives 2025 (the “Preqin Special Report”). Within alternative asset management, private markets are growing most rapidly, with private equity and private debt expected to grow by 15.6% and 11.4%, respectively, according to the Preqin Special Report. Against that backdrop, we have built our firm with the following trends in mind: (1) an increasing shift of assets under management towards private equity, (2) growing demand for specialized products and expanding cross-platform relationships, (3) a shift in preference towards sector-focused products, (4) the rise of growth-oriented investing, (5) the development of impact investing and (6) increasing international diversification.

Increasing Shift of Assets Under Management Towards Private Equity

Private equity’s long history of strong, consistent performance has resulted in the asset class becoming the largest segment within alternative asset management according to the Preqin Special Report and has led to the development of robust pools of fee-related earnings for private equity managers. Private equity is now firmly established as a core component of limited partners’ portfolios. Limited partners have increased allocations to the segment, with the overwhelming majority of limited partners surveyed planning to increase or maintain their portfolio allocations to private equity as they consider future allocation objectives according to the Preqin Ltd.’s Investor Outlook: Alternative Assets, H1 2021 (the “Preqin Alternative Assets Report”), a continuation of a multi-year trend that has been fueling the growth of the private equity industry.

(1)	According to the Preqin Alternative Assets Report.

As a firm, we have intentionally developed a large, diversified exposure to private equity, which accounts for 81% of our assets under management. Since 2006, we have expanded the number of private equity products we offer from four to ten. Our private equity activities are highly diversified across geographies, sectors, products, and portfolio company sizes and lifecycles.

Growing Limited Partner Demand for Specialized Products and Expanding Cross-Platform Relationships

While traditional buyout strategies have remained the cornerstone of the private equity industry for decades and have continued to grow, specialized funds that are dedicated to discrete products (e.g., sector funds, growth

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funds, impact funds, etc.) have taken share in recent years, and we believe they will continue to do so. Limited partners have sought opportunities to invest in these specialized funds in order to achieve specific asset allocation objectives within the context of generally expanding alternative asset portfolios. As a result, non-buyout products now comprise more than 50% of total industry-wide assets under management, according to Bain & Company’s 2021 report, Global Private Equity Report. As limited partners have sought specialized products, they have increasingly prioritized forging relationships with top managers that allow them to deploy capital across multiple products, as evidenced by Hamilton Lane Incorporated’s findings on the growing proportion of private equity assets under management dedicated to non-buyout strategies and the number of product families operated by the largest general partners.

(1)	Based upon data provided by Hamilton Lane Incorporated.

We have expanded strategically through the creation of specialized products designed to capitalize on market opportunities in which our track record and expertise position us to drive differentiated outcomes for our limited partners. We are currently investing out of 17 distinct products through our five platforms and have achieved substantial participation from our limited partners across platforms and products. Our strong track record across these products has allowed us to forge deep, cross-platform relationships with our limited partners. We believe that these specialized products make us a partner of choice for our limited partners and provide them with the flexibility that they value. Of our limited partners who have commitments in active TPG funds raised over the last 10 years (excluding public market investing vehicles), 79% are invested in active funds across three or more of our products and 83% are invested in active funds across two or more of our platforms.

Investor Preference for Sector Specialization

Alternative asset managers have increased their sector specialization in recent years as an increasing number of limited partners have realized that funds with sector-focused mandates provide differentiated sourcing, execution and operational capabilities.

For many years, we have organized our investment activity to focus on high-growth sectors and thematic trends. The rapid growth of technology and healthcare has been driven by powerful secular tailwinds, including the increasing penetration of enterprise software, the global growth in internet usage, and increasing levels of global spend on healthcare products and services. These trends will likely continue to strengthen in the years ahead, driving continued robust earnings growth and investment activity in these sectors.

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Our focus on growth has led us to develop particular sector depth in the technology and healthcare sectors, which, as demonstrated below, account for 32% and 29% of our invested capital since the start of 2018, respectively.

The Rise of Growth-Oriented Investing

One of the primary ways in which alternative asset managers have been diversifying their platforms in recent years is through the development of growth equity products which invest in earlier-stage businesses that fall between venture capital and traditional buyout products. Assets under management dedicated to growth equity have increased more than any other private equity product since 2010, growing more than six-fold from $124 billion in 2010 to $777 billion in 2020, according to the Preqin Global Report.

(1)	According to the Preqin Global Report.

As a result of our institutional orientation towards growth, we identified the increasing importance of growth equity investing and in 2007 were early among global alternative asset managers to develop a dedicated growth investing platform. Since establishing that business, we have developed it into a $16.4 billion platform that includes several unique products, including our Growth funds, our Tech Adjacencies fund and our Digital Media fund. Notably, our Growth platform accounted for 23% of our total private equity assets under management as of December 31, 2020. We believe that The Rise Funds and Evercare are also highly growth-oriented, representing $5.6 billion and an additional 6% of our total private equity assets under management as of December 31, 2020. We believe that our growth platform is highly complementary to our broader investing ecosystem, allowing us to build relationships with highly promising companies earlier in their lifecycles, helping us identify emerging industry trends quickly and increasing our relevance as a partner in high-growth industries globally.

The Development of Impact Investing

Impact funds have developed significant momentum in recent years as investors and companies across the globe increase their focus on broader societal needs and begin to reevaluate how to incorporate a focus on these issues into their capital deployment strategies. As a result, institutional investors have embraced products that are

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focused on driving both measurable financial returns and positive societal outcomes. In the United States alone, ESG-focused assets under management grew by $5.1 trillion between 2018 and 2020 according to the US SIF Foundation’s Report on US Sustainable and Impact Investing Trends 2020 (the “US SIF Report”). We believe that there is significant pent-up demand and need for impact investing, as evidenced by the nearly 80% of investment managers surveyed anticipating a moderate to significant increase in their ESG practices by 2025 according to the Preqin Special Report.

With $11.3 billion in assets under management, including the $5.4 billion (including $400 million that is subject to final regulatory approval) raised in the first close of TPG Rise Climate, we believe our Impact platform is the world’s largest private equity investing platform committed to achieving measurable, positive societal and environmental outcomes alongside competitive financial returns. We were the first global alternative asset manager to develop an impact investing business with more than $1 billion in assets under management with the launch of The Rise Fund in 2016. With the success of our inaugural Rise Fund, we have since raised a successor Rise Fund and built out our Impact platform to include other sector specific impact investing funds including the Evercare Health Fund, an emerging markets healthcare investing vehicle, and TPG Rise Climate, our dedicated climate investing strategy. Our Impact platform has a dedicated investment team that is supported by a unique ecosystem that we have developed, including:

•	Y Analytics: A public benefit organization that is wholly owned by TPG and which we founded to provide impact research and rigorous assessment measures for impact investments

•	The Founders Board: An advisory board composed of global thought leaders supporting conscientious capitalism as well as a group of strategic partners and advisors

•	The Climate Coalition: A partnership between TPG and more than 20 leading global corporations to share knowledge of and invest in climate solutions through TPG Rise Climate

Increasing International Diversification

Private market investing is a global business, with institutional investors seeking global diversification in their holdings and exposure to high-growth markets. According to the Preqin Global Report, all regions have realized robust growth over the past ten years, with Asia-focused assets under management growing at more than double the rate of the rest of the world.

(1)	According to the Preqin Global Report.

TPG has a longstanding and differentiated track record of international investing. We conduct our business through 12 offices across 8 countries and have deployed capital around the world, as evidenced by our portfolio companies, which are headquartered in over 30 countries. We entered the Asia market in 1994, and our Asia business currently includes 41 investment professionals managing $13.4 billion in assets under management across five regions, driving meaningful strategic value for our firm. In addition, we believe our specialized

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platforms in areas such as growth and impact investing make TPG well-positioned to capitalize on secular growth opportunities in markets outside of North America. Our Growth and Impact platforms have deployed approximately 35% of their capital outside of North America, including investments in countries as diverse as Botswana, China, Kenya and India, in the last five years. Our international presence features a deeply connected ecosystem that drives differentiated insight and a unique view of attractive investment opportunities around the world.

(1)	As of May 2021.

Platforms

We have developed our five investment platforms, (1) Capital, (2) Growth, (3) Impact, (4) Real Estate and (5) Market Solutions, organically over time as we have identified areas where our track record and thematic depth provide opportunities to create differentiated solutions to address market needs. We believe that our platforms provide a compelling cross-section of attractive, fast-growing areas of alternative assets.

Each of our five investment platforms is comprised of a number of products that are complementary to each other and provide our limited partners with differentiated avenues for capital deployment. Most of our products have raised multiple generations of funds, which we believe highlights the value our limited partners see in these products. Importantly, each of our platforms and their underlying products invests across our sectors. Our diverse pools of capital allow us to be flexible and opportunistic investors, which increases both our relevance in the private capital ecosystem and the value we can bring to potential portfolio companies. We believe that this approach is accretive to our organic investment sourcing capabilities and provides a stable, diversified revenue base for our firm with multiple growth vectors. Unless otherwise noted, all metrics are as of December 31, 2020. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.

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(1)	Includes $5.4 billion raised in July 2021 for the first close of TPG Rise Climate, of which $400 million is subject to final regulatory approval.
(2)	Excludes legacy and discontinued funds. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.
(3)	“Last 10 Years” refers to all funds raised in the last 10 years; unless otherwise noted, figures are as of December 31, 2020.
(4)

Reflects last 12 months value creation by platform, excluding legacy and discontinued funds. LTM Value Creation measures the value change of the platform during the last 12 months divided by the sum of (i) the Unrealized Value at the beginning of the measurement period plus (ii) Capital Invested in follow-on investments made during the measurement period.

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Platform: Capital

Our Capital platform is focused on large-scale, control-oriented private equity investments and was the first business formed within TPG at our 1992 founding. Since inception, our Capital platform has invested over $70 billion and has created more than $60 billion of value, achieving a gross IRR of 23%. In the last 12 months, the platform has generated value creation of 13%. Our Capital platform funds are organized in four primary products: (1) TPG Capital, (2) TPG Healthcare Partners, (3) TPG Asia and (4) Continuation Vehicles.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics—Assets Under Management.”

Product: TPG Capital

TPG Capital is our North America- and Europe-focused private equity investing business. With $33.3 billion in assets under management and 76 investment professionals around the world, TPG Capital seeks to invest through leveraged buyouts and large-scale growth equity investments in market leaders with fundamentally strong business models. Through our dedicated sector teams, we conduct deep, thematic research, identify sub-sectors that we expect to benefit from long-term secular growth and proactively source opportunities to invest in businesses that are well-positioned to benefit from those trends. We also seek to help our portfolio companies accelerate their growth under our ownership through operational improvements, by investing in organic and inorganic growth, and by leveraging our human capital team to upgrade or enhance our management teams and boards. Since inception, TPG Capital has deployed $60.6 billion across nine funds, achieving a gross IRR of 23%. In the last 12 months, the product has generated value creation of 12%. Selected Capital fund investments include Astound, Beringer, Burger King, CAA, CCC, IQVIA, LifeStance Health, Life Time Fitness, McAfee, MEMC, Par Pharmaceutical, Petco, Seagate, Transporeon, Viking Cruises and WellSky.

Product: TPG Asia

We were one of the first alternative asset management firms to establish a dedicated Asia franchise with the 1994 development of our presence in Shanghai, where we opened our first international office. Since then, we have established a strong footprint and track record in the region, which has provided a foundation to pursue the region’s highly attractive investing opportunities with both new and existing products and strategies. Today, TPG Asia consists of 41 investment professionals who are well-distributed across five regions and are focused on pursuing control-oriented investments in Australia, China, India, Korea and Southeast Asia. Leveraging the strength of our multi-region presence, we build value-creating regional platforms by investing through a variety of transaction structures, including through partnerships with governments, families and large corporations. Since inception, TPG Asia has deployed $12.7 billion across seven funds, achieving a gross IRR of 20%. In the last 12 months, the product has generated value creation of 12%. Selected Asia fund investments include APM Monaco, BTPN, Greencross, Kakao Bank, Kakao Mobility, Novotech, Parkway, Pathology Asia, Shenzen Development Bank, UPL, and various investments with the Shriram Group and Vishal Retail.

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Product: TPG Healthcare Partners

As a result of our firm’s long-term focus on Healthcare and the successful investment practice we have built around it, in 2018 we established TPG Healthcare Partners, or “THP,” to pursue healthcare-related investments, primarily in partnership with other TPG funds. One of the first funds of its kind, THP provides our limited partners with a dedicated healthcare investment platform that touches all areas of healthcare, including providers, payors, pharmaceuticals, medical devices and healthcare technology. Since inception, THP has deployed $0.9 billion. In the last 12 months, the product has generated value creation of 48%. Selected THP fund investments include AskBio, BGB, Convey Health, Kelsey-Seybold, LifeStance Health, Monogram and WellSky.

Product: Continuation Vehicles

Across our platforms, from time to time we identify portfolio companies in which certain of our limited partners would like to remain invested but which we own in a fund nearing the end of its life. In these situations, we have utilized single-asset continuation vehicles (“CVs”) managed by TPG that allow the limited partners who choose to do so to remain invested in a portfolio company beyond the life of the TPG fund that initially invested in the company. CVs are attractive for both our limited partners, who retain ongoing exposure to strong assets, and for TPG, as these vehicles extend the duration of our capital. One such example is the deal-specific CV we have established for our investment in Creative Artists Agency (“CAA”), a company in which we originally invested in 2010 out of TPG Partners VI, our 2008-vintage TPG Capital fund, and then followed up with a second investment in in 2014. In 2021, TPG Partners VI sold CAA to a CV managed by TPG, creating a full, successful exit for TPG VI, an option for our limited partners to roll their investment, and an opportunity for TPG to continue creating value for our investors and earning management and performance fees.

Platform: Growth

After investing over $3 billion in transactions smaller than $100 million and ultimately creating $8 billion in value in these transactions from inception through 2006, we established TPG Growth in 2007, our dedicated growth equity and middle market investing vehicle. Our Growth platform provides us with a flexible mandate to capitalize on investment opportunities that are earlier in their life cycle, are smaller in size and/or have different profiles than would be considered for our Capital platform. Our organically developed family of growth funds has been a significant driver of growth for our firm in recent years, now accounting for $16.4 billion in assets under management. Since inception, our Growth platform has invested over $11 billion and created more than $8 billion of value, achieving a gross IRR of 21%. In the last 12 months, the platform has generated value creation of 34%. Our Growth funds are organized in three primary products: (1) TPG Growth, (2) TPG Tech Adjacencies and (3) TPG Digital Media.

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Product: TPG Growth

Established in 2007, TPG Growth is our dedicated growth equity and middle market investing product. With approximately $12.4 billion in assets under management and 36 dedicated investment professionals, TPG Growth seeks to make growth equity, control growth buyout and late-stage venture investments. Our Growth fund invests primarily in North America and India and selectively across China, Southeast Asia and Australia. Since inception, TPG Growth has deployed $10.5 billion across five funds and related vehicles, achieving a gross IRR of 21%. In the last 12 months, the product has generated value creation of 32%. Selected Growth fund investments include Airbnb, Beautycounter, CTSI, Evolent Health, e.l.f. Cosmetics, GoHealth Urgent Care, Lenskart, Schiff Nutrition, Precision Medicine Group, Uber and Zscaler.

Product: TPG Tech Adjacencies

Established in 2018, TPG Tech Adjacencies, or TTAD, is a product we developed organically through our technology investment practice to nimbly pursue minority structured investments in internet, software, digital media and other technology sectors. Specifically, TTAD aims to provide flexible capital for founders, employees and early investors looking for liquidity, as well as primary structured equity solutions for companies looking for additional, creative capital for growth. Since inception, TTAD has deployed $1.1 billion of its initial $1.6 billion fund, achieving a gross IRR of 78%. In the last 12 months, the product has generated value creation of 62%. Selected TTAD investments include Age of Learning, C3.ai, CourseHero, Dream 11, EIS, FreedomPay, Kajabi, Kaseya and Toast.

Product: TPG Digital Media

Established in 2018, TPG Digital Media, or “TDM,” is a flexible source of capital to pursue opportunities to invest in digital media. With approximately $0.6 billion in assets under management, TDM seeks to pursue investments in businesses in which we have the opportunity to capitalize on our long history of studying and pursuing content-centric themes. Since inception, TDM has deployed $0.4 billion, achieving a gross IRR of 18%. In the last 12 months, the product has generated value creation of 21%. Selected TDM investments include Goal.com and Stack Commerce.

Platform: Impact

We have a fundamental belief that private enterprise can contribute significantly to addressing societal challenges globally. We launched our Impact platform in 2016 with the founding of The Rise Fund, which we believe is the largest ever impact-focused private equity fund to pursue both competitive financial returns and measurable societal benefits at scale. Since establishing the inaugural Rise Fund, we have raised a successor Rise Fund and built out our Impact platform to include sector specific impact investing funds including the Evercare Health Fund, an emerging markets healthcare investing vehicle, and TPG Rise Climate, a dedicated climate investing strategy. Our multi-fund impact platform harnesses the diverse skills of a differentiated group of stakeholders:

•	Y Analytics: A public benefit organization that is wholly owned by TPG and which we founded to provide impact research and rigorous assessment measures for impact investments

•	The Founders Board: An advisory board composed of global thought leaders supporting conscientious capitalism as well as a group of strategic partners and advisors

•	The Climate Coalition: A partnership between TPG and more than 20 leading global corporations to share knowledge of and invest in climate solutions through TPG Rise Climate

We believe our impact funds can deliver meaningful societal improvements aligned with the United Nations Sustainable Development Goals while continuing to advance a new measure of success in the world of investing by creating profit and positive impact in tandem. Since inception, our Impact platform has invested over $2 billion and has created more than $1 billion in value, achieving a gross IRR of 34%. In the last 12 months, the

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platform has generated value creation of 30%. Our Impact platform has $11.3 billion in assets under management, including the $5.4 billion raised in the first close of TPG Rise Climate (including $400 million that is subject to final regulatory approval), which was held on July 27, 2021. Our Impact funds are organized in three primary products: (1) The Rise Fund, (2) TPG Rise Climate and (3) Evercare.

Product: The Rise Funds

Established in 2016, The Rise Funds are our dedicated vehicles for investing in companies that generate demonstrable and significant positive societal impact. With approximately $5.1 billion in assets under management and 22 dedicated investment professionals, The Rise Fund’s core areas of focus include education, clean energy, financial inclusion, technology and healthcare, with a secondary focus on food & agriculture, technology and greening industrials. The funds invest globally, diversifying across developed and developing markets as macro conditions and specific opportunities evolve. Since inception, The Rise Funds have deployed $1.8 billion across two funds, achieving gross IRR of 33%. In the last 12 months, the product has generated value creation of 36%. Selected investments across The Rise Funds include Acorns, Airtel Money, Allogene Therapeutics, Dodla Dairy, Dreambox Learning, Greenhouse and Varo.

Product: TPG Rise Climate

Established in 2021, TPG Rise Climate is our dedicated climate impact investing product. TPG Rise Climate represented an extension of our impact investing efforts to meet the challenges and opportunities created by global climate change. The fund held its first closing of $5.4 billion (including $400 million that is subject to final regulatory approval) on July 27, 2021, which we believe marks one of the largest and most significant new private equity fund raises. TPG Rise Climate is innovative in matching significant capital from traditional limited partners with over $1 billion in commitments from over 20 leading global corporations. In addition to committing capital to the fund, the companies joined TPG in forming the TPG Rise Climate Coalition, an effort focused on sharing knowledge, investment opportunities, and best practices among the corporate group and more broadly across the TPG Impact platform. TPG Rise Climate’s core areas of focus include Clean Energy, Enabling Solutions, Decarbonized Transport, Greening Industrials, and Agriculture and Natural Solutions.

Product: Evercare

We completed in 2019 a transaction to take over management of the existing assets of the Abraaj Group’s Growth Markets Health Fund, which we re-named The Evercare Health Fund (“Evercare”). Evercare is an emerging markets healthcare fund with $0.6 billion in assets under management that is executing on the mission of providing affordable, high-quality healthcare in emerging markets. Evercare’s investments are integrated under a common operating platform, The Evercare Group (“The Group”), an integrated healthcare delivery platform in emerging markets across Africa and South Asia, including India, Pakistan, Bangladesh, Kenya and Nigeria. The Group’s portfolio includes 30 hospitals, 16 clinics, more than 70 diagnostic centers and two brownfield assets.

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Platform: Real Estate

We established our real estate investing practice in 2009 to pursue real estate investments systematically and build the capabilities to do so at significant scale. Since our first real estate investment, a $225 million investment in a portfolio of 101 mortgages and properties owned by a failed bank, our real estate investing efforts have grown substantially to include $10.4 billion of assets under management. Since inception, our Real Estate platform has invested over $4 billion and created nearly $2 billion in value, achieving a gross IRR of 25%. In the last 12 months, the platform has generated value creation of 8%. Today, we are investing in real estate through three primary products: (1) TPG Real Estate Partners, (2) TPG Real Estate Thematic Advantage Core-Plus and (3) TPG RE Finance Trust, Inc.

(1)	Realizations are net of TRTX activity, which is reflected in Changes in Investment Value.

Product: TPG Real Estate Partners

TPG Real Estate Partners (“TREP”) was established in 2009 and today includes 26 investment professionals. Central to this opportunistic real estate strategy has been a focus on acquiring and building platforms rather than investing on a property-by-property basis, which we believe creates more efficient operating structures and ultimately results in scaled investments that may trade at premium entity-level pricing in excess of the net asset value of individual properties. In assembling these portfolios, TREP utilizes a distinct theme-based strategy for sourcing and executing proprietary investments. Over time, many of these themes have aligned with TPG’s broader thematic sector expertise, particularly those pertaining to the healthcare and technology sectors, where we believe we gain significant proprietary insight from the TPG ecosystem of private equity investment professionals, portfolio companies and company executives. Since inception, TREP has invested $4.4 billion of equity into 36 real estate investments in North America and Europe, achieving a gross IRR of 25%. In the last 12 months, the product has generated value creation of 8%. Selected TREP investments include Alloy Properties, LifeStorage, P3 Logistic Parks and Taylor Morrison.

Product: TPG Real Estate Thematic Advantage Core-Plus

In early 2021, we formed TPG Real Estate Thematic Advantage Core-Plus (“TAC+”) as an extension of our successful opportunistic real estate investment program. TAC+ targets investments in stabilized (or near stabilized) high-quality real estate, particularly in thematic sectors where we have gained significant experience and conviction. The investment strategy is designed to enhance traditional core-plus objectives of capital preservation and reliable current income generation by applying the differentiated thematic approach, strategy and skillset TREP has developed since inception.

Product: TPG RE Finance Trust, Inc.

We established TPG RE Finance Trust, Inc. (NYSE: TRTX) (“TRTX”) in late 2014 and took the business public in July 2017. TRTX is externally-managed by an affiliate of TPG. TRTX directly originates, acquires, and manages commercial mortgage loans and other commercial real estate-related debt instruments in North America

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for its balance sheet. The platform’s objective is to provide attractive risk-adjusted returns to its stockholders over time through cash distributions. As of June 30, 2021, the TRTX loan investment portfolio consisted of 61 first mortgage loans (or interests therein) and one mezzanine loan with total loan commitments of $5.3 billion.

Platform: Market Solutions

Our Market Solutions platform leverages the broader TPG ecosystem to create differentiated products in order to address specific market opportunities.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics—Assets Under Management.”

Product: Public Market Investing

Our Public Market Investing business consists of two different funds, TPG Public Equities (“TPEP”) and TPG Strategic Capital Fund (“TSCF”).

TPG Public Equities

Established in 2013, TPEP seeks to generate superior risk-adjusted returns through deep, fundamental private equity-style research in the public markets. In keeping with our history of innovation, TPEP is, notably, not siloed from our private investment businesses from an information perspective. This allows TPEP to collaborate with sector-focused teams across the rest of our firm and leverage the full intellectual capital and resources of our firm. TPEP currently manages an approximately $3 billion long / short fund and an approximately $2 billion long-only fund, both of which are managed with broad, opportunistic mandates that allow TPEP to invest globally and across sectors and market capitalizations. TPEP has a long-term orientation and manages a concentrated portfolio that is focused on identifying differentiated views versus consensus based on bottoms-up primary research. As of December 31, 2020, TPEP’s long / short fund generated estimated gross returns since inception of 128%, and TPEP’s long-only fund generated estimated gross returns since inception of 19%.

TPG Strategic Capital Fund

TSCF is a developing product which we created in 2020 in response to an opportunity we saw to combine the expertise of our private equity business to build long-term equity value with the firm’s public equity investing capabilities. TSCF aims to make concentrated investments in public companies where we can work constructively with management and boards through meaningful strategic and operational transitions, leveraging the governance expertise and operational capabilities of the broader TPG platform. TSCF is currently investing out of a $1.1 billion fund.

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Product: SPACs

TPG Pace Group

We established TPG Pace in 2015 to sponsor SPACs. Over the last six years, we have raised seven TPG Pace vehicles for over $3 billion in IPO proceeds, while also driving market leading terms and structures. TPG Pace’s dedicated SPAC team leverages insights and skillsets from across the firm, including Capital Markets, Y Analytics and TPG Ops, to differentiate its value proposition to potential targets. TPG Pace has established a majority independent board of directors for each of its SPACs, comprised of individuals with industry expertise and broad networks of corporate relationships that we believe serve as useful sources of acquisition opportunities. Each SPAC also engages its board in evaluating a prospective target business and conducting a thorough due diligence review. TPG Pace’s purposeful design of its SPAC structure has led to repeated successful merger outcomes, including Playa Hotels & Resorts, Magnolia Oil & Gas, and Accel Entertainment, which, assuming a share price of $10 per share at the time of the relevant business combination, have achieved an average return of 16% as of June 30, 2021.

AfterNext HealthTech Acquisition Corp.

We helped establish AfterNext HealthTech Acquisition Corp. in 2021 as a SPAC focused on the intersection of healthcare and technology. AfterNext HealthTech Acquisition Corp. intends to acquire an innovative company that seeks access to the public equity markets and the intellectual capital of its team to help propel and accelerate the adoption of technologies across healthcare.

Product: Capital Markets

We established our dedicated capital markets group in 2006 to centralize our in-house debt and equity advisory expertise and optimize capital solutions for our investment professionals and portfolio companies. Our capital markets professionals advise across the capital structure in all aspects of debt and equity financings, covering all our platforms and geographies. Notably, our capital markets group has been developing bespoke financing solutions while integrating seamlessly with our investment deal teams for over 15 years. Primary activities include:

•

Debt Capital Markets: (i) Structure and execute new deal and acquisition financings across leveraged loans, high yield bonds, and mezzanine debt (privately placed and syndicated) and (ii) manage capital structures on an ongoing basis, including re-financings, re-pricings, hedging, amendments and extensions and other services.

•

Equity Capital Markets: (i) Act as lead advisor and underwriter on capital raises and the monetization of our ownership stakes in the public equity markets, including initial public offerings, SPACs, follow-on offerings, equity-linked products, and subsequent realizations and (ii) provide dual-track and structured equity solutions advisory, among other services.

Through our capital markets activities, we generate underwriting, placement, arrangement, structuring and advisory fee revenue. In 2019 and 2020, our capital markets business drove $10 million and $36 million in transaction revenue, respectively. With record global capital markets volume as a secular tailwind in addition to our robust investing and realization deal flow, we believe we are positioned to accelerate and scale our capital markets revenue generation. We believe that the high margin profile of our business coupled with our consistent ability to deliver superior financing outcomes drives significant value to our portfolio companies and our stockholders.

Product: Private Markets Solutions

Our private markets solutions business is focused on pursuing investments in high-quality, stable private equity assets, alongside third-party sponsors, typically through continuation vehicles, funds, or underlying third-

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party investment managers who will continue to control such assets in which the funds invest. We believe that the private markets solutions business is highly complementary to our existing investment capabilities and represents a strong growth opportunity for our business. Our private markets solutions business is organized into two businesses: (1) NewQuest and (2) TPG GP Solutions.

NewQuest Capital Partners

Established in 2011, NewQuest seeks to acquire private equity positions on a secondary basis in underlying portfolio companies whose businesses are substantially based in the Asia Pacific region. With an investment team consisting of 27 professionals, NewQuest is principally focused on complex secondary transactions, thus distinguishing it from the majority of secondary firms in the market today.

TPG GP Solutions

Established in 2021, TPG GP Solutions (“TGS”) was created to invest in high-quality private equity assets, which are principally based in North America and Europe, in partnership with third-party general partners. TGS brings a primary private equity approach to the general partner-led secondaries market that leverages the TGS team’s deep investing experience and the insights and expertise of the broader TPG ecosystem.

Competitive Strengths

Purpose-Built Investing Franchise with Optimal Mix of Scale and Growth

We are a longstanding leader in alternative asset management, with a strong brand that we have developed over multiple decades of successful investing and purposeful exposure to the fastest-growing areas of alternative asset management. Today, our ecosystem is distributed across more than 30 countries, 17 active products and five growing platforms, providing us with multiple and diverse vectors for substantial growth. At our current scale, we benefit from having significant resources, capabilities, and pattern recognition yet being of a size from which we can continue to grow rapidly.

This growth potential is apparent in the character of our assets under management; approximately $30 billion, representing one-third of our total of $90 billion, is attributable to funds raised between 2018 and 2020. Furthermore, our newer platforms have been strong contributors to our growth, with Impact and Market Solutions fee-related revenue growing at a CAGR of 33% and 59% from 2018 to 2020, respectively.

Differentiated Operating Model that Utilizes Shared Themes Across Platforms

Our differentiated operating model unites our investment products and global footprint around a cohesive commercial framework. While our investment and operations professionals conduct their work across a broad global footprint, our shared investment themes approach to resourcing and compensation encourages cross-platform investing. Sector-focused investment and operating teams collaborate frequently on a formal and informal basis across deal sourcing, execution and value creation, which has contributed to a pattern of unique transactions and differentiated outcomes for our investments. We believe that a truly unsiloed investment platform is paramount to unlocking the full value of our deep sector expertise and allows our investment teams to apply that expertise across a flexible range of investment mandates and styles. Furthermore, we believe that our ability to utilize our shared themes across our platforms and funds will allow us to leverage our resources over time, reinforcing the strength of our ecosystem while generating operating leverage in our financial model. As of July 1, 2021, approximately 66% of TPG’s partners have led investments across more than one platform.

Platform Levered to the Highest-Growth Sectors of the Global Economy

We have built our platforms purposefully, with a focus on the most attractive sectors, geographies and products of alternative asset management. The technology and healthcare sectors account for 32% and 29% of

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our invested capital since the start of 2018, respectively. We believe our early specialization in these sectors positions us to capitalize on the powerful secular tailwinds in these industries, which we expect to continue to accelerate in the years ahead.

Similarly, impact funds have benefited from strong momentum in recent years, as U.S. ESG-focused AUM has grown by $5.1 trillion between 2018 and 2020, according to the US SIF Report. We were the first global alternative asset manager to develop a scaled impact investing platform with the launch of The Rise Fund in 2016, and today we are one of the largest private market impact investing platforms, with $11.3 billion in assets under management, including the $5.4 billion raised in the first close of TPG Rise Climate (including $400 million that is subject to final regulatory approval).

We were one of the first alternative asset managers to establish a sizeable Asia franchise, which we formed in 1994 and have since grown to $13.4 billion in AUM. The Asian market is one of the highest-growth areas of alternative asset management, exhibiting 24% growth per annum in AUM from 2010 to 2020 according to the Preqin Global Report.

Partnership Model Aligned with Our Strong and Growing Limited Partner Base

We have a long history of raising significant amounts of capital from a broad, growing base of limited partners. Our institutional investor base includes some of the leading public and corporate pensions, sovereign wealth funds, funds of funds, high net worth individuals, financial institutions, insurance companies, endowments and other sources. Our deep relationships with limited partners are evidenced by the commitments that we receive across products and platforms; of our limited partners who have commitments in active TPG funds raised over the last 10 years (excluding public market investing vehicles), 79% are invested in active funds across three or more of our products and 83% are invested in active funds across two or more of our platforms. While we have a stable base of longstanding limited partners, as demonstrated by the 14-year weighted average tenure since first commitment among the current limited partner base, we continued to penetrate new sources of capital, with approximately 30% of the commitments in our current generation of funds coming from new limited partner relationships developed over the past five years.

Track Record of Delivering Consistent, Attractive Returns

We have an exceptional track record of generating consistent, attractive risk-adjusted returns across our platforms. We believe that our deeply thematic investment approach and operational capabilities have been central to our ability to deliver strong performance across market cycles and investment conditions. The following chart summarizes our investment performance across our platforms:

(1)

Reflects Gross IRRs by platform, excluding legacy and discontinued funds, for all funds raised in the last 10 years. See “Management’s Discussion and Analysis of Financial Results of Operation—Operating Metrics—Fund Performance Metrics” for full track record disclosure.

Furthermore, our portfolio has strong momentum. The following chart summarizes the equity value creation in our portfolio in the last 12 months, by platform.

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(1)

Reflects last 12 months value creation by platform, excluding legacy and discontinued funds. LTM Value Creation measures the value change of the platform during the last 12 months divided by the sum of (i) the Unrealized Value at the beginning of the measurement period plus (ii) Capital Invested in follow-on investments made during the measurement period.

Experienced Team and Commitment to Good Governance

We believe that our people and the differentiated culture they create are fundamental drivers of our success. Since our firm’s inception, we have focused on recruiting, developing and retaining exceptional talent. As of July 1, 2021, of our 872 employees, over 300 are investment and operations professionals and over 275 are functional professionals. Of our investment, operational and functional professionals, over 150 are senior professionals leading sourcing, investment management and execution. We have a global footprint made up of individuals from diverse backgrounds across investing, operations, management, and leadership roles, and we believe that our unique culture puts our team members and our firm in the position to succeed.

Consistent with our institutional commitment to good governance, we have established a clear and definite path for both founder succession and long-term governance of our company by an independent board of directors. This plan will ensure both an increasing role in the governance and long-term strategic development of our company by our next generation of leaders, who are generally internally developed, and an orderly transition to permanent governance by a board elected by our company’s stockholders. For additional information, see “Management—Founder Succession and Governance Transition.”

Alignment of Interests with Stakeholders

One of the fundamental philosophies of our firm has been to align the interests of our professionals with those of the investors in our funds, our portfolio companies and our other stakeholders. Since our inception in 1992, we and our principals have committed over $4 billion to our own funds and portfolio companies. Furthermore, we have sought to achieve the same alignment of interests between our professionals and our stockholders through our professionals’ significant and long-term interest in TPG. We expect that our professionals will own approximately        % of the equity in TPG after this offering, aligning our interests with those of our stockholders. In connection with this offering, we are also establishing a long-term equity compensation plan that we believe will support this alignment of interests.

Growth Strategy

We will continue to drive value for our stockholders by pursuing a multi-dimensional growth strategy predicated on generating attractive returns for our limited partners, expanding our existing platforms, launching new platforms to develop new market-leading products and pursuing inorganic growth opportunities. Our near- and medium-term growth trajectory is supported by a balanced mix of highly visible growth across a diverse set of existing products and our considerable undeployed but committed fee earning assets under management. We anticipate all five of our platforms will contribute significantly and predictably to the growth of our assets under management over the next five years. We believe that our platform, our expertise across various investment products and our history of successful innovation as a firm, will enable us to continue growing our assets under management across each of these products in a measured, predictable manner.

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Given our current scale, our large investment in our shared resources, the multiple growth vectors provided by our diverse platforms, and our significant unaddressed alternative asset sub-sectors, we believe that we will continue to grow our assets under management and our operating leverage.

Deploy Currently Committed Capital and Accelerate Embedded Operating Leverage

We have significant embedded growth in our platform due to our $25.4 billion of capital that is committed but not deployed, which accounts for 50% of our fee earning assets under management, and our $10.7 billion of assets under management that is subject to fee earning growth as of December 31, 2020. As our platform grows, our firm benefits from economies of scale as we realize operating leverage.

Generate Attractive Returns in Our Funds

Delivering consistent, attractive returns is core to our strategy and has been fundamental to our ability to scale our business over time. Since inception, our strong historical performance across investment products has generated $76.5 billion in value for our limited partners, which has resulted in our ability to consistently raise capital for both existing and new investment products. We believe that our experienced team, shared themes investing model, value-added operating approach and rich global ecosystem will continue to drive strong performance in our funds, which will allow us to drive sustainable growth in our assets under management. In addition, our firm is levered to the highest-growth sectors in the global economy, which provide our investment platform and returns with long-term secular tailwinds that support TPG’s growth.

Grow and Extend Existing Platforms

We have built a scaled, global and diversified investing franchise by expanding our platforms. Across each of our fund platforms, we have continued to see meaningful increases relative to preceding fund cycles. The current generation of funds in our Capital platform in aggregate is 37% larger than the previous one. Similarly, our Growth and Real Estate Partners products have grown by 20% and 80%, respectively, since their prior cycles. Across our existing platforms, we have developed $30.3 billion of assets under management through vintages raised since the start of 2018, which represents 45% growth relative to December 31, 2017 assets under management. In addition to our investing activity, our Capital Markets business has proved to be a strong contributor to our firm’s growth and profitability in recent years as we continue to expand our capabilities and build our team. We are well-positioned to continue to deliver superior investment performance across our funds and strengthen and expand our relationships with limited partners for our existing product platforms.

Develop New Products

In addition to the vertical expansion of our existing products, throughout our 30-year history we have built our business by incubating new platforms organically to expand our investment franchise horizontally into new product categories. Our Growth platform is a strong example of our organic innovation playbook. After many years of success investing with a growth-oriented mindset, we raised a dedicated growth fund in 2007. As our successor growth funds have continued to scale, teams across our platforms have also identified and executed on opportunities adjacent to our dedicated growth products, including professionals from our Capital platform developing TPG Tech Adjacencies and TPG Digital Media. We have also launched new funds from our Capital platform, including our Real Estate platform, and, more recently, TPG Healthcare Partners in 2018. Since the start of 2018 and through the first close of TPG Rise Climate in July 2021, our client and capital formation has raised nearly $14 billion for five new products (including $400 million that is subject to final regulatory approval).

We intend to continue our deliberate strategy of innovation and development of high-growth products to accelerate growth. We believe that there are a number of highly attractive expansion opportunities for our business, including additional sector-specific products, asset classes and channels for capital raising.

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Selectively Pursue Strategic Partnerships and M&A

We believe we are well-positioned to pursue inorganic growth opportunities in significant sub-sectors of alternative asset management which are complementary to our existing platform but which we do not address today. As an example, in 2018, we began a strategic partnership with NewQuest, a private equity secondaries platform focused on the Asia Pacific region. Following that initial minority investment, we utilized our people, resources and insight to support the business’ growth, which ultimately led to the platform scaling from approximately $0.9 billion in assets under management as of June 30, 2018 to $2.1 billion in assets under management as of June 30, 2021. On the back of our successful initial partnership, we launched a U.S. and European secondaries business in 2020, and in 2021 we acquired a majority interest in NewQuest. These steps have created a global private market solutions practice that is a key contributor to our growing Market Solutions platform.

Recruit, Retain and Develop World-Class Talent

Attracting, retaining and developing world-class talent is fundamental to our business and is a strategic priority for our leadership team. We utilize a highly disciplined recruiting strategy that is focused on identifying and attracting talented individuals from diverse backgrounds. Our people are equipped with the tools that they need to succeed and grow professionally through ongoing training and a cultural emphasis on collaboration and mentorship. Our ability to retain our professionals and cultivate their success within our firm is evidenced by the over 50% of our investment partners who joined the firm as junior professionals. We are highly focused on ensuring that we continue to make TPG a coveted place to work and grow for our people.

Environmental, Social and Governance Action

TPG has a longstanding commitment to fostering strong ESG performance as a firm and in our investment practices. Reflecting an enduring commitment to build strong, sustainable companies, TPG first adopted its Global ESG Performance Policy in 2012, became a signatory to the UN Principles of Responsible Investment in 2013, and is a supporter of the Sustainability Accounting Standards Board (SASB). Each year, we continue to strengthen and deepen the integration of ESG performance throughout the firm in various ways.

Our ESG Strategy Council and Y Analytics (TPG’s impact assessment and ESG performance arm whose mission is to increase the amount and effectiveness of capital allocation for the greater good) provide leadership and support to our investment professionals on ESG topics throughout the lifecycle of investments. The ESG Strategy Council unites the leadership of the multiple functions that touch ESG issues: Legal, Compliance, Human Resources & Human Capital, Operations and Y Analytics.

TPG also advances several ESG and impact-related initiatives through investment-related actions, namely:

Advancing Diversity, Equity and Inclusion

At TPG, we believe that the quality of our investments and our ability to build great companies depend on the originality of our insights. We are committed to having and creating diverse, equitable and inclusive workplaces. Promoting diversity, equity and inclusion is one of TPG’s core values. This core value is embedded into the highest levels of our firm and is guided by our Diversity, Equity & Inclusion Council (the “DE&I Council”). The DE&I Council was launched in 2015 and is a 17-member partner steering committee led by our CEO and Chief Human Resources Officer, supported by three advisory groups driven by our people that are focused on recruiting, external and ecosystem engagement, and internal engagement. Our actions include:

Board Diversity Initiative: Within our portfolio’s boards of directors, we have advanced board diversity in terms of gender, race, ethnicity and sexual orientation. As of August 2021, more than 70% of our companies’ U.S.-based boards have both gender and racial/ethnic diversity, and we have helped appoint more than 120

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women directors since the start of 2017. As part of our efforts around board diversity to broaden our executive network and to influence our larger ecosystem, we have worked with a number of leading diverse director organizations as collaborators, speakers and often as sponsors, including the Thirty Percent Coalition, Women Corporate Directors, Him for Her, Ascend-Pinnacle, the Latino Corporate Directors Association and Stanford Women on Boards.

Investing in Diverse-led Investment Managers: In 2019, TPG launched its TPG NEXT initiative, which aims to identify and develop emerging and diverse alternative asset managers, with its investment in Harlem Capital Partners, a venture capital firm focused on investing in companies with diverse founders. Subsequently, TPG NEXT has made investments in LandSpire Group, a real estate investment fund aiming to provide under-resourced communities with the necessary infrastructure to create equitable growth and a sustainable ecosystem, and VamosVentures, an impact venture capital fund hoping to deliver meaningful impact through wealth creation, social mobility, unique tech solutions, and taking a visible and clear stand as diverse investors.

Advancing Action on Climate Change

TPG has long recognized the importance of considering the opportunities and financially material risks posed by climate change. Our overall climate strategy includes understanding our firm-wide operational and financed emissions and physical and transition-related risks in our portfolio.

We have analyzed and verified our firm-wide operational emissions for 2019 and 2020, and offset 2020 and 2021 prospectively to take immediate action to neutralize our firm’s operational emissions.

We also provide support to investment professionals and portfolio companies regarding climate – either through direct advisory support or through reference to our external network of advisors and consultants.

We participate in and support several climate-related industry groups and initiatives, including the TCFD, Ceres, Initiative Climate International, IIGCC, One Planet Private Equity Funds and We Are Still In.

Creating Innovative Platforms

A key reflection of TPG’s commitment to environmental and social impact has been our creation of leading platforms for investment in companies that deliver positive impact in addition to financial returns. These have included: The Rise Fund, which launched in 2016 and raised its successor fund in 2020; TPG Pace Beneficial Finance, launched in 2019; and TPG Rise Climate. This work plays an important role in seeking to bring scaling capital to environmentally and socially beneficial solutions beyond the venture stage.

See “—Platforms—Platform: Impact” for further discussion of these platforms.

Continuing Commitment to Civic Engagement

TPG has always been engaged in our communities, supporting volunteerism and charitable donations. At a firm level, we have focused much of our civic engagement on our commitment to equality. TPG engages on public issues to advance equality, such as immigration, gender and racial discrimination, women’s issues and access to education. For example, in 2017, TPG authored guidance for our portfolio companies encouraging preservation of Deferred Action for Childhood Arrivals (DACA) and providing support and financial resources to those impacted. In 2018, TPG joined the Business Coalition for the Equality Act. In 2019, TPG was the only private equity firm to sign an amicus brief to the U.S. Supreme Court in support of non-discrimination protections for LGBTQ+ people in federal civil rights law.

Human Resources

The quality of our investments and our ability to build great companies depends on the caliber of our people. Our people are one of the strengths and principal reasons for our success and are integral to our culture of

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integrity, creativity, collaboration and innovation. We aim to create a welcoming and inclusive work environment with opportunities for growth and development to attract and retain a high-performing team.

Talent Acquisition, Development and Retention

As of July 1, 2021, we have approximately 872 full-time employees, including 303 investment and operations professionals, 413 non-investment and fundraising professionals, and 156 support staff, located in 12 offices across Asia, Australia, Europe and North America. We seek to attract candidates from different backgrounds and skill sets and to hire the best in our industry.

We believe our culture, the breadth of our platforms and our reputation for strong investment performance help us attract, develop and retain the best talent in our industry. We continuously enhance our internal processes to improve employee engagement, productivity and efficiency. Recognizing that feedback is a critical component to driving employee career growth and development, as well as overall engagement, we have developed a robust feedback cycle, which includes training opportunities for all employees to address the best ways to both provide and receive feedback. In addition to our 360 annual review process, our performance management system facilitates employee goal setting and encourages feedback throughout the year, including upward feedback from employees on the effectiveness of their managers. We perform thorough discussions on career advancement and development and provide opportunities for our employees to participate in external professional development opportunities. We also continue to expand our employee and manager training programs, provide formal and informal mentoring, conduct frequent town hall meetings hosted by senior leadership and host other events to foster our community.

Compensation and Benefits

The firm provides a comprehensive compensation, benefits and total rewards platform to support our people’s well-being and reflect the performance of the firm as a whole and each individual’s contributions to the firm. Compensation is generally comprised of a base salary (or hourly rate) and a discretionary annual cash bonus that is determined based on a number of performance considerations.

In connection with the implementation of our post-offering compensation and incentive model, we intend to increase the share of performance allocations available to our partners and professionals. See “Executive and Director Compensation—Compensation Discussion and Analysis—Compensation Program Adjustments On and Following this Offering.”

We are committed to the health, safety and wellness of our people and offer comprehensive health and welfare benefit plans and retirement offerings, as well as a variety of wellness benefits, including time-off plans and family planning resources.

Our culture of performance and incentive compensation structure helps to ensure that our people’s interests align with the firm’s financial performance and goals. To further align the interests of our people with stakeholders and to cultivate a strong sense of ownership and commitment to our firm, certain of our people are also eligible to make co-investments in or alongside our funds and other vehicles we manage.

During 2020 and 2021 prior to this offering, compensation decisions for our people (other than our Founders and Mr. Winkelried) were made by our Executive Chairman and our CEO and, in certain instances, other senior people at TPG. For a description of our governance regarding compensation decision-making see “Management—Certain Rights of Our Founders and Our CEO Prior to the Sunset,” and for a description of compensation paid to our named executive officers, see “Executive and Director Compensation.”

Our People’s Awareness, Education and Engagement

In furtherance of our goal of developing an inclusive workforce, over the past few years we have held firm-wide unconscious bias training, anti-harassment training and radical candor training. Additionally, we have

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focused on identifying a diverse pipeline of partners, integrated Human Resources into performance reviews, compensation and promotion discussions to ensure equity and considerations of diversity, and implemented mentoring programs aimed at providing our people with support and career guidance. We also launched “Talks@TPG,” which are talks hosted by the firm’s senior leadership and focus on critical diversity, equity and inclusion topics as well as topics such as mental health, work-life balance and building resiliency. Our people are encouraged to engage with and support one another through our affinity groups, which include Asian, Black, Hispanic, LGBTQ+, Veterans and Women groups that were formed to cultivate and retain a diverse, equitable and inclusive workforce.

TPG has taken a stance about the importance of racial equality. We have released public statements against racial injustice and made financial contributions and partnered with various non-profits focused on diversity, equity and inclusion. We have also joined coalitions that support women, including those that support board and executive leadership diversity. For more information on our DEI initiatives for our people, see “—Environmental, Social and Governance Action—Advancing Diversity, Equity and Inclusion” above.

Senior Advisors and Other Advisors and Consultants

To complement the expertise of our people, we also engage senior advisors and other advisors and consultants. While these individuals are not employed by us, they provide us with additional operational and strategic insight. The responsibilities of senior advisors and other advisors and consultants include serving on the boards of our portfolio companies, assisting us in sourcing and evaluating individual investment opportunities and assisting portfolio companies with operational matters. These individuals include current and former chief executive officers, chief financial officers and chairpersons of major corporations, and others holding leading positions of corporations and agencies worldwide.

Corporate Social Responsibility

We are committed to investing in our local communities and engaging our people and other stakeholders in making a meaningful impact, whether through charitable donations or volunteer time. The firm hosts a wide range of volunteering opportunities, including serving meals at local shelters, mentoring local students, and building and coordinating delivery of care packages to U.S. troops. Additionally, we participate in corporate sponsorships and partnerships and offer a donation matching program.

Our Response to COVID-19

In response to the COVID-19 pandemic, our primary focus has been the health, safety and wellbeing of our people and their families. We pivoted to a remote work environment in March 2020. We activated our Enterprise Risk protocols and immediately created a cross-functional and global Return to Office working group to ensure we strategically monitored COVID-19 and planned for business continuity across each of our offices and population globally. We created a remote infrastructure to support our people and maintain their productivity in support of our business goals, our portfolio companies and their management teams and the commitments we have made to our investors. Additionally, we expanded our expense policy to include the purchase of equipment that would enable them to maintain their productivity. As our people faced individual challenges, we provided additional support by adjusting our back-up childcare policies, telehealth access and launching a health concierge service, Rightway Health. We also increased our connectivity as a firm by hosting prominent thought leaders via our internal speaker series on topics of mental health, virtual learning, caregiving during a pandemic and preventing burnout, among other topics. We also extended our internal offerings and provided direct resources to the management teams of our portfolio companies, in partnership with the Human Capital Management team. This included information knowledge sharing as we monitored the pandemic, business continuity strategy and planning, direct guidance to C-level executives, firmwide communications, vendors and access to our speaker series webinars.

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Today, we continue to closely monitor infection and transmission rates, vaccination rates, new variants of COVID-19, impact to schools, and evolving government guidance as we determine when to have our people return to the office. Beyond our external research, we also lean into the expertise of our investment professional healthcare team and their network of thought leaders in the medical field to evaluate and inform our COVID-19-related business decisions. In accordance with local government guidance and social distancing recommendations, we implemented rigorous health and safety protocols, including vaccination requirements, testing, distancing and contact-tracing programs where permissible to maintain our people’s health and safety, where possible.

Investment Process

We maintain a rigorous investment process and a comprehensive due diligence approach across all of our platforms. We have developed policies and procedures that govern the investment practices of our funds. Moreover, individual funds can be subject to certain investment requirements and limitations, including the types of assets in which the fund can invest, the amount that can be invested in any one company, the geographic regions in which the fund will invest and potential conflicts of interest that may arise from investing activities. Our investment professionals are familiar with our investment policies and procedures and the investment criteria applicable to the funds they manage, and these limitations have generally not negatively impacted our ability to invest our funds. Additionally, our investment professionals frequently interact across our platforms on a formal and informal basis. We have in place certain procedures to allocate investment opportunities among our funds in a way that complies with our duties as managers of the applicable funds and that is equitable, fair and in the best interests of the applicable funds.

Our investment professionals are actively involved in the investment process. Generally, they directly or indirectly lead with identifying, evaluating, structuring, performing diligence, conveying terms, executing, monitoring and exiting investments, as well as pursuing operational improvements in our funds’ portfolio companies. Deal teams strive to be creative and look for deals in which we can leverage our competitive advantages and sector and geographical experience. Our deal teams perform significant research into each prospective investment, including a review of the company’s performance, projection, market position, financial statements, comparisons of other public and private companies and comparative transactions and relevant industry and market data. The due diligence effort also typically includes on-site visits, interviews and meetings with management, research, evaluation and analyses related to the company’s industry, markets, products and services, and competitive positioning, and background checks of the management team.

Deal teams submit investment opportunities and analysis for review and consideration by the applicable platform’s Investment Review Committee (“IRC”). IRC is generally comprised of senior leaders and investment professionals of the applicable platform, and in many cases, senior leaders and investment professionals of the applicable platform. The IRC process involves detailed review of the transaction and investment thesis, business, risk factors and diligence issues, as well as financial models. Considerations that IRCs take into account when evaluating an investment may include, depending on the nature of the investing business and its strategy, the quality, market position and growth potential of the target company or asset in which the fund proposes to invest, the quality and reputation of the target company’s management team, the sale process for such target company or asset, likely exit strategies and factors that could reduce the value of the target company or asset at exit, the target company or asset’s size and sensitivity to cash flow generation, the portfolio fit and macroeconomic trends in the relevant geographic region or industry.

After discussing the proposed deal with the deal team, the IRC will decide whether to give its preliminary approval to the deal team to continue evaluating and performing diligence on such potential investments and will direct the team on conveying necessary terms. The IRC will typically conduct several meetings to consider a particular deal. Both at such meetings and in other discussions with the deal team, our partners and other investment professionals will direct the deal team on terms, strategy, process and other important considerations.

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Existing investments are reviewed and monitored on a regular basis by investment professionals and with routine portfolio company performance reporting to senior leaders of the applicable platforms. In addition, our investment professionals and portfolio operations teams work directly with our portfolio company senior executives to identify opportunities to drive operational efficiencies and growth. Our investment professionals are also responsible for making recommendations with respect to when and how to exit an investment to maximize value for our investors.

Structure and Operation of Our Funds

Structure and Management of Investment Vehicles

We conduct the management of most of our funds and other similar private vehicles primarily through organizing a limited partnership or other limited liability entity formed to serve as the general partner of a limited partnership (a fund) organized by us accept commitments for investment from investors. Generally, investors in our funds make commitments to provide capital at the outset of a fund and deliver capital when called by us as investment opportunities become available. We determine the amount of initial capital commitments for such funds by taking into account current market opportunities and conditions, as well as investor expectations. We and our affiliates generally also make a commitment to our funds, with this commitment typically ranging from 2% to 5% of the fund’s capital commitments. Fund commitments are generally available for investment and other fund purposes during what we call the investment period or commitment period, which typically runs six or fewer years for each fund. After that time, commitments may be used for follow-on investments and other fund purposes. Generally, as each investment is realized, these funds first return the capital related to that investment, any previously realized or written down investments and certain fund expenses to fund investors and the general partner and then distribute any profits. Our private equity funds’ profits are typically shared 80% to the investors and 20% to the general partner so long as the investors receive at least an 8% annual return on their investment, which we refer to as a “preferred return” or “hurdle.” Our private investment funds typically have a term of ten years or more, subject to the potential for two one-year extensions with consent of investors. Dissolution of those funds can typically be accelerated upon a vote of investors (often 75% in interest) not affiliated with us and, in any case, all of our funds also may be terminated upon the occurrence of certain other events. Ownership interests in most of our private funds are not, however, generally subject to redemption prior to termination of the funds. Our hedge funds are structured as funds where the investor’s capital is fully funded on the subscription date.

In general, each fund that is a limited partnership has a general partner that is responsible for the management and operation of the fund’s affairs and makes all policy and investment decisions relating to the conduct of the fund’s activities. The general partner is responsible for all decisions concerning the day-to-day management and operations of the activities of the fund, relied upon the fund’s investment manager to implement such decisions pursuant to a management (or similar) agreement, but the general partner is ultimately responsible for managing and operating the fund and for controlling the making and disposition of fund investments. Generally, the limited partners of our funds take no part in the conduct or control of the activities of such funds, have no right or authority to act for or bind such funds, and have no influence over the voting or disposition of the securities or other assets held by such funds, although such limited partners may vote on certain partnership matters including amendments to the partnership agreement or early liquidation of the partnership. In addition, the governing agreements of many of our investment funds provide that in the event certain “key persons” do not devote the requisite time and attention required under the fund’s governing documents, then the fund’s commitment period will generally be automatically suspended for 60 days and then terminate unless a majority in interest of the fund’s investors elect to continue the commitment period. Further, investors in such funds may have the right to vote to terminate the commitment period by a specified percentage in interest (including, in certain cases a simple majority) vote in accordance with specified procedures. The governing agreements of many of our investment funds also provide that investors have the right to terminate the investment period for any reason by a vote of 75% of the interests in such fund. Most of our funds also have an advisory committee, comprising representatives of certain limited partners, which may consider or waive conflicts of interest or other

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restrictions in the partnership agreement or otherwise consult with the general partner on certain partnership matters.

There are non-U.S. funds that are structured as corporate or non-partnership entities under applicable law. One of the vehicles that we manage, TRTX, is a publicly traded corporation. TRTX does not have redemption provisions or a requirement to return capital to investors upon exiting the investments made with such capital, except as required by applicable law (including distribution requirements that must be met to maintain REIT status).

Our funds are each generally advised by a TPG entity serving as investment adviser that is registered under the Advisers Act. Our investment advisers are generally entitled to a management fee from each investment fund for which they serve as investment advisers. For a discussion of the management fee to which our investment advisers are entitled across our various types of investment funds, see “—Incentive Arrangements and Fee Structure” below. Investment funds themselves typically do not register as investment companies under the Investment Company Act, in reliance on Section 3(c) or Section 7(d) thereof. Section 3(c)(7) of the Investment Company Act exempts from the Investment Company Act’s registration requirements investment funds whose securities are owned exclusively by persons, at the time of acquisition of such securities, are “qualified purchasers” as defined under the Investment Company Act and purchase their interests in a private placement. Section 3(c)(1) of the Investment Company Act exempts from the Investment Company Act’s registration requirements investment funds whose securities are beneficially owned by not more than 100 persons and purchase their interests in a private placement. In addition, under certain current interpretations of the SEC, Section 7(d) of the Investment Company Act exempts from registration any non-U.S. investment fund all of whose outstanding securities are beneficially owned either by non-U.S. residents or by U.S. residents that are qualified purchasers and purchase their interests in a private placement. Certain of our investment funds, however, rely on other exemptions from the Investment Company Act or register as investment companies under the Investment Company Act.

Incentive Arrangements and Fee Structure

Management Fees

The investment adviser of our funds generally receives a management fee based on a percentage of the fund’s capital commitments, or the funds’ invested capital, depending on the fund’s terms and position in its lifecycle. The investment advisers to certain of our funds may also receive special fees, including transaction fees upon consummation of transactions, monitoring fees from portfolio companies following acquisition and other fees in connection with their activities. Such fees in most circumstances will offset the management fee relating to the applicable fund. The management fees we receive are payable on a regular basis, typically quarterly or semi-annually, in the contractually prescribed amounts over the life of the fund. Depending on the base on which management fees are calculated, negative performance of one or more investments in the fund may reduce the total management fee paid for the relevant period, but not the fee rate. Management fees received are generally not subject to clawback.

The investment adviser of each of our hedge funds generally receives a management fee based on a percentage of the fund’s net asset value. These management fees are payable on a regular basis, typically quarterly. These funds generally permit investors to withdraw or redeem their interests periodically, in some cases following the expiration of a specified period of time when capital may not be withdrawn. Decreases in the net asset value of investor’s capital accounts may reduce the total management fee paid for the relevant period, but not the fee rate. Management fees received are not subject to clawback.

The investment adviser of TRTX receives a base management fee based on the equity of the REIT, and an incentive management fee based upon the company’s core earnings, in each case payable quarterly in arrears.

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Performance Allocations

As part of its partnership interest in a fund and, in addition to a return on its capital interest in a fund, the general partner or an affiliate is generally entitled to receive performance allocations from a fund. Generally, this means that the general partner’s partnership interest in the fund will entitle it to a share of the fund’s net profits. Performance allocations have historically accounted for a significant portion of the income we realize from our fund general partnership interests.

Performance allocations are generally calculated on a realized basis, and each general partner (or affiliate) is generally entitled to an allocation of 20% of the net realized profits (generally also taking into account, among other things, unrealized losses) generated by such fund. Net realized income or loss is not netted between or among funds.

Performance allocations are subject to a preferred limited partner return typically of 8% per year, subject to a catch-up allocation to the general partner. Generally, if at the termination of a fund (and in some cases at interim points in the life of a fund), the general partner receives performance allocation distributions over the life of the fund in excess of its allocable share under the applicable partnership agreement, the general partner will be obligated to repay an amount equal to the extent the previously distributed performance allocation exceeds the amounts to which the general partner is entitled. This is known as a “clawback” obligation. To the extent we are required to fulfill a clawback obligation, we may determine to decrease the amount of our dividends to our stockholders. The clawback obligation operates with respect to a given fund’s own net investment performance only and performance allocations of other funds are typically not netted for determining this contingent obligation. Moreover, the governing agreements of most of our funds generally provide a guarantee of clawback obligations to fund investors from the TPG Operating Group (directly or indirectly) although we retain the right to pursue any remedies that we have against performance allocation recipients who do not return to us such performance allocations. We have recorded a contingent repayment obligation equal to the amount that would be due if the various funds were liquidated at their current carrying value, which amount is $60.7 million as of December 31, 2020.

For additional information concerning the clawback obligations we could face, see “Risk Factors—Risks Related to Our Business—The clawback provisions in our governing agreements may give rise to contingent obligations that may require us to return or contribute amounts to our funds and fund investors.”

Capital Invested in and Alongside Our Funds

To further align our interests with those of investors in our funds, we and our professionals have invested our own capital in and alongside the funds we sponsor and manage. Minimum general partner capital commitments to our funds are determined separately with respect to each fund. We may, from time to time, invest in excess of contractually required minimums and/or exercise our right to purchase additional interests in our funds that become available in the ordinary course of their operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information regarding our minimum general partner capital commitments to our funds. Our general partner capital commitments are funded with cash and not with performance allocations or deferral of management fees. In addition, certain qualified professionals are required and/or permitted, subject to certain restrictions, to invest in or alongside the funds we sponsor and manage. Fees assessed on such investments by our professionals may be eliminated or substantially reduced.

Investors in many of our funds, as well as certain other investors, may have the opportunity to make co-investments with the funds. Co-investments are investments in portfolio companies or other fund assets generally on the same terms and conditions as those to which the applicable fund is subject.

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Competition

We compete with other alternative asset management firms, as well as global banking institutions and other types of financial institutions, for people, investors and investment opportunities. Generally, our competition varies across platforms, geographies and financial markets. We compete for outside investors based on a variety of factors, including investment performance, transaction execution skills, the quality of services provided to investors, access to and retention of qualified professionals, reputation and brand recognition, business relationships, depth of our product offering and the level of fees and expenses charged for services. We believe that competition for investment opportunities varies across platforms but is generally based on industry expertise and potential for value-add pricing, terms, the structure of a proposed investment and certainty of execution.

In addition to these traditional competitors within the global alternative asset management industry, we also face competition from local and regional firms, financial institutions and sovereign wealth funds in the various countries in which we invest. In certain emerging markets, local firms may have more established relationship with the companies in which we are attempting to invest. In addition, large institutional investors and sovereign wealth funds have begun to develop their own in-house investment capabilities and may compete against us for investment opportunities.

Properties

Our principal executive offices are located in leased office space at 301 Commerce Street, Fort Worth, Texas 76102. We also lease office space in Beijing, Hong Kong, London, Luxembourg, Melbourne, Mumbai, New York, San Francisco, Seoul, Singapore and Washington D.C. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business.

Legal and Compliance

Our legal and compliance team includes over 35 attorneys, compliance professionals and paralegals. In addition to supporting our corporate functions, the legal team supports our investment team across all investments made by us on behalf of our clients and investors. The compliance team is responsible for overseeing and enforcing our policies and procedures relating to compliance with securities laws and related rules and regulations and our code of ethics, as well as the compliance policies and procedures and laws and regulations that apply to our non-U.S. subsidiaries and operations.

Regulation and Compliance

Our businesses, as well as the financial services industry generally, are subject to extensive regulation in the United States and elsewhere. The level of regulation and supervision to which we are subject to varies from jurisdiction to jurisdiction and is based on the type of business activity involved. We, in conjunction with our outside advisors and counsel, seek to manage our business and operations in compliance with such regulation and supervision. The regulatory and legal requirements that apply to our activities are subject to change from time to time and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business activities in the manner in which they are now conducted. Our businesses have operated for many years within a legal framework that requires us to monitor and comply with a broad range of legal and regulatory developments that affect our activities. However, additional legislation, changes in rules promulgated by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly or indirectly affect our mode of operation and profitability. Each of the regulatory bodies with jurisdiction over us, and our portfolio companies and investments, has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Any failure to comply with these rules and regulations could expose us to liability or reputational damage.

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Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures, such as our code of ethics, compliance systems, and education and training for our people. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, personal securities trading, anti-bribery, valuation of investments, document retention, potential conflicts of interest and the allocation of investment opportunities.

We generally operate without information barriers between our businesses. In an effort to manage possible risks resulting from our decision not to implement these barriers, we maintain a list of issuers for which we have access to material, non-public information and in whose securities our funds and investment professionals are not permitted to trade. We could in the future decide that it is advisable to establish information barriers, particularly as our business expands and diversifies. In such event our ability to operate as an integrated platform will be restricted.

United States

Regulation as an Investment Adviser

Certain of our subsidiaries are registered with the SEC as investment advisers under the Advisers Act, including TPG Global Advisors, LLC, TPG Capital Advisors, LLC, TPG PEP Advisors, LLC, TPG Real Estate Advisors, LLC, TPG RE Finance Trust Management, L.P., TPG Solutions Advisors, LLC, and the subsidiaries that are relying advisers and rely on umbrella registration to be registered as investment advisers with the SEC. All of our SEC-registered investment advisers are subject to the requirements and regulations of the Advisers Act that include anti-fraud provisions, upholding fiduciary duties to advisory clients, maintaining an effective compliance program, managing conflicts of interest, record-keeping and reporting requirements, and disclosure requirements. In addition, our registered investment advisers are subject to routine periodic and other examinations by the staff of the SEC. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities if it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

Regulation under the Investment Company Act

We regard ourselves as an alternative asset management firm. We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting, or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting, or trading in securities. Accordingly, we do not believe that either TPG Partners, Inc. or the TPG Operating Group is, or following this offering will be, an “orthodox” investment company as defined in section 3(a)(1)(A) of the Investment Company Act. Further, following this offering, a majority of the TPG Operating Group’s assets will consist of direct and indirect ownership interests in the general partners or managing members of the funds we sponsor. We believe these interests in the general partners or managing members are not investment securities. The TPG Operating Group will also hold minority interests in certain operating subsidiaries that are consolidated on the TPG Operating Group’s financial statements as “variable interest entities.” See Note 10, “Variable Interest Entities,” to the consolidated financial statements included elsewhere in this prospectus for additional information regarding our variable interest entities. The TPG Operating Group’s interests in these subsidiaries may be considered investment securities under section 3(a)(1)(C). However, the value of these subsidiaries is not large enough to cause the TPG Operating Group’s holdings in investment securities to exceed the 40% threshold under section 3(a)(1)(C). TPG Partners, Inc.’s unconsolidated assets will consist primarily of units representing approximately     % of the TPG Operating Group (or     % if the underwriters exercise their option to purchase

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additional shares of Class A common stock in full) and 100% of the interest in certain holding companies. TPG Partners, Inc. will be the owner of the entities serving as the general partner of the TPG Operating Group partnerships and, in such capacity, will indirectly control all of the TPG Operating Group’s business and affairs. We do not believe TPG Partners, Inc.’s stock in the General Partner is an investment security. Therefore, we believe that less than 40% of TPG Partners, Inc.’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis after this offering will comprise assets that could be considered investment securities. Accordingly, we do not believe TPG Partners, Inc. is, or following this offering will be, an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C). In addition, we believe TPG Partners, Inc. is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

Regulation as a Broker-Dealer

TPG Capital BD, one of our subsidiaries, is registered as a broker-dealer with the SEC under the Exchange Act and is subject to regulation and oversight by the SEC and is a member of FINRA and is registered as a broker-dealer in all 50 states and the District of Columbia. FINRA, a self-regulatory organization subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including TPG Capital BD. State securities regulators also have regulatory oversight over TPG Capital BD. TPG Capital BD is an affiliated entity through which we conduct U.S.-based fundraising and capital markets activities, and administer a compliance program designed to comply with applicable anti-money laundering requirements. Broker-dealers are subject to regulations that cover all aspect of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising, and sales practices, conduct of public and private securities offerings, maintenance of adequate net capital, record-keeping, and the conduct and qualifications of persons associated with the broker-dealer. In particular, as a registered broker-dealer and member of FINRA, TPG Capital BD is subject to the SEC’s “net capital rule,” Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain, requires that a significant part of a broker-dealer’s assets be kept in relatively liquid form, and imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. The SEC and various self-regulatory organizations impose rules that require notification when net capital of a broker-dealer falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the capital structure of a broker-dealer and constrain the ability of a broker- dealer to expand its business under certain circumstances. Violation of the net capital rule may result in censures, fines, the issuance of cease-and-desist orders, revocation of licenses or registrations, the suspension or expulsion from the securities industry of the broker-dealer or its associated persons or other similar consequences by regulatory bodies.

Regulation as a Real Estate Investment Trust

TPG RE Finance Trust, Inc. (“TRTX”) has elected and qualified to be taxed as a REIT under the Code. To maintain its qualifications as a REIT, TRTX must distribute at least 90% of its taxable income to its stockholders and meet, on a continuing basis, certain other complex requirements under the Code.

United Kingdom and the European Union

TPG Europe is our London-based affiliate that is authorized and regulated by the FCA under the Financial Services and Markets Act 2000 (the “FSMA”). The FSMA and related rules, including the FCA’s rules and guidance, govern most aspects of investment business, including provision of investment advice, use and safekeeping of client funds and securities, regulatory capital, record-keeping, approval standards for individuals, anti-money laundering and periodic reporting. The FCA is responsible for administering these requirements and our compliance with the FSMA and related rules. Violations of these requirements may result in public or private censures, fines, imposition of additional requirements, injunctions, restitution orders, revocation or modification of permissions or registrations, the suspension or expulsion of officers or employees from performing certain

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functions within the financial services industry, or other similar consequences. TPG Europe has permission to engage in a number of activities regulated under the FSMA, including advising on and arranging deals.

Other Jurisdictions

Certain other subsidiaries or funds that we advise are registered with, have been licensed by or have obtained authorizations to operate in their respective jurisdictions outside of the United States. These registrations, licenses or authorizations relate to providing investment advice, marketing of securities and other regulated activities. Failure to comply with the laws and regulations governing these subsidiaries and funds that have been registered, licensed, or authorized could expose us to liability and/or damage our reputation.

In Singapore, both TPG Capital (S) Pte. Ltd. and NewQuest Advisors (Singapore) Pte. Ltd. hold a capital market services license and are authorized by the Monetary Authority of Singapore to conduct fund management activities. In Hong Kong, TPG Capital, Limited is licensed and authorized by the Hong Kong Securities and Futures Commission to engage in the business of dealing in securities and advising on securities, and NewQuest Capital Advisors (HK) Limited is licensed and authorized to engage in the business of asset management. In India, NewQuest Advisors (India) LLP is registered with the Securities Exchange Board of India as an investment advisor. In the Cayman Islands, NewQuest Holdings (Cayman) Limited is registered with the Cayman Islands Monetary Authority as a registered person and is authorized to conduct securities investment business, and each of the TPEP “master funds,” as well as each of the TPEP “offshore feeders,” is registered with the Cayman Islands Monetary Authority under the Mutual Funds Law. In Mauritius, NewQuest Asia BE Limited holds an unrestricted investment adviser license granted by the Financial Services Commission and is authorized to manage securities and to give advice on securities transactions.

Legal Proceedings

From time to time, we are involved in litigation and claims incidental to the conduct of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. See “Risk Factors—Risks Related to Our Industry—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. Increased regulatory focus on the alternative asset industry or legislative or regulatory changes could result in additional burdens and expenses on our business.” We are not currently subject to any pending legal (including judicial, regulatory, administrative or arbitration) proceedings that we expect to have a material impact on our consolidated financial statements. However, given the inherent unpredictability of these types of proceedings, an adverse outcome in certain matters could have a material effect on TPG’s financial results in any particular period. See Note 16, “Commitments and Contingencies,” to the consolidated financial statements included elsewhere in this prospectus.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages, as of September 1, 2021, of the individuals who will serve as our executive officers and members of our board of directors at the time of the offering.

Name	Age	Position
David Bonderman	78	Founding Partner, Non-Executive Chairman and Director
James G. Coulter	61	Founding Partner, Executive Chairman and Director
Jon Winkelried	61	Chief Executive Officer and Director
Jack Weingart	55	Chief Financial Officer and Director
Todd Sisitsky	49	Director
Anilu Vazquez-Ubarri	45	Chief Human Resources Officer and Director
Ken Murphy	57	Chief Operating Officer
Bradford Berenson	56	General Counsel
Joann Harris	52	Chief Compliance Officer

David Bonderman

David Bonderman has been a member of our board of directors since inception. Mr. Bonderman is a Founding Partner and Chairman of the Board of TPG, and he has served on the TPG Holdings Committee since its inception, as well as its predecessor committee. He has been a controlling stockholder of TPG since its formation in 1992. Mr. Bonderman currently serves on the following public boards: Allogene Therapeutics, Inc., TPG Pace Beneficial Finance Corp., TPG Pace Tech Opportunities Corp. and TPG Pace Solutions Corp. He has previously served on many public company boards, some of which include: RyanAir Holdings, plc and Continental Airlines, for both of which he was Chairman, Ducati Motor Holding, S.p.A, China International Capital Corporation Limited, Co-Star Group, Inc., General Motors Company, Kite Pharma, Inc., Oxford Health Plans, Inc., Paradyne Networks, Inc., Seagate Technology Holdings plc, TPG Pace Energy Holdings Corp., TPG Pace Holdings, Inc. and Univision Holdings, Inc. Throughout Mr. Bonderman’s career, he has served as a director on numerous other public, private, advisory, academic and charitable boards. Mr. Bonderman received a Bachelor of Arts degree from the University of Washington, cum laude, and a J.D. from Harvard Law School, magna cum laude, where he was a member of the Harvard Law Review and Sheldon Fellow.

We believe that Mr. Bonderman’s significant directorship experience and executive management roles within TPG from its formation to the present make him well-qualified to serve as a member of our board of directors.

James G. Coulter

James G. (“Jim”) Coulter has been a member of our board of directors since inception. Mr. Coulter has served as a Founding Partner of TPG since 1992, as well as serving, at various points, in roles including Executive Chairman and Co-Chief Executive Officer of TPG, Managing Partner of TPG Rise Climate, Co-Managing Partner of The Rise Fund and on the TPG Holdings Committee since its inception, as well as its predecessor committee. He has been a controlling stockholder of TPG since its formation in 1992. Mr. Coulter previously served on the boards of the following public companies: Continental Airlines, America West Airlines, Northwest Airlines, Seagate Technology Holdings plc, Lenovo Group Limited, J.Crew Group, Globespan, Inc, Oxford Health Plans, Inc. and MEMC Electronic Materials, Inc. Throughout Mr. Coulter’s career, he has served on numerous other public, private, advisory, academic and charitable boards. Mr. Coulter received a Bachelor of Arts degree from Dartmouth College, where he graduated summa cum laude, and an M.B.A. from the Stanford Graduate School of Business, where he was named an Arjay Miller Scholar.

We believe that Mr. Coulter’s significant directorship experience and executive management roles within TPG from its formation to the present make him well-qualified to serve as a member of our board of directors.

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Jon Winkelried

Jon Winkelried has been a member of our board of directors since inception. Mr. Winkelried has been the Chief Executive Officer of TPG since 2021 and has been a Partner of and was the Co-Chief Executive Officer of TPG since 2015. In addition, he has served on the TPG Holdings Committee since its formation in 2017, as well as its predecessor committee. Mr. Winkelried currently serves as a director on the board of McAfee Corp. and the following private companies: Evolution Media Growth, Delos Living LLC, Anastasia Beverly Hills LLC, Bounty Minerals LLC and RealCadre LLC. He also serves as a trustee on the board of trust of Vanderbilt University, and served as a trustee at the University of Chicago from 2006 to 2012. Beginning in 1982, Mr. Winkelried spent more than 27 years with the Goldman Sachs Group, Inc. in various roles, including as a Partner from 1990 to 2009, President and Co-Chief Operating Officer from 2006 to 2009, as a member of the board of directors from 2006 to 2009, and as a longstanding member of Goldman’s management committee, partnership committee, capital committee, and as the Founding Chairman of its business practices committee. Prior to joining TPG in 2015, Mr. Winkelried managed JW Capital Partners with investments across a range of industries including technology, real estate, healthcare and natural resources from 2010 to 2013 and was a Strategic Advisor and Partner at Thrive Capital, a New York-based venture capital firm focused on technology investing from 2013 to 2015. Mr. Winkelried received a Bachelor of Arts degree from the University of Chicago and an M.B.A. from the Graduate School of Business at the University of Chicago.

We believe that Mr. Winkelried’s significant directorship experience and executive management roles within TPG make him well-qualified to serve as a member of our board of directors.

Jack Weingart

Jack Weingart has been a member of our board of directors since inception and is our Chief Financial Officer. He has served as the Co-Managing Partner of TPG Capital since 2017. Between 2006 and 2017, he served as Managing Partner of the Funding Group, which comprises the firm’s fundraising and capital markets activities. Mr. Weingart currently serves on the board of directors of Viking Holdings, Ltd. and has previously served on the board of directors of several private companies, including: Chobani and the Awaso Hope Foundation. Prior to joining TPG in 2006, Mr. Weingart was a Managing Director at Goldman, Sachs & Co., responsible for managing the firm’s West Coast leveraged finance and financial sponsor business. Mr. Weingart received a Bachelor of Science in electrical engineering and computer sciences from the University of California at Berkeley.

We believe that Mr. Weingart’s directorship experience and roles within TPG make him well-qualified to serve as a member of our board of directors.

Todd Sisitsky

Todd Sisitsky has been a member of our board of directors since inception. Mr. Sisitsky has served as Managing Partner of TPG Capital in the United States and Europe since 2015, where he co-leads the firm’s investment activities in the healthcare services, pharmaceuticals and medical device sectors. He has played leadership roles in connection with TPG’s investments in Allogene Therapeutics, Adare Pharmaceuticals, Aptalis, Biomet, Exactech, Ellodi Pharmaceuticals, Fenwal, Healthscope, IASIS Healthcare, Immucor, IQVIA (and predecessor companies IMS Health and Quintiles), Monogram Health, Par Pharmaceutical and Surgical Care Affiliates. Mr. Sisitsky currently serves as director of the following public companies: Convey Health Solutions, Inc., IQVIA Holdings, Inc. and Allogene Therapeutics, Inc. He received a Bachelor of Arts from Dartmouth College, where he graduated summa cum laude, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Sisitsky serves on the board of directors of the international non-profit, Grassroot Soccer and the Dartmouth Medical School Board of Advisors, where he serves as chair.

We believe that Mr. Sisitsky’s directorship experience and roles within TPG make him well-qualified to serve as a member of our board of directors.

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Anilu Vazquez-Ubarri

Anilu Vazquez-Ubarri has been a member of our board of directors since inception and is our Chief Human Resources Officer. Ms. Vazquez-Ubarri is a Partner of TPG, a member of the TPG Holdings Committee and co-chair of the TPG Diversity Equity and Inclusion Council with Mr. Winkelried. She also currently serves as a director on the boards of TPG Pace Beneficial II Corp. and Upwork, Inc. and on the boards of the following private companies: Teach for America-Bay Area, the Vera Institute of Justice, Charter School Growth Fund and Greenhouse Software, Inc. Prior to joining TPG in 2018, Ms. Vazquez-Ubarri worked at Goldman Sachs from 2007 until 2018, where she was most recently the firm’s Global Head of Talent and Chief Diversity Officer. Prior to Goldman Sachs, Ms. Vazquez-Ubarri was an associate at Shearman & Sterling LLP in the Executive Compensation & Employee Benefits group from 2002 to 2007. Ms. Vazquez-Ubarri received a Bachelor of Arts in History and Latin American Studies, cum laude, from Princeton University and a J.D. from Fordham University School of Law.

We believe that Ms. Vazquez-Ubarri’s board membership and role as the Chief Human Resources Officer of TPG make her well-qualified to serve as a member of our board of directors.

Ken Murphy

Ken Murphy is our Chief Operating Officer and works across the back office operations of the firm. In addition, Mr. Murphy is responsible for integration of new business opportunities into the organization. Prior to joining TPG in 2015, Mr. Murphy worked at Mount Kellett Capital Management for three years, where he was Co-Chief Operating Officer overseeing the firm’s Real Estate and Private Equity Practice, provided leadership and direction to the Special Situations platform, and developed and managed investment and operations teams. Prior to Mount Kellett, Mr. Murphy worked at Goldman Sachs for 23 years, where he led the Services Division and was the Co-Head of both the US Special Situations platform and the firm’s Specialty Lending group. Mr. Murphy received his Bachelor of Business Administration in Finance from Baylor University.

Bradford Berenson

Bradford (“Brad”) Berenson is our General Counsel and has, since March 2017, served as a Partner and the General Counsel of TPG. Before joining TPG, Mr. Berenson served as Vice President and Senior Counsel, Litigation and Legal Policy of The General Electric Company from October 2012 until February 2017. Prior to joining GE, Mr. Berenson was a litigation partner at Sidley Austin LLP in Washington, D.C., a global law firm he joined in 1993. Mr. Berenson was Associate Counsel to the President of the United States from 2001 to 2003. He is an Executive Fellow of the Berkeley Center for Law and Business and serves as a member of the Board of Directors of the American Investment Council. Mr. Berenson received a Bachelor of Arts degree in History from Yale College, summa cum laude, and a J.D. from Harvard Law School, magna cum laude, where he was Supreme Court editor of the Harvard Law Review. After graduating from law school, Mr. Berenson clerked for Judge Laurence H. Silberman of the United States Court of Appeals for the District of Columbia Circuit and for Justice Anthony M. Kennedy of the United States Supreme Court.

Joann Harris

Joann Harris is our Chief Compliance Officer and a Partner of TPG. Prior to joining TPG in 2015, Ms. Harris was an Assistant Director with the SEC where she supervised investigations involving all key enforcement program areas. During her time at the SEC, from 2003 until 2015, in addition to serving as an Assistant Director, Ms. Harris was a member of the SEC’s Asset Management Unit, a national specialized unit focused on investment advisers, investment companies and private funds. While an Enforcement attorney, she conducted a wide array of investigations covering financial fraud, insider trading, market manipulation and other conduct that violated the federal securities laws. Prior to joining the SEC, she was a corporate attorney in private practice and a certified public accountant and auditor before attending law school. Ms. Harris received a

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Bachelor of Science degree in Accounting from the University of Arkansas and a J.D. from the SMU Dedman School of Law.

Founder Succession and Governance Transition

Consistent with our institutional commitment to good governance, we have established a clear and definite plan for both founder succession and our long-term corporate governance by an independent board of directors. Our approach aims to incrementally increase the participation of senior leaders beyond the Founders in our governance and long-term strategic development, and to expand the participation and influence of the next generation of TPG leaders on our growth. This approach also aims to facilitate an orderly transition to oversight by an independent board of directors elected by a majority of all of our stockholders by not later than the annual meeting of stockholders to be held following the fifth anniversary of the January 1st immediately following this offering. See “—Controlled Company Status and Director Independence” below. This plan evolves in three phases.

Phase One: Expansion of the Control Group and Governance by an Internal Executive Committee

The first phase of our governance evolution began prior to this offering. Messrs. Bonderman and Coulter have jointly been controlling stockholders of TPG since its founding in 1992. In connection with this offering, this “Control Group” will expand to include our CEO, Mr. Winkelried. As part of a deliberate and orderly founder succession process, Messrs. Bonderman and Coulter named Mr. Winkelried our sole Chief Executive Officer in the first quarter of 2021, after Mr. Winkelried shared the responsibility for managing TPG with Mr. Coulter, our Executive Chairman, since 2015. The enlarged Control Group including Mr. Winkelried will generally act by consensus. The Control Group’s principal role will be to select our board of directors and constitute the committees of the board of directors. See “—Controlled Company Status and Director Independence” below.

Following the consummation of this offering, Mr. Coulter will be the Executive Chairman of our board of directors and a voting member of the Executive Committee. Mr. Winkelried will continue as our CEO, and will be a director and a voting member of the Executive Committee. Mr. Bonderman will serve as the Non-Executive Chairman of our board of directors alongside Mr. Coulter and will participate as a nonvoting member of our Executive Committee to provide insight and help guide the strategic vision and direction of the company, but he will no longer have a role in management. See “—Board Composition Following this Offering.” During this phase, the board of directors will delegate to an Executive Committee comprised of management directors all of its powers and authority, except a small number of powers reserved to the independent directors by our governance plan or required by law to be exercised by the full board or a committee of independent directors and as further described below under “—Board Committees—Executive Committee.”

Phase Two: Further Expansion of the Control Group

In the second phase of our governance evolution, we will expand the Control Group to five members from the original three members. The existing members of the Control Group will select and appoint the new members from among then-active TPG partners. The expanded Control Group will act by majority vote and each new member will serve a three-year term. This expansion will provide additional TPG partners an opportunity to participate directly in our governance as members of the Control Group and/or the Executive Committee prior to the transition to a majority independent board at the Sunset. This further expansion of the Control Group will happen no later than the first January 1st following the second anniversary of this offering. The expansion could happen sooner if either Mr. Bonderman or Mr. Coulter were to cease being a member of the Control Group prior to that time.

Phase Three: Transition to Majority Independent Board

The third and final phase of our governance evolution will involve a transition to oversight by a majority independent board of directors that will be elected by a majority of all our stockholders. Not later than the first

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January 1st following the fifth anniversary of this offering, the Control Group will appoint a majority independent board of directors, and reconstitute committees, phasing out of controlled company status and into compliance with applicable stock exchange rules, and nominating directors for their election by stockholders following the Sunset. Following the Sunset, the Control Group will no longer have any right to appoint or nominate members of the board of directors or its committees, though members of the Control Group could continue as directors following the Sunset. We will also have, upon the Sunset, a compensation committee and nominating and corporate governance committee composed entirely of independent directors, subject to applicable phase-in rules. Additionally, upon the Sunset, all our stockholders will be entitled to one vote per share (and GP LLC will no longer have the right to vote shares on behalf of the partnerships for which it serves as general partner, with such votes instead being passed through to the applicable partners), including in the election of directors, and we will cease being a controlled company. See “—Controlled Company Status and Board Independence” below.

Certain Rights of Our Founders and Our CEO Prior to the Sunset

Prior to the Sunset, our Founders (Messrs. Bonderman and Coulter) will have certain rights, consisting generally of negative consent rights over certain of the Company’s actions or strategic decisions, either with respect to senior leadership or to corporate strategy, such as formation of new committees of the board of directors (unless required by applicable law), issuance of preferred stock and amendments to organizational documents of any TPG entity if such amendments are adverse to the Founders’ interests. During this period, for so long as a Founder is a member of the Control Group, he will have a right to serve on our board of directors and the Executive Committee (for Mr. Bonderman, as a nonvoting observer). Our Founders will also have certain rights regarding the hiring, firing, terms of employment of, and changes to the delegation of authority to, Mr. Winkelried. Additionally, for as long as Mr. Coulter remains our Executive Chairman of the board of directors, Mr. Coulter will have an approval right with respect to the compensation to be paid to those active TPG partners who serve on the Executive Committee, except for our CEO, Mr. Winkelried, whose compensation will be determined by the independent directors, as discussed below.

Generally, decisions prior to the Sunset concerning the hiring, termination and terms of employment of our CEO (other than compensation) will be determined by the Control Group (excluding our CEO when he is a member) with the approval of the majority of the independent directors. Following the expansion of the Control Group, Mr. Coulter as our Executive Chairman will continue to retain a consent right over the decision whether to renew Mr. Winkelried’s employment as our CEO and the selection of a new CEO if Mr. Winkelried’s employment is not renewed.

When the Control Group initially reconstitutes our board of directors to include a majority of independent directors, to the extent our Founders and Mr. Winkelried remain members of the Control Group at that time, they will have a right to continue to serve as directors until the first election following such reconstitution. In addition, after the transition to a majority independent board is completed and the Control Group no longer exercises power over board appointments, our Executive Chairman and our CEO may only be terminated by majority vote of the full board.

Mr. Winkelried as our CEO will, in most cases, have rights comparable to those of our Founders; however, Mr. Winkelried will not have a veto right but rather will have certain remedial rights under his employment agreement. See “Executive and Director Compensation—Summary of NEO Employment Agreements and Separation Arrangements—New Employment and Separation Arrangements in Connection with the Offering” below.

Controlled Company Status and Board Independence

Our Class A common stock will be listed on the                 , and, as a result, we will be subject to its corporate governance listing standards. Until the Sunset, the Control Group will have the sole ability to elect the members of our board of directors by virtue of GP LLC’s voting power over the substantial majority of our

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Class B common stock and will have a significant influence on our governance. Accordingly, we intend to avail ourselves of certain of the “controlled company” exemptions available under the corporate governance rules of the                 . As a result, until the Sunset (subject to applicable phase-in rules following such time) we will not be required to have a majority of independent directors on our board of directors as defined under the rules of the                 nor will we be required to have fully independent compensation and nominating and corporate governance committees. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the                 , which require that our Audit Committee be composed of at least three members, one of whom must be independent upon the listing of our Class A common stock, a majority of whom must be independent within 90 days of listing and each of whom must be independent within one year of listing. Following the consummation of this offering, our board of directors will be composed of                 directors,                     of whom will be independent under applicable                 rules.

The Sunset will occur upon the earliest of: (i) the date that is three months after the date that neither Founder continues to be a member of GP LLC, (ii) a decision by GP LLC to trigger the Sunset, (iii) the determination by either Founder to trigger the Sunset, if, following a period of more than 60 days, the requisite parties are unable to agree on the renewal of Mr. Winkelried’s employment agreement or the selection of a new CEO in the event that Mr. Winkelried ceases to serve as our CEO, and (iv) the first January 1st following the fifth anniversary of this offering. Consistent with the terms of the Sunset, it is expected that the Control Group will continue to control us for up to five years from the January 1st immediately after the consummation of this offering. See “—Voting Rights of Class A Common Stock and Class B Common Stock.” Following the Sunset, it is expected that our board of directors will be expanded, a majority of the directors will be independent, and a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors will be established or reconstituted, subject to the controlled company “phase-in” period permitted under                rules. See “—Board Composition Following this Offering” below. Following the Sunset, we will longer be considered a “controlled company” under                 rules.

Board Composition Following this Offering

Our business and affairs will be managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide that the size of our board of directors may be set from time to time by our then-current board of directors, subject to the terms of the GP LLC limited liability company agreement. We expect that, upon the consummation of this offering, our board of directors will be composed of                directors, including Mr. Bonderman, Mr. Coulter and                  other management directors and                independent directors. The other management directors will be Mr. Winkelried, Mr. Weingart, Mr. Sisitsky and Ms. Vazquez-Ubarri. The independent director will be                 . Mr. Bonderman will serve as our Non-Executive Chairman and Mr. Coulter will serve as our Executive Chairman.

Our amended and restated certificate of incorporation will provide that our directors will serve for a term of                and will be up for re-election to a new one-year term beginning at the first annual meeting of stockholders following this offering, subject to the terms specified in GP LLC limited liability company agreement, until the Sunset. Pursuant to such agreement, (i) each of our Founders and Mr. Winkelried will be re-elected by the Control Group at each annual meeting of stockholders until the Sunset, (ii) each of our management directors will be elected by the Control Group for at least two consecutive terms, and (iii) each of our independent directors will be eligible for re-election by the Control Group at each annual meeting of stockholders.

Board Committees

We expect that upon the consummation of this offering, our board of directors will have four committees, three consisting solely of the independent directors, and one consisting solely of management directors. The independent directors will comprise the Audit Committee, the Compensation Committee and the Conflicts

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Committee. Management directors will comprise the Executive Committee. Each committee will operate under a charter approved by our board of directors and will have the composition and responsibilities described below, in each case, subject to the terms of the GP LLC limited liability agreement prior to the Sunset.

Audit Committee

Our Audit Committee, among other things, will have the responsibility to assist the board of directors with oversight of audits of our financial statements, the integrity of our financial statements, our process relating to risk management, including cybersecurity risk, and the conduct and systems of internal control over financial reporting and disclosure controls and procedures, the qualifications, engagement, compensation, independence and performance of our independent auditor, and the performance of our internal audit function.

Upon the consummation of this offering, our Audit Committee will be composed of                 ,                  and                 . Our board of directors has affirmatively determined that each of                 ,                  and                  qualifies as an independent director for the purposes of serving on the Audit Committee under applicable                 rules and Rule 10A-3 under the Exchange Act.                  will serve as the chair of the Audit Committee.                  qualifies as an “Audit Committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. We intend to comply with these independence requirements for all members of the Audit Committee within the time periods specified under such rules. The Audit Committee will be governed by a charter that complies with the rules of the                 , which will be available on our website.

Compensation Committee

Our Compensation Committee, among other things, will have responsibility for determining the compensation of Mr. Winkelried, our CEO, and Mr. Coulter, our Executive Chairman. Additionally, our Compensation Committee will be responsible for approving all other equity awards granted to our directors, officers and other persons covered by Section 16 of the Exchange Act, as well as the overall size of each annual pool of equity awards granted to other personnel.

Upon the consummation of this offering, the Compensation Committee will consist of                  and                 ,                  of whom our board of directors has affirmatively determined qualifies as an independent director for the purposes of serving on the Compensation Committee under applicable                  rules and as a non-employee director under Rule 16a-1(f) promulgated under the Exchange Act.                  will serve as the chair of the Compensation Committee. The Compensation Committee will be governed by a charter that complies with the rules of the                 , which will be available on our website.

Conflicts Committee

Our Conflicts Committee, among other things, will have responsibility for reviewing and addressing, as appropriate, actual or perceived conflicts of interest involving a director, our executive officers or any other TPG partners. In particular, the Conflicts Committee will review specific matters that involve, or that our board of directors believes may involve, conflicts of interest, determining whether the resolution of any such conflict is fair and reasonable to us, and will review and approve, as appropriate, related person transactions in accordance with our related person transactions policy, as described under “Certain Relationships and Related Party Transactions—Related Persons Transactions Policy.” The Conflicts Committee may also, from time to time, establish guidelines or rules to cover specific categories of transactions.

Upon the consummation of this offering, our Conflicts Committee will be composed of                 ,                  and                 , each of whom the board of directors has affirmatively determined to qualify as an independent director for purposes of serving on the Audit Committee.                  will serve as the chair of the Conflicts Committee.

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Executive Committee

The board of directors will delegate all of its powers and authority, except those required by law to be exercised by the full board or a committee of independent or non-employee directors and matters relating to the appointment, removal, and compensation of our CEO and certain other senior personnel, which are reserved to the Compensation Committee under our governance plan as described above, to an Executive Committee comprised solely of management directors as determined by the Control Group prior to the Sunset.

Upon the consummation of this offering, our Executive Committee will be composed of Mr. Coulter, Mr. Winkelried,                  and                 . Mr. Bonderman will serve as a nonvoting observer of the Executive Committee.

Board Risk Oversight

Generally, our board of directors is responsible for overseeing significant risks facing us and for our risk management strategy. As discussed in the section entitled “Management—Board Committees—Executive Committee” above, our board of directors will delegate to our Executive Committee substantial responsibility for the oversight of our business prior to the Sunset. Accordingly, we anticipate that the Executive Committee will have a significant role in assisting our board of directors with the oversight of key risks and oversight of the development and implementation of our risk management strategy.

The other committees of our board of directors will also oversee risk in certain specified areas. In particular, our Audit Committee will oversee the management of enterprise risks, including cybersecurity, financial reporting and accounting risks and risks associate with business conduct and ethics. Our Conflicts Committee will be responsible for overseeing the risks relating to conflicts of interest and related party transactions. Our Compensation Committee will be responsible for overseeing risks relating to the compensation of our CEO, Executive Chairman and Non-Executive Chairman and the equity awards the Compensation Committee approves. Management will regularly report on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks completed as needed or requested by a committee or the full board of directors.

Indemnification of Directors and Officers

Our amended and restated bylaws, as will take effect in connection with this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. In addition, our amended and restated certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Also see discussion under “Certain Relationships and Related Party Transactions—Indemnification Agreements” and “Description of Capital Stock—Limitations on Liability and Indemnification of Directors and Officers” below.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt an amended code of business conduct and ethics that applies to all of our directors, employees, officers, agents, consultants, representatives, affiliates, subsidiaries and

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anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.tpg.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the                 that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including director qualification standards, director responsibilities, director access to management and, as necessary and appropriate, independent advisors, director orientation and continuing education, management succession and annual evaluations of the board of directors. A copy of our corporate governance guidelines will be posted on our website.

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EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The following is a discussion of our executive compensation program. For fiscal year                , our named executive officers (“NEOs”) were:

•	James G. (“Jim”) Coulter, Executive Chairman and Founding Partner(1)

•	Jon Winkelried, Chief Executive Officer(1)

•	Ken Murphy, Co-Chief Operating Officer(2)

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(1)

Effective May 10, 2021, Mr. Coulter became our Executive Chairman and Mr. Winkelried became our sole Chief Executive Officer. Prior to May 10, 2021, Messrs. Coulter and Winkelried both served as our Co-Chief Executive Officers.

(2)	Mr. Murphy served as our principal financial officer in until the appointment of Mr. Weingart as Chief Financial Officer effective as of August 4, 2021.

Compensation Philosophy

As a global alternative asset manager with obligations to our fund investors and, following this offering, our stockholders, we are focused on achieving sustainable growth while avoiding excessive risk-taking. Our compensation and benefits programs are designed with these objectives in mind, and with the goal of providing compensation that is competitive, performance-based and aligned with our culture. Our success as a firm is dependent on the talents, commitment and services of our people in all areas of our business. We operate as a team, we leverage each other’s talents and we collaborate to deliver value for the benefit of our fund investors, our management teams and the businesses we invest in.

Risk Mitigation. Our compensation structure is substantially tied to the success of the firm and its funds. Our people also have meaningful personal capital invested in our firm and its funds. Together, these factors mitigate excessive risk-taking, incentivize the proper execution of strategy and align our peoples’ interests with the interests of our fund investors and, following this offering, our stockholders. Our compensation programs include forfeiture and clawback provisions that align with our overall risk mitigation strategy. We monitor our compensation policies and practices to determine whether our risk management objectives are being met with respect to incentivizing our people.

Remaining Competitive. Our compensation program is designed to recruit, incentivize and retain top talent. In making compensation determinations, we consider the market, compensation practices of companies with which we compete for talent and other relevant factors to help ensure we are attracting and retaining the best people in every role.

Pay-for-Performance. Our compensation and equity programs are intended to yield significant compensation and equity value for our people if our performance and growth expectations are met. We follow a “value-for-performance” philosophy with total compensation weighted toward several long-term incentive-focused programs under which awards are issued annually after a comprehensive assessment of performance considerations, and the remaining portion in competitive base salaries. Our incentive compensation programs in                 prior to this offering included discretionary cash bonuses, issuances of performance allocations and, for our senior people (including our NEOs), interests in TPG Partner Holdings. Following this offering, we expect to continue our “value-for-performance” philosophy for our NEOs with the addition of grants under our new Omnibus Plan and distributions of additional discretionary performance allocations under our new performance allocation pool program that runs through partnership interests and the significant reduction or elimination of discretionary cash bonuses.

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Culture Alignment. We aim to ensure our pay programs are aligned with our culture, mission and values, key components of which include diversity, equity, inclusion, cross-platform collaboration and innovation. Elements of our incentive compensation program are designed to incentivize our people to source investment opportunities broadly for the firm, even if the applicable pool of capital is outside of a person’s typical investment or service area. As part of our compensation process, we generally use a 360-degree annual performance review process that includes robust feedback from colleagues at all levels. This process enables goal setting, encourages feedback throughout the year and allows us to make holistic compensation determinations that create a welcoming and inclusive work environment with opportunities for growth and development.

Compensation Summary

In accordance with the compensation disclosure rules, this Compensation Discussion and Analysis and the Summary Compensation Table below describe the compensation received by our NEOs for                 , with incentive compensation as determined in                 . Our                 compensation design is consistent with our                compensation design except as impacted by certain modifications being made in anticipation of this offering.

As we transition from a private to a public company, we will continue to design programs that support our compensation philosophy. The table below summarizes the elements of compensation paid to our NEOs in                 and in                 through this offering, and how we anticipate compensating our NEOs following this offering. In addition to our revised compensation elements, in line with the risk mitigation element of our compensation philosophy, we will be implementing stock ownership guidelines and a recoupment policy to further enhance our risk mitigation.

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Board Oversight and Compensation Governance

During                 , compensation decisions for our NEOs (other than for our Executive Chairman and our CEO) were made by our Executive Chairman and our CEO (who were then our Co-Chief Executive Officers). Compensation decisions for our Executive Chairman and our CEO were made jointly by Messrs. Bonderman and Coulter, as our Founders.

While we have not historically used a compensation consultant, in contemplation of this offering, an affiliate of the Company engaged Korn Ferry to assist with our compensation review and to help us design a compensation construct for our Executive Chairman, CEO and senior leadership team that more closely ties with public company market practice and reflects a commitment to the long-term interests of our stockholders, provides flexibility to adjust to the changing needs and priorities of our business and stakeholders and prioritizes high performance. Korn Ferry provided market compensation data in order to provide information on best practices, as well as trends and modeling of various alternative compensation structures, including new compensation programs that will be implemented in connection with this offering, as described in more detail below. We did not benchmark or set our NEO compensation for                 by reference to the compensation of a peer group, and we do not expect to start benchmarking or setting our NEO compensation by reference to the compensation of a peer group.

As described above under “Management—Founder Succession and Governance Transition,” we have established a plan for our long-term corporate governance, including compensation decision-making and approval. Our CEO will manage the annual compensation decision-making process for our people (other than himself and our Executive Chairman), taking into account the recommendations of business unit leaders and function heads, where appropriate, and so long as such decisions are, taken together, consistent with the compensation budget approved by the Executive Committee of our board of directors. With respect to the governance of compensation decision-making for our CEO, our Executive Chairman and others who are members of the Executive Committee of our board of directors, see “Management—Certain Rights of our Founders and our CEO Prior to the Sunset” and “Management—Board Committees—Compensation Committee.”

Elements of                Compensation

Prior to this offering, our NEOs were generally compensated through a combination of base salary, discretionary annual cash bonuses, participation in performance allocation programs and certain benefits and perquisites. Our NEOs also received distributions on TPG Partner Holdings interests. Distributions on performance allocations and TPG Partner Holdings interests are reflected in the “All Other Compensation” column of the Summary Compensation Table. We generally consider the distributions on TPG Partner Holdings interests as an ownership entitlement rather than compensation, and, for periods following this offering, due to accounting principles applicable at and after this offering, TPG Partner Holdings interests that are outstanding on the date of this offering will be modified to be accounted for as equity awards and distributions will no longer be reflected in the Summary Compensation Table. We anticipate that the fair value of unvested TPG Partner Holdings interests, upon modification, will be included in the Summary Compensation Table as stock awards for the year of this offering and issuances of TPG Partner Holdings interests, if any, made following this offering will be reflected in the “Stock Awards” column of the Summary Compensation Table for the applicable year (in each case, other than those that relate to RemainCo).

We believe that the elements of compensation for our NEOs serve the primary objectives of our compensation philosophy. However, we periodically review the compensation of our key people, including our NEOs, and, from time to time, we may implement new plans or programs or otherwise make changes to the compensation elements relating to our key people, including our NEOs.

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Base Salary

During                , our NEOs received the base salaries included in the Summary Compensation Table. The base salaries of our NEOs are intended to reflect their positions and responsibilities and represent a competitive salary (within the market in which we compete for talent) to attract and retain talented people. The base salaries for our NEOs were not changed during the course of                to date.

Discretionary Cash Bonus

During                , our NEOs received the discretionary cash bonuses included in the Summary Compensation Table. Discretionary cash bonuses to our NEOs other than our Executive Chairman and our CEO were determined in                by our Executive Chairman and our CEO. Discretionary cash bonuses to our Executive Chairman and our CEO were determined in                by our Founders. In each case, these determinations were made after a comprehensive assessment of performance considerations and were intended to recognize our senior leaders’ personal contributions toward our overall performance, including personal, investment-related and operational accomplishments, and leadership, management and performance of our NEO’s direct and indirect reports. Prior years’ performance and payments to our other senior people were also considered with the aim of appropriately rewarding, motivating and retaining our NEOs.

Performance Allocations

TPG funds generally allocate a share of gains, income and distributions to their general partners (which are affiliated with us) above the returns on such general partners’ invested capital if specified returns and performance hurdles are achieved. We refer to such allocations as “performance allocations.” Because the amount of performance allocations is directly tied to the performance of the underlying fund, issuances of performance allocations foster a strong alignment of our people (including our NEOs) with the interests of our fund investors and, following this offering, our stockholders through our success as a whole. Performance allocations are issued to our people based on several factors, including such person’s role, individual performance and seniority. See “Business—Structure and Operation of Funds—Incentive Arrangements and Fee Structure—Performance Allocations.”

Issuances of performance allocations are generally made through our “platform-level performance allocation program,” which is not expected to change in connection with this offering. Our platform-level performance allocation program is comprised of three components of partnership interests: “vintage share” awards, “investment-specific” awards and discretionary awards.

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Vintage Share Awards. Vintage share awards issued to our NEOs are issued annually and represent a right to receive performance allocation distributions generated by investments made during that calendar year. This right generally includes follow-on investments made in subsequent years and typically also requires an annual investment by the recipient of personal capital into the funds generating the platform-level performance allocations. A right to receive performance allocation distributions with respect to vintage share awards is subject to the recipient’s continued provision of services through the applicable vesting or distribution date (whichever is earlier). Vintage share awards generally vest in five equal annual installments, beginning on June 30th of the year of issuance. Vintage share awards issued to our people who have been partners for five or more years at the time of issuance vest in five annual installments, beginning on June 30th of the year of issuance, with 40% vesting during the year of issuance and 15% vesting each year thereafter (referred to as the senior partner vesting schedule). Vintage share awards made to our Founders are fully vested upon issuance. Distributions of platform-level performance allocations pursuant to vintage share awards (whether vested or unvested) are subject to a 20% “cutback,” discussed below.

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Investment-specific Awards. Investment-specific awards are issuances of performance allocations (or, in certain instances, synthetic performance allocations) generated by designated investments and strategic partnerships in which our people (including our NEOs) are involved. Investment-specific

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awards are a smaller component of our overall platform-level performance allocation program and are made to incentivize our people to source investment opportunities broadly for the firm, even if the applicable pool of capital is outside of a person’s typical investment or service area. The amount and terms (including vesting) of such investment-specific awards are specific to each issuance and may vary across investments.

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Discretionary Awards. Discretionary distributions are made to our people from time to time, including our NEOs, at our discretion, and the amount and terms (including vesting) of such distributions are determined at our discretion. Most such interests are not subject to vesting.

Our NEOs also receive performance allocations indirectly through distributions made on their TPG Partner Holdings interests (as indirect unitholders in the TPG Operating Group, as further described below under “—TPG Partner Holdings Interests”).

Unvested performance allocations in the platform-level performance allocation program and distributions pursuant thereto are subject to immediate forfeiture upon termination of service (with or without cause). Unvested performance allocations may be accelerated on a discretionary basis in connection with separations. We also have the right to “cutback” up to 20% of each performance allocation recipient’s performance allocation distributions at our discretion. Generally, this has only been applied following termination of a holder’s services. Further, recipients of platform-level performance allocations are subject to restrictive covenants. Entitlements to performance allocation distributions pursuant to the platform-level performance allocation program will be immediately forfeited if the applicable holder is terminated with cause or breaches his or her restrictive covenants. Any excess performance allocations, and any payments in respect of excess performance allocations, available as a result of forfeitures, reserves or cutbacks may be reallocated to our people (including our NEOs) on a discretionary basis.

Distributions received under the platform-level performance allocation program are generally subject to “clawback” in the event that a fund has overdistributed performance allocations. In the event of a clawback triggering event, performance allocation holders who received distributions that are subject to clawback are required to return performance allocation distributions to the applicable fund in certain situations. Our NEOs (and, generally, all of our other people) are personally subject to the clawback obligation for any performance allocation distributions they receive under the platform-level performance allocation program, pursuant to which they may be required to repay previous distributions.

In                , vintage share awards were made to each of our NEOs. Vintage share awards were issued to the NEOs with the following vesting schedules:     . In addition, Mr. Winkelried received certain investment-specific awards for investments made in                , each of which vest in five equal annual installments beginning on                 , provided that he continues to provide services to us through each such date. See the Summary Compensation Table for the distribution amounts paid to our NEOs in                under the platform-level performance allocation program.

Historically, the issuance of partnership interests having the right to future performance allocations have been accounted for as equity allocations. However, following this offering, such partnership interests will be accounted for as profits interests under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 710 Compensation-General (“ASC 710”). The platform-level performance allocation program was not otherwise impacted by the Reorganization or this offering. The discretionary performance allocation pool program, described below, was not in existence prior to this offering; see “—Compensation Program Adjustments On and Following this Offering” below.

TPG Partner Holdings Interests

TPG Partner Holdings is the indirect majority unitholder of the TPG Operating Group. During                 , all TPG Partner Holdings interests were held by our current and former senior people and had equal entitlements to

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distributions made by TPG Partner Holdings. Prior to this offering, the TPG Partner Holdings interest will be converted into “TPG Partner Units,” which are entitled to distributions sourced from the TPG Operating Group, on a similar basis to the stockholders of the Company (except on a pre-tax basis), and “RemainCo Units,” which are entitled to distributions sourced from RemainCo. For more information regarding the conversion of TPG Partner Holdings interests into TPG Partner Units and RemainCo Units, see “Certain Relationships and Related Party Transactions—Proposed Transactions.”

The issuance of TPG Partner Holdings interests to our NEOs was intended to align our NEOs’ interests with the overall success of the TPG Operating Group and allow them to participate in the profits of our business. TPG Partner Holdings interests (issued prior to the offering) were subject to various vesting schedules, generally five to seven years, beginning on December 31 of the year of issuance. Any unvested TPG Partner Holdings interests will retain their existing vesting schedule upon conversion to TPG Partner Units and RemainCo Units. Holders of TPG Partner Holdings interests, whether or not vested, receive current distributions. At the time of issuance, certain TPG Partner Holdings interests had a capital contribution requirement that a holder could satisfy over a period of up to seven years. All such obligations will be satisfied prior to the effectiveness of this offering.

In addition to the converted TPG Partner Units and RemainCo Units described above, before this offering TPG Partner Holdings issued additional TPG Partner Units to certain of our partners, including NEOs, other than Mr. Bonderman and Mr. Coulter. These additional TPG Partner Units, sometimes referred to as “Additional TPG Partner Units,” will be entitled to distributions sourced from the TPG Operating Group on a pari passu basis with other TPG Partner Units. Similar to historic issuances of TPG Partner Holdings interests, the issuance of Additional TPG Partner Units is intended to align the interests of our people (including our NEOs) with the interests of holders of Common Units (including, indirectly, the stockholders of the Company) and with the overall success of the TPG Operating Group. Additional TPG Partner Units will generally vest in six annual installments beginning on the first anniversary of this offering.

TPG Partner Holdings interests (and, once converted, TPG Partner Units, which include Additional TPG Partners Units, as described above) that are unvested are subject to immediate forfeiture upon termination of service although they may be accelerated on a discretionary basis. These interests are also subject to restrictive covenants (as described below under “—Restrictive Covenants”). Certain vested interests may be repurchased by TPG Partner Holdings at a discounted purchase price if the applicable holder is terminated with cause or breaches his or her restrictive covenants. Following this offering, certain TPG Partner Units may be subject to our recoupment policy and after TPG Partner Units vest will be exchangeable under certain circumstances for Common Units which may be exchanged for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) (or, at our option, shares of our Class A common stock). In the event that, at the time of an exchange, there is a limitation on the Class A common stock then available for distribution, certain TPG Partner Units (including certain TPG Partner Units held by our NEOs) will retain a right to effect an exchange ahead of other TPG Partner Units. For a description of the treatment of TPG Partner Units upon separation of service following this offering, see “—Summary of NEO Employment Agreements and Separation Arrangements,” and for a description of our recoupment policy and the exchange features, see “—Compensation Program Adjustments On and Following this Offering.”

During                , our NEOs received new issuances of TPG Partner Holdings interests with the terms described above. The value at issuance of such TPG Partner Holdings interests is not included in the Summary Compensation Table due to accounting principles applicable prior to this offering; however, all distributions received by our NEOs in                from TPG Partner Holdings interests (whether issued in                or prior thereto) are included in the Summary Compensation Table. Although we have included these distributions on TPG Partner Holdings interests in the Summary Compensation Table, distributions were historically accounted for as distributions of equity interest rather than compensation.

On and after this offering, it is anticipated that TPG Partner Units will be accounted for as equity awards under GAAP accounting principles of FASB Accounting Standards Codification Topic 718-Compensation-Stock Compensation (“ASC 718”). As such, the grant date fair value of TPG Partner Units (if any) issued following

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this offering will be reflected in the “Stock Awards” column of the Summary Compensation Table for the applicable year. TPG Partner Units that are outstanding on the date of this offering will be modified to be accounted for as equity awards under ASC 718. As such, it is anticipated that the fair value of unvested TPG Partner Units upon modification will be reflected in the “Stock Awards” column of the Summary Compensation Table for the year in which this offering occurs.

Benefits and Perquisites

We provide our executives, including our NEOs, with a competitive benefits program that includes:

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Health & Welfare Benefits. We provide comprehensive benefits to support our people’s well-being. All our people (excluding our affiliated advisors, but including our NEOs) are invited to participate in the firm-sponsored health and welfare benefit plans. For more information about our health and welfare programs, see “Business—Human Capital Resources—Compensation and Benefits.”

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Retirement Plans. All our people (excluding our affiliated advisers, but including our NEOs) are eligible to participate in our tax-qualified 401(k) defined contribution plan as of the date of hire. Our 401(k) plan provides alternatives for contributing to a traditional pre-tax 401(k), a Roth 401(k), or a combination of both, up to the applicable IRS limits. We match 100% of the first 5% of a participant’s earnings contributed to the plan, up to the applicable individual IRS limits. We also provide an additional nonelective employer contribution determined by a discretionary formula (which in                 was    %) of a participant’s earnings, up to the applicable employer IRS limits. The employer match (including the nonelective employer contribution determined by a discretionary formula) vests in equal annual installments over the first five years of employment, after which employer contributions are fully vested. We do not sponsor or provide access to a defined benefit pension plan for our people (including our NEOs).

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Umbrella Liability Group Coverage. Our partners, including our NEOs, are eligible to participate in the firm-sponsored umbrella liability insurance program. We provide an initial minimum coverage amount for all partners at a nominal premium, and the partners are able to elect additional amounts of coverage through the firm’s annual open enrollment process.

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Other Perquisites. Tickets to sporting and other entertainment events are provided to certain of our people, including our NEOs, without charge, to attend for business purposes. From time to time, these tickets are made available at no incremental cost to the Company to certain of our people, including our NEOs (and their guests), for personal use when not needed for business purposes. In certain instances, the Company may provide resources to family offices of our people, which are generally at no incremental cost to the Company. For information about family office services arrangements, see “Certain Relationships and Related Party Transactions—Proposed Transactions—Exchange Agreement.” Certain of our NEOs may use aircraft or private travel services (such as NetJets) that we have access to for reasonable personal use. During certain periods, we have provided Mr. Coulter with home security services and, for our NEOs, legal fees in connection with certain business objectives and benefits related to working outside of our office spaces. We also generally make available to our people (including our NEOs) parking or transit assistance and one meal daily in each of our offices. Any benefits that do not give rise to incremental cost to us will not be reflected as additional compensation in the Summary Compensation Table.

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Benefits Related to Side-By-Side and Other Investment Transactions. Our people who receive performance allocations (including our NEOs) are permitted to invest their personal capital side-by-side with our funds. This benefit does not give rise to incremental cost to us, so it is not reflected as additional compensation in the Summary Compensation Table. Generally, these are made on similar terms as other investors but are generally made on a “no management fee, no performance allocation” basis; however, we may decide (in our sole discretion) to charge our people (including our NEOs) reduced or full management fees or performance allocations for certain investments or funds. In certain instances, when our people (including our NEOs) participate in side-by-side investments, they

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may receive tandem rights providing for additional value. All our NEOs, as well our people who meet certain business, legal and regulatory requirements to make such investments, are generally permitted to make such investments, subject to certain caps and other legal and commercial limitations. For more information about our side-by-side investment program, see “Certain Relationships and Related Party Transactions—Side-By-Side and Other Investment Transactions.”

The perquisites provided to our NEOs in                are described in the Summary Compensation Table. Our perquisites and benefits programs are designed to support the health and well-being of our people and further our goal of providing compensation that is competitive and aligned with our culture.

Employment Agreements and Separation Benefits

We previously entered into an employment agreement with Mr. Winkelried. In connection with this offering, we intend to enter into employment agreements with Mr. Coulter and Mr. Winkelried (in replacement of Mr. Winkelried’s current employment agreement). We have not entered into, and do not intend in connection with this offering to enter into, employment agreements with our other NEOs. We generally provide our people, including our NEOs other than our Executive Chairman and our CEO, with a standard form offer letter upon hire. In connection with this offering, we intend to adopt a Senior Leadership Separation Policy pursuant to which our senior leaders (including our NEOs) may be entitled to severance benefits upon certain termination scenarios. For a summary of the material terms of the arrangements described in this paragraph, see “—Summary of NEO Employment Agreements and Separation Arrangements” below.

Tax and Accounting Considerations

In making compensation decisions, the impact of accounting implications and tax treatment of significant compensation decisions are considered. We believe that accounting and tax considerations are only one aspect of determining compensation and should not unduly influence compensation program designs that are consistent with our overall compensation philosophy and objectives. We are mindful of the accounting treatment of our performance allocations, TPG Partner Holdings interests and new equity award programs. For more information about the changes in accounting treatment of our historic compensation programs in connection with the Reorganization, see “—Elements of                 Compensation.” Following this offering, we expect to be subject to Section 162(m) of the Code, which generally disallows publicly-listed companies from taking a tax deduction for compensation in excess of $1,000,000 paid to “covered employees,” including our NEOs. We retain the discretion to design and implement compensation programs that may not be tax deductible or that could have adverse accounting consequences, as well as designing compensation programs with tax and accounting efficiencies in mind.

Compensation Program Adjustments On and Following this Offering

On and following this offering, we do not expect any material change to our base salary, platform-level performance allocation program or benefit and perquisite compensation structures, but we do expect to modify or implement certain other elements in order to align with public company practices and adjust to a public company omnibus equity plan model. The following describes these expected modifications:

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Performance Allocation Pool Program. In connection with the implementation of our post-offering compensation and incentive model, we intend to create a new performance allocation pool program pursuant to which performance allocations for profitable fund investments will be distributed to partners and professionals on a discretionary basis determined during the year the investment is realized and subject, in each case to the recipient’s continued provision of services on the distribution date. Distributions from the performance allocation pool program will be subject to the terms and conditions of the partnership interests through which they are distributed. Our NEOs are expected to be eligible to participate in this new program, and participants in this program are not expected to receive separate cash bonuses.

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RSU Awards and Long-Term Incentive Program. Our NEOs are expected to receive annual grants of RSUs under the Omnibus Plan (described below) as a mandatory deferral with respect to a portion of their incentive compensation referred to as “annual RSUs,” which will generally vest in three annual installments beginning on the first anniversary of the grant date, subject to the recipient’s continued provision of services to the Company or its affiliates through the vesting date. In connection with this offering, we may also implement a long-term retention and performance incentive program for senior executives of the Company. Such a program would involve the issuance of RSUs with an aggregate fair market value of up to $                , subject to substantial vesting conditions. See “—Omnibus Equity Incentive Plan Summary” for more information about the Omnibus Plan.

•

Potential for Additional Equity Awards. The Company may make certain additional equity awards to our NEOs, as permitted under the Omnibus Plan, with terms determined at the discretion of the Company. See “—Omnibus Equity Incentive Plan Summary” for more information about the Omnibus Plan.

We also anticipate putting in place certain new policies with respect to our equity programs:

•

Transfer Restrictions. Following this offering, TPG Partner Units will generally be subject to transfer restrictions, except with respect to customary permitted transfers. For more information about these transfer restrictions, see “Certain Relationships and Related Party Transactions—Proposed Transactions—Exchange Agreement.”

•

Exchange. Upon the expiration of the restricted periods described above and subject to the stock ownership guidelines described below, vested TPG Partner Units may be exchanged for Common Units and then, in accordance with the Exchange Agreement, exchanged for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for Class A common stock. In either case, the Company will receive additional Common Units and the holder of such TPG Partner Units will receive additional payments under the Tax Receivable Agreement.

•	Stock Ownership Guidelines. In anticipation of this offering, we expect to implement stock ownership guidelines that will apply to and have the following material terms:

•

Anti-Hedging/Pledging Policy. In anticipation of this offering, we expect to adopt a hedging and pledging policy pursuant to which our directors and executive officers will be prohibited from hedging Company stock and from pledging, or using as collateral, their Company stock.

•

Recoupment Policy. In anticipation of this offering, our board of directors intends to adopt a recoupment policy under which, upon certain triggering events, recoupment of cash incentive awards and equity awards granted pursuant to the Omnibus Plan may be sought against executive officers (as defined in accordance with SEC rules, which includes our NEOs), directors and                , in each case who are currently in such positions or have had any such position over the preceding three years. Specifically, the recoupment policy will provide that the board of directors may recoup or cancel all or a portion of the covered awards granted to such covered person where (i) payment or settlement of any covered award was predicated upon the achievement of specified financial results that are subsequently restated and such restatement results in such specified financial result not being achieved or (ii) due to misconduct or other similar covered acts by the covered person. Whether a recoupment triggering event has occurred and the amount of any recoupment will be determined by the board of directors or its delegate in its sole discretion.

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Summary Compensation Table

The following table summarizes the compensation paid to our named executive officers for the year ending December 31,                .

Name and Principal Position	Year	Salary ($)	Bonus ($)	All other compensation ($)(1)	Total Compensation ($)
James G. Coulter, Executive Chairman and Founding Partner(2)

Jon Winkelried, Chief Executive Officer(2)

Ken Murphy, Co-Chief Operating Officer(3)

(1)	Please see the “All Other Compensation Supplemental Table” below.
(2)

Effective May 10, 2021, Mr. Coulter became our Executive Chairman and Mr. Winkelried became our sole Chief Executive Officer. Prior to May 10, 2021, Messrs. Coulter and Winkelried both served as our Co-Chief Executive Officers.

(3)	Mr. Murphy served as our principal financial officer in until the appointment of Mr. Weingart as Chief Financial Officer effective as of August 4, 2021.

All Other Compensation Supplemental Table

The following table provides additional information regarding each component of the “All Other Compensation” column in the Summary Compensation Table:

Name	Year	Platform-Level Performance Allocation Distributions ($)(1)	TPG Partner Holdings Distributions ($)	($)	Total ($)
James G. Coulter

Jon Winkelried

Ken Murphy

(1)	Includes distributions from vintage share awards, investment-specific awards and discretionary awards.

Plan-Based Awards and Outstanding Equity Awards

There were no grants of plan-based awards to our NEOs or outstanding equity awards held by our NEOs in the year ended December 31,                 . Although none of our NEOs had outstanding awards treated as equity awards as of December 31,                 , certain of our NEOs had unvested performance allocations and TPG Partner Holdings interests as of December 31,                 . See “—Elements of                 Compensation.”

Summary of NEO Employment Agreements and Separation Arrangements

The following is a description of Mr. Winkelried’s existing employment agreement and the form offer letter that certain of our NEOs have executed. In connection with this offering, we intend to enter into employment agreements with Mr. Coulter and Mr. Winkelried (in replacement of his current employment agreement), and adopt a Senior Leadership Separation Policy pursuant to which our senior leaders (including our NEOs) may be entitled to severance benefits upon certain termination scenarios.

Winkelried Pre-IPO Agreement

Certain affiliates of the Company entered into an employment agreement with Mr. Winkelried, dated as of October 28, 2015 (the “Winkelried Pre-IPO Agreement”) that provides for the terms of Mr. Winkelried’s employment commencing on November 2, 2015 through the date on which his employment terminates (or his agreement is amended) in accordance with the provisions of the Winkelried Pre-IPO Agreement. The Winkelried

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Pre-IPO Agreement provides that Mr. Winkelried will serve as co-Chief Executive Officer of TPG Holdings and be a member of the “internal board” (as defined in the Winkelried Pre-IPO Agreement) of TPG Holdings. Mr. Winkelried has also entered into a Governance Framework Agreement with certain of our affiliates, dated as of December 31, 2016, that establishes the duties, responsibilities and rights as Co-Chief Executive Officer to govern, with Mr. Coulter, certain TPG entities during Mr. Winkelried’s employment, including sitting on boards and committees of TPG entities, determining the issuance of TPG Partner Holdings interests, and approving budgets and making hiring decisions for certain TPG platforms.

During the term of the Winkelried Pre-IPO Agreement, Mr. Winkelried is entitled to receive an annual base salary of at least $700,000 (subject to increase or decrease to align with Mr. Coulter’s then base salary), participate in the benefit programs, plans and practices of TPG Global, LLC (“TPG Global”) in a manner commensurate with Mr. Winkelried’s position and which benefits are available to other senior executives of TPG Global (including Mr. Coulter), and perquisites that are reasonably commensurate with the perquisites provided to Mr. Coulter and have access to private aircraft for business travel. Mr. Winkelried is generally indemnified under the agreement for any and all costs, expenses, liabilities and losses incurred in connection with him being made a party to any proceeding by reason of his service as an officer, employee or representative of any TPG entity.

At the time of entering in the Winkelried Pre-IPO Agreement, Mr. Winkelried received a cash signing bonus and TPG Partner Holdings interests (the “Initial TPG Partner Units”), both of which are now fully vested. The Initial TPG Partner Units are subject to certain priority rights under the Fifth Amended and Restated Limited Partnership Agreement of TPG Partner Holdings, L.P., and any lock-up or similar restriction imposed by underwriters on Mr. Coulter and other limited partners on their interests are applicable to the Initial TPG Partner Units. The Initial TPG Partner Units have limitations on capital contributions and are subject to a deferred contribution obligation.

Pursuant to the Winkelried Pre-IPO Agreement, if Mr. Winkelried’s employment is terminated by TPG Holdings without “cause,” he resigns with “good reason” or his employment terminates due to his death or “disability” (each as defined in the Winkelried Pre-IPO Agreement), he is entitled to retiree medical coverage no less favorable than the retiree medical coverage provided to Mr. Coulter and, to the extent applicable, “good leaver” treatment under Company plans, including the Fifth Amended and Restated Limited Partnership Agreement of TPG Partner Holdings, L.P., as described below under “—Potential Payments upon Termination or Change-in-Control.” These termination benefits are subject to Mr. Winkelried’s execution of a release of claims in our favor.

In connection with this offering, we expect that Mr. Winkelried will enter into a new employment agreement, the terms of which are described in “—New Employment and Separation Arrangements in Connection with the Offering.”

Other NEO Offer Letters

TPG Global entered into offer letters with Mr. Murphy,                 upon the commencement of their employment that are materially consistent with our form of offer letter used in the U.S. These offer letters indicate the individual’s initial title, base salary and, if applicable, sign-on bonus and relocation benefits, as well as eligibility for our discretionary incentive programs and the health and welfare benefit programs of TPG Global and its affiliates. These offer letters generally require compliance with company policy and may contain standard confidentiality covenants. Our NEOs may also receive performance allocations or other incentive awards upon joining us.

Restrictive Covenants

The governing documents for the platform-level performance allocation program and TPG Partner Holdings interests include restrictive covenants which impose obligations on our NEOs. Such obligations include a

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restriction on soliciting our people for 18 months following termination and a restriction on providing services to a competitor or soliciting our investors for a certain period of time depending on the reason for the termination (e.g., for 18 months if terminated with cause and for 6 months if terminated without cause). In addition, our NEOs are subject to confidentiality (which includes use of “pipeline” and “track records”), work product, non-disparagement and non-publicity covenants.

New Employment and Separation Arrangements in Connection with the Offering.

We will include a description of new employment arrangements that will be entered into with each of Messrs. Coulter and Winkelried, as well as a description of our new Senior Leadership Separation Policy that we intend to adopt in connection with this offering when such arrangements are finalized and approved.

Potential Payments upon Termination or Change-in-Control

None of the Winkelried Pre-IPO Agreement or other NEO offer letters in effect prior to this offering provide for benefits upon a termination event or change in control, except that Mr. Winkelried is entitled to retiree medical, which has an estimated value of $                 as of December 31,                . Pursuant to the Fifth Amended and Restated Limited Partnership Agreement of TPG Partner Holdings, L.P., in the event of death or “disability” (as defined therein) of a holder of TPG Partner Holdings interests, including our NEOs, any unvested TPG Partner Holdings interests held by such person would receive two years of accelerated forward vesting. The estimated value to our NEOs of accelerated vesting of TPG Partner Holdings interests upon death of disability as of December 31,                 , is:                . Additionally, pursuant to the Winkelried Pre-IPO Agreement, in the event of Mr. Winkelried’s termination without “cause” or his resignation with “good reason,” he would also receive these two years of accelerated forward vesting. We retain the discretion to provide our people, including our NEOs, with separation benefits.

Equity-Based Compensation Following the Offering

Omnibus Equity Incentive Plan Commitments

In connection with this offering, we anticipate that we will adopt the TPG Partners, Inc. Omnibus Equity Incentive Plan, or the “Omnibus Plan,” as described further below. Following the adoption of the Omnibus Plan, commitments have been made to grant RSU awards to certain of our people with respect to an aggregate of                  shares of our Class A common stock (of which a portion will be granted to our NEOs as follows:                  shares of our Class A common stock). These awards will be granted after the offering has closed and will generally vest in four annual installments beginning on the first anniversary of this offering, subject to the recipient’s continued provision of services to the Company or its affiliates through the vesting date.

Omnibus Equity Incentive Plan Summary

We anticipate that we will adopt the Omnibus Plan on                and it will be approved by our stockholders prior to this offering on                , and will become effective on                . The Omnibus Plan will allow equity-based incentive awards to be granted to our officers (including our NEOs), employees, directors, consultants, advisors and other service providers of the Company and certain affiliates of the Company.

General. The purposes of the Omnibus Plan are to attract, retain and motivate our people, to compensate them for their contributions to the long-term growth and profits of the Company and its affiliates, and to align the interests of our people with the interests of our stockholders. These incentives are provided through the grant of stock options (including incentive stock options intended to be qualified under Section 422 of the Code), stock appreciation rights, restricted stock, RSUs, cash-based awards and other stock-based awards. Any of these awards may, but need not, be granted as performance-based incentive awards.

Authorized Shares. We will reserve up to                shares of our Class A common stock equal to                  for the issuance of awards under the Omnibus Plan. The share reserve will be subject to adjustment in the event

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of a stock split, stock dividend or other change in our capitalization. If shares covered by an award are not purchased or are forfeited or expire, settled through the issuance of consideration other than shares (including cash), or otherwise terminate without delivery of any shares subject thereto, then such shares will, to the extent of any such forfeiture, termination, cash-settlement or expiration, be available for future grant under the Omnibus Plan. The number of shares that may be issued as incentive stock options under the Omnibus Plan may not exceed 10,000,000.

Adjustments to Shares Subject to the Omnibus Plan. In the event of a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution that results in any increase or decrease in the number of issued shares, the Administrator (as defined below), in order to preserve, but not increase, participants’ rights under the Omnibus Plan, will substitute or adjust the number and kind of shares that may be issued under the Omnibus Plan or under particular forms of award agreements, the number and kind of shares subject to outstanding awards, the exercise or grant prices of stock options and stock appreciation rights, and the annual award limits and other value determinations applicable to outstanding awards.

Administration. Our board of directors, or any committee designated by the board of directors, will administer the Omnibus Plan (referred to as the “Administrator”). Subject to the provisions of the Omnibus Plan, the Administrator has the power to administer the Omnibus Plan, including but not limited to, the authority to (i) direct the Company to grant awards pursuant to the Omnibus Plan, (ii) determine the grantees to whom and the times at which awards will be granted, (iii) determine the price at which stock options are granted, (iv) determine the type of stock option to be awarded and the number of shares subject to such stock option, (v) determine the number of shares granted pursuant to each award, (vi) to employ attorneys, consultants, accountants, agents and other individuals as may reasonably be necessary to assist it in the administration of the Omnibus Plan, and (vii) approve the form and terms and conditions of the award documents and of each award. As described above in “Compensation Discussion and Analysis—Board Oversight and Compensation Governance,” Mr. Winkelried, our CEO, will serve as Administrator until the Sunset with respect to many matters under the Omnibus Plan. The Administrator’s interpretation and construction of any provisions of the Omnibus Plan or any award are final, binding and conclusive. In the case of any grants made to our people who are subject to Section 16 of the Exchange Act, the grants will be made by a committee consisting only of at least two members of our board of directors, each of whom qualifies as a non-employee director under Rule 16b-3 of the Exchange Act and as an independent director under the rules of the                , and such committee shall be the Administrator with respect to such awards.

Eligibility. Awards may be granted to our officers (including our NEOs), employees, directors, consultants, advisors and other service providers of the Company and certain affiliates of the Company, as determined by the Administrator, except that incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company.

Stock Options. Stock options in the form of non-statutory stock options or incentive stock options may be granted under the Omnibus Plan. The Administrator determines the number of shares subject to each stock option. The Administrator determines the exercise price of stock options granted under the Omnibus Plan; provided that the exercise price must at least be equal to the fair market value of the Class A common stock on the date of grant. The term of a stock option may not exceed ten years. For any stock option intended to be an incentive stock option, for any participant who owns more than 10% of the voting power of all classes of the Company’s outstanding stock, the term of an incentive stock option must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The grantee may pay the exercise price of a stock option (i) by cash or its equivalent, (ii) previously acquired shares, (iii) a cashless exercise in accordance with procedures authorized by the Administrator, (iv) through net-share settlement or similar procedure involving the withholding of shares if authorized by the Administrator, or (v) any combination of the foregoing if authorized by the Administrator. A stock option may not be exercised later than the expiration of its term. Subject to the provisions of the Omnibus Plan, the Administrator determines the other terms of stock

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options. After the termination of service of a grantee other than due to death or disability, his or her stock option will remain exercisable for the period provided in the award agreement, but no more than three months from the date of termination in the event of an incentive stock option. After the termination of service of a grantee due to death or disability, the stock option will remain exercisable for the period provided in the award agreement, but no more than one year from the date of termination in the event of an incentive stock option.

Stock Appreciation Rights. Stock appreciation rights may be granted under the Omnibus Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. The grant price for a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant. Subject to the provisions of the Omnibus Plan, the Administrator determines the other terms of stock appreciation rights, including when such rights become exercisable.

Restricted Stock Awards. Restricted stock may be granted under the Omnibus Plan. Restricted stock awards are grants of shares of Class A common stock that vest in accordance with terms and conditions established by the Administrator. The Administrator will determine the number of shares of restricted stock granted to any TPG Person and, subject to the provisions of the Omnibus Plan, will determine the terms and conditions of such awards. The Administrator may impose whatever conditions to vesting it determines to be appropriate. The Administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have dividend and voting rights with respect to such shares upon grant unless the Administrator provides otherwise.

Restricted Stock Units. RSUs may be granted under the Omnibus Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of Class A common stock. Subject to the provisions of the Omnibus Plan, the Administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of settlement. A holder of RSUs will have only the rights of a general unsecured creditor of the Company until the delivery of shares, cash or other securities or property (and any dividend equivalents earned thereon), and will have dividend equivalent rights. On the delivery date, the holder of each RSU not previously forfeited or terminated will receive one share, cash or a combination thereof, as specified by the Administrator.

Performance Shares. Performance shares may be granted under the Omnibus Plan. Each performance share represents an amount equal to the fair market value of one share of Class A common stock and are earned based upon the achievement of certain pre-established performance goals over a stated performance period. Subject to the provisions of the Omnibus Plan, the Administrator determines the terms and conditions of performance share awards, including the performance goals, the performance period and the form and timing of payment. A holder of performance shares will have only the rights of a general unsecured creditor of the Company until the delivery of shares, cash or other securities or property, if any, after the end of the applicable performance period as determined by the Administrator. On the delivery date, the holder of each earned performance share not previously forfeited or terminated will receive one share, cash or a combination thereof, as specified by the Administrator. Performance conditions may also be placed on any other form of award under the Omnibus Plan in the discretion of the Administrator.

Dividends and Dividend Equivalents. The Administrator may provide for the right to receive dividends or dividend equivalents or interests with respect to an award granted under the Omnibus Plan. A dividend equivalent is a right to receive a dividend equivalent payment (which may be a current payment, deferred payment or a reinvested amount) equal to the amount that a holder of Class A common stock would have received with respect to a dividend. Certain awards may also be entitled to dividends.

Transferability of Awards. Unless otherwise determined by the Administrator in its sole discretion, no award (or any rights and obligations thereunder) granted to any person under the Omnibus Plan may be transferred other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and all such awards (and any rights thereunder) will be exercisable during the life of the recipient only by the recipient or the recipient’s legal representative.

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Grants to Non-Employee Directors. Grants made to non-employee directors may be in any form other than incentive stock options. The fair value of all awards issued under the Omnibus Plan and all other cash compensation paid by us to any non-employee, independent director in any calendar year cannot exceed $1,000,000. The Administrator may also permit a non-employee director to receive an award in lieu of payment of all or a portion of future director fees (including but not limited to cash retainer fees and meeting fees).

Change in Control. The Omnibus Plan provides that in the event of a change of control, as defined under the Omnibus Plan, each outstanding award will be treated as the Administrator determines, including, if determined in the sole discretion of the Administrator, accelerating awards, removing any restrictions from any outstanding awards, settling any award by means of a cash payment for fair market value, substituting awards for awards with substantially similar terms, accelerating the date of exercisability of an award, or proving for automatic acceleration and vesting of awards held by participants who are involuntarily terminated on or within two years following the applicable change in control.

Amendment; Termination. The board of directors has the authority to amend the Omnibus Plan from time to time; provided that such amendment does not materially adversely impair the rights of the recipient of any outstanding award without the recipient’s consent. Stockholder approval also is required to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency. The board of directors has also reserved the right to terminate the Omnibus Plan at any time, and the Omnibus Plan will automatically terminate in 2031 if not extended prior thereto. No awards may be granted under the Omnibus Plan after its expiration, and no incentive stock options may be granted under the Omnibus Plan after the date that is ten years from the date the Omnibus Plan was approved by the board of directors. No awards under the Omnibus Plan have been made prior to the date hereof.

Director Compensation

Prior to this offering, we did not compensate anyone for serving on our board of directors, to the extent formed. Currently, all of the individuals who serve as directors of our general partner are also our senior partners and executive officers. These individuals do not receive any separate compensation for service as a director and, accordingly, we have not presented a Director Compensation Table.

We intend to establish a compensation program for directors who are not employees of or service providers to (other than as a director) any entity related to the Company and who are considered independent. We also intend to establish a compensation program for our Founding Partner and Non-Executive Chairman, Mr. Bonderman, while he serves as a director of the Company.

It is anticipated that we will put in place following compensation program for our independent directors:

•	an annual cash retainer of $150,000;

•	an annual equity award with a grant date fair value of $150,000 pursuant to the Omnibus Plan, which will vest in three annual installments beginning on the first anniversary of the grant date; and

•	an additional annual cash retainer of $25,000 to the chair of our Audit Committee and $10,000 to other members of our Audit Committee.

We will reimburse independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors or otherwise in the performance of services to the Company, including travel expenses in connection with their attendance in-person at board and committee meetings and in the performance of services to the Company. Other directors (including those that are employed by the Company or its affiliates) will not receive any compensation for their services as directors.

Partner Compensation Paid to Non-Independent Directors for

Our directors who are also our partners receive compensation in respect of services to us and our affiliates as described below. These directors are generally entitled to the same elements of compensation as our NEOs,

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including perquisites and benefits, on consistent terms. See “—Elements of Compensation” for descriptions of these compensation components. In the case of Mr. Bonderman, his compensation and benefits were generally provided on terms consistent with those provided to Mr. Coulter. The total compensation amounts indicated below are calculated in accordance with the rules for determining Total Compensation in the Summary Compensation Table. For information on compensation paid to our directors who are also NEOs, see Summary Compensation Table.

David Bonderman

Mr. Bonderman is one of our Founding Partners and our Non-Executive Chairman. During                , Mr. Bonderman received $                 in total compensation. This compensation included $                 in base salary, $                 in discretionary annual cash bonus, $                 in performance allocation distributions and $                 in distributions made on TPG Partner Holdings interests. Mr. Bonderman received vintage share awards in                , which were fully vested at issuance.

Following this offering, Mr. Bonderman will serve on our board as Non-Executive Chairman and is expected to receive compensation in this capacity, which we currently anticipate will be consistent with the compensation provided to our independent directors. Mr. Bonderman will also continue to receive significant performance allocation distributions from our platform-level performance allocation program with respect to awards made prior to this offering and will continue to be entitled to benefits and perquisites similar to our executive officers. We anticipate entering into a new agreement with Mr. Bonderman regarding these matters.

Jack Weingart

Mr. Weingart is a partner and Chief Financial Officer of TPG and, prior to August 4, 2021, was a Managing Partner and helped to lead the Capital platform in the U.S., U.K. and Europe. During                 , Mr. Weingart received $                 in total compensation. This compensation included $                 in base salary, $                 in discretionary annual cash bonus, $                 in performance allocation distributions and $                 in distributions made on TPG Partner Holdings interests. Mr. Weingart received vintage share awards in                 , which vest 40% as of June 30,     and 15% each year thereafter in accordance with the senior partner vesting schedule. Upon the commencement of his employment, Mr. Weingart entered into an offer letter with a predecessor to TPG Global that is materially consistent with our form of offer letter to U.S. employees. For a description of our form offer letter to U.S. employees, see “—Summary of NEO Employment Agreements and Separation Arrangements—Other NEO Offer Letters.”

Following this offering, Mr. Weingart will serve on our board of directors and will serve as a member of our Executive Committee.

Todd Sisitsky

Mr. Sisitsky is a Managing Partner and helps to lead the Capital platform in the U.S., U.K. and Europe and the firm’s investment activities in the healthcare services and pharmaceutical/medical device sectors. During                 , Mr. Sisitsky received $                 in total compensation. This compensation included $                 in base salary, $                 in discretionary annual cash bonus, $                 in performance allocation distributions and $                 in distributions made on TPG Partner Holdings interests. Mr. Sisitsky received vintage share awards in                 , which vest 40% as of June 30,         and 15% each year thereafter in accordance with the senior partner vesting schedule. Upon the commencement of his employment, Mr. Sisitsky entered into an offer letter with a predecessor to TPG Global that is materially consistent with our form of offer letter to U.S. employees. For a description of our form offer letter to U.S. employees, see “—Summary of NEO Employment Agreements and Separation Arrangements—Other NEO Offer Letters.” In May 2018, Mr. Sisitsky and TPG agreed to a set of guiding principles regarding the governance and management of TPG VIII and THP.

Following this offering, Mr. Sisitsky will serve on our board of directors and will serve as a member of our Executive Committee.

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Anilu Vazquez-Ubarri

Ms. Vazquez-Ubarri is a partner and Chief Human Resources Officer of TPG. During                 , Ms. Vazquez-Ubarri received $                 in total compensation. This compensation included $                 in base salary, $                 in discretionary annual cash bonus, $                 in performance allocation distributions and $                 in distributions made on TPG Partner Holdings interests. Ms. Vazquez-Ubarri received vintage share awards in                 , which vest in five equal annual installments beginning on June 30th of the year of grant. Upon the commencement of her employment, Ms. Vazquez-Ubarri entered into an offer letter with TPG Global that is materially consistent with our form of offer letter to U.S. employees. For a description of our form offer letter to U.S. employees, see “—Summary of NEO Employment Agreements and Separation Arrangements—Other NEO Offer Letters.”

Following this offering, Ms. Vazquez-Ubarri will serve on our board of directors and will serve as a member of our Executive Committee.

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PRINCIPAL STOCKHOLDERS

The following table shows information as of                , 2021 regarding the beneficial ownership of our Class A common stock and Class B common stock by:

•	each person or group who is known by us to own beneficially more than 5% of our Class A common stock or our Class B common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

This beneficial ownership information is presented after giving effect to the Reorganization and the issuance of                  shares of Class A common stock in this offering, assuming no exercise of the underwriters’ option to purchase additional shares. See “Prospectus Summary—The Offering.”

The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned and assumes no exchange of Common Units or nonvoting stock for Class A common stock. As described in “Organizational Structure” and “Certain Relationships and Related Party Transactions—Proposed Transactions—Exchange Agreement,” each holder of Common Units will be entitled to have their Common Units exchanged for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). In connection with this offering, we will issue to each holder of Common Units one share of Class B common stock for each Common Unit it beneficially owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Common Units each holder of Common Units will beneficially own immediately after this offering. See “Organizational Structure.”

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock and our Class B common stock shown as beneficially owned by them. Shares of our nonvoting Class A common stock are not presented in the following table because they are not voting securities and because they are not convertible to Class A common stock until such time as they are transferred to a third party as and when permitted by the Investor Rights Agreement.

Shares of Class A common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them.

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Unless otherwise indicated, the address for each holder listed below is 301 Commerce Street, Fort Worth, Texas.

	Before the Offering				After the Offering if the Underwriters’ Option is Not Exercised(1)
	Class A Common Stock	Class B Common Stock	Total Voting Power	Total Economic Interest in TPG	Class A Common Stock		Class B Common Stock		Total Voting Power	Total Economic Interest in TPG
Name and address of beneficial owner	Number	Number	%	%	Number	%	Number	%	%	%
Named executive officers and directors:
David Bonderman
James G. Coulter
Jon Winkelried
Jack Weingart
Todd Sisitsky
Anilu Vazquez-Ubarri
All directors and executive officers as a group ( persons)
5% stockholders:

*	Represents less than 1%.
(1)	If the underwriters’ option is exercised in full, the common stock owned after this offering will be as follows:

After the Offering if the Underwriters’ Option is Exercised in Full
	Class A Common Stock		Class B Common Stock		Total Voting Power	Total Economic Interest in TPG
Name and address of beneficial owner	Number	%	Number	%	%	%
Named executive officers and directors:
David Bonderman
James G. Coulter
Jon Winkelried
Jack Weingart
Todd Sisitsky
Anilu Vazquez-Ubarri
All directors and executive officers as a group ( persons)
5% stockholders:

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of 5% or more of our voting securities.

Proposed Transactions

TPG Partners, Inc. has had no assets or business operations since its formation, and we have not engaged in any transactions with our current directors, director nominees, executive officers or sole security holder prior to the Reorganization and this offering. In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities who will become holders of 5% or more of our voting securities upon the consummation of the Reorganization and this offering. These transactions are described in “Organizational Structure.”

In particular, in connection with the offering we will enter into the Reorganization Agreement, RemainCo Performance Earnings Agreement (as defined herein), Tax Receivable Agreement, TPG Operating Group Limited Partnership Agreements, Exchange Agreement, Investor Rights Agreement and RemainCo Administrative Services Agreement (as defined herein). In addition, we will acquire from the Pre-IPO Investors certain Common Units using a portion of the proceeds of this offering, and in the case of the Pre-IPO Investors that elect to exchange their Common Units, Common Units in exchange for Class A common stock (or nonvoting Class A common stock). We will also issue Class B common stock to certain continuing partners of the TPG Operating Group, and from time to time after this offering, effect the transactions contemplated by the Exchange Agreement.

In addition, in connection with the Reorganization, TPG Partner Holdings will be recapitalized, such that the partners of TPG Partner Holdings will surrender their interests in TPG Partner Holdings and be issued TPG Partner Units and RemainCo Units, consistent with their economic entitlements, as determined by the general partner of TPG Partner Holdings. Returns on the TPG Partner Units will be based on the performance of the TPG Operating Group, and returns on the RemainCo Units will be based on the performance of RemainCo. The TPG Partner Units and RemainCo Units received in exchange for existing shares of TPG Partner Holdings will not be subject to new vesting requirements. The additional TPG Partner Units are intended to align the interests of our personnel (including our NEOs) with the interests of the unitholders of the TPG Operating Group (including, indirectly, the stockholders of the Company) and with the overall success of the TPG Operating Group. Additional TPG Partner Units generally vest in six annual installments beginning on the first anniversary of this offering.

The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part.

Reorganization Agreement and Certain Related Agreements

In connection with this offering, we will enter into a reorganization agreement (the “Reorganization Agreement”) and certain related agreements pursuant to which (among other things) (i) the TPG Operating Group (and various entities through which its direct or indirect partner hold their interest) will be restructured and recapitalized, (ii) the assets of the TPG Operating Group will be divided between RemainCo and the TPG Operating Group and RemainCo will agree to indemnify and hold us and the TPG Operating Group harmless for liabilities incurred by us or the TPG Operating Group on behalf of RemainCo or relating to any Excluded Assets, (iii) certain assets will be contributed to the TPG Operating Group, (iv) certain assets will be contributed to us in

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

exchange for Class A common stock and (v) the TPG Operating Group will indemnify certain person for certain losses arising from the Reorganization.

RemainCo Performance Earnings Agreement

Pursuant to the TPG Operating Group’s agreement with RemainCo (the “RemainCo Performance Earnings Agreement”), RemainCo will be entitled to performance allocations from TPG Funds (as defined below). For certain existing TPG Funds that are advanced in their life cycles, which we refer to as the “Excluded Funds,” RemainCo will generally be entitled to all performance allocations not previously designated for our people or unaffiliated third parties, such that RemainCo will have a fixed percentage entitlement to performance allocations from the Excluded Funds, and the TPG Operating Group will not be entitled to further performance allocations from the Excluded Funds. For TPG Funds of more recent vintage and for future TPG Funds, which we collectively refer to as the “Included Funds,” RemainCo will be entitled to a base performance allocation entitlement generally ranging from 10% to 15% (subject to limited exceptions) depending upon the Included Fund (the “RemainCo Base Entitlement”).

With respect to any TPG Fund that holds a first closing involving non-affiliated investors (a “First Closing”) on or after the fifth anniversary of this offering, RemainCo’s Base Entitlement will step down ratably for each annual period following the fifth anniversary of this offering through the fifteenth anniversary. RemainCo will not be entitled to any performance allocation with respect to TPG Funds that have not held a First Closing on or prior to the fifteenth anniversary of this offering. Once determined, RemainCo’s performance allocation percentage with respect to any TPG Fund will remain in effect for the life of the applicable fund.

RemainCo will be obligated to fund its pro rata share of clawback obligations with respect to any TPG Funds either directly or through indemnity or similar obligations to the TPG Operating Group. The limited partners of RemainCo will not be directly liable for any such clawback obligations of RemainCo.

Further, in the calendar years 2022, 2023 and 2024, we can increase the performance allocations available under our new discretionary performance allocation program by up to $40 million per year (which we refer to as “Performance Allocation Increases”) of amounts that would otherwise be distributable to RemainCo if the amount otherwise available under the new discretionary performance allocation program is less than $110 million, $120 million and $130 million in calendar years 2022, 2023 and 2024, respectively. To the extent foregoing amounts are insufficient to satisfy the Performance Allocation Increase for such year, RemainCo will loan the shortfall to one or more or TPG Partner Vehicles (with an obligation by such entities to repay the loan out of future performance allocations). Such Performance Allocation Increases, if any, will be determined by the CEO not to exceed such shortfall plus $10 million, subject to an annual cap of $40 million.

As used above in this section, a “TPG Fund” is any fund, SMA or other vehicle that pays Performance Earnings (whether formed before or after this offering), other than any such fund, SMA or other vehicle (and any successors) that had a First Closing as a result of post-offering, inorganic acquisition of any business, fund or platform by the TPG Operating Group.

RemainCo Administrative Services Agreement

The TPG Operating Group will enter into an administrative services agreement (the “RemainCo Administrative Services Agreement”) with RemainCo whereby we will provide RemainCo with certain administrative services, including maintaining RemainCo’s books and records, tax and financial reporting and similar support. In exchange for these services, RemainCo will pay the TPG Operating Group an annual administration fee in the amount of 1% per annum of the net asset value of RemainCo’s assets, with such amount payable quarterly in arrears.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Tax Receivable Agreement

In connection with the Reorganization, we and one or more of our wholly-owned subsidiaries will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with certain of our pre-IPO owners that provides for the payment by us (or our subsidiary) to such pre-IPO owners of 85% of the benefits, if any, that we actually realize, or we are deemed to realize (calculated using certain assumptions) as a result of the Covered Tax Benefits. Subsequent sales or exchanges of Common Units are expected to result in increases in the Covered Tax Benefits. The Covered Tax Benefits available to us and, therefore, may reduce the amount of U.S. federal, state and local tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Our Covered Tax Benefits may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Actual tax benefits realized by us may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the Tax Receivable Agreement is our obligation and not an obligation of the TPG Operating Group. We expect to benefit from the remaining 15% of cash tax benefits, if any, that we realize from such tax benefits. For purposes of the Tax Receivable Agreement, the cash tax benefits will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no Covered Tax Benefits. The actual and hypothetical tax liabilities determined in the Tax Receivable Agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions).

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement early, certain changes of control occur (as described in more detail below) or we breach any of our material obligations under the Tax Receivable Agreement, in which case all obligations generally will be accelerated and due as if we had exercised our right to terminate the Tax Receivable Agreement. The payment to be made upon an early termination of the Tax Receivable Agreement will generally equal the present value of payments to be made under the Tax Receivable Agreement using certain assumptions. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in our Covered Tax Benefits upon the purchase or exchange of Common Units for shares of Class A common stock, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

•

the timing of purchases or exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of the TPG Operating Group at the time of each purchase or exchange;

•

the price of shares of our Class A common stock at the time of the purchase or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of the TPG Operating Group, is directly proportional to the price of shares of our Class A common stock at the time of the purchase or exchange;

•

the extent to which such purchases or exchanges do not result in a basis adjustment—if a purchase or an exchange does not result in an adjustment to the existing basis, increased deductions will not be available;

•

changes in tax rates—payments under the Tax Receivable Agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period, so changes in tax rates will impact the magnitude of cash tax benefits covered by the Tax Receivable Agreement and the amount of payments under the Tax Receivable Agreement; and

•	the amount and timing of our income—we (or our subsidiary) are obligated to pay 85% of the cash tax benefits under the Tax Receivable Agreement as and when realized. If we do not have taxable income,

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

we are not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for a taxable year in which we do not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the Tax Receivable Agreement.

We expect that as a result of the size of the Covered Tax Benefits, the payments that we may make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or if distributions to us by the TPG Operating Group are not sufficient to permit us to make payments under the Tax Receivable Agreement after it has paid taxes and other expenses. Late payments under the Tax Receivable Agreement generally will accrue interest at an uncapped rate equal to one year LIBOR (or its successor rate) plus                basis points. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the pre-IPO owners.

In addition, we may elect to terminate the Tax Receivable Agreement early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all Common Units. In determining such anticipated future cash tax benefits, the Tax Receivable Agreement includes several assumptions. In addition, the present value of such anticipated future cash tax benefits are discounted at a rate equal to the lesser of (i)    % per annum and (ii) one year LIBOR (or its successor rate) plus                basis points. Furthermore, in the event of certain changes of control, if we breach any of its material obligations under the Tax Receivable Agreement and in certain events of bankruptcy or liquidation, our obligations would be automatically accelerated and be immediately due and payable, and we would be required to make an immediate payment equal to the present value of the anticipated future cash tax benefit with respect to all Common Units, calculated based on the valuation assumptions described above. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual cash tax benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement or that are prior to the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. Changes in law or changes in tax rates following the date of acceleration may also result in payments being made in excess of the future tax benefits, if any.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement if our allocable share of the Covered Tax Benefits is successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of our cash tax benefits.

The TPG Operating Group Limited Partnership Agreements

Following the offering transactions, our wholly-owned subsidiaries will hold Common Units and will be the general partners of each TPG Operating Group partnership. Accordingly, we will indirectly control all of the

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

business and affairs of the TPG Operating Group, and will consolidate the financial results of the TPG Operating Group and, through the TPG Operating Group and its operating entity subsidiaries, conduct our business.

Pursuant to the TPG Operating Group Limited Partnership Agreements, the general partner of each TPG Operating Group partnership will generally have the right to determine when distributions will be made to holders of TPG Operating Group units and the amount of any such distributions, except that the TPG Operating Group will be required to make tax distributions. If a distribution is authorized, such distribution will (except as noted below) be made to the holders of Common Units pro rata based on the number of Common Units held by each partner of the TPG Operating Group partnerships.

The holders of Common Units, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of the TPG Operating Group. The TPG Operating Group Limited Partnership Agreements generally require that pro rata cash distributions be made to holders of Common Units, including us, at certain assumed tax rates, which we refer to as “tax distributions.”

The TPG Operating Group will issue Promote Units to certain partners of the TPG Operating Group that are owned (directly or indirectly) by individual service partners. The Promote Units will generally be entitled to receive a portion of the performance allocations received by the TPG Operating Group.

The TPG Operating Group Limited Partnership Agreements will also provide that substantially all expenses incurred by or attributable to us (such as expenses incurred in connection with this offering), but not including obligations incurred under the Tax Receivable Agreement, our income tax expenses, and payments on indebtedness incurred by us, will be borne by the TPG Operating Group. We will reimburse certain of these expenses on the terms set forth in these partnership agreements. The TPG Operating Group Limited Partnership Agreements will also contain restrictions on transferability.

Investor Rights Agreement

Concurrently with this offering and the Reorganization, we, the TPG Operating Group partnerships, the TPG Partner Vehicles and the Pre-IPO Investors will enter into an investor rights agreement (the “Investor Rights Agreement”) with respect to all Class A common stock, nonvoting Class A common stock, Class B common stock and Common Units held by the TPG Partner Vehicles and Pre-IPO Investors.

Pursuant to the Investor Rights Agreement, the TPG Partner Vehicles will be restricted from selling or exchanging (and will agree to restrict partners in the TPG Partner Vehicles from selling or exchanging) any Class A common stock, Class B common stock or Common Units, as applicable, prior to the two year anniversary of this offering. Between the second and third year anniversary of this offering, the TPG Partner Vehicles may, and may permit its partners to, sell or exchange up to 33.33% of their Class A common stock, Class B common stock or Common Units, as applicable; between the third and fourth year anniversary of this offering, the TPG Partner Vehicles may, and may permit its partners to, sell or exchange up to 33.33% of their original holdings of Class A common stock, Class B common stock or Common Units, as applicable; between the fourth and fifth year anniversary of this offering, the TPG Partner Vehicles may, and may permit its partners to, sell or exchange up to 33.33% of their original holdings of Class A common stock, Class B common stock or Common Units, as applicable and following the fifth anniversary of this offering, the TPG Partner Vehicles may, and may permit its partners to, sell or exchange up to 100% of their Class A common stock, Class B common stock or Common Units, as applicable. The foregoing restrictions are subject to customary exceptions for transfers to related parties and charitable organizations. In addition, we may waive the foregoing restrictions under certain circumstances as contemplated in the Investor Rights Agreement. The Pre-IPO Investors will also be subject to certain restrictions on selling or exchanging their Class A common stock, Class B common stock or Common Units, as applicable, as set forth in the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, we will agree, to register the resale of our common stock under certain circumstances.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Exchange Agreement

We, one or more of our wholly-owned subsidiaries, the TPG Operating Group partnerships and the holders of outstanding Common Units will enter into an exchange agreement (the “Exchange Agreement”) in connection with this offering under which the holders of Common Units will have the right to have their Common Units redeemed by the issuing TPG Operating Group partnerships once each quarter in exchange for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). Additionally, in the event of a redemption request by a holder of Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. We may impose additional restrictions on exchanges that we determine to be necessary or advisable, including to avoid market disruption or so that none of the TPG Operating Group partnerships are treated as a “publicly traded partnership” for U.S. federal income tax purposes.

Indemnification Agreements

Our amended and restated bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. In addition, our amended and restated certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Employment Agreements

We previously entered into an employment agreement with our CEO and, in connection with this offering, we will enter into employment agreements with our CEO and our Executive Chairman. We also generally provide our new hires with a standard form offer letter upon hire. In connection with this offering, we intend to adopt a Senior Leadership Separation Policy pursuant to which our senior leaders (including our NEOs) may be entitled to severance benefits upon certain termination scenarios. See “Executive and Director Compensation—Summary of NEO Employment Agreements and Separation Arrangements” for descriptions of these employment arrangements with our named NEOs.

Family Office Services

The family offices of our Founders and Jonathan Coslet, a senior TPG partner, are managed by Tarrant Management, LLC (“TM Management”). In 2008, we entered into a services agreement (as amended from time to time, the “Services Agreement”) with TM Management pursuant to which TM Management provides certain business and information services to TPG, including collecting and maintaining information regarding our Founders and Mr. Coslet as may be required by TPG to comply with the regulations and reporting requirements of various regulatory and licensing bodies. Pursuant to the Services Agreement, we paid $900,000 to TM Management in each of 2018, 2019 and 2020. We are terminating the Services Agreement prior to this offering.

In addition, TM Management has historically reimbursed us for use of office space that we rent on behalf of TM Management. We have also historically performed certain administrative and similar functions on behalf of TM Management for which TM Management has reimbursed us. The aggregate amount of such reimbursements

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

by TM Management to us has been approximately $1.5 million per year since 2018. For information about perquisites provided to our NEOs, see “Executive and Director Compensation—Elements of Compensation—Benefits and Perquisites.”

Side-By-Side and Other Investment Transactions

Our partners and certain investment professionals are permitted to invest their own capital in employee funds that invest side-by-side with our funds (“side-by-side investments”). Side-by-side investments are investments in portfolio companies or other assets on the same terms and conditions as those acquired by the applicable fund, except that these side-by-side investments are not subject to management fees or performance allocations. These investment opportunities are available to our partners and our investment professionals whom we have determined to have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws. During the years ended December 31, 2020, 2019 and 2018             ,                 ,                and                (and related personal or family investment and estate planning vehicles) received $            , $                , $                and $                million in 2020, $                , $                , $                 and $                 million in 2019 and $                , $                , $                 and $                 million in 2018, respectively, relating to their personal investments (and the investments of such trusts) in TPG-managed investment funds.

Related Person Transactions Policy

Upon the consummation of this offering, our board of directors will adopt a written policy regarding the review, approval, ratification or disapproval by our Conflicts Committee of transactions between us or any of our subsidiaries and any related person (to be defined in the policy to include our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock and any immediate family member of any of the foregoing persons) in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $120,000 and in which one or more of such related persons has a direct or indirect material interest. In approving or rejecting any such transaction, we expect that our Conflicts Committee will consider the relevant facts and circumstances available and deemed relevant to the Conflicts Committee. Any member of the Conflicts Committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval, ratification or disapproval of the transaction.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Unsecured Term Loan

In                , TPG Holdings, L.P. (as borrower), TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings II Sub, L.P., TPG Holdings III, L.P., TPG Holdings I-A, LLC, TPG Holdings II-A, LLC and TPG Holdings III-A, L.P. (as guarantors) entered into a credit agreement (the “Senior Unsecured Term Loan Agreement”) with a syndicate of banks for an unsecured term loan in a principal amount of $250.0 million (the “Senior Unsecured Term Loan “), which has an interest rate of LIBOR plus 2.25% and matures in                 . Each of the guarantors is a consolidated subsidiary of the Company.

The Senior Unsecured Term Loan accrues interest, at the option of the borrower, either (a) at a base rate plus an applicable margin based on the credit rating of the borrower not to exceed    %, or (b) at LIBOR plus an applicable margin based on the credit rating of the borrower not to exceed    % (    % at                , 2021).

Senior Unsecured Revolving Credit Facility

In November 2020, TPG Holdings, L.P. (as borrower), TPG Holdings I, L.P., TPG Holdings II, L.P., TPG Holdings II Sub, L.P., TPG Holdings III, L.P., TPG Holdings I-A, LLC, TPG Holdings II-A, LLC and TPG Holdings III-A, L.P. (as guarantors) entered into a third amended and restated credit agreement (the “Senior Unsecured Revolving Credit Agreement”) with a syndicate of banks for an unsecured revolving credit facility in an aggregate principal amount of $300.0 million (the “Senior Unsecured Revolving Credit Facility”), which matures in November 2025. The Senior Unsecured Revolving Credit Facility may be increased by $200.0 million pursuant to the exercise of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. Each of the guarantors is a consolidated subsidiary of the Company.

Loans outstanding under the Senior Unsecured Revolving Credit Facility accrue interest, at the option of the borrower, either (a) at a base rate plus an applicable margin based on the credit rating of the borrower not to exceed 0.75%, or (b) at LIBOR plus an applicable margin based on the credit rating of the borrower not to exceed 1.75% (    % at                , 2021). The borrower may borrow, repay and reborrow loans under the Senior Unsecured Revolving Credit Facility in whole or in part, without penalty or premium, subject to certain minimum amounts and increments. The Senior Unsecured Revolving Credit Agreement contains customary covenants that, among other things, limit the ability of the borrower, guarantors and their respective subsidiaries (excluding, among other entities, the investment fund vehicles and related entities) to incur additional debt, create liens, merge, consolidate or sell all or any substantial part of the consolidated assets, make certain loans and advances and pay certain dividends. In addition, the Senior Unsecured Revolving Credit Agreement requires compliance with the following financial covenants: (i) minimum AUM (as defined in the Senior Unsecured Revolving Credit Agreement) at the end of any fiscal quarter or certain other times must be at least the sum of $31.6 billion plus the cumulative aggregate Incremental AUM Amount (as defined in the Senior Unsecured Revolving Credit Agreement) attributable to certain acquisitions consummated after November 12, 2020 and (ii) the total debt to leverage ratio on the last day of any fiscal quarter must not exceed 4.0 to 1.0.

Failure to comply with any of the covenants without cure or waiver would constitute an event of default under the Senior Unsecured Revolving Credit Agreement. An event of default resulting from a breach of a covenant may result in an acceleration of the principal and interest outstanding, and a termination of the Senior Unsecured Revolving Credit Facility. The Senior Unsecured Revolving Credit Agreement also contains other customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

At                , approximately $            million was outstanding under the Senior Unsecured Revolving Credit Facility.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

As of quarter end prior to the date of this offering, the borrower and guarantors thereunder were in compliance with the terms of the Senior Unsecured Revolving Credit Agreement.

Subordinated Credit Facility

In August 2014, TPG Capital BD, our indirect, wholly-owned subsidiary, entered into two $15.0 million subordinated revolving credit facilities (collectively, the “Subordinated Credit Facility”), for a total commitment of $30.0 million. The Subordinated Credit Facility is guaranteed by TPG Holdings, L.P., TPG Holdings I, L.P., TPG Holdings I-A, LLC, TPG Holdings II Sub, L.P., TPG Holdings II, L.P., TPG Holdings II-A, LLC, TPG Holdings III, L.P., TPG Holdings III-A, L.P. The borrower and most of the guarantors are our consolidated subsidiaries.

In August 2021, the Subordinated Credit Facility was amended to extend the revolving period from August 2021 to August 2022, during which the borrower, subject to certain conditions, may make borrowings under the Subordinated Credit Facility, and extend the maturity date of the Subordinated Credit Facility from August 2022 to August 2023. The amendments to the Subordinated Credit Facility were subsequently approved by FINRA and became effective as of August 10, 2021. The interest rate for borrowings under the Subordinated Credit Facility is calculated, at the option of the borrower, at either a base rate plus 1.25% or the LIBOR rate plus 2.25%. The borrower may borrow, repay (with FINRA approval and subject to customary net capital tests described in the Subordinated Credit Facility) and reborrow loans under the Subordinated Credit Facility in whole or in part, without penalty or premium, subject to certain minimum amounts and increments. The obligations of TPG Capital BD under the Subordinated Credit Facility are subordinate in right of payment and subject to the prior payment of all claims of all other present and future creditors of TPG Capital BD whose claims are not similarly subordinated. Each guarantor of the Subordinated Credit Facility guarantees as primary obligor the payment and performance of the obligations under the Subordinated Credit Facility.

The Subordinated Credit Facility contains customary covenants that, among other things, limit the ability of the guarantors to incur additional debt, create liens, merge, consolidate or sell all or any substantial part of the consolidated assets, make certain loans and advances and pay certain dividends. In addition, the Subordinated Credit Facility requires compliance with the following financial covenants: (i) minimum AUM (as defined in the Senior Unsecured Revolving Credit Facility) at the end of any fiscal quarter or certain other times must be at least the sum of $31.6 billion plus the cumulative aggregate Incremental AUM Amount (as defined in the Senior Unsecured Revolving Credit Facility) attributable to certain acquisitions consummated after November 12, 2020 and (ii) the total debt to leverage ratio on the last day of any fiscal quarter must not exceed 4.0 to 1.0.

The obligation of TPG Capital BD to pay the principal amount on the scheduled maturity date or any accelerated maturity will be suspended in the event of certain circumstances customary for subordinated facilities of this type. The Subordinated Credit Facility contains events of acceleration customary for facilities of this type, including nonpayment of principal, interest or fees when due, material inaccuracy of representations and warranties and breach of specified covenants. Upon the occurrence of such events, the lender may accelerate the maturity of the payment obligation under the Subordinated Credit Facility, provided that it notifies FINRA and such acceleration is not less than six months after such notice. The Subordinated Credit Facility also contains events of default customary for facilities of this type, including revocation by the SEC of the registration of TPG Capital BD and events of bankruptcy and insolvency. Such events of default may result in an earlier acceleration of the principal and interest outstanding as well as the liquidation of TPG Capital BD.

Upon the occurrence of certain trigger events under the Subordinated Credit Facility, TPG Holdings, L.P. is required to cash collateralize any outstanding obligations. The occurrence of nonpayment by TPG Capital BD of principal, interest, fees or other amounts when due, any other event of default or acceleration event under the Subordinated Credit Facility, an event of default under the Senior Unsecured Revolving Credit Facility or an event of default resulting from a breach of a covenant as well as other customary events may result in the withdrawal of such collateral in repayment of outstanding obligations and the exercise of other customary remedies.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

At                , approximately $            million was outstanding under the Subordinated Credit Facility.

As of quarter end prior to the date of this offering, the borrower and guarantors thereunder were in compliance with the terms of the Subordinated Credit Facility.

Securitization Notes

In 2018 and 2019, indirect, wholly-owned special purpose subsidiaries of TPG Operating Group I, L.P., TPG Operating Group II, L.P. and TPG Operating Group III, L.P. (such special purpose subsidiaries are collectively referred to as the “Securitization Issuers”) issued $250 million in aggregate principal amount of secured notes to Pre-IPO Investors in private placements, consisting of $200 million of Series A Senior Notes issued in May 2018 (the “Series A Securitization Notes”) and $50 million of Series B Senior Notes issued in October 2019 (the “Series B Securitization Notes” and, together with the Series A Securitization Notes, the “Securitization Notes”). Each of the wholly-owned special purpose subsidiaries is a consolidated subsidiary of the Company.

The Series A Securitization Notes have a fixed interest rate of 5.33% and mature on June 20, 2038. The Series B Securitization Notes have a fixed interest rate of 4.75% and mature on June 20, 2038. Interest on the Securitization Notes is due semiannually. The Securitization Notes are secured by a portfolio of participation interests owned by the Securitization Issuers in co-investments made by our affiliates in certain TPG-managed investment funds (the “securitized co-investments”). Such securitized co-investments include certain existing TPG-managed investment funds and their successor funds, and may be expanded to other TPG-managed investment funds or other vehicles pursuant to the terms of the indenture governing the Securitization Notes (the “indenture”). The Securitization Notes are limited recourse obligations of the Securitization Issuers entitled to receive payments only from their participation interests in the Securitized Co-Investments and other collateral securing the Securitization Notes (collectively, the “securitization collateral”), and are not guaranteed by the Company or any other TPG affiliate.

Under the terms of the indenture, cash proceeds from the securitization collateral is applied in accordance with a priority of payments provision. Available proceeds in excess of amounts required to make payment of and reserves for fees and interest on the Securitization Notes may be required to be applied to amortize or reserve for payment of the principal amount of the Securitization Notes in whole or in part, depending on whether certain debt service coverage or asset coverage ratios are satisfied by the Securitization Issuers. Excess proceeds not required make payment or prepayment of or reserves in relation to the interest and principal of the Securitization Notes are applied to purchase at a predetermined price additional participation interests in securitized co-investments. Each of TPG Holdings I, L.P, TPG Holdings II, L.P and TPG Holdings III, L.P., each a direct or indirect wholly-owned subsidiary of TPG Operating Group I, L.P., TPG Operating Group II, L.P. and TPG Operating Group III, L.P., respectively, has entered into a letter agreement undertaking to make available to the parent companies of the Securitization Issuers additional co-investments to be sold as participation interests to the Securitization Issuers their purchase from time to time in the manner contemplated by the Indenture and related documents.

The Securitization Issuers may redeem some or all of the Securitization Notes at any time, or from time to time, at a redemption price equal to the 100% of the principal amount of the Securitization Notes to be redeemed plus any accrued and unpaid interest on such Securitization Notes. If the Securitization Issuers prepay the Securitization Notes on or before May 9, 2023 (the “Securitization Make-Whole Date”) they must pay, in addition to outstanding principal and accrued interest on the redeemed Securitization Notes, a “make-whole” amount equal to excess of the discounted value (based on the applicable rate on U.S. Treasury securities plus 0.50%) of the remaining scheduled payments on the Securitization Notes prior to the Securitization Make-Whole Date over the principal of the Securitization Notes to be redeemed. No Securitization Notes have been redeemed or subject to early amortization to date.

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

The indenture sets out events of default in respect of the Securitization Notes which are customary for similar privately placed instruments, including payment defaults, the failure of the Securitization Issuers to maintain a specified minimum debt service coverage ratio, failure of a TPG affiliate to continue to act as servicer for the Securitization Issuers without appropriate replacement, failure of TPG Holdings I, L.P, TPG Holdings II, L.P or TPG Holdings III, L.P. to continue to control the Securitization Issuers, and failure of TPG Holdings I, L.P, TPG Holdings II, L.P or TPG Holdings III, L.P. to comply with the requirements of the letter agreement described above.

At                , approximately $             million of aggregate principal amount of the Securitization Notes was outstanding.

As of quarter end prior to the date of the offering, the Securitization Issuers were in compliance with the terms of the indenture governing the Securitization Notes.

Guarantees of GP Services Credit Facility

In June 2019, TPG GP Services, L.P. entered into a $60.0 million revolving credit facility (the “GP Services Credit Facility”) with a financial institution. The GP Services Credit Facility is guaranteed by the following consolidated subsidiaries: TPG Holdings I, L.P., TPG Holdings I-A, LLC, TPG Holdings II Sub, L.P., TPG Holdings II, L.P., TPG Holdings II-A, LLC, TPG Holdings III, L.P., TPG Holdings III-A, L.P. and certain of our other wholly-owned subsidiaries.

The maturity date of the GP Services Credit Facility is June 2026, and the interest rate for borrowings under this credit facility is calculated at LIBOR plus 1.75%. The borrower may borrow, repay and reborrow loans under the GP Services Credit Facility in whole or in part, without penalty or premium, subject to certain minimum amounts and increments.

The GP Services Credit Facility contains customary covenants that, among other things, limit the ability of the borrower to incur additional debt, make dispositions, make changes in business, management and control, merge or consolidate, create a lien on the assets of the borrower (subject to customary exceptions) and transact with affiliates, and limit the ability of certain of our wholly-owned subsidiaries that are guarantors from incurring additional debt, subject to customary exceptions. In addition, the GP Services Credit Facility requires TPG Holdings II Sub, L.P. to (i) achieve minimum net consolidated management fees of no less than two times certain indebtedness and guaranties indicated therein, tested semi-annually and measured on a rolling four-quarter basis and (ii) maintain a total debt to leverage ratio on the last day of any fiscal quarter of less than 4.0 to 1.0.

Failure to comply with any of the covenants without cure or waiver would constitute an event of default under the GP Services Credit Facility. An event of default resulting from a breach of a covenant may result in an acceleration of the principal and interest outstanding, and a termination of the GP Services Credit Facility. The GP Services Credit Facility also contains other customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

At                , approximately $                million was outstanding under the GP Services Credit Facility.

As of quarter end prior to the date of the offering, the borrower and guarantors thereunder were in compliance with the terms of the GP Services Credit Facility.

Guarantees of Co-Invest Leverage Facility

In 2013, TPG Holdings II Sub, L.P. TPG Holdings I, L.P., TPG Holdings I-A, LLC, TPG Holdings II, L.P., TPG Holdings II-A, LLC, TPG Holdings III, L.P., TPG Holdings III-A, L.P. and certain of our other subsidiaries

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agreed to guarantee then existing and future secured recourse loans made to eligible employees and certain other participants (the “Co-Invest Leverage Facility”), the proceeds of which are used to fund co-investment commitments made by such employees and other participants to certain TPG-managed investment funds and other vehicles.

The Co-Invest Leverage Facility matures in December 2026 and allows for aggregate borrowings of up to $95 million. TPG Holdings II Sub, L.P. has the right to approve the commitment provided by lender to each borrower of the Co-Invest Leverage Facility. In case of certain customary events of default, TPG Holdings II Sub, L.P. could be required to buy a borrower’s loans and in that case would assume the lender’s rights with respect to such loans. Further, TPG Holding II Sub, L.P. has the right, at any time when loans are outstanding, to buy the loans of any borrower under the Co-Invest Leverage Facility and assume the lender’s rights with respect to such loans.

At                , approximately $                 million was outstanding under the Co-Invest Leverage Facility and payable by the relevant employee and other participant borrowers. As of                , 2021, no material funding under the guarantee has been required, and we consider the likelihood of any material funding under the guarantee to be remote.

As of quarter end prior to the date of the offering, the borrower and guarantors thereunder were in compliance with the terms of the Co-Invest Leverage Facility.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock as it will be in effect upon the consummation of this offering and the Reorganization. The following summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, the forms of which will be filed as exhibits to an amendment to the registration statement of which this prospectus forms a part, and by applicable law.

Upon consummation of this offering and the Reorganization, our authorized capital stock will consist of                shares of Class A common stock, par value $0.001 per share,                shares of nonvoting Class A common stock, par value $0.001 per share,                shares of Class B common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our Class A common stock and Class B common stock in uncertificated form.

Common Stock

Class A common stock

Voting. Generally holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have the ability to cumulate votes for the election of directors. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividends. Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and nonvoting Class A common stock will be entitled to receive pro rata our remaining assets available for distribution, subject to the limited rights of the Class B common stock as described below.

No Preemptive Rights. Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Class A Common Stock. We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law. We are obligated to issue Class A common stock or nonvoting Class A common stock (subject to the transfer and exchange restrictions set forth in the TPG Operating Group Limited Partnership Agreements and the Investor Rights Agreement) to holders who, upon our election, exchange their Common Units for shares of our Class A common stock on a one-for-one basis (unless we do not elect, in which case, such exchange will be satisfied for cash from a substantially concurrent public offering or private sale). Additionally, in the event of a redemption request by a holder of the Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. When a Common Unit is exchanged for a share of our Class A common stock, a corresponding share of our Class B common stock will automatically be redeemed for its par value.

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Nonvoting Class A common stock

Voting. Holders of shares of nonvoting Class A common stock have no voting rights in respect of such shares other than those voting rights required by law. Nonvoting Class A common stock will have the same rights and privileges as, and will rank equally and share ratably with, and be identical in all respects as Class A common stock, except with respect to voting.

Dividends. Holders of our nonvoting Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, including whenever dividends are declared on our Class A common stock, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock and nonvoting Class A common stock will be entitled to receive pro rata our remaining assets available for distribution, subject to the limited rights of the Class B common stock as described below.

No Preemptive Rights. Holders of our nonvoting Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Issuance of Additional Nonvoting Class A Common Stock. We may issue additional shares of nonvoting Class A common stock from time to time, subject to applicable provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law.

Conversion. The nonvoting Class A common stock will not be convertible to Class A common stock until such time as they are transferred to a third party as and when permitted by the Investor Rights Agreement.

Class B common stock

Voting. Holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders prior to the Sunset. See “Organizational Structure—Voting Rights of Class A Common Stock and Class B Common Stock.” After the Sunset, holders of our Class B common stock will be entitled to one vote for each share held of record on all matters submitted to stockholders for a vote. Stockholders do not have the ability to cumulate votes for the election of directors. Holders of our voting Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Dividends. Holders of the Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

Dissolution and Liquidation. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class B common stock will be entitled to receive out of our remaining assets available for distribution ratably in proportion to the shares of Class B common stock owned by such holder up to the aggregate par value of such shares. In connection with an exchange of a Common Unit for Class A common stock, the corresponding share of our Class B common stock will automatically be redeemed for its par value.

No Preemptive Rights. Holders of our Class B common stock do not have preemptive, subscription or conversion rights. The Class B common stock is subject to redemption upon an exchange of a Common Unit for a share of Class A common stock.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Issuance of Additional Class B Common Stock. After this offering and the Reorganization, no additional issuance of shares of Class B common stock will occur, except as set forth in “Organizational Structure” in the descriptions of the TPG Operating Group Limited Partnership Agreements and Investor Rights Agreement, or in connection with a stock split, stock dividend, reclassification or similar transaction.

Coordination with the TPG Operating Group

At any time we issue a share of our Class A common stock for cash, (i) the net proceeds received by us will be promptly transferred to the TPG Operating Group, and the TPG Operating Group partnerships will issue to us a Common Unit, or (ii) we will acquire a Common Unit from an existing holder. If at any time we issue a share of our Class A common stock pursuant to our equity plan or otherwise, we will contribute to the TPG Operating Group all of the proceeds that we receive (if any) and the TPG Operating Group partnerships will issue to us an equal number of its Common Units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If at any time we issue a share of our Class A common stock upon an exchange of a Common Unit, we will retain such Common Unit. In the event that we issue other classes or series of our equity securities, the TPG Operating Group partnerships will issue to us an equal amount of equity securities of the TPG Operating Group partnerships with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we retire any shares of our Class A common stock (or our equity securities of other classes or series) for cash, the TPG Operating Group will, immediately prior to such retirement, redeem an equal number of Common Units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are retired. In addition, Common Units, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. Lastly, holders of Common Units will be subject to certain restrictions on transfer as set forth in the Investor Rights Agreement and the limited partnership agreements for the TPG Operating Group partnerships.

Preferred Stock

Our board of directors will have the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, the right to elect directors, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, or the designation of the class or series, without the approval of our stockholders, subject to the consent of our Founders.

The authority of our board of directors to issue preferred stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Anti-Takeover Effects of Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are primarily designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit certain of our stockholders.

These provisions include:

Super Voting Stock. The Class A common stock and Class B common stock will vote together on all matters on which stockholders are entitled to vote, except as set forth in our amended and restated certificate of incorporation or required by applicable law. However, prior to the Sunset, the Class B common stock will be entitled to ten votes per share and the Class A common stock will generally be entitled to one vote per share. Consequently, the holders of our Class B common stock will generally control matters brought to stockholders for a vote, including the election of directors.

Board Structure. Our amended and restated certificate of incorporation and bylaws will provide for one class of directors each of whom will serve for one-year terms with annual elections, subject to the terms specified in the GP LLC limited liability company agreement. Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of one year and shall serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal, subject to the terms of the GP LLC limited liability company agreement, which provide that (i) each of our Founders and Mr. Winkelried will be re-elected by the Control Group at each annual meeting of stockholders until the Sunset, (ii) each of our management directors will be elected by the Control Group for at least two consecutive terms, and (iii) each of our independent directors will be eligible for re-election by the Control Group at each annual meeting of stockholders until the Sunset as described under “Management—Board Composition Following this Offering.” Prior to the Sunset, vacancies occurring on the board of directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, if any, shall be filled by the Control Group. Prior to the Sunset, the Control Group has the sole ability to elect the members of our board of directors as further described above under “Management—Board Composition Following this Offering.”

Action by Written Consent; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that prior to the Sunset, stockholders may act by written consent instead of a meeting for any action required or permitted to be taken by the stockholders at a duly called annual or special meeting of stockholders, subject to the rights of any holders of preferred stock. In addition, our amended and restated certificate of incorporation and bylaws will provide that special meetings of stockholders may be called only by the board of directors or any of the non-executive chairman, executive chairman or CEO.

Election and Removal of Directors. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not expressly provide for cumulative voting. Our directors may be removed with or without cause, but only upon the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, any certificate of designation pursuant to which a particular series of preferred stock is issued may provide holders of that series of preferred stock with the

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

right to elect additional directors. Pursuant to the GP LLC limited liability company agreement, the management directors cannot be removed without cause prior to the end of two consecutive one-year terms.

Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the                 .. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred Stock” and “—Authorized but Unissued Capital Stock” above.

Business Combinations with Interested Stockholders. In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

We intend to elect in our amended and restated certificate of incorporation that we are not subject to Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that the Control Group, their affiliates and their respective successors (other than the Company or any of our subsidiaries), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Advance Notice Provisions. Our amended and restated bylaws will require stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a proposal submitted under Rule 14a-8 under the Exchange Act, which must be submitted in accordance with such rule), to provide timely notice in writing. A stockholder’s notice to our corporate secretary must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to the board of directors.

Exclusive forum. Our amended and restated certificate of incorporation will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Our amended and restated certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Additionally, because the Securities Act provides for concurrent jurisdiction, our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

In addition, certain provisions of the Investor Rights Agreement could have the effect of deterring or facilitating a control transaction. See “Organizational Structure—Investor Rights Agreement.”

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. Prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware; or

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is                .

Listing

We have applied to list our Class A common stock on the                 under the symbol “TPG.”

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have                shares of our Class A common stock (or                 shares, if the underwriters exercise their option to purchase additional shares in full),                     shares of our nonvoting Class A common stock and                  shares of our Class B common stock. Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares of our Class A common stock, nonvoting Class A common stock and Class B common stock,                 shares will be deemed “restricted securities” under the Securities Act.

The Continuing Owners will have the right to have their Common Units redeemed by the issuing TPG Operating Group partnerships once each quarter in exchange for cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale) or, at our election, for shares of our Class A common stock on a one-for-one basis (or, in certain cases, for shares of nonvoting Class A common stock). Additionally, in the event of a redemption request by a holder of Common Units, we (or our subsidiary) may, at our election, effect a direct exchange of cash from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale), Class A common stock or nonvoting Class A common stock for Common Units in lieu of such a redemption. When a Common Unit is so exchanged, a corresponding share of our Class B common stock will automatically be redeemed for its par value. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Exchange Agreement.”

We will enter into an investor rights agreement with these holders that will require us to register under the Securities Act the resale of these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Investor Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and certain other stockholders will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Class A common stock under federal securities laws. See “Certain Relationships and Related Party Transactions—Proposed Transactions—Investor Rights Agreement.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Rule 144

The shares of our Class A common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our Class A common stock outstanding; or

•	the average weekly reported trading volume of our Class A common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                 shares of our Class A common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                shares of our Class A common stock to be issued or reserved for issuance under the Omnibus Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined herein) below under “—Additional Withholding Requirements.” However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding and additional withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

In a situation in the first bullet point or the third bullet point immediately above, a non-U.S. holder will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
TPG Capital BD, LLC

Total

The underwriters are committed to purchase all of the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                  for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including:

(i) the issuance of our common stock by us, or securities convertible into or exercisable or exchangeable for any share of our common stock, pursuant to the Reorganization or the Exchange Agreement, provided that the recipients of such common stock pursuant to this clause (B) agree to be bound in writing by an agreement of the same duration and terms as described herein;

(ii) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement;

(iii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) pursuant to our Omnibus Plan;

(iv) our filing of any registration statement on Form S-8 or a successor form thereto relating to securities granted or to be granted pursuant to our Omnibus Plan; and

(v) the issuance by us of Class B common stock and the issuance of Common Units to the extent required pursuant to the anti-dilution provisions of the TPG Operating Group Limited Partnership Agreements.

Our directors and executive officers, and substantially all of our Pre-IPO Investors (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                 , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions.

            , in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on the              under             the symbol “TPG.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the              , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Conflicts of Interest

TPG Capital BD is an indirect subsidiary of TPG Partners, LLC. FINRA Rule 5121 imposes certain requirements on a FINRA member participating in the public offering of securities of an issuer if there is a conflict of interest and/or if that issuer controls, is controlled by, or is under common control with, the FINRA member. As a result of the above, TPG Capital BD will be deemed to have “conflicts of interest” within the meaning of Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 regarding a FINRA member firm’s underwriting of securities of an affiliate. Neither TPG Capital BD nor any other affiliated agent of TPG Capital BD will sell any of our securities to any account over which it exercises discretionary authority unless it has received specific written approval from the account holder in accordance with Rule 5121. The appointment of a “qualified independent underwriter” is not necessary in connection with this offering as TPG Capital BD is not primarily responsible for managing the public offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the EEA (each a “Relevant Member State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the EU Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

a)	it is a qualified investor within the meaning of the EU Prospectus Regulation; and

b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the EU Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the EU Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the EU Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the EU Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in this offering.

Notice to Prospective Investors in the U.K.

No shares have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the shares which has been approved by the FCA in accordance with the

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

UK Prospectus Regulation (as defined below), except that it may make an offer to the public in the U.K. of any shares at any time under the following exemptions under the UK Prospectus Regulation:

a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation.

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the U.K., the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of U.K. law by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Ordinance”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law; or

d)	as specified in Section 276(7) of the SFA.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the Class A common stock offered hereby on behalf of us. Certain other matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Ropes & Gray LLP will act as counsel to the underwriters. Some of the Weil, Gotshal & Manges LLP’s attorneys own interests in certain TPG funds. An investment vehicle comprised of attorneys of Davis Polk & Wardwell LLP owns interest in certain TPG funds. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain TPG funds and sometimes a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than 1% of any TPG fund or portfolio company through which it is directly or indirectly invested in such capacity.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

EXPERTS

The financial statement of TPG Partners, LLC included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of TPG Group Holdings (SBS), L.P. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Report of Independent Registered Public Accounting Firm

To the managing member of TPG Partners, LLC.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of TPG Partners, LLC. (the “Company”) as of August 18, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 18, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Fort Worth, Texas

September 1, 2021

We have served as the Company’s auditor since 2021.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG PARTNERS, LLC

BALANCE SHEET

AUGUST 18, 2021

Assets
Cash and cash equivalents	$1,000

Total assets	$1,000

Member’s Interest
Common interest, no par value	$1,000

Total member’s interest	$1,000

See Notes to Financial Statement

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Notes to Financial Statement

1.	ORGANIZATION

TPG Holdings, LLC (the “Company” or “TPG”) was formed as a Delaware limited liability company on August 4, 2021. On August 18, 2021, the Company filed with the Secretary of State of the State of Delaware to amend the Certificate of Formation to change the name of the Company to TPG Partners, LLC. The Company consists of one class of limited liability company interest, all of which are held by the Company’s sole member, TPG GP A, LLC. The sole member’s liability is limited to its contributed capital. Under the terms of the limited liability company agreement, the Company shall have perpetual existence, unless the member votes for dissolution or dissolution is required by law.

The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of TPG Operating Group, which will be comprised of TPG Operating Group I, L.P., TPG Operating Group II, L.P., and TPG Operating Group III, L.P. and their respective consolidated subsidiaries as a publicly traded entity (collectively “TPG Operating Group”). TPG and other partners and principals currently operate their business through TPG Operating Group.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

3.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to various legal, regulatory and/or administrative proceedings. There are currently no such proceedings to which the Company is a party.

In the ordinary course of business, the Company may enter into contracts that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements cannot be determined as these indemnities relate to future claims that may be made against the Company, but which have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

4.	SUBSEQUENT EVENTS

No events have occurred subsequent to August 18, 2021 through September 1, 2021, which is the date the financial statement was available to be issued, that would require disclosure.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Report of Independent Registered Public Accounting Firm

To the Partners and the Executive Committee of TPG Group Holdings (SBS), L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of TPG Group Holdings (SBS), L.P. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in partners’ capital, and cash flows, for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 of the financial statements, effective January 1, 2019, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to those charged with governance and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Fair Value — Underlying Investments Without Readily Determinable Fair Values Used in the Calculation of Carried Interest — Refer to Notes 2 and 3 of the financial statements

Critical Audit Matter Description

The Company, as a general partner, is entitled to an allocation of income from certain TPG Funds (“TPG Funds”), assuming certain investment returns are achieved, referred to as “Carried Interest”. Carried Interest is accrued based on cumulative fund performance to date, and after specified investment returns to the TPG Funds’ limited partners are achieved. The fair value of the underlying investments held by the TPG Funds is a significant input into this calculation.

As the fair value of underlying investments varies between reporting periods, adjustments are made to amounts recorded as Carried Interest, which is recorded as revenues, to reflect either (a) positive performance resulting in an increase in the Carried Interest or (b) negative performance that would cause the amount due to the general partner to be less than the amount previously recognized as revenue, resulting in a negative adjustment to Carried Interest. In each case, carried interest is calculated on a cumulative basis and cumulative results are compared to amounts previously recorded, with a current period adjustment. Accrued but unpaid Carried Interest as of the reporting date is reflected in Investments in the consolidated statements of financial condition.

We considered the valuation of investments without readily determinable fair values used in the calculation of Carried Interest as a critical audit matter because of the valuation techniques, assumptions, and subjectivity of the unobservable inputs used in the valuation. Auditing the fair value of these investments required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modeling expertise.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation techniques, assumptions, and unobservable pricing inputs used by management to estimate the fair values of investments with unobservable inputs (“Level III”) included the following, among others:

•	We involved more senior, more experienced audit team members to perform audit procedures.

•	We tested the design and implementation of controls over the determination of the fair value of Level III Investments.

•

We utilized our fair value specialists to assist in the evaluation of management’s valuation methodologies and valuation assumptions including the unobservable pricing inputs used to estimate fair value. Our fair value specialist procedures included testing the underlying source information of the assumptions, as well as developing a range of independent estimates and comparing those to the inputs used by management.

•	We assessed the consistency by which management applied its valuation process by ensuring that multiple valuation techniques were utilized.

•	For certain investments, we evaluated management’s ability to accurately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts.

Fair Value — Valuation of Retained Interest in Equity Method Investee — Refer to Note 1 of the financial statements

Critical Audit Matter Description

In May 2020, the Company and Sixth Street (the “Former Affiliate”) completed a transaction to become independent, unaffiliated businesses. This transaction resulted in the deconsolidation of assets, liabilities and

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TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

partners’ capital of the Former Affiliate from the consolidated financial statements under the guidance in Accounting Standards Codification 810- Consolidation. Under the transaction agreement, the Company retained a minority economic interest in the Former Affiliate that it accounts for as an equity method investment. For recognition purposes, the Company measured the retained investment in the Former Affiliate to determine its fair value at the time of the transaction. Determining the fair value involved making significant estimates and assumptions. The Company used a combination of the income and market-based approaches to estimate fair value, which are based, respectively, on discounted estimated future cash flows from earnings and market valuation multiples of comparable businesses and transactions. As a result, the Company recorded a gain on deconsolidation of $401.7 million. Auditing the fair value of this retained investment required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modeling expertise.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the retained investment on deconsolidation of the Former Affiliate included the following, among others:

•	We involved more senior, more experienced audit team members to perform audit procedures.

•	We tested the design and implementation of controls over the determination of the fair value of the retained investment on the deconsolidation of the Former Affiliate.

•	We assessed the consistency by which management applied its valuation process by ensuring that multiple valuation techniques were utilized.

•

We utilized our internal fair value specialists to assist in assessing the appropriateness and application of the valuation approaches, methodologies and certain valuation assumptions used to value the retained investment in the Former Affiliate. Our fair value specialist procedures included testing the underlying source information of the valuation assumptions, as well as developing a range of independent estimates and comparing those to the inputs used by management. The primary valuation assumptions of focus included, but were not limited to, the discount rate, long-term growth rate, selection of guideline public companies, selection of valuation multiples, and expectations of market movement based on the change in the market capitalization of guideline public companies.

/s/ DELOITTE & TOUCHE LLP

Fort Worth, Texas

September 1, 2021

We have served as the Company’s auditor since 2015.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Consolidated Statements of Financial Condition

(in thousands, except share data)

	December 31,
	2020	2019
Assets
Cash and cash equivalents	$858,220	$620,092
Restricted cash (1)	13,135	13,637
Due from affiliates	108,552	324,434
Investments (includes assets pledged of $395,172 and $366,463 (1))	4,546,243	3,765,381
Right-of-use assets	179,600	203,181
Other assets	129,299	162,488
Assets of consolidated TPG Funds and Public SPACs (1):
Cash and cash equivalents	3,705	35,289
Investments held in Trust Accounts	800,011	—
Investments	243,361	247,843
Due from affiliates	1,033	905
Due from counterparty	110,482	134,033
Other assets	6,910	2,068

Total assets	$7,000,551	$5,509,351

Liabilities, Redeemable Equity and Partners’ Capital
Liabilities
Accounts payable and accrued expenses	$67,894	$70,598
Due to affiliates	463,385	503,043
Secured borrowings, net (1)	244,642	244,335
Revolving credit facility to affiliate	50,000	—
Operating lease liabilities	195,987	217,955
Other liabilities	67,730	102,802
Liabilities of consolidated TPG Funds and Public SPACs (1):
Accounts payable and accrued expenses	4,057	947
Securities sold, not yet purchased	79,798	104,660
Due to affiliates	2,561	4,096
Due to counterparty	12,021	4,311
Derivative liabilities of Public SPACs	263,269	—
Deferred underwriting	28,000	—
Other liabilities	494	710

Total liabilities	1,479,838	1,253,457

Commitments and contingencies (Note 16)
Redeemable equity from consolidated Public SPACs (1)	800,011	—

Partners’ capital
Partners’ capital controlling interests	2,460,868	2,017,973
Non-controlling interests in consolidated TPG Funds	204,548	216,223
Other non-controlling interests	2,055,286	2,021,698

Total partners’ capital	4,720,702	4,255,894

Total liabilities, redeemable equity and partners’ capital	$7,000,551	$5,509,351

(1)

The Company’s consolidated total assets and liabilities as of December 31, 2020 and 2019 include assets and liabilities of variable interest entities (“VIEs”). The assets can be used only to satisfy obligations of the VIEs, and the creditors of the VIEs have recourse only to these assets, and not to TPG Group Holdings (SBS), LP. These amounts include the assets and liabilities of consolidated TPG Funds and Public SPACs, restricted cash, assets pledged of securitization vehicles, secured borrowings of securitization vehicles, and redeemable equity of consolidated Public SPACs. See Note 10 to the Consolidated Financial Statements.

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Consolidated Statements of Operations

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Revenues
Fees and other	$883,366	$1,031,878	$847,055
Capital allocation-based income	1,231,472	955,977	556,827

Total revenues	2,114,838	1,987,855	1,403,882
Expenses
Compensation and benefits	522,715	585,254	481,832
General, administrative and other	260,748	347,400	337,100
Depreciation and amortization	7,137	8,741	11,211
Interest expense (includes affiliates of $1,998, $2,352 and $1,493)	18,993	15,532	9,318
Expenses of consolidated TPG Funds and Public SPACs:
Interest expense	722	2,265	2,105
Other	7,241	9,289	23,519

Total expenses	817,556	968,481	865,085
Investment income
Income from investments:
Net (losses) gains from investment activities	(5,839)	71,694	163,648
Gain on deconsolidation (see Note 1)	401,695	—	—
Interest, dividends and other (includes affiliates of $4,785, $9,469 and $5,276)	8,123	18,992	11,728
Investment income of consolidated TPG Funds and Public SPACs:
Net (losses) gains from investment activities	(18,691)	75,211	15,707
Unrealized losses on derivative liabilities of Public SPACs	(239,269)	(15,300)	(31,448)
Interest, dividends and other (includes affiliates of $1,031, $349 and $506)	5,410	16,161	20,647

Total investment income	151,429	166,758	180,282

Income before income taxes	1,448,711	1,186,132	719,079
Income tax expense	9,779	5,689	8,213

Net income	1,438,932	1,180,443	710,866
Less:
Net loss attributable to redeemable equity in Public SPACs	(195,906)	(9,684)	(27,387)
Net (loss) income attributable to non-controlling interests in consolidated TPG Funds	(12,380)	58,055	19,391
Net income attributable to other non-controlling interests	719,640	651,558	454,325

Net income attributable to controlling interests	$927,578	$480,514	$264,537

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Consolidated Statements of Changes in Partners’ Capital

(in thousands except share data)

	Controlling Interests	Non-Controlling Interests
	Partners’ Capital	Non-Controlling Interests in Consolidated TPG Funds	Other Non- Controlling Interests	Total Partners’ Capital
Balance at January 1, 2018	$1,826,022	$242,051	$1,880,710	$3,948,783
Net income	264,537	19,391	454,325	738,253
Capital contributions	7	20,900	34,788	55,695
Capital distributions	(291,027)	(85,915)	(567,640)	(944,582)
Sale of non-controlling interests in consolidated entities	(5,995)	—	(1,807)	(7,802)
Change in receivable from sale of non- controlling interests in consolidated entities	9,176	—	1,658	10,834
Deconsolidation of previously consolidated entities	30,597	—	84,433	115,030
Accretion/dilution adjustments	10,169	—	(10,169)	—
Change in redemption value of redeemable non-controlling interest	(12,029)	—	(26,267)	(38,296)

Balance at December 31, 2018	1,831,457	196,427	1,850,031	3,877,915
Net income	480,514	58,055	651,558	1,190,127
Capital contributions	120	54,008	1,806	55,934
Capital distributions	(320,178)	(39,239)	(508,459)	(867,876)
Change in receivable from sale of non- controlling interests in consolidated entities	9,145	—	1,688	10,833
Deconsolidation of previously consolidated entities	22,049	(53,028)	32,126	1,147
Change in redemption value of redeemable non-controlling interest	(5,134)	—	(7,052)	(12,186)

Balance at December 31, 2019	2,017,973	216,223	2,021,698	4,255,894
Net income (loss)	927,578	(12,380)	719,640	1,634,838
Capital contributions	7,824	13,271	7,884	28,979
Capital distributions	(403,849)	(12,566)	(365,064)	(781,479)
Change in receivable from sale of non- controlling interests in consolidated entities	9,145	—	1,688	10,833
Deconsolidation of previously consolidated entities	—	—	(163,744)	(163,744)
Change in redemption value of redeemable non-controlling interest	(97,803)	—	(166,816)	(264,619)

Balance at December 31, 2020	$2,460,868	$204,548	$2,055,286	$4,720,702

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Operating activities:
Net income	$1,438,932	$1,180,443	$710,866
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (gain) from investment activities	5,839	(71,694)	(163,648)
Gain on deconsolidation (see Note 1)	(401,695)	—	—
Capital allocation-based income	(1,231,472)	(955,977)	(556,827)
Depreciation and amortization expense	7,721	9,303	11,211
Non-cash lease expense	23,533	25,283	—
Embedded derivative change in unrealized value	(600)	(200)	(900)
Adjustments related to consolidated TPG Funds:
Realized gain on investments	(3,989)	(35,975)	(43,834)
Change in unrealized loss (gain) on investments	7,939	(40,229)	35,081
Realized loss (gain) on investment-related derivatives	3,217	(5,407)	3,921
Change in unrealized loss (gain) on investment-related derivatives	11,524	6,400	(10,875)
Change in unrealized loss on derivative liabilities of Public SPACs	239,269	15,300	31,448
Changes in operating assets and liabilities:
Purchases of investments	(84,148)	(77,948)	(139,014)
Proceeds from investments	754,912	530,241	921,878
Change in consolidation and other	(10,976)	—	—
Due from affiliates	12,333	32,883	16,522
Prepaid expenses	(1,825)	(1,779)	(8,140)
Operating lease liabilities	(21,035)	(23,832)	—
Other assets	2,012	4,766	(2,390)
Accounts payable and accrued expenses	42,124	(15,893)	21,602
Due to affiliates	3,885	(1,972)	(68,848)
Other liabilities	76,269	(796)	(21,194)
Changes related to consolidated TPG Funds and Public SPACs:
Purchases of investments	(327,005)	(287,195)	(483,582)
Proceeds from investments	297,696	393,170	491,466
Cash and cash equivalents	31,584	(78,179)	(81,327)
Investments held in Trust Accounts	(800,011)	263,192	(10,159)
Due from affiliates	(128)	(29)	(517)
Due from counterparty	13,184	(41,742)	108,511
Other assets	137	(1,425)	(14,599)
Accounts payable and accrued expenses	3,110	1,097	(1,725)
Due to affiliates	(63)	2,833	94,654
Due to counterparty	3,336	2,714	3,160
Other liabilities	(216)	765	32,168

Net cash provided by operating activities	95,393	828,118	874,909

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Consolidated Statements of Cash Flows  (Continued)

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Investing activities:
Repayments of notes receivable from affiliates	9,536	130,914	152,310
Advances on notes receivable from affiliates	(2,084)	(105,359)	(162,228)
Purchases of fixed assets	(8,327)	(8,151)	(4,583)
Purchases of collateralized loan obligations	—	—	(21,813)
Deconsolidation of previously consolidated vehicles (see Note 1)	(107,221)	—	—

Net cash (used in) provided by investing activities	(108,096)	17,404	(36,314)

Financing activities:
Borrowings on revolving credit facility to affiliate	150,000	—	—
Repayments of revolving credit facility to affiliate	(100,000)	—	—
Proceeds from subordinated credit facility	55,000	3,000	6,000
Repayments of subordinated credit facility	(55,000)	(3,000)	(6,000)
Proceeds from sale of non-controlling interests	10,833	10,833	10,833
Proceeds from notes issuance	—	50,000	200,000
Notes issuance costs	—	(1,122)	(4,967)
Proceeds from repurchasing agreement	—	—	21,813
Contributions from holders of other non-controlling interests	7,884	1,806	14,621
Distributions to holders of other non-controlling interests	(310,159)	(384,346)	(400,709)
Contributions from partners	7,824	120	7
Distributions to partners	(298,584)	(248,256)	(214,943)
Changes related to consolidated TPG Funds and Public SPACs:
Proceeds from SPAC IPOs	800,000	—	—
Payments of underwriting and offering costs	(16,702)	—	—
Redeemable equity distributions	—	—	(750)
Redemption of redeemable equity	—	(269,695)	—
Proceeds from notes issuance	—	—	594
Repayments of notes payable	—	—	(503)
Contributions from holders of non-controlling interests	13,271	54,008	20,900
Distributions to holders of non-controlling interests	(14,038)	(38,734)	(83,309)

Net cash provided by (used in) financing activities	250,329	(825,386)	(436,413)

Net change in cash, cash equivalents and restricted cash	237,626	20,136	402,182
Cash, cash equivalents and restricted cash, beginning of period	633,729	613,593	211,411

Cash, cash equivalents and restricted cash, end of period	$871,355	$633,729	$613,593

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Consolidated Statements of Cash Flows  (Continued)

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Supplemental disclosures of other cash flow information:
Cash paid for income taxes	$6,790	$6,451	$3,610
Cash paid for interest	14,857	14,988	8,077
Cash paid for dividends	—	—	2,339
Supplemental disclosures of non-cash operating activities:
Conversion from notes receivable from affiliate to equity method investments	(8,380)	—	—
In-kind distributions of investments	89,834	145,535	—
Proceeds receivable on sale of investments	(7,750)	(105,959)	—
Sale of assets held for sale	—	—	7,802
Non-controlling interests in assets held for sale	—	—	(1,807)
Investment in preferred securities	—	—	(5,995)
Supplemental disclosures of non-cash investing and financing activities:
Purchases of fixed assets	—	—	(388)
Proceeds from disposal of fixed assets	—	—	388
Proceeds from strategic investments	—	—	96,909
Conversion from notes receivable from affiliate to equity method investment	—	—	(1,898)
Conversion to equity method investment from notes receivable from affiliate	—	—	1,898
Purchases of equity method investments	—	—	(20,167)
Contributions from non-controlling interests	—	—	20,167
Accretion of controlling interests in equity method investments	—	—	10,169
Dilution of other non-controlling interests in equity method investments	—	—	(10,169)
Deferred underwriting	(28,000)	4,000	—
Distributions in-kind to partners	(57,281)	(63,501)	—
Distributions in-kind to holders of other non-controlling interests	(32,553)	(82,033)	(96,909)
Distributions payable to partners	191,452	143,467	135,046
Distributions payable to holders of other non-controlling interests	186,781	164,429	122,350
Distributions payable to holders of non-controlling interests in consolidated funds	2,028	(3,501)	4,006
Activities related to deconsolidation (see Note 1):
Cash and cash equivalents	107,221	—	—
Due from affiliates	87,302	—	—
Investments	202,192	—	—
Right-of-use assets	6,064	—	—
Lease liabilities	(6,946)	—	—
Other assets	25,846	—	—
Accounts payable and accrued expenses	(44,828)	—	—
Due to affiliates	(113,879)	—	—
Other liabilities	(99,533)	—	—
Other non-controlling interests	(163,744)	—	—
Activities related to deconsolidation of previously consolidated TPG Funds and Public SPACs:
Cash and cash equivalents	—	48,038	94,613
Investments held in Trust Accounts	—	193,728	656,078
Other assets	—	—	15,694
Due to affiliates	—	(4,000)	(94,467)
Derivative liabilities of Public SPACs	—	(30,300)	(68,948)
Other liabilities	—	(11,750)	(54,918)
Accounts payable and accrued expenses	—	(827)	(252)
Redeemable equity	—	(193,728)	(656,078)
Controlling interests	—	21,077	28,379
Non-controlling interests in consolidated TPG Funds	—	(48,000)	—
Other non-controlling interests	—	25,762	79,899
Reconciliation of cash, cash equivalents and restricted cash, end of period:
Cash and cash equivalents	$858,220	$620,092	$602,873
Restricted cash	13,135	13,637	10,720

Cash, cash equivalents and restricted cash, end of period	$871,355	$633,729	$613,593

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

1.	Organization

TPG Group Holdings (SBS), L.P. is a limited partnership under the Delaware Revised Uniform Limited Partnership Act, as amended. TPG Group Holdings (SBS), L.P., along with its consolidated subsidiaries (collectively “TPG,” “TPG Group Holdings,” or the “Company”), is a leading global alternative asset manager on behalf of third-party investors under the “TPG” brand name. TPG Group Holdings includes the consolidated accounts of management companies, general partners of pooled investment entities (“TPG Funds”) and certain consolidated funds and Special Purpose Acquisition Companies (“Public SPACs” and/or “SPACs”), which are held in one of three holding companies (TPG Holdings I, L.P.; TPG Holdings II, L.P.; and TPG Holdings III, L.P.) (the “Holdings Companies”). The Holdings Companies are controlled by TPG Group Holdings. TPG is headquartered in Fort Worth, Texas, with senior executives based in both Fort Worth and in San Francisco, California and other principal offices in New York and across Asia, Australia and Europe.

From 2009 to May 2020, TPG and Sixth Street (the “Former Affiliate”) were in a strategic partnership in which the Former Affiliate served as the dedicated global credit and credit-related investing platform associated with TPG. In May 2020, TPG and the Former Affiliate completed a transaction to become independent, unaffiliated businesses. As part of the agreement, TPG retained a minority economic interest in the Former Affiliate and no longer holds a controlling financial interest in the Former Affiliate’s management companies or general partners of pooled investment entities. Post-closing, TPG holds an 11% interest across all of the Former Affiliate’s businesses, plus an approximate 30% interest in certain capital allocation-based income if generated by select legacy vehicles with finite lives. On May 1, 2020, the Company deconsolidated the assets, liabilities, and partners’ capital of the Former Affiliate from the Consolidated Financial Statements, the impact of which is disclosed on the Consolidated Statements of Cash Flows. As a result of the deconsolidation, the Company remeasured the retained investment in the Former Affiliate to determine fair value at the time of the transaction. Determining the fair value involved making significant estimates and assumptions. The Company used a combination of the income and market-based approaches to estimate fair value, which are based, respectively, on discounted estimated future cash flows from earnings and market valuation multiples of comparable businesses and transactions. As a result, the Company recorded a gain on deconsolidation of $401.7 million which is recognized in gain on deconsolidation in the Consolidated Financial Statements. Going forward, the Company will account for its investment in the Former Affiliate using the equity method of accounting.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) at December 31, 2020 and 2019 and the Consolidated Statements of Operations and Cash Flows for the periods presented. Intercompany transactions and balances have been eliminated in the accompanying Consolidated Financial Statements.

The Consolidated Financial Statements include the accounts of TPG Group Holdings (SBS), L.P, the Holdings Companies and their consolidated subsidiaries, TPG’s management companies, the general partners of TPG Funds and entities that meet the definition of a variable interest entity (“VIE”) for which the Company is considered the primary beneficiary.

Certain TPG Funds, which includes SPACs, are consolidated into the general partners pursuant to GAAP. Consequently, the accompanying Consolidated Financial Statements include the assets, liabilities, revenues, expenses and cash flows of such certain TPG Funds. The ownership interest in such certain TPG Funds held by entities or persons outside of TPG is reflected as Non-Controlling Interests in Consolidated Funds in the

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

accompanying Consolidated Financial Statements. All of the management fees, carried interest and other amounts earned from the consolidated TPG Funds and SPACs are eliminated in consolidation. In addition, the equivalent expense amounts recorded by the consolidated TPG Funds and SPACs are also eliminated, with such reduction of expenses allocated to controlling interest holders. Accordingly, the consolidation of TPG Funds and SPACs has no net effect on net income attributable to controlling interests and net income attributable to other non-controlling interests. TPG Funds’ investments (the “Portfolio Companies”) are considered affiliates due to the nature of the Company’s ownership interests.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues, expenses, and investment income during the reporting periods. Actual results could differ from those estimates and such differences could be material to the Consolidated Financial Statements.

COVID-19 and Global Economic and Market Conditions

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The spread of COVID-19 throughout the world led many countries to institute a variety of measures to contain the viral spread, which led to significant disruption and uncertainty in the global financial markets. While many of the initial restrictions in the United States have been relaxed or lifted in an effort to generate more economic activity, the risk of future outbreaks of COVID-19, or variants thereof, or of other public health crises remain, and some restrictions remain in place and lifted restrictions may be reimposed to mitigate risks to public health in jurisdictions where additional outbreaks have been detected. Moreover, even where restrictions are and remain lifted, the timing and effectiveness of vaccine distribution and other factors could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time, potentially further delaying global economic recovery.

Despite significant market rebounds across many asset classes, the continued rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on financial market and economic conditions. The estimates and assumptions underlying these Consolidated Financial Statements are based on the information available as of December 31, 2020, including judgments about the ultimate adverse impact of COVID-19 on financial market and economic conditions which may change substantially over time.

Principles of Consolidation

The types of entities TPG assesses for consolidation include subsidiaries, management companies, broker dealers, general partners of investment funds, investment funds, SPACs, and other entities. Each of these entities is assessed for consolidation on a case by case basis depending on the specific facts and circumstances surrounding that entity.

TPG first considers whether an entity is considered a variable interest entity (“VIE”) and therefore whether to apply the consolidation guidance under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities (“VOE”) under the voting interest model.

An entity is considered to be a VIE if any of the following conditions exist: (i) the equity investment at risk is not sufficient to finance the activities of the entity without additional subordinated financial support provided

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

by any parties, (ii) as a group, the holders of the equity investment at risk lack any of the following characteristics of a controlling financial interest, (a) the power to direct the activities that most significantly impact the entity’s economic performance and for limited partnerships, partners lack that power if neither (1) a simple majority or lower threshold (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights through voting interests over the general partner, nor (2) limited partners with equity at risk are able to exercise substantive participating rights over the general partners, (b) the obligation to absorb expected losses, and (c) the right to receive expected residual returns.

TPG consolidates all VIEs in which it is the primary beneficiary. An entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE. A controlling financial interest is defined as (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which TPG holds a variable interest is a VIE and (ii) whether TPG’s involvement, through holding interest directly or indirectly in the entity or contractually through other variable interests would give it a controlling financial interest. Performance of that analysis requires judgment. The analysis can generally be performed qualitatively; however, if it is not readily apparent that TPG is not the primary beneficiary, a quantitative analysis may also be performed. TPG factors in all economic interests including interests held through related parties, to determine if it holds a variable interest. Fees earned by TPG that are customary and commensurate with the level of effort required for the services provided, and where TPG does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or return of the entity, would not be considered variable interests. TPG determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and continuously reconsiders that conclusion when facts and circumstances change.

For entities that are determined not to be VIEs, these entities are generally considered to be VOEs and are evaluated under the voting interest model. TPG consolidates VOEs that it controls through a majority voting interest or through other means.

The TPG Funds do not consolidate wholly-owned, majority-owned or controlled investments in Portfolio Companies, nor do the TPG Funds account for investments in Portfolio Companies over which they exert significant influence under the equity method of accounting. Rather, these investments are carried at fair value as described below in the section entitled Fair Value Measurement.

Special Purpose Acquisition Companies

The Company sponsors SPACs which are formed for the purposes of effecting a merger, asset acquisition, stock purchase, reorganization or similar business combination. As part of the initial public offering (“IPO”) of these SPACs, units are sold to investors at $10.00 per unit, which includes one share of Class A ordinary shares and a fraction of a redeemable public warrant which entitles the holder to purchase one share of Class A ordinary shares at an exercise price of $11.50 per share. The Company is issued founder shares at formation of the SPAC for an initial contribution of less than $0.1 million and additionally purchased private placement warrants and forward purchase agreements (“FPAs”) on or about the IPO date. The Company consolidates these SPACs during the period before the initial business combination, and therefore the founder shares, private placement warrants and FPAs with consolidated related parties are eliminated in consolidation. Each SPAC provides its public stockholders the option to redeem their shares either (i) in connection with a shareholder meeting to approve the business combination or (ii) by means of a tender offer. Investments held in Trust Accounts relate to gross proceeds received from the initial public offering and can only be used for the initial business combination and any possible investor redemptions. If the SPAC is unable to complete a business combination, typically within 24

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

months of the IPO close date, the SPACs will redeem all public shares. The ownership interest in each SPAC which is not owned by the Company is reflected as redeemable equity from consolidated Public SPACs in the accompanying Consolidated Financial Statements (see Note 18).

The below table is presented in thousands except units:

SPAC		Date of IPO	Units Sold	Non-Controlling Interests Subject to Possible Redemption as of	Public Warrants and Forward Purchase Agreements as of	TPG Investments as of (e)
				December 31, 2020
TPG PACE Tech Opportunities (“PACE”)	(a)	Oct-20	45,000,000	$450,006	$38,970	$20,592
TPG PACE Beneficial Finance (“TPGY”)	(b)	Oct-20	35,000,000	350,005	224,299	107,317
TPG PACE Holdings (“TPGH”)	(c)	Jun-17	45,000,000	—	—	—
TPG PACE Energy Holdings (“TPGE”)	(d)	May-17	65,000,000	—	—	—

			190,000,000	$800,011	$263,269	$127,909

(a)

In January 2021, a definitive agreement to merge was announced between PACE, a leading direct-to-consumer, curated gig economy platform for live online learning benefiting both learners and experts. The merger agreement and the business combination were unanimously approved by the board of directors of PACE in January 2021. The consummation of the transactions contemplated by the merger agreement is subject to customary closing conditions pending shareholder approval.

(b)

In December 2020, a definitive agreement to merge was announced between TPGY and EVBox Group, a leading global provider of smart charging solutions for electric vehicles. The merger agreement and the business combination were unanimously approved by the board of directors of TPGY in December 2020. On August 6, 2021, TPGY and EVBox Group entered into an amendment to the merger agreement where, among other things, the parties extended the closing date to December 31, 2021 and allowed the Company to terminate the agreement if certain conditions are not met. There continue to be significant uncertainties regarding the likelihood that the merger will ultimately be completed.

(c)

In November 2019, TPGH completed a business combination with Accel Entertainment, Inc., a leading game-as-a-service provider. At the time of the business combination, a reconsideration event occurred whereby the Company no longer has power over TPGH. As a result, the Company deconsolidated TPG Pace Holdings. As of December 31, 2020 and 2019, the Company had an investment in Accel Entertainment, Inc. of $4.5 million and $58.9 million, respectively.

(d)

In July 2018, TPGE completed a business combination with Magnolia Oil & Gas Corp., an oil and gas exploration and production company with operations primarily in South Texas. At the time of the business combination, a reconsideration event occurred whereby the Company no longer has power over TPGE. As a result, the Company deconsolidated TPG Pace Energy Holdings. As of September 30, 2019, the Company had distributed all of its investment in Magnolia Oil & Gas Corp.

(e)	The Company’s investments, which includes the founder shares, private placement warrants and FPAs held by consolidated affiliates, are eliminated in consolidation for GAAP.

The Company accounts for the SPACs outstanding public warrants and FPAs in accordance with the guidance contained in Accounting Standards Codification 815-40, “Derivatives and Hedging – Contracts on an Entity’s Own Equity” and determined that the public warrants and FPAs do not meet the criteria for equity

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

treatment thereunder. As such, each warrant and FPA must be recorded as a liability and is subject to re-measurement at each balance sheet date and any change in fair value is recorded in the Company’s Consolidated Statement of Operations.

When a consolidated SPAC enters into a business combination, the Company assesses whether the respective SPAC should still be consolidated in accordance with ASC 805. If the Company determines the SPAC should no longer be consolidated, then the associated assets, liabilities, and non-controlling interest are derecognized and a gain or loss on deconsolidation is recorded in the Consolidated Statement of Operations.

Subsequent to the year ended December 31, 2020, the Company sponsored three additional SPACs that completed initial public offerings. TPG Pace Solutions Corp. (“TPGS”) in April 2021, TPG Pace Beneficial II Corp. (“YTPG”) in April 2021 and AfterNext HealthTech Acquisition Corp. (“AFTR”) in August 2021, raised $285.0 million, $400.0 million and $250.0 million of proceeds, respectively.

Investments

Investments consist of investments in private equity funds, real estate funds, fund of hedge funds, credit funds, including our share of any carried interest, equity method and other proprietary investments. Investments denominated in currencies other than the U.S. dollar are valued based on the spot rate of the respective currency at the end of the reporting period with changes related to exchange rate movements reflected in the Consolidated Statements of Operations.

Equity Method – Capital Allocation-Based Income and Capital Interests

Investments in which the Company is deemed to have significant influence, but not control, are accounted for using the equity method of accounting except in cases where the fair value option has been elected. The Company as general partner has significant influence over the TPG Funds in which it invests but does not consolidate. The Company uses the equity method of accounting for these interests whereby it records both its proportionate and disproportionate allocation of the underlying profits or losses of these entities in revenues in the accompanying Consolidated Financial Statements. The carrying amounts of equity method investments are included in investments in the Consolidated Financial Statements. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value and its estimated fair value is recognized as an impairment when the loss is deemed other than temporary.

The TPG Funds are considered investment companies under ASC 946, Financial Services – Investment Companies (“ASC 946”). The Company, along with the TPG Funds, apply the specialized accounting promulgated in ASC 946 and, as such, neither the Company nor the TPG Funds consolidate wholly-owned, majority-owned and/or controlled Portfolio Companies nor do they record minority investments. The TPG Funds record all investments in the Portfolio Companies at fair value. Investments in publicly-traded securities are generally valued at quoted market prices based upon the last sales price on the measurement date. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment.

When observable prices are not available for investments, the general partners use the market and income approaches to determine fair value. The market approach consists of utilizing observable market data such as current trading or acquisition multiples of comparable companies, and applying it to key financial metrics, such as earnings before interest, depreciation and taxes, of the Portfolio Company. The comparability of the identified set of comparable companies to the Portfolio Company, among other factors, is considered in the application of the market approach.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

The general partners, depending on the type of investment or stage of the Portfolio Company’s lifecycle, may also utilize a discounted cash flow analysis, an income approach, in combination with the market approach in determining fair value of investments. The income approach involves discounting projected cash flows of the Portfolio Company at a rate commensurate with the level of risk associated with those cash flows. In accordance with ASC 820, Fair Value Measurement (“ASC 820”) market participant assumptions are used in the determination of the discount rate.

In applying valuation techniques used in the determination of fair value, the general partners assume a reasonable period of time for liquidation of the investment and take into consideration the financial condition and operating results of the underlying Portfolio Company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures, and other factors. In determining the fair value of investments, the general partners exercise significant judgment and use the best information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the accompanying Consolidated Financial Statements may differ materially from values that would have been used had a readily available market existed for such investments and may differ materially from the values that may ultimately be realized.

The carrying value of investments classified as Equity Method – Capital Allocation-Based Income approximates fair value, because the underlying investments of the unconsolidated TPG Funds are reported at fair value.

Equity Method Investments – Other

The Company holds non-controlling, limited partnership interests in certain other partnerships in which it has significant influence over their ownership. The Company uses the equity method of accounting for these interests whereby it records its proportionate share of the underlying income or losses of these entities in net gains (losses) from investment activities in the accompanying Consolidated Financial Statements. The carrying amounts of equity method investments are included in investments in the Consolidated Financial Statements. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. The difference between the carrying value and its estimated fair value is recognized as an impairment when the loss is deemed other than temporary and recorded in net gains (losses) from investment activities within the Consolidated Financial Statements.

Equity Method – Fair Value Option

The Company elects the fair value option for certain investments that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market. Changes in the fair value of these equity method investments are recognized in net gains (losses) from investment activities in the Consolidated Financial Statements.

Equity Investments

The Company holds non-controlling, ownership interests in which it does not have significant influence over their ownership. The Company records such investments at fair value when there is a readily determinable fair value. For certain nonpublic partnerships without readily determinable fair values, the Company has elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Impairment is evaluated when significant changes occur that may impact the investee in an adverse manner. Impairment, if any, is recognized in net gains (losses) from investment activities in the Consolidated Financial Statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Investments held by Consolidated TPG Funds

The consolidated TPG Funds are, for GAAP purposes, investment companies and reflect their investments at fair value and TPG has retained this specialized accounting for these consolidated funds. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments and other financial instruments held by the consolidated TPG Funds are reflected as a component of net gains (losses) from investment activities and unrealized losses on derivative liabilities of SPACs in the Consolidated Financial Statements.

Non-Controlling Interests in TPG Group Holdings

Non-Controlling Interests in TPG Group Holdings consist of the following:

•	Non-Controlling Interests in Consolidated Funds – The ownership interests in consolidated TPG Funds.

•	Other Non-Controlling Interests – The ownership interests in certain consolidated entities other than the consolidated TPG Funds.

Allocation of income to non-controlling interest holders is based on the respective entities’ governing documents.

Revenues

Revenues consisted of the following (in thousands):

	Year Ended December 31,
	2020	2019	2018
Management fees	$699,492	$800,567	$630,230
Fee credits	(20,012)	(40,792)	(25,740)
Monitoring fees	19,837	24,852	17,037
Transaction fees	44,528	47,892	60,563
Incentive fees	9,521	34,418	35,411
Expense reimbursements and other	130,000	164,941	129,554

Total fees and other	883,366	1,031,878	847,055

Carried interests	1,203,520	903,615	506,068
Capital interests	27,952	52,362	50,759

Total capital allocation-based income	1,231,472	955,977	556,827

Total revenues	$2,114,838	$1,987,855	$1,403,882

Fees and Other

Fees and other are accounted for as contracts with customers under Accounting Standard Codification (Topic 606): Revenue from Contracts with Customers (“ASC 606”). The guidance for contracts with customers provides a five-step framework that requires the Company to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when the Company satisfies its performance obligations. In determining the transaction price, the Company includes variable

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue Streams	Customer	Performance Obligations satisfied over time or point in time (a)	Variable or Fixed Consideration	Revenue Recognition	Classification of Uncollected Amounts (b)
Management Fees	TPG Funds, collateralized loan obligations and other vehicles	Asset management services are satisfied over time (daily) because the customer receives and consumes the benefits of the advisory services daily	Consideration is variable since over time the management fee varies based on fluctuations in the basis of the calculation of the fee	Management fees are recognized each reporting period based on the value provided to the customer for that reporting period	Due from affiliates – unconsolidated VIEs
Monitoring Fees	Portfolio companies	In connection with the investment advisory services provided, the Company earns monitoring fees for providing oversight and advisory services to certain portfolio companies over time	Consideration is variable when based on fluctuations in the basis of the calculation of the fee Consideration is fixed when based on a fixed agreed-upon amount	Monitoring fees are recognized each reporting period based on the value provided to the customer for that reporting period	Due from affiliates – portfolio companies
Transaction Fees	Portfolio companies, third- parties and other vehicles	The company provides advisory services, debt and equity arrangements, and underwriting and placement services for a fee at a point in time	Consideration is fixed and is based on a point in time	Transaction fees are recognized on or shortly after the transaction is completed	Due from affiliates – portfolio companies Other assets – other
Incentive Fees	TPG Funds and other vehicles	Investment management services performed over a period of time that result in achievement of minimum investment return levels	Variable consideration since incentive fees are contingent upon the TPG Fund or vehicles achieving more than the stipulated investment threshold return	Incentive fees are recognized at the end of the performance measurement period if the investment performance is achieved	Due from affiliates – unconsolidated VIEs
Expense Reimbursements and other	TPG Funds, portfolio companies and third-parties	Expense reimbursements incurred at a point in time relate to providing investment, management and monitoring services. Other revenue is performed over time	Expense reimbursements and other are fixed consideration	Expense reimbursements and other are recognized as the expenses are incurred or services are rendered	Due from affiliates – portfolio companies and unconsolidated VIEs Other assets – other

(a)	There were no significant judgements made in evaluating when a customer obtains control of the promised service for performance obligations satisfied at a point in time.
(b)	See Note 14 for amounts classified in due from affiliates.

Management Fees

The Company provides investment management services to the TPG Funds and other vehicles in exchange for a management fee. Management fees are determined quarterly based on an annual rate and are generally based upon a percentage of the capital committed or capital invested during the investment period. Thereafter, management fees are generally based on a percentage of actively invested capital or as otherwise defined in the respective management agreements. Since some of the factors that cause management fees to fluctuate are outside of the Company’s control,

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

management fees are considered constrained and are not included in the transaction price until the uncertainty relating to the constraint is subsequently resolved. After the contract is established, management does not make any significant judgments in determining the transaction price.

Management fees earned from the TPG Funds generally range from 0.50% to 2.00% of committed capital during the commitment period and from 0.25% to 2.00% of actively invested capital after the commitment period or at an annual rate of fund gross assets, as defined in the respective partnership agreements of the TPG Funds. Management fees charged to consolidated TPG Funds and SPACs are eliminated in consolidation.

Fee Credits

Under the terms of the management agreements with certain TPG Funds, the Company is required to share with such funds an agreed upon percentage of certain fees, including monitoring and transaction fees earned from portfolio companies (“fee credits”). Investment funds earn fee credits only with respect to monitoring and transaction fees that are allocable to the fund’s investment in the portfolio company and not, for example, any fees allocable to capital invested through co-investment vehicles. Fee credits are calculated after deducting certain costs incurred in connection with reimbursements of specialized operational services associated with providing specialized operations and consulting services to the funds and portfolio companies. Fee credits are recognized and owed to investment funds concurrently with the recognition of monitoring fees and transaction fees. Since fee credits are payable to investment funds, amounts owed are generally applied as a reduction of the management fee that is otherwise billed to the investment fund. Fee credits are recorded as a reduction of revenues in the Consolidated Statement of Operations. Fee credits owed to investment funds are recorded in due to affiliates in the Consolidated Financial Statements. See Note 14.

Monitoring Fees

The Company provides monitoring services to certain Portfolio Companies in exchange for a fee, which is recognized over time as services are rendered. Under the terms of the management agreements with certain TPG Funds, a portion of the monitoring fees received from Portfolio Companies reduce TPG Funds’ management fees due to the Company (“fee credits”); such amounts earned by consolidated TPG Funds are eliminated in consolidation. Additionally, certain monitoring fee arrangements may provide for a termination payment following an initial public offering or change of control as defined in the contractual terms of the related agreement with a Portfolio Company. These termination payments are recognized at the point in time when the related transaction closes. For the years ended December 31, 2020, 2019 and 2018, these termination payments are not material to the Company’s Consolidated Financial Statements. After the monitoring contract is established, there are no significant judgments made in determining the transaction price.

Transaction Fees

The Company provides capital structuring and other advice to Portfolio Companies, third parties and other vehicles generally in connection with advisory services, debt and equity arrangements, and underwriting and placement services for a fee at a point in time when the underlying services rendered are complete. Transaction fees are separately negotiated for each transaction and are generally based on the underlying transaction value. After the contract is established, management makes no significant judgements when determining the transaction price

Incentive Fees

The Company provides investment management services to certain TPG funds and other vehicles in exchange for a management fee as discussed above and, in some cases an incentive fee when the Company is not

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

entitled to carried interest, as further discussed below. Incentive fees are considered variable consideration as these fees are subject to reversal, and therefore the recognition of such fees is deferred until the end of the measurement period when the performance-based incentive fees become fixed and determinable. After the contract is established, there are no significant judgments made when determining the transaction price.

Expense Reimbursements and Other

In providing investment management and advisory services to TPG funds and monitoring services to the Portfolio Companies, TPG routinely contracts for services from third parties. In situations where the Company is viewed, for accounting purposes only, as having incurred these third-party costs on behalf of the TPG Funds or Portfolio Companies, the cost of such services are presented net as a reduction of the Company’s revenues. In all other situations, the expenses and related reimbursements associated with these services are presented on a gross basis, which are classified as part of the Company’s expenses and reimbursements of such costs are classified as expense reimbursements within revenues in the Consolidated Financial Statements. After the contract is established, there are no significant judgments made when determining the transaction price.

Capital Allocation-Based Income

Capital allocation-based income is earned from the TPG Funds when the Company has a general partner’s capital interest and is entitled to a disproportionate allocation of investment income (referred to hereafter as “carried interest”). The Company accounts for its general partner interests in capital allocation-based arrangements as financial instruments under Accounting Standard Codification (Topic 323): Investments – Equity Method and Joint Ventures (“ASC 323”) as the general partner has significant governance rights in the TPG Funds in which it invests which demonstrates significant influence. The Company records capital allocation-based income under the equity method of accounting assuming the fund was liquidated as of each reporting date pursuant to each TPG Fund’s governing agreements. Accordingly, these general partner interests are accounted for outside of the scope of ASC 606.

Other arrangements surrounding contractual incentive fees through an advisory contract are separate and distinct and accounted for in accordance with ASC 606. In these incentive fee arrangements, accounted for in accordance with ASC 606, the Company’s economics in the entity do not involve an allocation of capital. See discussion above regarding “Incentive Fees.”

Carried interest is allocated to the general partner based on cumulative fund performance as of each reporting date, and after specified investment returns to the funds’ limited partners are achieved. At the end of each reporting period, the TPG Funds calculate and allocate the carried interest that would then be due to the general partner for each TPG Fund, pursuant to the TPG Fund governing agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments (and the investment returns to the funds’ limited partners) varies between reporting periods, it is necessary to make adjustments to amounts recorded as carried interest to reflect either (a) positive performance resulting in an increase in the carried interest allocated to the general partner or (b) negative performance that would cause the amount due to the general partner to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, carried interest is calculated on a cumulative basis and cumulative results are compared to amounts previously recorded with a current period adjustment, positive or negative recorded.

The Company ceases to record negative carried interest allocations once previously recognized carried interest allocations for a TPG Fund have been fully reversed, including realized carried interest. The general partner is not obligated to make payments for guaranteed returns or hurdles of a fund and, therefore, cannot have

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

negative carried interest over the life of a fund. Accrued but unpaid carried interest as of the reporting date is reflected in investments in the Company’s Consolidated Financial Statements. Carried interest received by the general partners of the respective TPG Funds is subject to clawback to the extent the carried interest received by the general partner exceeds the amount the general partner is ultimately entitled to receive based on cumulative fund results. Generally, the actual clawback liability does not become due until eighteen months after the realized loss is incurred; however, individual fund terms vary. For disclosures at December 31, 2020 related to clawbacks, see Note 16. Revenue related to carried interest for consolidated TPG Funds is eliminated in consolidation.

The Company earns management fees, incentive fees and capital allocation-based income (loss) from investment funds and other vehicles whose primary focus is making investments in specified geographical locations and earns transaction and monitoring fees from portfolio companies located in varying geographies. For the years ended December 31, 2020, 2019 and 2018, over 10% of consolidated revenues were earned in the United States. For the year ended December 31, 2020, 77%, 4% and 19% of consolidated revenues were generated in the Americas, Europe/Middle East, and Asia-Pacific, respectively. For the year ended December 31, 2019, 70%, 7% and 23% of consolidated revenues were generated in the Americas, Europe/Middle East, and Asia-Pacific, respectively. For the year ended December 31, 2018, 78%, 10% and 12% of consolidated revenues were generated in the Americas, Europe/Middle East, and Asia-Pacific, respectively. The determination of the geographic region was based on the geographic focus of the associated investment vehicle or where the portfolio company is headquartered.

Investment Income

Income from equity method investments

The carrying value of equity method investments in proprietary investments where the Company exerts significant influence, is generally determined based on the amounts invested, adjusted for the equity in earnings or losses of the investee allocated based on the Company’s ownership percentage, less distributions and any impairment. The Company records its proportionate share of investee’s equity in earnings or losses based on the most recently available financial information, which in certain cases may lag the date of TPG’s financial statements by up to three calendar months. Income from equity method investments is recorded in net gains (losses) from investment activities on the Consolidated Statements of Operations.

Income from equity method investments for which the fair value option was elected

Income from equity method investments for which the fair value option was elected includes realized gains and losses from the sale of investments, and unrealized gains and losses from changes in the fair value during the period as a result of quoted prices in an active market. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment. Income from equity method investments for which the fair value option was elected is recorded in net gains (losses) from investment activities on the Consolidated Statements of Operations.

Income from equity investments

Income from equity investments, which represent investments held through equity securities of an investee that the Company does not hold significant influence over, includes realized gains from the sale of investments and unrealized gains and losses result from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Income from equity investments is recorded in net gains (losses) from investment activities on the Consolidated Statements of Operations.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs

Net gains (losses) from investment activities includes realized gains and losses from the sale of equity, securities sold and not yet purchased, debt and derivative instruments other than warrants and FPAs, and unrealized gains and losses from changes in the fair value of such instruments. Realized gains and losses are recognized on the date the transaction is completed. These instruments are generally valued at quoted market prices based upon the last sales price on the measurement date. Discounts are applied, where appropriate, to reflect restrictions on the marketability of the investment. Net gains from investment activities of consolidated TPG Funds and Public SPACs are recorded in net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs on the Consolidated Statements of Operations.

Unrealized gains (losses) from derivative liabilities of Public SPACs

Unrealized gains (losses) from derivative liabilities of Public SPACs includes unrealized gains and losses from changes in fair value of warrants and FPAs.

Interest, Dividends and Other

Interest income is recognized as earned. Dividend income is recognized by the Company on the ex-dividend date, or in the absence of a formal declaration, on the date it is received.

Compensation and Benefits

Compensation and benefits expense includes salaries, bonuses and benefits paid and payable. Bonuses are accrued over the service period to which they relate. As a result of operating as a partnership, all carried interest payments in the form of legal form equity made to the Company’s partners are paid pro rata based on ownership percentages in the underlying investment partnership and are accounted for as distributions on the equity held by such partners rather than as compensation and benefits expense.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on deposit with banks and other short-term investments with an initial maturity of 90 days or less. Restricted cash balances relate to cash balances reserve for the payment of interest on the Company’s secured borrowings.

Cash and Cash Equivalents Held by Consolidated TPG Funds and Public SPACs

Cash and cash equivalents held by consolidated TPG Funds and SPACs represent cash and cash equivalents that are held by consolidated TPG Funds and SPACs and not available to fund the general liquidity needs of the Company.

Investments Held in Trust Accounts

Proceeds from equity issued by certain consolidated TPG Funds and SPACs have been deposited into trust accounts (“Trust Accounts”) and may only be utilized for specific purposes. Therefore, such investments are reported separately in the Consolidated Financial Statements.

As of December 31, 2020, funds held in the Trust Accounts were invested in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Due from and Due to Counterparty and Derivative Liabilities of SPACs

Certain TPG Funds enter into derivative contracts with another party (“Counterparty”) in the normal course of conducting their investment activities. Net amounts due to or due from the Counterparty, based on the derivatives’ fair values, are periodically settled in cash and such amounts are reflected in due from and due to counterparty in the Consolidated Financial Statements. The payments received or paid on individual derivative transactions and unrealized gains and losses recognized are included in net gains (losses) from investment activities. From time to time collateral may be pledged to or obtained from a Counterparty to ensure that the Company and the Counterparty will be able to fulfill their contractual obligations. Such collateral amounts are included in due from and due to counterparty in the Consolidated Financial Statements.

Financial derivative assets and liabilities related to our consolidated TPG Funds and SPACs’ investment activities may consist of the following instruments:

•	Total return swaps which are used to manage the risk of adverse movements in both credit and market risk

•	Interest rate swaps and futures which are used to hedge against the risk that interest rates will move in an adverse direction

•	Options which are used to manage price volatility

•	Foreign currency forwards which are used to manage the foreign exchange risk associated with certain foreign currency-denominated assets and liabilities

•	Credit default swaps which are used to manage the counterparty credit risk associated with loans and lending related commitments

•	Warrant liabilities

•	Forward purchase agreements

The Company recognizes these derivative instruments as assets or liabilities at fair value in the accompanying Consolidated Financial Statements. Changes in the fair value of derivative contracts entered into by the Company are included in current period earnings. These derivative contracts are not designated as hedging instruments for accounting purposes.

These derivatives are agreements in which a consolidated TPG Fund and a Counterparty agree to exchange cash flows based on agreed-upon terms. As a result of the derivative transaction, the Company is exposed to the risk that counterparties will fail to fulfill their contractual obligations. To mitigate such counterparty risk, the applicable TPG Fund only enters into contracts with major financial institutions, all of which have investment grade ratings. Counterparty credit risk is evaluated in determining the fair value of the derivative instruments. In the normal course of business, the Company incurs commitments and is exposed to risks resulting from its investment and financing transactions, including derivative instruments. The value of a derivative instrument is based upon an underlying instrument. These instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, performance and operational risks. The Company manages these risks on an aggregate basis as part of its risk management policies and as such, does not distinguish derivative income or loss from any other category of instruments for financial statement presentation purposes. The leverage inherent in the Company’s derivative instruments increases the sensitivity of the Company’s earnings to market changes. Notional amounts often are used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller. The Company routinely evaluates its contractual arrangements to determine whether embedded derivatives exist. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and if the combined instrument is not measured at fair value through profit or loss.

For derivative contracts where an enforceable master netting agreement is in place, the Company has elected to offset derivative assets and liabilities, as well as cash that may have been received or pledged, as part of collateral arrangements with the respective counterparty in the Consolidated Financial Statements. The master netting agreements provide the Company and the counterparty the right to liquidate collateral and the right to offset each other’s obligations in the event of default by either party.

The Company’s consolidated SPACs may issue public warrants and FPAs in conjunction with their initial public offering. The Company accounts for warrants and FPAs of the consolidated SPAC’s ordinary shares that are not indexed to its own stock as liabilities at fair value on the balance sheet. The warrants and FPAs are subject to remeasurement at each balance sheet date and any change in fair value is recognized in the Company’s statement of operations. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants and FPAs that do not meet all the criteria for equity classification, the warrants and FPAs are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants and FPAs are recognized as a non-cash gain or loss on the Consolidated Statement of Operations.

Fair Value Measurement

ASC 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure the investments at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

Investments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value.

The three levels of the fair value hierarchy under ASC 820 are as follows:

Level I – Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used. The types of investment generally included in Level I are publicly-listed equities, debt and securities sold, not yet purchased.

Level II – Pricing inputs are other than quoted prices included within Level I that are observable for the investment, either directly or indirectly. Level II pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. The types of investments generally included in Level II are restricted securities listed in active markets, corporate bonds and loans.

Level III – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation. The types of investments generally included in Level III are privately held debt and equity securities.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment is categorized in its entirety is determined based on the lowest level input that is significant to the investment. Assessing the significance of a particular input to the valuation of an investment in its entirety requires judgment and considers factors specific to the investment. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the perceived risk of that investment.

In certain instances, an investment that is measured and reported at fair value may be transferred into or out of Level I, II, or III of the fair value hierarchy.

In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments and various relationships between investments. When a security is valued based on dealer quotes, the Company subjects those quotes to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level II or Level III investment. Some of the factors considered include the number and quality of quotes, the standard deviations of the observed quotes and the corroboration of the quotes to independent pricing services.

Level III investments may include common and preferred equity securities, corporate debt, and other privately issued securities. When observable prices are not available for these securities, one or more valuation techniques (e.g., the market approach and/or the income approach) for which sufficient and reliable data is available are used. Within Level III, the use of the market approach generally consists of using comparable market transactions or other data, while the use of the income approach generally utilizes the net present value of estimated future cash flows, adjusted, as appropriate, for liquidity, credit, market and other risk factors. Due to the inherent uncertainty of these valuations, the fair values reflected in the accompanying Consolidated Financial Statements may differ materially from values that would have been used had a readily available market for the investments existed and may differ materially from the values that may ultimately be realized. The period of time over which the underlying assets of the investments will be liquidated is unknown.

Financial Instruments

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Except for secured borrowings, the fair value of the company’s assets and liabilities, which qualify as financial instruments under ASC 820, approximates the carrying amounts represented in the Consolidated Statements of Financial Condition owing to their short-term nature. At December 31, 2020 and 2019, the estimated fair value of the secured borrowings based on current market rates and credit spreads for debt with similar maturities was $275.1 million and $260.0 million, respectively, and the carrying value, excluding unamortized issuance costs, was $250.0 million at both December 31, 2020 and 2019.

Due from and Due to Affiliates

The Company considers current and former limited partners of funds and employees, including their related entities, entities controlled by the Company’s founders (“Founders”) but not consolidated by the Company, Portfolio Companies of TPG Funds, and unconsolidated TPG Funds to be affiliates (“Affiliates”). Receivables from and payables to affiliates are recorded at their expected settlement amount in due from and due to affiliates in the Consolidated Financial Statements.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Goodwill

Goodwill represents the excess of the purchase price over the fair value of acquired identifiable net tangible and intangible assets. Goodwill is not amortized. At least annually, management assesses whether goodwill is impaired. Management assesses whether an impairment exists by comparing the fair value of each of its reporting units to its carrying value, including goodwill.

Operating Leases

At contract inception, the Company determines if an arrangement contains a lease by evaluating whether (i) an identified asset has been deployed in a contract explicitly or implicitly and (ii) the Company obtains substantially all the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. Additionally, at contract inception the Company will evaluate whether the lease is an operating or finance lease. Right-of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. To the extent these payments are fixed or determinable, they are included as part of the lease payments used to measure the lease liability. The Company’s ROU assets are recognized as the initial measurement of the lease liabilities plus any initial direct costs and any prepaid lease payments less lease incentives received, if any. The lease terms may include options to extend or terminate the lease which are accounted for when it is reasonably certain that the Company will exercise that option. As the discount rate implicit to the lease is not readily determinable, incremental borrowing rates of the Company were used. The incremental borrowing rates are based on the information available including, but not limited to, collateral assumptions, the term of the lease, and the economic environment in which the lease is denominated at the commencement date.

The Company elected the package of practical expedients provided under the guidance. The practical expedient package applies to leases commenced prior to the adoption of the new standard and permits companies not to reassess whether existing or expired contracts are or contain a lease, the lease classification, and any initial direct costs for any existing leases. The Company has elected to not separate the lease and non-lease components within the contract. Therefore, all fixed payments associated with the lease are included in the ROU asset and the lease liability. These costs often relate to the fixed payments for a proportionate share of real estate taxes, common area maintenance and other operating costs in addition to a base rent. Any variable payments related to the lease are recorded as lease expense when and as incurred. The Company has elected this practical expedient for all lease classes. The Company did not elect the hindsight practical expedient. The Company has elected the short-term lease expedient. A short-term lease is a lease that, as of the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For such leases, the Company will not apply the recognition requirements of ASC 842, Leases (“ASC 842”) and instead will recognize the lease payments as lease cost on a straight-line basis over the lease term. Additionally, the Company elected the practical expedient which allows an entity to not reassess whether any existing land easements are or contain leases.

The Company’s leases primarily consist of operating leases for real estate, which have remaining terms of 1 to 11 years. Some of those leases include options to extend for additional terms ranging from 2 to 10 years. The Company’s other leases, including those for office equipment, vehicles, and aircrafts, are not significant. Additionally, the Company’s leases do not contain restrictions or covenants that restrict the Company from incurring other financial obligations. The Company also does not provide any residual value guarantees for the leases or have any significant leases that have yet to be commenced. From time to time, the Company enters into certain sublease agreements that have terms similar to the remaining terms of the master lease agreements

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

between TPG and the landlord. Sublease income is recorded as an offset to general, administrative and other in the accompanying Consolidated Statements of Operations.

In response to the COVID-19 pandemic, the FASB provided relief under ASC 842. Under this relief, companies can make a policy election on how to treat lease concessions resulting directly from the COVID-19 pandemic, provided that the modified contracts result in total cash flows that are substantially the same or less than the cash flows in the original contract. The Company made the policy election to account for lease concessions that result from the COVID-19 pandemic as if they were made under enforceable rights in the original contract. Additionally, the Company made the policy election to account for these concessions outside of the lease modification framework described under ASC 842. The Company recorded accruals for deferred rental payments and recognized rent abatements or concessions as variable lease costs in the periods incurred.

Operating lease expense is recognized on a straight-line basis over the lease term and is recorded within general, administrative and other in the accompanying Consolidated Statements of Operations (See Note 15).

Fixed Assets

Fixed assets consist primarily of leasehold improvements, furniture, fixtures and equipment, computer hardware and software and other fixed assets which are recorded at cost, less accumulated depreciation. Leasehold improvements are amortized using the straight-line method, over the shorter of the respective estimated useful life or the lease term. Depreciation of furniture, fixtures, equipment and computer hardware and software is recorded over the estimated useful life of the asset, generally three to seven years, using the straight-line method. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When evidence of loss in value has occurred, management compares the estimated undiscounted cash flows associated with the long-lived asset to its carrying value to determine whether an impairment has occurred. If the undiscounted cash flows are less than the carrying value, an impairment is recorded as the difference between the fair value of the long-lived asset and its carrying value. Fair value is based on estimated discounted cash flows associated with the long-lived asset.

Foreign Currency

The functional currency of the Company’s international subsidiaries is the U.S. Dollar. Non-U.S. dollar denominated assets and liabilities of foreign operations are remeasured at rates of exchange as of the end of the reporting period. Non-U.S. dollar revenues and expenses of foreign operations are remeasured at average rates of exchange during the period. Gains and losses resulting from remeasurement are included in general, administrative and other in the accompanying Consolidated Statements of Operations. Foreign currency gains and losses resulting from transactions in currencies other than the functional currency are also included in general, administrative and other in the Consolidated Statements of Operations during the period the transaction occurred.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of securities that certain TPG Funds have borrowed and sold or sold short. The TPG Funds are required to “cover” the short sale in the future by purchasing the security at prevailing market prices and delivering it to the counterparty from which it borrowed the security. The cost of that security is adjusted by brokerage commissions and any premiums charged by the lender of the security. The TPG Funds are exposed to loss in the event that the price at which a security may have to be purchased to cover a short sale exceeds the price at which the borrowed security was sold short. The security is carried at fair value

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

based upon the closing price as it customarily ascertained by the “principal market,” as defined by ASC 820 in which such investments are traded, or if no “principal market” exists, the “most advantageous market”, as of the last business day of the reporting period. If no sale occurs on the last business day of the reporting period, Management may refer to the price at which the last trade occurred in such instrument or such other inputs or methodologies as Management believes is appropriate in its determination of fair value. The TPG Funds’ investments and amounts due from counterparties may be partially pledged as collateral for securities sold, not yet purchased, and margin requirements. The collateral is released upon entering a closing transaction. Certain of these amounts accrue interest at negotiated rates. Any change in value is included in net gains from investment activities in the Consolidated Financial Statements.

Redeemable Equity from Consolidated Public SPACs

Redeemable equity from consolidated Public SPACs represents the shares issued by the Company’s consolidated SPACs that are redeemable for cash by the public shareholders in connection with the SPAC’s failure to complete a business combination, tender offer, or stockholder approval provisions.

The Company accounts for redeemable equity in accordance with ASC 480-10-S99, Distinguishing Liabilities from Equity (“ASC 480-10-S99”), which states redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The redeemable non-controlling interests are initially recorded at their original issuance price and are subsequently allocated their proportionate share of the underlying gains or losses of the SPACs. The Company adjusts the redeemable equity to full redemption value on a quarterly basis.

Income Taxes

The Company and its subsidiaries are primarily comprised of partnerships and other “pass-through entities” not subject to income tax. As a pass-through entity, each partner or member therein is responsible for income taxes related to income or loss based on their respective share of an entity’s income and expenses. Certain consolidated subsidiaries are subject to taxation in the U.S. (federal, state and local) and foreign jurisdictions as a result of their entity classification for tax reporting purposes.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period in which the enactment date occurs. Under ASC 740, Income Taxes (“ASC 740”), a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized.

The Company’s policy is to recognize accrued interest and penalties related to uncertain tax positions in income tax expense in the Consolidated Financial Statements. At December 31, 2019 and 2018, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions as such amounts are not material to the Consolidated Financial Statements.

Segment

We operate our business in a single operating and reportable segment, consistent with how our chief operating decision maker reviews financial performance and allocates resources. We operate collaboratively across product lines with a single expense pool.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which addresses a customer’s accounting for implementation costs incurred in a cloud computing arrangement (“CCA”) that is a service contract. The ASU aligns the accounting for costs incurred to implement a CCA that is a service arrangement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. ASU 2018-15 is effective for annual reporting periods after December 15, 2020 and interim periods within annual periods after December 15, 2021. Early adoption is permitted and this ASU can be applied on either a retrospective or prospective basis. The Company is currently evaluating the impact of this guidance on the financial statements.

Recently Adopted Accounting Guidance

In 2020, the Company adopted ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). This guidance simplifies the accounting for goodwill impairments by eliminating the second step from the goodwill impairment test. The ASU requires goodwill impairments to be measured on the basis of the fair value of a reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. The ASU also (i) clarifies the requirements for excluding and allocating foreign currency translation adjustments to reporting units related to an entity’s testing of reporting units for goodwill impairment; and (ii) clarifies that an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Company adopted ASU 2017-04 on January 1, 2020 with no material impact to the Consolidated Financial Statements.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The revised credit loss guidance will replace the existing “incurred loss” model with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as is required with the current other-than-temporary impairment credit loss model.

Under ASU 2016-13, the Company is required to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company reviewed its Consolidated Financial Statements and determined that the amounts in scope were primarily related to short term receivables from TPG Funds and investment vehicles. The guidance was effective for the Company in the first quarter of 2020 and the adoption of this guidance did not have a material impact on the Company’s Consolidated Financial Statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which provides amendments to ASC 842. ASU 2016-02 requires recognition of a right-of-use asset and a lease liability by lessees for leases classified as operating leases. The guidance retains a distinction between finance leases and operating leases. Operating leases will result in straight-line lease expense, while finance leases will result in front-loaded expense.

The Company adopted the guidance on January 1, 2019 using the modified retrospective approach and elected not to recast figures in the comparative periods.

Upon adoption of the new guidance, the Company recognized operating lease liabilities of $121.7 million and corresponding right-of-use assets of $108.3 million on the Consolidated Statements of Financial Condition. These amounts were calculated as the present value of remaining lease payments on existing leases as of

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

January 1, 2019, discounted using an incremental borrowing rate for each lease as of the adoption date. Additionally, upon adoption, $11.7 million of deferred rent and $0.9 million of prepaid rent was reclassified from accounts payable and other assets, respectively, to operating right-of-use assets.

3.	Investments

Investments consist of the following (in thousands):

	December 31,
	2020	2019
Equity method – capital allocation-based income	$3,451,863	$2,992,407
Equity method – capital interests (includes assets pledged of $395,172 and $366,463)	422,314	483,637
Equity method – fair value option	—	79,119
Equity method – other	621,831	110,445
Equity investments	50,235	99,773

Total investments	$4,546,243	$3,765,381

Net gains (losses) from capital allocation-based income and capital interests are disclosed in the Revenue section of Note 2. The following table summarizes net gains (losses) from investment activities (in thousands):

	Year Ended December 31,
	2020	2019	2018
Net gains (losses) from investment activities
Net (losses) gains of equity method investments, fair value option	$(32,170)	$11,399	$(38,927)
Net gains of equity method investments – other (a)	31,027	15,385	198,596
Net (losses) gains from equity investments (b)	(4,696)	44,910	3,979

Total net (losses) gains from investment activities	$(5,839)	$71,694	$163,648

Gain on deconsolidation (see Note 1)	$401,695	$—	$—

(a)

In July 2018, the Company completed a business combination which resulted in a gain on deconsolidation of TPG Pace Energy Holdings in an amount of $257.5 million in which the Company held significant influence through its retained investment as of December 31, 2018.

(b)	In November 2019, the Company completed a business combination which resulted in a gain on deconsolidation of TPG Pace Holdings in an amount of $46.2 million as of December 31, 2019.

Equity Method Investments, Fair Value Option

In November 2020, the Company distributed to its partners 8.8 million of Playa Hotels & Resorts N.V. (“PLYA”) shares in-kind at a value at the distribution date of $41.2 million which is recognized in in-kind distributions of investments on the Consolidated Statements of Cash Flows. As of December 31, 2020, the Company held 2.0 million earnout warrants with an aggregate fair value of $9.2 million. The earnout warrants entitle the Company to acquire one ordinary share for each earnout warrant for an exercise price of €0.10 per ordinary share if the price per share underlying the earnout warrants on the NASDAQ is greater than $13.00 for a period of more than 20 days out of 30 consecutive trading days within five years after March 13, 2017. The earnout warrants expire five years after March 13, 2017 or earlier upon redemption or liquidation in accordance with their terms. As a result of the distribution of shares, TPG is no longer entitled to designate a nominee for the

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Playa board of directors, and therefore, the Company no longer holds significant influence over PLYA. As such, the Company now accounts for its remaining investment in PLYA as an equity investment.

As of December 31, 2019, the Company held a 6.7% beneficial ownership interest in PLYA, consisting of 8.8 million shares and 2.0 million earnout warrants, with an aggregate fair value of $79.1 million. In addition to its beneficial ownership in PLYA, the Company held two out of eight board of director seats and also held the chair of the capital allocation committee.

Equity Method Investments

In May 2020, the Company deconsolidated the assets, liabilities, and partners’ capital of the Former Affiliate and remeasured the retained investment in the Former Affiliate at fair value. As a result of the remeasurement, the carrying value of the Company’s investment in the Former Affiliate was $401.7 million higher than its interests in the Former Affiliate’s underlying net assets. Of this basis difference, $28.6 million relates to specific investment funds of the Former Affiliate and will be amortized on a straight-line basis over the funds’ estimated remaining lives. The amortization is recognized in net gains (losses) from investment activities in the Consolidated Statements of Operations. The remaining amount relates to equity method goodwill recognized upon deconsolidation which is not amortized.

In October 2018, the Company entered into a strategic relationship with NewQuest Partners Master G.P. Ltd., NewQuest Capital Management Limited, NewQuest Holdings Limited, and certain NewQuest equity principals (collectively “NewQuest”) wherein the Company acquired a 33% interest in NewQuest for an aggregate price of $37.9 million comprising cash of $17.7 million and the issuance of 0.335% shares in the Holdings Companies with a fair market value of $20.2 million. The Company accounts for its investment in NewQuest using the equity method of accounting. At acquisition, the fair value of the Holding Companies’ 33% interest in NewQuest exceeded the carrying value of NewQuest’s underlying assets and the Company accounted for this difference as equity method goodwill.

The shares of the Holdings Companies had a book value of $8.1 million which resulted in a dilution of $10.2 million to the equity holders of the transferred shares.

In February 2021, the Company signed an agreement to purchase an additional 33% interest in NewQuest for $30.0 million of consideration in cash, partnership interests, and other deferred consideration. The Company closed the transaction in July 2021. Management has not yet completed all the analyses needed to estimate the impact to the Consolidated Financial Statements.

Equity Investments

Equity investments represent the Company’s proprietary equity investments. At December 31, 2020 and 2019, the Company held equity investments with readily determinable fair values of $4.5 million and $58.9 million, respectively. The Company evaluates its equity method investments in which it has not elected the fair value option for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. In 2020, the Company recognized impairment losses of $4.3 million on an equity investment without a readily determinable fair value based on significant deterioration of earnings performance. In 2019 and 2018, there were no adjustments to the carrying value of equity investments without readily determinable fair values.

Summarized Financial Information

TPG evaluates each of its equity method investments to determine if any are significant as defined in the regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”). As of and for the years

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

ended December 31, 2020, 2019, and 2018, no individual equity method investment held by TPG met the significance criteria. As such, TPG is not required to present separate financial statements for any of its equity method investments.

The following table shows summarized financial information relating to the Consolidated Statements of Financial Condition for all of TPG’s equity method investments assuming 100% ownership as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Total assets	$76,963,893	$70,859,366
Total liabilities	14,191,759	15,511,269
Total equity	62,772,134	55,348,097

The following table shows summarized financial information relating to the Consolidated Statements of Operations for all of TPG’s equity method investments assuming 100% ownership for the years ended December 31, 2020, 2019 and 2018 (in thousands):

	Year Ended December 31,
	2020	2019	2018
Interest, dividends and other	$1,078,999	$1,336,837	$1,204,953
Expenses	1,540,721	2,206,747	1,880,207
Net gains from investment activities	9,103,461	6,693,996	3,500,304

Net income	$8,641,739	$5,824,086	$2,825,050

4.	Investments and Securities Sold, Not Yet Purchased held by consolidated TPG Funds

Investments of consolidated TPG Funds, by geographic region and industry, consist of the following (dollars in thousands):

	December 31, 2020		December 31, 2019
	Fair Value	Fair Value % of Total	Fair Value	Fair Value % of Total
Investments of consolidated TPG Funds:
North America:
North America equity securities
Capital goods	$12,795	5.3%	$4,423	1.8%
Consumer services	16	0.1%	77	0.1%
Diversified financials	9,034	3.7%	19,855	8.0%
Energy	504	0.2%	1,726	0.7%
Food and staples retailing	829	0.3%	782	0.3%
Food, beverage and tobacco	13	0.1%	—	0.0%
Healthcare equipment and services	23,520	9.6%	19,555	7.9%
Insurance	829	0.3%	1,032	0.4%
Materials	15,975	6.6%	23,849	9.5%
Media	4,033	1.7%	5,499	2.2%
Pharmaceuticals, biotechnology and life sciences	540	0.2%	4,221	1.7%
Real estate	830	0.3%	904	0.4%
Retail	7,156	2.9%	213	0.1%
Semiconductors and semiconductor equipment	2	0.1%	—	0.0%
Software and services	1,988	0.8%	1,909	0.8%
Technology hardware and equipment	53,530	21.9%	52,238	21.0%
Utilities	19,090	7.7%	28,701	11.6%

North America equity securities total (Cost: 2020 $124,420; 2019 $139,834)	150,684	61.8%	164,984	66.5%

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

	December 31, 2020		December 31, 2019
	Fair Value	Fair Value % of Total	Fair Value	Fair Value % of Total
Latin America:
Latin America equity securities
Transportation	8	0.1%	—	0.0%

Latin America equity securities total (Cost: 2020 $0; 2019 $0)	8	0.1%	—	0.0%

Europe:
Europe equity securities
Capital goods	13,555	5.5%	11,350	4.5%
Consumer services	10	0.1%	90	0.1%
Diversified financials	4,864	1.9%	8,037	3.1%
Food and staples retailing	—	0.0%	4	0.1%
Healthcare equipment and services	15,885	6.3%	15,085	6.0%
Media	2	0.1%	3	0.1%
Real estate	3	0.1%	—	0.0%
Retail	167	0.1%	167	0.1%
Transportation	5	0.1%	145	0.1%

Europe equity securities total (Cost: 2020 $27,856; 2019 $29,111)	34,491	14.2%	34,881	14.1%

Asia:
Asia equity securities
Capital goods	4,634	1.9%	6,567	2.6%
Healthcare equipment and services	11,475	4.7%	17,182	7.0%
Materials	8,155	3.4%	—	0.0%
Retail	33,896	13.8%	24,229	9.8%
Utilities	18	0.1%	—	0.0%

Asia equity securities total (Cost: 2020 $34,360; 2019 $31,867)	58,178	23.9%	47,978	19.4%

Investments of consolidated TPG Funds (Cost: 2020 $186,636; 2019 $200,812)	$243,361	100.0%	$247,843	100.0%

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Securities sold, not yet purchased, of consolidated TPG Funds, by geographic region and industry, consist of the following (in thousands):

	December 31, 2020		December 31, 2019
	Fair Value	Fair Value % of Total	Fair Value	Fair Value % of Total
Securities sold, not yet purchased, of consolidated TPG Funds:
North America:
North America equity securities
Capital goods	$4,325	5.4%	$8,772	8.4%
Consumer durables and apparel	—	0.0%	10,699	10.2%
Diversified financials	552	0.7%	1,537	1.5%
Healthcare equipment and services	5,068	6.4%	7,169	6.8%
Materials	—	0.0%	8,760	8.4%
Real Estate	1,728	2.2%	—	0.0%
Retail	25,216	31.6%	24,261	23.2%
Technology hardware and equipment	12,954	16.1%	14,334	13.6%
Utilities	7,786	9.8%	5,211	5.0%

North America equity securities total (Proceeds: 2020 $47,017; 2019 $83,539)	57,629	72.2%	80,743	77.1%

Europe:
Europe equity securities
Capital goods	837	1.0%	—	0.0%
Consumer durables and apparel	5,501	6.9%	5,745	5.4%
Healthcare equipment and services	8,660	10.8%	—	0.0%
Materials	—	0.0%	2,162	2.1%
Retail	5,366	6.7%	8,218	7.8%
Technology hardware and equipment	—	0.0%	717	0.7%
Utilities	6	0.1%	7	0.1%

Europe equity securities total (Proceeds: 2020 $20,028; 2019 $21,277)	20,370	25.5%	16,849	16.1%

Asia:
Asia equity securities
Technology hardware and equipment	1,799	2.3%	3,825	3.7%
Utilities	—	0.0%	3,243	3.1%

Asia equity securities total (Proceeds: 2020 $1,316; 2019 $6,040)	1,799	2.3%	7,068	6.8%

Securities sold, not yet purchased, of consolidated TPG Funds (Proceeds: 2020 $68,361; 2019 $110,856)	$79,798	100.0%	$104,660	100.0%

At December 31, 2020 and 2019, no investment in any individual security exceeded 5% of Partners’ Capital.

Securities sold, not yet purchased are fully collateralized by cash, securities and derivatives held at the prime brokers of the related consolidated TPG fund.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Realized and net change in unrealized gains (losses) from investment activities are comprised of the following (in thousands):

	Year Ended December 31,
	2020	2019	2018
Investment activities of consolidated TPG Funds and Public SPACs:
Realized gains, net on investments	$17,450	$19,660	$54,578
Realized (losses) gains on securities sold, not yet purchased	(13,461)	16,315	(10,744)
Change in unrealized gains (losses), net on investments	9,694	47,463	(52,771)
Change in unrealized (losses) gains on securities sold, not yet purchased	(17,633)	(7,234)	17,690

Total net (losses) gains from investments and securities sold short of consolidated TPG Funds	(3,950)	76,204	8,753

Realized (losses) gains, net on derivative instruments	(3,217)	5,407	(3,921)
Change in unrealized (losses) gains, net on derivative instruments	(11,524)	(6,400)	10,875

Total net (losses) gains on derivative instruments from investment activities of consolidated TPG Funds and Public SPACs	(14,741)	(993)	6,954

Net (losses) gains from investment activities of consolidated TPG Funds and Public SPACs	$(18,691)	$75,211	$15,707

5.	Derivative Instruments

The Company has both financial and non-financial derivative instruments.

Non-financial embedded derivative liability

The non-financial derivative liability consists of an embedded contingent zero strike price forward contract granted to an investor as part of a purchase of a non-controlling interest in the Holdings Companies (the “Embedded Derivative Liability”) and is included in other liabilities in the Consolidated Financial Statements.

The Embedded Derivative Liability granted to an investor has no expiration date and can be exercised up to the one-year anniversary date of an initial public offering event of the Company. At December 31, 2020 and 2019, the fair value of the Embedded Derivative Liability was $5.0 million and $5.6 million, respectively.

There were no related offsets or cash collateral pledged or received for the Embedded Derivative Liability for either of the years ended December 31, 2020 or 2019. The Embedded Derivative Liability is recorded at fair value at each reporting period and unrealized gains and losses in fair value are recorded in interest, dividends and other in the Consolidated Financial Statements.

For the years ended December 31, 2020, 2019 and 2018, the Company recorded unrealized gains of $0.6 million, $0.2 million and $0.9 million, respectively, on the Embedded Derivative Liability. Unrealized gains and losses on the Embedded Derivative Liability may be significant in future periods.

Derivatives assets and liabilities

The consolidated TPG Funds and SPACs enter into derivative contracts in connection with their proprietary trading activities, including total return swaps, interest rate swaps and futures, options, foreign currency

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

forwards, credit default swaps, warrants and FPAs, which meet the definition of a derivative in accordance with ASC 815. As a result of the use of derivative contracts, the consolidated TPG Funds and SPACs are exposed to the risk that counterparties will fail to fulfill their contractual obligations.

At December 31, 2020 and 2019, cash of $109.0 million and $129.2 million, respectively, held at the consolidated TPG Funds’ prime brokerage accounts was included in due from counterparty on the Consolidated Statements of Financial Condition.

The SPACs, as part of the consolidated TPG Funds, issue warrants and enter into FPAs, which meet the definition of a derivative in accordance with ASC 815. The warrants and FPAs are included in derivative liabilities of Public SPACs on the Consolidated Statements of Financial Condition. As a result of the issuance of warrants and FPAs, the consolidated TPG Funds and SPACs are exposed to the volatility of the underlying instruments.

As of December 31, 2020, the fair value of the warrants and FPAs was $263.3 million. As of December 31, 2019, there were no warrants and FPAs outstanding.

There were no related offsets or cash collateral pledged or received for the warrants and FPAs for the years ended December 31, 2020 or 2019.

For the years ended December 31, 2020, 2019 and 2018, the Company recorded unrealized losses on warrants and FPAs totaling $239.3 million, $15.3 million and $31.4 million, respectively.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

The consolidated TPG Funds and SPACs’ derivative instruments as well as other assets held at the prime broker were as follows (in thousands):

	December 31, 2020
	Fair Value	Other Assets at the Prime Broker	Total Amount Presented	Notional Value (a)
Derivatives not designated as hedging instruments under Subtopic 815-20:
Asset derivatives:
Total return swaps	$1,358	$—	$1,358	$11,968
Foreign currency forwards	155	—	155	22,847

	1,513	—	1,513	34,815
Cash	—	108,969	108,969	—

Due from counterparty	$1,513	$108,969	$110,482	$34,815

Liability derivatives:
Total return swaps	$11,763	$—	$11,763	$45,353
Foreign currency forwards	258	—	258	14,661

Due to counterparty	$12,021	$—	$12,021	$60,014

Public warrants	$70,730	$—	$70,730	$—
Forward purchase agreements	192,539	—	192,539	—

Derivative liabilities of Public SPACs	$263,269	$—	$263,269	$—

	December 31, 2019
	Fair Value	Other Assets at the Prime Broker	Total Amount Presented	Notional Value (a)
Derivatives not designated as hedging instruments under Subtopic 815-20:
Asset derivatives
Total return swaps	$4,373	$—	$4,373	$3,791
Foreign currency forwards	465	—	465	16,147

	4,838	—	4,838	19,938
Cash	—	129,195	129,195	—

Due from counterparty	$4,838	$129,195	$134,033	$19,938

Liability derivatives
Total return swaps	$3,971	$—	$3,971	$36,877
Foreign currency forwards	340	—	340	4,518

Due to counterparty	$4,311	$—	$4,311	$41,395

(a)

While notional value gives some indication of the volume of derivative trading activity, the notional amount is generally not exchanged, but is only used as the basis on which interest and other payments are exchanged. For certain derivative instruments that are denominated in foreign currencies, the fair value is translated to U.S. dollars at the balance sheet date while the notional value is translated to U.S. dollars at the transaction date.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Net gains (losses) on derivative instruments are included in the Consolidated Statements of Operations as net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs or unrealized losses on derivative liabilities of Public SPACs. The following are net gains (losses) recognized on derivative instruments of consolidated TPG Funds and Public SPACs (in thousands):

	Year Ended December 31,
	2020	2019	2018
Realized (losses) gains, net on total return swaps	$(5,139)	$6,726	$(2,585)
Realized gains (losses), net on foreign currency forwards	1,922	(1,319)	(1,336)
Unrealized (losses) gains, net on total return swaps	(10,807)	(6,323)	10,743
Unrealized (losses) gains, net on foreign currency forwards	(717)	(77)	132

Total net (losses) gains on derivative instruments from investment activities of consolidated TPG Funds	(14,741)	(993)	6,954

Unrealized losses, net on public warrants	(46,730)	(15,300)	(31,448)
Unrealized losses, net on forward purchase agreements	(192,539)	—	—

Total net losses on derivative instruments of Public SPACs	(239,269)	(15,300)	(31,448)

Net losses on derivative instruments	$(254,010)	$(16,293)	$(24,494)

6.	Fair Value Measurement

The following tables summarize the valuation of the Company’s financial assets and liabilities and those non-financial assets and liabilities that fall within the fair value hierarchy (in thousands):

	December 31, 2020
	Level I	Level II	Level III	Total
Assets
Equity investments	$13,680	$—	$—	$13,680
Assets of consolidated TPG Funds:
Equity investments	231,037	—	12,324	243,361
Foreign currency forwards	—	155	—	155
Total return swaps	—	1,358	—	1,358

Total assets	$244,717	$1,513	$12,324	$258,554

Liabilities
Embedded contingent zero strike price forward contract	$—	$—	$5,000	$5,000
Liabilities of consolidated TPG Funds and Public SPACs:
Public warrants	70,730	—	—	70,730
Forward purchase agreements	—	—	192,539	192,539
Securities sold, not yet purchased	79,798	—	—	79,798
Foreign currency forwards	—	258	—	258
Total return swaps	—	11,763	—	11,763

Total liabilities	$150,528	$12,021	$197,539	$360,088

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

	December 31, 2019
	Level I	Level II	Level III	Total
Assets
Equity method investment – fair value option	$79,119	$—	$—	$79,119
Equity investments	58,874	—	—	58,874
Collateralized debt securities	—	21,601	—	21,601
Assets of consolidated TPG Funds:
Equity investments	230,617	—	17,226	247,843
Foreign currency forwards	—	465	—	465
Total return swaps	—	4,373	—	4,373

Total assets	$368,610	$26,439	$17,226	$412,275

Liabilities
Embedded contingent zero strike price forward contract	$—	$—	$5,600	$5,600
Liabilities of consolidated TPG Funds:
Securities sold, not yet purchased	104,660	—	—	104,660
Foreign currency forwards	—	340	—	340
Total return swaps	—	3,971	—	3,971

Total liabilities	$104,660	$4,311	$5,600	$114,571

The valuation methodology used in the determination of the fair value of financial instruments for which Level III inputs were used at December 31, 2020 and 2019 included a combination of the market approach and income approach.

The following tables summarize the changes in the fair value of financial instruments for which the Company has used Level III inputs to determine fair value (in thousands):

	Year Ended December 31, 2020
	Equity Securities	Debt Securities	Distressed Debt	Derivatives	Total
Assets
Balance, beginning of period	$17,226	$—	$—	$—	$17,226
Realized losses, net	(3,208)	—	—	—	(3,208)
Unrealized losses, net	(293)	—	—	—	(293)
Purchases	631	—	—	—	631
Proceeds	(2,418)	—	—	—	(2,418)
Transfers (a)	386	—	—	—	386

Balance, end of period	$12,324	$—	$—	$—	$12,324

Liabilities
Balance, beginning of period	$—	$—	$—	$5,600	$5,600
Unrealized losses, net	—	—	—	191,939	191,939

Balance, end of period	$—	$—	$—	$197,539	$197,539

(a)	Transfers into Level III equity securities of $0.4 million for the year ended December 31, 2020 were due to changes in the observability of inputs used in valuation.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

	Year Ended December 31, 2019
	Equity Securities	Debt Securities	Distressed Debt	Derivatives	Total
Assets
Balance, beginning of period	$20,226	$355	$46	$—	$20,627
Realized losses, net	(1,303)	—	(35)	—	(1,338)
Unrealized gains (losses), net	1,385	(174)	(14)	—	1,197
Purchases	1	7	—	—	8
Proceeds	(2,101)	(188)	3	—	(2,286)
Transfers (a)	(982)	—	—	—	(982)

Balance, end of period	$17,226	$—	$—	$—	$17,226

Liabilities
Balance, beginning of period	$—	$—	$—	$5,800	$5,800
Unrealized gains, net	—	—	—	(200)	(200)

Balance, end of period	$—	$—	$—	$5,600	$5,600

(a)	Transfers out of Level III equity securities of $1.0 million for the year ended December 31, 2019 were due to changes in the observability of inputs used in valuation.

Total realized and unrealized gains and losses recorded for Level III investments are reported in net gains (losses) from investment activities of consolidated TPG Funds and Public SPACs and unrealized losses on derivative liabilities of consolidated TPG Funds and Public SPACs in the accompanying Consolidated Financial Statements.

The following tables provide qualitative information about investments categorized in Level III of the fair value hierarchy as of December 31, 2020 and 2019. In addition to the techniques and inputs noted in the table below, in accordance with the valuation policy, other valuation techniques and methodologies are used when determining fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level III inputs as they relate to the Company’s fair value measurements (fair value measurements in thousands):

	Fair Value December 31, 2020		Valuation Technique(s)	Unobservable Input(s) (a)	Range (Weighted Average) (b)
Assets
Equity securities	$12,324		Market comparables	LTM EBITDA multiple	3.8x - 14.5x (12.8x)
				FWD EBITDA multiple	5.75x - 5.75x (5.75x)
				NOI cap rate	6.5% - 7.1% (7.0%)
			Discounted cash flows	15% Discount rate	Not applicable
			Indicative pricing	Operating and market performance	Not applicable
			Last transaction price	Operating and market performance	Not applicable

	$12,324	(c)

Liabilities
Forward purchase agreements	$192,539		Market comparables	Implied volatility	22.0% - 45.0% (38.7%)
Embedded contingent zero strike price forward contract	5,000		Other	Probability weighted expected return	Not applicable

$197,539

(a)

In determining certain of these inputs, management evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company-specific developments including exit strategies and realization

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

opportunities. Management has determined that market participants would take these inputs into account when valuing the investments. LTM represents Last Twelve Months, EBITDA represents Earnings Before Interest, Taxes, Depreciation and Amortization, FWD represents Forward and NOI represents Net Operating Income.
(b)	Inputs weighted based on fair value of investments in range.
(c)

Amounts include $0.2 million of investments whose valuation inputs are not directly comparable to other private equity investments, and as such, the unobservable inputs associated with these investments have been excluded from this table. These investments include financial instruments for which fair value is primarily based on expected proceeds ($0.2 million).

	Fair Value December 31, 2019		Valuation Technique(s)	Unobservable Input(s) (a)	Range (Weighted Average) (b)
Assets
Equity securities	$17,226		Market comparables	LTM EBITDA multiple	4.8x - 14.0x (12.8x)
				LTM revenue multiple	0.3x - 1.0x (0.5x)
				FWD EBITDA multiple	5.5x - 12.0x (6.6x)
				NOI cap rate	5.6% - 6.7% (6.0%)
			Discounted cash flows	15% Discount rate	Not applicable
			Indicative pricing	Operating and market performance	Not applicable
			Last transaction price	Operating and market performance	Not applicable

	$17,226	(c)

Liabilities
Derivatives	5,600	(d)	Option pricing model	Volatility	Not applicable

$5,600

(a)

In determining certain of these inputs, management evaluates a variety of factors including economic conditions, industry and market developments, market valuations of comparable companies and company-specific developments including exit strategies and realization opportunities. Management has determined that market participants would take these inputs into account when valuing the investments. LTM represents Last Twelve Months, EBITDA represents Earnings Before Interest, Taxes, Depreciation and Amortization, FWD represents Forward and NOI represents Net Operating Income.

(b)	Inputs weighted based on fair value of investments in range.
(c)

Amounts include $0.2 million of investments whose valuation inputs are not directly comparable to other private equity investments, and as such, the unobservable inputs associated with these investments have been excluded from this table. These investments include financial instruments for which fair value is primarily based on expected proceeds ($0.2 million).

(d)	Includes Embedded Derivative Liability for which fair value is based on recent transaction values, certain performance thresholds and an option pricing model of the Holdings Companies.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

7.	Other Assets

Other assets consist of the following (in thousands):

	December 31,
	2020	2019
Fixed assets, net:
Leasehold improvements	$41,288	$49,472
Computer hardware and software	7,490	10,132
Furniture, fixtures and equipment	7,414	9,625
Other fixed assets	12,726	13,183
Accumulated depreciation	(34,941)	(42,590)

	33,977	39,822

Collateralized debt securities	—	21,601
Intangible assets, net	1,146	1,171
Notes receivable from affiliates	18,292	25,744
Goodwill	26,500	26,500
Prepaid expenses	24,690	22,865
Other	24,694	24,785

Other assets	$129,299	$162,488

Collateralized Debt Securities

At December 31, 2020, the Company no longer held collateralized debt securities as result of the deconsolidation of the Former Affiliate.

A previously consolidated subsidiary of the Company invested in collateralized debt securities for risk retention purposes. The Company did not hold these securities with the intent of selling them near-term; however, the Company may have disposed of the securities prior to maturity so the collateralized debt securities would have been designated as available-for-sale on the date of acquisition. Collateralized debt securities designated as available-for-sale were carried at estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income. Interest income on collateralized debt securities was recorded in net gains from investment activities in the Consolidated Statements of Operations. Unrealized losses on collateralized debt securities that, in the judgment of management, were other than temporary were also recorded in net gains from investment activities in the Consolidated Statements of Operations.

8.	Accounts Payable and Accrued Expenses, and Other Liabilities

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,
	2020	2019
Trade accounts payable	$38,988	$21,039
Accrued expenses	28,906	49,559

Accounts payable and accrued expenses	$67,894	$70,598

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Other liabilities consist of the following (in thousands):

	December 31,
	2020	2019
Performance fee reserve (see Note 16)	$60,713	$71,749
Embedded derivative liability	5,000	5,600
Repurchase agreement	—	21,734
Other	2,017	3,719

Other liabilities	$67,730	$102,802

Repurchase Agreement

At December 31, 2020, the Company has no repurchase agreement liabilities as result of the deconsolidation of the Former Affiliate.

One of the Company’s previously consolidated subsidiaries entered into a repurchase agreement with an unrelated counterparty. The repurchase agreement required the unrelated counterparty to return the same securities upon maturity of the transaction. The Company recorded the repurchase agreement at the contractual amount plus accrued interest in the Consolidated Statements of Financial Condition. The Company believed that the carrying value of the repurchase agreement approximated fair value.

The Company’s previously consolidated subsidiary pledged securities with a carrying value of $21.6 million and another previously consolidated entity guaranteed up to a maximum of $4.4 million to collateralize the repurchase agreement. The unrelated counterparty may have repledged, hypothecated, transferred, or otherwise used the collateralized debt securities. The contractual maturity of the repurchase agreement was July 2027.

9.	Credit and Market Risk

The Company holds substantially all of its excess cash in bank deposits at highly rated banking corporations or investments in highly rated money market funds, which are included in cash and cash equivalents, restricted cash, investments held in Trust Accounts and cash and cash equivalents held by consolidated TPG Funds and Public SPACs in the Consolidated Financial Statements. The Company continually monitors the risk associated with these deposits and investments. Management believes the carrying values of these assets are reasonable taking into consideration credit and market risks along with estimated collateral values, payment histories and other information.

In the normal course of business, TPG encounters market and credit risk concentrations. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors. The TPG Funds are subject to credit risk to the extent any counterparty is unable to deliver cash balances, securities, or the fair value of swaps, or clear security transactions on the TPG Funds’ behalf. The settlement, clearing and depository operations for the TPG Funds’ securities trading activities are performed pursuant to agreements with counterparties, which are primarily global financial institutions. The TPG Funds manage this risk by monitoring daily the financial condition and credit quality of the parties with which the TPG Funds conduct business, but in the event of default by any of the TPG Funds’ counterparties, the loss to the TPG Funds could be material.

The Company is subject to potential concentration risk related to the investors’ commitments to TPG Funds. At December 31, 2020, no individual investor accounted for more than 10% of the total committed capital to TPG’s active funds.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Furthermore, certain of the TPG Funds’ investments are made in private companies and there are generally no public markets for the underlying securities at the current time. The TPG Funds’ ability to liquidate their publicly-traded investments are often subject to limitations, including discounts that may be required to be taken on quoted prices due to the number of shares being sold. Subordinate investments held by TPG may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market and the small size of the issue (relative to issues of comparable interests). As a result, the TPG Funds may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value. Other limitations for TPG to dispose of an investment and realize value include currency fluctuations and natural disasters.

The TPG Funds make investments outside of the United States. Investments outside the U.S. may be subject to less developed bankruptcy, corporate, partnership and other laws (which may have the effect of disregarding or otherwise circumventing the limited liability structures potentially causing the actions or liabilities of one fund or a portfolio company to adversely impact the TPG Funds or an unrelated fund or portfolio company). Non-U.S. investments are subject to the same risks associated with the TPG Funds’ U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Furthermore, TPG is exposed to economic risk concentrations related to certain large investments as well as concentrations of investments in certain industries and geographies.

TPG is exposed to economic risk concentrations insofar as the Company is dependent on the ability of the TPG Funds that it manages to compensate it for the services it provides to these TPG Funds. Further, the incentive income component of this compensation is based on the ability of such TPG Funds to generate returns above certain specified thresholds.

Additionally, TPG is exposed to interest rate risk. TPG has debt obligations that have variable rates. Interest rate changes may therefore affect the amount of interest payments, future earnings and cash flows.

TPG’s derivative financial instruments contain credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. Some of the markets in which the Company may effect its transactions are “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer losses. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. TPG attempts to minimize this risk by limiting its counterparties to major financial institutions with strong credit ratings.

10.	Variable Interest Entities

TPG consolidates VIEs in which it is considered the primary beneficiary as described in Note 2. TPG’s investment strategies differ by consolidated TPG Fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and carried interests. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

The assets of consolidated VIEs may only be used to settle obligations of these consolidated VIEs. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities.

The Company holds variable interests in certain VIEs which are not consolidated as it is determined that the Company is not the primary beneficiary. The Company’s involvement with such entities is in the form of direct equity interests and fee arrangements. The fundamental risks have similar characteristics, including loss of invested capital and loss of management fees and carried interests. Accordingly, disaggregation of TPG’s involvement by type of VIE would not provide more useful information. TPG may have an obligation as general partner to provide commitments to unconsolidated VIEs. For the years ended December 31, 2020 and 2019, TPG did not provide any amounts to unconsolidated VIEs other than its obligated commitments.

The maximum exposure to loss represents the loss of assets recognized by TPG relating to non-consolidated entities and any amounts due to non-consolidated entities.

The assets and liabilities recognized in the Company’s Consolidated Statements of Financial Condition related to its interest in these non-consolidated VIEs and its maximum exposure to loss relating to non-consolidated VIEs were as follows:

	December 31,
	2020	2019
Investments (includes assets pledged of $395,172 and $366,463)	$4,370,964	$3,476,044
Due from affiliates	32,172	82,823

VIE-related assets	4,403,136	3,558,867
Potential clawback obligation	823,040	732,795
Due to affiliates	15,247	31,058

Maximum exposure to loss	$5,241,423	$4,322,720

Securitization Vehicles

During 2018, certain subsidiaries of the Company issued $200.0 million in privately placed securitization notes. Certain equity interests of these subsidiaries serve as collateral for the notes. The Company used one or more special purpose entities that are considered VIEs to issue notes to third-party investors in the securitization transactions. The notes issued by these VIEs are backed by the cash flows related to the Company’s equity method investments (“Participation Rights”) in certain funds. The Company determined that it is the primary beneficiary of the securitization vehicles because (i) its servicing responsibilities for the Participation Rights gives it the power to direct the activities that most significantly impact the performance of the VIEs, and (ii) its variable interests in the VIEs gives the Company the obligation to absorb losses and the right to receive residual returns that could potentially be significant. In 2019, certain subsidiaries of the Company issued an additional $50.0 million in privately placed securitization notes.

The transfer of Participation Rights to the special purpose entities are considered sales for legal purposes. However, the Participation Rights and the related debt remain on the Company’s Consolidated Statements of Financial Condition. The Company recognizes interest expense on the secured borrowings issued by the special purpose entities.

The Participation Rights of the VIEs, cash and restricted cash serve as the sole source of repayment for the notes issued by these entities. Investors in the notes issued by the VIEs do not have recourse to the Company or to its other assets. Additionally, the Participation Rights and other assets directly held by the VIEs are not available to satisfy the general obligations of the Company.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

As the primary beneficiary of these entities, the Company is exposed to credit, interest rate and market risk from the Participation Rights in the VIEs. However, the Company’s exposure to these risks did not change as a result of the transfer of Participation Rights to the VIEs. The Company may also be exposed to interest rate risk arising from the secured notes issued by the VIEs. The secured notes issued by the VIE’s are shown on the Company’s Consolidated Statements of Financial Condition as secured borrowings, net of unamortized issuance costs for the years ended December 31, 2020 and 2019 of $5.4 million and $5.7 million, respectively.

The following table depicts the total assets and liabilities related to VIE securitization transactions included in the Company’s Consolidated Statements of Financial Condition:

	December 31,
	2020	2019
Cash and cash equivalents	$8,195	$46,219
Restricted cash	13,135	13,637
Participation rights receivable (a)	395,172	366,463
Due from affiliates	701	1,558

Total assets	$417,203	$427,877

Accrued interest	$191	$953
Due to affiliates and other	19,766	49,571
Secured borrowings, net	244,642	244,335

Total liabilities	$264,599	$294,859

(a)	Participation rights receivable related to VIE securitization transactions are included in investments in the Company’s Consolidated Statements of Financial Condition.

11.	Credit Facilities

Subordinated Credit Facility

In August 2014, a consolidated subsidiary of the Company entered into two $15.0 million subordinated revolving credit facilities (collectively, the “Subordinated Credit Facility”), for a total commitment of $30.0 million. The Subordinated Credit Facility is available for direct borrowings and is guaranteed by related entities of the Company. In July 2020, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2021 to August 2022. In August 2019, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2020 to August 2021. The interest rate for borrowings under the Subordinated Credit Facility is calculated at the LIBOR rate at the time of borrowing plus 2.25%. In July 2021, the subsidiary extended the maturity date of the Subordinated Credit Facility from August 2022 to August 2023.

During the year ended December 31, 2020, the subsidiary borrowed $55.0 million and made repayments of $55.0 million on the Subordinated Credit Facility, leaving a zero balance at December 31, 2020. During the year ended December 31, 2019, the subsidiary borrowed $3.0 million and made repayments of $3.0 million on the Subordinated Credit Facility, leaving a zero balance at December 31, 2019.

During each of the years ended December 31, 2020, 2019 and 2018, the subsidiary incurred interest expense and uncommitted line of credit fees on the Subordinated Credit Facility of $0.2 million, $0.1 million and $0.2 million, respectively.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Secured Borrowings

The Company’s secured borrowings are issued using on-balance sheet securitization vehicles, as further discussed in Note 10. The secured borrowings are repayable only from collections on the underlying securitized equity method investments and restricted cash. The secured borrowings are separated into two tranches. Tranche A secured borrowings were issued in May 2018 at a fixed rate of 5.33% with an aggregate principal balance of $200 million due June 21, 2038, with interest paid semiannually. Tranche B secured borrowings were issued in October 2019 at a fixed rate of 4.75% with an aggregate principal balance of $50 million due June 21, 2038, with interest paid semiannually. The secured borrowings contain an optional redemption feature giving the Company the right to call the notes in full or in part. If the secured borrowings are not redeemed on or prior to June 20, 2028, the Company will pay additional interest equal to 4.00% per annum. Interest expense related to tranche A and tranche B secured borrowings for the years ended December 31, 2020, 2019 and 2018 was approximately $13.1 million, $11.9 million and $7.0 million, respectively.

The secured borrowings contain covenants and conditions customary in transactions of this nature, including negative pledge provisions, default provisions and operating covenants, limitations on certain consolidations, mergers and sales of assets. At December 31, 2020, the Company is in compliance with these covenants and conditions.

Secured Financing Arrangement

During 2018, a consolidated subsidiary of the Company purchased collateralized loan obligation securities. The consolidated subsidiary financed the purchase of the securities utilizing a repurchase agreement with an unrelated counterparty wherein the securities were sold to the counterparty under an agreement to repurchase the securities. The agreement provided that the consolidated subsidiary receive the same securities at the maturity of the agreement and that the consolidated subsidiary obtain from the counterparty sufficient cash to finance the purchase of the securities. These securities are carried at the estimated fair value and are included in other assets on the Consolidated Statements of Financial Condition. The repurchase obligation is recorded at carrying value plus accrued interest and is included in other liabilities on the Consolidated Statements of Financial Condition. The Company does not offset assets and liabilities relating to the repurchase agreements.

Additionally, a consolidated entity of the Company guaranteed a specified amount of the consolidated subsidiary’s obligations to the counterparty.

In May 2020, the Company deconsolidated the subsidiary as part of its disaffiliation from the Former Affiliate. Therefore, the collateralized loan obligation securities and repurchase obligation are no longer included on the Consolidated Statements of Financial Condition at December 31, 2020. Additionally, the Company no longer guarantees the formerly consolidated subsidiary’s obligations to the counterparty at December 31, 2020.

Revolving Credit Facility

During the years ended December 31, 2020 and 2019, certain consolidated TPG funds neither borrowed nor made repayments under a separate revolving credit facility, leaving a zero balance at December 31, 2020 and 2019. The interest rate for borrowings under the revolving credit facility is calculated at the LIBOR rate at the time of borrowing plus 1.50%.

12.	Income Taxes

The Company is treated as a partnership for income tax purposes and is therefore not subject to U.S. federal, state or local income taxes. Certain consolidated subsidiaries are subject to taxation in the U.S. (federal, state or local) and foreign jurisdictions as a result of their entity classification for tax reporting purposes.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

The Company has provided U.S. federal, foreign and state and local corporate income tax for certain consolidated subsidiaries. The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2020	2019	2018
Current income taxes
International	$7,936	$360	$5,281
Federal	1,124	2,195	1,659
State and local	1,582	1,709	2,252

	10,642	4,264	9,192
Deferred income taxes (income tax benefits)
International	(337)	1,719	(298)
Federal	(334)	(136)	(590)
State and local	(192)	(158)	(91)

	(863)	1,425	(979)

Income tax expense	$9,779	$5,689	$8,213

Income taxes are provided at the applicable statutory rates. The tax effects of temporary differences resulted in the following deferred tax assets and liabilities (in thousands):

	December 31,
	2020	2019
Deferred tax assets
Accruals	$1,907	$1,263
Fixed assets	368	364
Straight line rent	467	957
Net operating loss carryforwards	742	761
Partnership book/tax differences	(215)	(683)

	3,269	2,662
Less valuation allowance	(715)	(729)

Deferred tax assets, net	$2,554	$1,933

Deferred tax liabilities
Accruals	$29	$101
Fixed assets	808	1,139
Other	(461)	(934)

Deferred tax liabilities, net	$376	$306

The Company’s deferred tax assets and deferred tax liabilities are included in the Consolidated Financial Statements within other assets, and accounts payable and accrued expenses, respectively.

At December 31, 2020, the Company did not have any foreign or federal net operating loss carryforwards, any state or local net operating losses, or any foreign tax credit carryforwards, net of valuation allowance.

The Company also considers projections of taxable income in evaluating its ability to utilize deferred tax assets. In projecting its taxable income, the Company begins with historic results and incorporates assumptions

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

of the amount of future pretax operating income. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates that the Company uses to manage its business. The Company’s projections of future taxable income that include the effects of originating and reversing temporary differences, including those for the tax basis intangibles, indicate that it is more likely that not that the benefits from the deferred tax asset will be realized.

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate of the Company’s income tax expense:

	Year Ended December 31,
	2020	2019	2018
U.S. federal taxes at statutory rate	21.00%	21.00%	21.00%
Income passed through to partners	(24.51)	(21.10)	(21.96)
Permanent adjustments	0.01	0.03	1.55
International tax rate differentials	4.08	0.42	0.25
State and local tax provisions	0.10	0.13	0.30

Effective income tax rate	0.68%	0.48%	1.14%

For the years ended December 31, 2020, 2019, and 2018, international tax rate differentials include unrealized losses on derivatives attributable to consolidated Public SPACs which impacted the rate by 3.47%, 0.27% and (0.24)%, respectively. Additionally, for the year ended December 31, 2018, permanent adjustments also include unrealized losses on derivatives attributable to consolidated Public SPACs which impacted the rate by 1.16%.

The Company does not believe that it has any tax position for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. The Company applies the provisions of ASC 740, which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions for all federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Based on this review, adjustments for uncertain income tax positions of $3.8 million and $3.1 million, exclusive of penalties and interest, were required for each of the years ended December 31, 2020 and 2019, respectively.

In the normal course of business, the Company is subject to examination by U.S. federal and certain state, local and foreign tax regulators. At December 31, 2020, the U.S. federal, state, local and foreign income tax returns for the years 2017 through 2019 are generally open under the normal statute of limitations and therefore subject to examination.

13.	Sale of non-controlling interests in consolidated entities

In June 2017, the Holdings Companies sold an equity interest in the Former Affiliate of 1.5625% to a strategic investor for an aggregate price of $50.0 million. The Holdings Companies received $17.5 million in proceeds upon closing with the balance to be paid in equal installments over three years. The Company received $10.8 million in each of the years ended December 31, 2020, 2019 and 2018. The payments are shown in the Consolidated Statements of Changes in Partners’ Capital. As of December 31, 2020, the receivable for the sale of non-controlling interests in consolidated entities has been settled in full. The sale of the equity interests is subject to a put provision whereby, under limited circumstances, the Holdings Companies would be required to repurchase all the equity interest previously sold in excess of any distributions received. This provision expires in June 2022.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

14.	Related Party Transactions

Due from and Due to Affiliates

Due from affiliates and due to affiliates consist of the following (in thousands):

	December 31,
	2020	2019
Portfolio companies	$32,193	$50,870
Partners and employees	1,856	2,019
Other related entities	42,331	188,722
Unconsolidated VIEs	32,172	82,823

Due from affiliates	$108,552	$324,434

Portfolio companies	$6,965	$12,935
Partners and employees	92,312	83,184
Other related entities	348,861	375,866
Unconsolidated VIEs	15,247	31,058

Due to affiliates	$463,385	$503,043

Affiliate receivables and payables historically have been settled in the normal course of business without formal payment terms, generally do not require any form of collateral and do not bear interest.

Revolving Credit Facility to Affiliate

In March 2011, the Company secured a $400.0 million credit facility on behalf of an affiliate. In May 2018, the Company entered into an amended and restated Secured Revolving Credit Facility Agreement under which certain terms were modified, including reduced commitments of $300.0 million, an extension of the maturity to May 2023 and certain components of financial covenants were redefined. In November 2020, the Company entered into an amended and restated Revolving Credit Facility Agreement under which certain terms were modified, including releasing all collateral pledged under the prior Secured Revolving Credit Facility and extending the maturity to November 2025. The interest rate for borrowings on the credit facility is calculated at the LIBOR rate at the time of the borrowing plus 1.75%.

During the year ended December 31, 2020, the Company borrowed $150.0 million and made repayments of $100.0 million on the Revolving Credit Facility to Affiliate, leaving a balance of $50.0 million at December 31, 2020. During the year ended December 31, 2019, the Company neither borrowed nor made repayments on the credit facility, leaving a zero balance at December 31, 2019. At December 31, 2020 and 2019, $250.0 million and $300.0 million was available to be borrowed under the terms of the credit facility, respectively. In August 2021, the Company repaid $50.0 million on the Revolving Credit Facility to Affiliate.

During the year ended December 31, 2020, the Company incurred interest expense on the Revolving Credit Facility of $2.4 million.

Fund Investments

Certain of the Company’s investment professionals and other individuals have made discretionary investments of their own capital in the TPG Funds. These investments are generally not subject to management fees or carried interest at the discretion of the general partner. Investments made by these individuals during the years ended December 31, 2020 and 2019 totaled $104.2 million and $72.5 million, respectively.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Fee Income from Affiliates

Substantially all revenues are generated from TPG Funds or Portfolio companies. The Company disclosed revenues in Note 2.

Notes Receivable from Affiliates

From time to time, the Company makes loans to its employees and other affiliates. Certain of these loans are collateralized by underlying investment interests of the borrowers. The outstanding balance of these notes was $18.3 million and $25.7 million at December 31, 2020 and 2019, respectively.

These notes generally incur interest at floating rates, and such interest, which is included in interest, dividends and other in the Consolidated Financial Statements, totaled $0.5 million, $1.2 million and $1.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Aircraft Services

The Company leases aircraft owned by entities controlled by the Partners of the Company. Lease rates are at fair market value for similar aircraft based on an independent third-party appraisal. Such lease payments, which were paid to entities controlled by the Partners of the Company, totaled $4.9 million for the year ended December 31, 2020, and $6.8 million for each of the years ended December 31, 2019 and 2018.

Other Related Party Transactions

The Company has entered into contracts to provide services or facilities for a fee with certain related parties. A portion of these fees are recognized within expense reimbursements and other in the amount of $16.6 million. During the years ended December 31, 2020, 2019, and 2018, these related parties have made payments associated with these arrangements of $21.1 million, $0.1 million, and $0.1 million, respectively.

15.	Operating Leases

The following tables summarize the Company’s lease cost, cash flows, and other supplemental information related to its operating leases.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,
	2020	2019
Lease cost (a):
Operating lease cost	$35,995	$31,116
Short-term lease costs	184	351
Variable lease cost	2,478	5,091
Sublease income	(4,000)	(762)

Total lease cost	$34,657	$35,796

Weighted-average remaining lease term	8.3	9.1
Weighted-average discount rate	4.09%	4.14%

(a)	Office rent expense for the years ended December 31, 2020 and 2019 was $30.9 million and $24.5 million, respectively.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Supplemental Consolidated Statements of Cash Flows information related to leases were as follows (in thousands):

	Year Ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities	$29,427	$29,655
Non-cash right-of-use assets obtained in exchange for new operating lease liabilities (a)	6,035	120,130

(a)

The new operating right of use assets and related liabilities for the year ended December 31, 2019 excludes the initial impacts of the adoption of ASU 2016-02. The decrease for the year ended December 31, 2020 from the prior year ended December 31, 2019 is due to the timing of the renegotiation of lease contracts approaching expiration.

The following table shows the undiscounted cash flows on an annual basis for operating lease liabilities as of December 31, 2020 (in thousands):

Year Due	Lease Amount
2021	$31,738
2022	24,550
2023	22,310
2024	26,674
2025	23,929
2026 and thereafter	108,112

Total future undiscounted operating lease payments	237,313
Less: imputed interest	(41,326)

Present value of operating lease liabilities	$195,987

16.	Commitments and Contingencies

Guarantees

Certain of the Company’s consolidated entities have guaranteed debt or obligations. At December 31, 2020 and 2019, the maximum obligations guaranteed under these agreements totaled $511.9 million and $528.1 million, respectively. At December 31, 2020, the guarantees had expiration dates as follows (in thousands):

Maturity Date	Guarantee Amount
August 2022	$30,000
November 2025	300,000
June 2026	60,000
December 2026	74,286
June 2030	47,377
Thereafter	260

Total	$511,923

During the year ended December 31, 2020, the Company extended the expiration date on debt obligations of $30.0 million to August 2022, $300.0 million to November 2025, $60.0 million to June 2026 and $74.3 million to December 2026.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

At December 31, 2020 and 2019, the outstanding amount of debt on obligations related to these guarantees was $127.7 million and $141.3 million, respectively.

Letters of Credit

The Company had $0.7 million and $0.2 million in letters of credit outstanding at December 31, 2020 and 2019, respectively.

Commitments

At December 31, 2020, the consolidated TPG Funds had no outstanding signed investment commitments with respect to private equity investments.

At December 31, 2020, the general and limited partners of the consolidated TPG Funds had unfunded capital commitments of $4.8 million to consolidated TPG Funds.

At December 31, 2020, the Holdings Companies had unfunded investment commitments of $472.3 million to the TPG Funds and other strategic investments.

Contingent Obligations (Clawback) With Affiliates

Included within net gains (losses) from investment activities in the Consolidated Financial Statements are gains from TPG Fund investments. The portion of net gains (losses) attributable to non-controlling interest holders is included within net income (loss) attributable to non-controlling interests. Net gains (losses) attributable to non-controlling interest holders are net of carried interest earned by the Company. Carried interest received by the general partners of the respective TPG Funds is subject to clawback to the extent the carried interest received by the general partners exceeds the amount the general partners are ultimately entitled to receive based on cumulative fund results.

At December 31, 2020, if all investments held by the TPG Funds were liquidated at their current unrealized fair value, there would be clawback of $60.7 million, net of tax, for which a performance fee reserve was recorded within other liabilities in the Consolidated Financial Statements.

At December 31, 2020, if all remaining investments were deemed worthless, a possibility management views as remote, the amount of carried interest subject to potential clawback would be $823.0 million on a pre-tax basis.

During the year ended December 31, 2020, the general partners made $1.5 million of payments on the clawback liability.

The Company holds additional equity method investments that generate performance fee-based income in which the potential for additional clawback exists, a possibility that management views as unlikely. The reporting rights of these investments is such that management does not have the ability to estimate potential clawback.

Legal Actions and Other Proceedings

From time to time, TPG is involved in legal proceedings, litigation and claims incidental to the conduct of our business, including with respect to acquisitions, bankruptcy, insolvency and other types of proceedings. Such

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

lawsuits may involve claims against our portfolio companies that adversely affect the value of certain investments owned by TPG’s funds. TPG’s business is also subject to extensive regulation, which has and may result in TPG becoming subject to examinations, inquiries and investigations by various U.S. and non-U.S. governmental and regulatory agencies, including but not limited to the SEC, Department of Justice, state attorneys general, Financial Industry Regulatory Authority (“FINRA”), and the U.K. Financial Conduct Authority. Such examinations, inquiries and investigations may result in the commencement of civil, criminal or administrative proceedings or fines against TPG or its personnel.

TPG accrues a liability for legal proceedings in accordance with Generally Accepted Accounting Principles, in particular, TPG establishes an accrued liability for loss contingencies when a settlement arising from a legal proceeding is both probable and reasonably estimable. If the matter is not probable or reasonably estimable, no such liability is recorded. Examples of this include: (i) the proceedings may be in early stages; (ii) damages sought may be unspecified, unsupportable, unexplained or uncertain; (iii) discovery may not have been started or is incomplete; (iv) there may be uncertainty as to the outcome of pending appeals or motions; (v) there may be significant factual issues to be resolved or (vi) there may be novel legal issues or unsettled legal theories to be presented or a large number of parties. Consequently, management is unable to estimate a range of potential loss, if any, related to such matters. Even when TPG accrues a liability for a loss contingency such cases, there may be an exposure to loss in excess of any amounts accrued. Loss contingencies may be, in part or in whole, subject to insurance or other payments such as contributions and/or indemnity, which may reduce any ultimate loss.

In November 2019, it became probable that the Company would settle a dispute with the Internal Revenue Service for approximately $7.5 million. This settlement did not result in a change to the Company’s previously filed Federal Income tax returns. In the fourth quarter of 2019, the Company recorded this expected settlement amount in general, administrative, and other in the Consolidated Statements of Operations and the offsetting payable in accounts payable and accrued expenses in the Consolidated Statements of Financial Condition.

In December 2020, the Company settled the dispute with the Internal Revenue Service by making a payment of approximately $7.8 million and recorded additional expenses of $0.3 million in general, administrative, and other in the Consolidated Statements of Operations.

Based on information presently known by management, TPG has not recorded a potential liability related to any pending legal proceeding and is not subject to any legal proceedings that we expect to have a material impact on our operations, financial positions, or cash flows. It is not possible, however, to predict the ultimate outcome of all pending legal proceedings, and the claimants in the matter discussed below seek potentially large and indeterminate amounts. As such, although we do not consider such an outcome likely, given the inherent unpredictability of legal proceedings, it is possible that an adverse outcome in the matter described below or certain other matters could have a material effect on TPG’s financial results in any particular period.

Since 2011, a number of TPG-related entities and individuals, including David Bonderman and Jim Coulter, have been named as defendants/respondents in a series of lawsuits in the US, UK, and Luxembourg concerning an investment TPG held from 2005-2007 in a Greek telecommunications company, known then as TIM Hellas (“Hellas”). Entities and individuals related to Apax Partners, a London based investment firm also invested in Hellas at the time, are named in the suits as well. The cases all allege generally that a late 2006 refinancing of the Hellas group of companies was improper.

To date, most of the lawsuits filed in New York Federal and State courts against TPG and Apax-related defendants have been dismissed, with those dismissals upheld on appeal, or the appeal period has passed. A lawsuit pending in the District Court of Luxembourg against two former TPG partners and two individuals related to Apax involved in the investment has been decided after trial in their favor on all claims and is now on

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

appeal. In February 2018, a High Court case in London against a number of TPG and Apax related parties and individuals was abandoned by the claimants in the early days of a scheduled six-week trial with costs of $9.5 million awarded to the TPG and Apax-related parties, of which $3.4 million was awarded to TPG.

In addition to the Luxembourg appeal, two cases in New York state court are active. and two cases in New York federal court are stayed, against TPG and Apax-related parties concerning the Hellas investment. Motions to dismiss by all defendants are pending in the two active actions.

TPG believes that the suits related to the Hellas investment are without merit and intends to continue to defend them vigorously.

Indemnifications

In the normal course of business, TPG enters into contracts that contain a variety of representations and warranties that provide general indemnifications. In addition, certain of TPG’s funds have provided certain indemnities relating to environmental and other matters and has provided nonrecourse carve-out guarantees for fraud, willful misconduct and other customary wrongful acts, each in connection with the financing of certain real estate investments that TPG has made. TPG’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against TPG that have not yet occurred. However, based on experience, TPG expects the risk of material loss to be remote.

17.	Compensation and Benefits

TPG provides voluntary defined contribution plans for its U.S. and U.K. employees who meet certain eligibility requirements. The current defined contribution plan for U.S. employees is a 401(k) profit-sharing plan that was adopted in May 1996. The current defined contribution plan for U.K. employees is a pension plan that was adopted in January 2010. Employees may elect to make contributions up to legally established limits. Both plans provide for employer contributions at the Company’s discretion. The Company’s contribution expenses were $11.2 million, $13.6 million and $12.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Compensation includes a significant performance-based component in the form of discretionary bonuses. The Company incurred discretionary bonus expense of $293.9 million, $316.7 million and $252.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

18.	Redeemable Equity (see Note 2 – Special Purpose Acquisition Companies)

In May 2017, TPGE consummated its $650.0 million initial public offering. In June 2017, TPGH consummated its $450.0 million initial public offering. TPGE is a SPAC incorporated in Delaware and TPGH is a SPAC incorporated as a Cayman Islands exempted company, both for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company consolidated TPGE and TPGH. As of December 31, 2018, redeemable equity totaled $456.9 million, which represented the full redemption value. During 2019, public shareholders redeemed $269.7 million of the outstanding equity. Effective July 31, 2018, TPGE consummated a business combination with Magnolia Oil & Gas Corp. and accordingly the Company deconsolidated TPGE. Effective November 20, 2019, TPGH consummated a business combination with Accel Entertainment Inc. and accordingly the Company deconsolidated TPGH.

In October 2020, PACE and TPGY consummated their $450.0 million and $350.0 million initial public offerings, respectively. PACE and TPGY sold 45,000,000 units and 35,000,000 units, respectively, at a price of

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

$10.00 per unit. Each unit consists of one Class A ordinary share of the Company at $0.0001 par value and one-fifth of one warrant. Prior to the initial public offering, PACE and TPGY entered into FPAs for an aggregate purchase price of $150.0 million and $100.0 million, respectively. These warrants and FPAs are reflected as derivative liabilities of SPACs on the Consolidated Statements of Financial Condition, see Note 5. PACE and TPGY are SPACs, incorporated as Cayman Islands exempted companies for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Offering costs during the year ended December 31, 2020 related to Class A ordinary shares issued by SPACs consisted of legal, accounting, underwriting fees and other costs incurred that are directly related to the initial public offering of units and totaled approximately $46.0 million, inclusive of $28.0 million in deferred underwriting commissions. Approximately $44.7 million of the offering costs were related to the issuance of Class A ordinary shares and charged to redeemable equity and approximately $1.3 million of the offering costs were related to the warrant liabilities and charged to the Consolidated Statement of Operations. The Company consolidates both PACE and TPGY.

As of December 31, 2020, the redeemable equity consisted of 45.0 million and 35.0 million outstanding Class A ordinary shares of PACE and TPGY, respectively. These interests were classified outside of partners’ capital totaling $800.0 million, which represented the full redemption value and equals the investments held in Trust Accounts. Net loss attributable to redeemable equity totaled $195.9 million for the year ended December 31, 2020. The following table summarizes the adjustments to redeemable equity (in thousands):

	Year Ended December 31,
	2020	2019	2018
Beginning balance	$—	$456,920	$1,102,839
IPO share proceeds	800,000	—	—
Current and deferred offering costs	(44,702)	4,000	—
Bifurcation of warrant liabilities	(24,000)	—	—
Net loss attributable to redeemable equity	(195,906)	(9,684)	(27,387)
Redemptions / withdrawals	—	(269,695)	(750)
Deconsolidation	—	(193,727)	(656,078)
Change in redemption value of redeemable non-controlling interest	264,619	12,186	38,296

Total redeemable equity	$800,011	$—	$456,920

19.	Other Non-Controlling Interests

Other non-controlling interests consist of:

•	Non-controlling interests held by TPG Affiliated Partners – ownership interests in certain consolidated entities held by various TPG affiliated partners

•	Non-controlling interests held by investors – ownership interests in the Holdings Companies held by investors otherwise unaffiliated with TPG

Partners’ capital attributable to other non-controlling interests consisted of the following (in thousands):

	December 31,
	2020	2019
TPG affiliated partners	$1,601,037	$1,647,564
Investors	454,249	374,134

Other non-controlling interests	$2,055,286	$2,021,698

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

TPG Group Holdings (SBS), L.P.

Notes to Consolidated Financial Statements

Net income (loss) attributable to other non-controlling interests was as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
TPG affiliated partners	$548,504	$561,189	$406,817
Investors	171,136	90,369	47,508

Income attributable to other non-controlling interests	$719,640	$651,558	$454,325

20.	Regulated Entities

At December 31, 2020, the Company consolidates a registered broker-dealer subsidiary that is subject to the minimum net capital requirements of the SEC and FINRA which may restrict the Company’s ability to withdraw funds from the broker-dealer. The broker-dealer has continuously operated in excess of its minimum net capital requirements.

Certain other U.S. and non-U.S. entities are subject to various investment adviser, commodity pool operator and trader regulations. This includes a number of U.S. entities that are registered as investment advisers with the SEC.

21.	Subsequent Events

Other than the additional SPAC public offerings and the amendment to the merger agreement for TPGY and EVBox Group discussed in Note 2, the additional investment in NewQuest discussed in Note 3, the extension of maturity on the Subordinated Credit Facility discussed in Note 11, and the repayment on the Revolving Credit Facility to Affiliate discussed in Note 14, there have been no subsequent events that require recognition or disclosure through September 1, 2021, the date that the financial statements were available to be issued.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

            Shares

Class A Common Stock

Prospectus

J.P. Morgan	Goldman Sachs & Co. LLC	TPG Capital BD, LLC

                    , 2021

Until                , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for                .

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Stock Exchange listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

In connection with the Reorganization described in the accompanying prospectus, the Registrant will issue            shares of Class A common stock to certain unitholders of the TPG Operating Group in exchange for Common Units. These shares of Class A common stock will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction does not involve a public offering. No underwriters will be involved in the transaction.

Also in connection with the Reorganization described in the accompanying prospectus, the Registrant will issue            shares of Class B common stock to certain unitholders of the TPG Operating Group, including entities beneficially owned by certain members of its management and board of directors. The shares of Class B common stock will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction does not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Certificate of Incorporation of TPG Partners, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Bylaws of TPG Partners, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1*	Form of Class A Common Stock Certificate.

5.1*	Opinion of Weil, Gotshal & Manges LLP.

10.1*	Form of Limited Partnership Agreement of TPG Operating Group I, L.P.

10.2*	Form of Limited Partnership Agreement of TPG Operating Group II, L.P.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Exhibit No.	Description

10.3*	Form of Limited Partnership Agreement of TPG Operating Group III, L.P.

10.4*	Indenture, dated as of May 9, 2018, between TPG Holdings I FinanceCo, L.P., TPG Holdings II FinanceCo, L.P., TPG Holdings III FinanceCo, L.P. and U.S. Bank National Association, as trustee.

10.5*	First Supplemental Indenture, dated as of October 1, 2019, among TPG Holdings I FinanceCo, L.P., TPG Holdings II FinanceCo, L.P., TPG Holdings III FinanceCo, L.P. and U.S. Bank National Association, as trustee.

10.6*	Third Amendment Agreement in respect of the Third Amended and Restated Credit Agreement, dated as of November 12, 2020, among TPG Holdings, L.P., acting through its general partner, TPG Group Advisors (Cayman), Inc., TPG Holdings I, L.P., TPG Holdings II, L.P. TPG Holdings II Sub, L.P., TPG Holdings III, L.P., TPG Holdings I-A, LLC, TPG Holdings II-A, LLC and TPG Holdings III-A, L.P., acting through its general partner, TPG Holdings III-A, Inc., as guarantors, the lenders from time to time party thereto and Citibank, N.A., as administrative agent and collateral agent.

10.7*	Form of Reorganization Agreement.

10.8*	Form of Tax Receivable Agreement.

10.9*	Form of Exchange Agreement.

10.10*	Form of Investor Rights Agreement.

10.11*	Form of TPG Partner Holdings, L.P. Investor Agreement.

10.12*	Form of RemainCo Administrative Services Agreement.

10.13*	Form of RemainCo Performance Earnings Agreement.

10.14*	Employment Agreement, dated as of , 2021, between TPG Partners, Inc. and Jon Winkelried.

10.15*	Employment Agreement, dated as of , 2021, between TPG Partners, Inc. and James G. Coulter.

10.16*	Agreement, dated as of , 2021, between TPG Partners, Inc. and David Bonderman.

10.17*	Form of U.S. Offer Letter for TPG Partners, Inc.

10.18*	TPG Partners, Inc. Omnibus Equity Incentive Plan.

10.19*	Form of Restricted Stock Unit Grant Agreement under the TPG Partners, Inc. Omnibus Equity Incentive Plan.

10.20*	Form of Executive Officer and Director Indemnification Agreement for TPG Partners, Inc.

21.1*	List of subsidiaries.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by

TPG Partners, LLC Pursuant to 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of                 , State of                 , on                 , 2021.

TPG Partners, LLC

By:
	Name:	Jon Winkelried
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of                ,                and                 , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                 , 2021.

Signature	Title

David Bonderman	Founding Partner, Non-Executive Chairman and Director

James G. Coulter	Founding Partner, Executive Chairman and Director

Jon Winkelried	Chief Executive Officer and Director (Principal Executive Officer)

Jack Weingart	Chief Financial Officer and Director (Principal Financial Officer)

Martin Davidson	Chief Accounting Officer (Principal Accounting Officer)

Todd Sisitsky	Director

Anilu Vazquez-Ubarri	Director